

2024

Notice & Proxy
Statement



2023 Annual Report



Shareholders, customers, partners, and Twilions,

Jeff Lawson, and his cofounders John Wolthuis and Evan Cooke, created a special company when they started Twilio and along with it, the Communications Platform as a Service (CPaaS) category. Their vision was to give software developers the tools they needed to communicate effectively and reliably with their customers. Since that beginning, Twilio has been the clear, market leader[1] in enabling communications technology.



Today, Twilio stands at the leading edge of the AI revolution, positioned extremely well for the future. We see endless possibilities to innovate with AI. Two key components to creating an AI solution are the data needed to train and personalize models, plus the communications capabilities to allow customers to interact with those models. Twilio is a market leader in both – with Segment, the market leader in Customer Data Platforms, and Communications, the market leader in CPaaS.[1] The combination of our rich set of data, coupled with our ability to learn from each customer interaction enables us to create an AI flywheel unique to Twilio.

Customers are why Twilio exists. Since the inception of the company, we've affectionately referred to our customers as "builders." We power trillions of interactions and serve nearly 40% of the Forbes Global 2000. Brands like Airbnb, eBay, Dominos, DoorDash, Intuit, LEGO, Mercado Libre, Marks & Spencer, NatWest Group, Shopify, Stripe, Uber, and Viagogo, rely on us every day to power their businesses. We power communications in

nearly every conceivable industry category and across the globe. What's true for all our customers is they count on us to ensure that each message is delivered on time, every time – a responsibility we take very seriously.

The flywheel I referenced earlier is not a hypothetical, but a reality delivered through a variety of product capabilities we have in the market today, plus many additional ones that are on our roadmap this year. These capabilities create uniqueness, intimacy, and an ongoing relationship between our customers and their consumers. In 2023, we shipped over 275 new product releases to over 300,000 active customer accounts globally to address increasingly sophisticated customer use cases. Our innovation velocity is extraordinarily high and targeted to meet the growing needs of our customers, with a particular emphasis on speed and quality.

In parallel, we also see an opportunity to run the company fundamentally better – with considerably more discipline, rigor and focus across the board so that our innovations



translate into superior financial performance and strong returns for investors. Last year, we made good progress, largely through our Communications business, growing the company's organic revenue by 10% and improving our non-GAAP operating results from a non-GAAP operating loss of $4 million in 2022 to non-GAAP operating income of $533 million in 2023.[2]

I'm proud of what we have accomplished and the way in which we're maturing as a company, but I'm hardly satisfied. Jeff brought the company from an idea that was scribbled on a pizza box to significant heights. And it's now on our team to take all that's great about Twilio – developers, customers, our employees, and values – and deliver even better customer and investor outcomes well into the future. We've got this, we're executing and our efforts will pay off over time.

Financial Discipline

Our aim is to find the appropriate balance of durable long-term growth, coupled with additional operating leverage, while continuing to reinvest in a prioritized set of research and development (R&D) projects to continue creating amazing outcomes for customers. In prior periods, Twilio was among the fastest growing companies in the history of software, supercharged in the recent past by the pandemic and the impact it had on digital engagement. But to generate that growth, the company invested heavily, which caused challenges when the macroeconomic environment slowed, leaving us with too significant a cost burden. This past year, we took difficult, but necessary actions to adjust

our cost profile, in order to put us on a path to generating meaningful levels of profit and cash.

In addition to realigning our cost structure, we evaluated our lines of business and divested our IoT and ValueFirst businesses. We also recently concluded an operational review of Segment, resulting in a narrowed set of R&D priorities, and a path to non-GAAP breakeven for our Segment business by Q2'25. Through these actions, we have properly sized our investments and streamlined our teams.

We also introduced our first cash bonus program for 2024 and beyond, which will enable us to further reduce stock-based compensation and accelerate our path to GAAP profitability. Stock-based compensation as a percentage of revenue has fallen by over 450 basis points for 2023 as compared to 2022 and we remain on track to reduce it by a further 400-600 basis points by the end of 2027. Meanwhile, we delivered $364 million in free cash flow in 2023, driven by our strong non-GAAP profitability.[2]

With the strength of our balance sheet, free cash flow generation, and confidence in our trajectory, we have also committed to a sizable capital return program. Earlier this year, the Twilio Board authorized $2 billion in share repurchases in addition to the $1 billion it authorized in 2023. As of March 31, 2024, we have completed more than $1 billion of repurchases and expect to complete the remainder by the end of 2024.



Operating Rigor

In 2023 and into 2024, we also took steps to meaningfully improve how we run our business day-to-day. In early 2023, we created two business units – Communications and Segment (formerly known as Data & Applications). This structure allows us to better serve the unique buyers for each business, reduce complexity for our teams, bring dedicated focus to the unique priorities of each business unit, and create more transparency for our investors.

For example, in Communications, we undertook a significant effort to address technical debt, and thanks to tremendous work from several of our teams, we are now much more efficient and resilient. I'm particularly proud of how our teams came together to set an industry-leading standard for compliance with our response to new 10DLC and toll-free regulations in 2023 to register virtually all of this traffic, while also mitigating much of the revenue risk we initially anticipated. We migrated to the latest Linux OS, moved our data storage systems to managed services, and transitioned our software to run in containers. All of these changes position us well on our journey to a modern infrastructure platform built on Kubernetes, which will help improve reliability and accelerate future R&D deployments.

Similarly, in Segment we have narrowed the focus in R&D to three core deliverables for 2024. First, we will deliver data warehouse interoperability so customers can unlock the data in the warehouse, combine it with Segment, and ultimately accelerate activation.

Second, we will capitalize on our momentum with CustomerAI by delivering great results to marketers with more predictions and audience capabilities and better time-to-value with CDP co-pilots. And third, we will introduce three new products that natively embed Segment so customers can utilize Segment with ease inside of their Communications workloads.

Since stepping into the role of CEO, I've also had the opportunity to reinvigorate our bench and welcome new leaders to Twilio, including: Thomas Wyatt, President of Twilio Segment, and Inbal Shani, Chief Product Officer of Twilio Communications. Both leaders bring a tremendous amount of domain expertise and outside perspective and will play an important role in shaping our next chapter.

Our Board of Directors is committed to strong governance and has taken a thoughtful approach to evolving our practices. In 2023 and in early 2024, our dual-class structure was sunset; we separated our Board Chair and CEO roles; and we appointed Charlie Bell, who brings decades of experience in the technology industry, and Andy Stafman, who provides an additional shareholder perspective, to our Board. And, in response to investor input, we submitted a proposal to our shareholders for the declassification of our Board.

Innovation Focus

The progress we have made in both financial discipline and operational rigor creates reinvestable capital and capacity for innovation as we continue to become the



world's leading customer engagement platform.

Our marquee launch of 2023 was CustomerAI, a technology layer that couples the power of large language models with the rich customer data that flows through Twilio's Customer Engagement Platform to help brands unlock amazing consumer experiences. Many of our products released in 2023, like Predictions, Voice Intelligence, and Recommendations, are underpinned by CustomerAI. We've received great feedback from customers, including Arduino, Caring.com, Jack Henry and Trade Me, who are leveraging aspects of our CustomerAI innovations to better connect with consumers in a personalized fashion. We also received a great response from our developer community as many participated in our AI Startup Searchlight where startups, including Arist, FleetWorks, Milo, Next Order, Rely Health, and Smith.ai, demonstrated impressive ingenuity, using generative AI with Twilio to enhance digital communications and experiences for their customers.

We're continuing to focus on delivering a trusted experience so that our customers and their end users get the best possible experience. For example, we made a number of enhancements to our Verify API by releasing Fraud Guard and support for Rich Communication Services. Fraud Guard has been a game-changer as it analyzes customer traffic patterns using AI models to block fraudulent messages. It has saved customers $46 million to date and blocked 398 million fraud attempts. And on average, customers who buy Verify for fraud prevention achieve payback within the first month!

Specific to Segment, we expanded our partnerships with Databricks and Snowflake and introduced our Zero Copy Architecture that gives warehouse-centric data teams even more control over their source data, eliminating the need for data copying. We've recently gone live with our integration with Databricks Lakehouse, which supports bidirectional integrations between Segment and Databricks so customers can seamlessly ingest and activate data that they already have sitting in Databricks. We also introduced Segment Unify, a real-time identity solution that allows businesses to merge the complete history of each customer into a single profile and freely synchronize it with their data warehouse, which will help customers get up-and-running faster on Segment.

Lastly, I'm proud of the progress that we've made building on top of our unified data layer. Our recent launch of Agent Copilot was the first of three launches in 2024 that natively embed Segment into Twilio's Communications products. Organizations like Caring.com and Universidad Uk (formerly Kuepa) are already leveraging these tools to deliver exceptional customer experiences, driving loyalty, growth, and satisfaction for both customers and agents. But, more importantly, this launch proved that when we truly operate as one team – one that is disciplined and focused on bringing our leading CPaaS and leading CDP together – we can achieve more for customers.

The innovation we're delivering is getting tremendous recognition in recent reports from Gartner, Omdia, and IDC,[3] and it's translating to meaningful wins for our team. During 2023,



we secured our largest deals in the history of Twilio. These included a nine-figure commitment with a leading cloud communications software company to use Twilio Messaging and our largest email deal with a marketing automation company that embedded Twilio's leading email APIs into their platform. These wins were only made possible by the fact that we're relentlessly innovating on behalf of our customers.

Our products are also making meaningful impacts to the social impact organizations that rely on us to expand their reach and scale their missions. 2023 marked a decade of Twilio.org! During the year, we reached more than 546 million people worldwide and helped send over 22 billion messages for good using Twilio's products. I'm particularly proud of our work with the International Federation of Red Cross and Red Crescent Societies (IFRC). With Twilio Flex, the IFRC is able to extend its humanitarian reach and ensure the thousands of refugees and migrants who have been displaced receive timely and individualized assistance.

As I look ahead, I'm excited about the bets we are placing on the future of customer experience, with offerings that span the entire customer lifecycle ensuring customers are delivering the right message in a timely and relevant manner. We are well positioned to lead the new era of customer interactions with our omni-channel orchestration capabilities, embedding Segment's access to real-time data profiles across the platform and innovations in CustomerAI.

We've disrupted communications, we've disrupted contact centers, and we've disrupted data. These disruptions are just the beginning. Our technology is what sets us apart and we will continue to relentlessly innovate for our customers.

Twilio Magic

The bedrock of Twilio is something we call The Twilio Magic – a set of values that encapsulate our ambitions in service of customers. When I joined the company in 2018, what struck me about The Magic is not the clever words and phrases, but rather the way our team both embodied and invoked the values as a means to constantly improve and perform.

The Magic has four key tenets: We Are Builders, We Are Owners, We Are Curious, and We Are Positrons. Twilio is operating in a very different environment in 2024 than in any prior period and The Magic has endured. The future will no doubt bring new opportunities and challenges, and our values will continue to be an invaluable asset – guiding how we work, enforcing shared accountability to one another as we innovate, and problem solve.

As I reflect on all we accomplished in 2023 and look back on my first few months as CEO, it is clear to me how our values have helped us accelerate through change, while remaining centered on innovating and building for our customers.

To my fellow Twilions, thank you for your resilience, focus, and commitment to always innovating for our customers. You bring The Magic to life.



To our customers, you are the reason we exist. Thank you for trusting us with your most important customer interactions, and for fueling our inspiration and innovation.

To our shareholders, thank you all for your support as we drive towards durable, profitable growth. We are committed to delivering for you.

I'm incredibly energized about Twilio's opportunities ahead and extremely confident in our plans to seize them.

Sincerely,
Khozema



Footnotes

[1] Twilio is the #1 CDP for 2022 market share as determined by IDC (IDC Worldwide Customer Data Platform Applications Software Market Shares, 2022: Continued CDP Growth to $2.7 Billion Proves Value of Unified Data for CX and Digital Business, June 2023, IDC #US50861023.)
Twilio named a leader in CPaaS the 2023 IDC MarketScape. (IDC MarketScape: Worldwide Communications Platform as a Service 2023 Vendor Assessment, May 2023, IDC #US50607923.)
Twilio named a Leader in the 2023 Gartner® Magic Quadrant for CPaaS. (Magic Quadrant for Communications Platform as a Service, Lisa Unden-Farboud, Ajit Patankar, Brian Doherty, Daniel O'Connell, September 18 2023, GARTNER, ID G00784989)
Twilio named a Leader in the Omdia Universe: Customer Engagement Platforms 2023-2024
Twilio named a Leader in the Omdia Universe: CPaaS Platform Providers, 2023–24
Twilio named a Leader in the 2023 IDC MarketScape on customer data platforms for the financial services industry per IDC. (IDC MarketScape: Worldwide Customer Data Platforms Focused on the Financial Services Industry 2023 Vendor Assessment, September 2023, #US51211923e)

[2] For further discussion regarding, and a reconciliation of, our non-GAAP to GAAP financial measures, please see Appendix B of our Proxy Statement.

[3] Twilio named a Leader in the 2023 Gartner® Magic Quadrant for CPaaS. (Magic Quadrant for Communications Platform as a Service, Lisa Unden-Farboud, Ajit Patankar, Brian Doherty, Daniel O'Connell, September 18 2023, GARTNER, ID G00784989) a Leader in the Omdia Universe 2023-2024 Customer Engagement Platform report and a Leader in the Omdia Universe 2023-2024 CPaaS report, a Leader in IDC MarketScape's CDP Financial Service Industry and its CPaaS market report.

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "can," "will," "would," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "forecasts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this letter include, but are not limited to, statements about: our future financial performance, including our expected financial results, our guidance and related commentary, and our timeline to GAAP profitability; our expectations regarding factors affecting our results of operations and the assumptions underlying such expectations; our anticipated strategies, business plans and product improvements; our expectations regarding the anticipated effects of our business unit reorganization; our expectations regarding our recent operational review of Segment and the effects of the changes we are making to our business as a result of such review; our expectations regarding recent changes to our leadership structure; our ability to form and expand partnerships with technology partners; our ability to leverage AI to develop and deliver products that incorporate AI, including CustomerAI; our expectations regarding changes to our board of directors; our expectations regarding our compensation strategy; our expectations regarding our share repurchase program; our expectations regarding the impact of macroeconomic and industry conditions and our ability to achieve growth in such conditions; and our ability to compete effectively in an intensively competitive market. You should not rely upon forward-looking statements as predictions of future events.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from those described in the forward-looking statements, including those more fully described in our most recent filings with the Securities and Exchange Commission, including our most recent report on Form 10-K, and subsequent reports on Form 10-Q and Form 10-K. Should any of these risks materialize, or should our assumptions prove to be incorrect, actual financial results could differ materially from our projections or those implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment, and new risks and uncertainties may emerge that could have an impact on the forward-looking statements contained in this letter.

Forward-looking statements represent our management's beliefs and assumptions only as of the date such statements are made. We undertake no obligation to update any forward-looking statements made in this letter to reflect events or circumstances after the date of this letter or to reflect new information or the occurrence of unanticipated events, except as required by law.

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TWILIO INC.
101 Spear Street, Fifth Floor
San Francisco, California 94105

Notice of Annual Meeting of Stockholders
To Be Held at 8:30 a.m. Pacific Time on June 6, 2024

 **Date**
June 6, 2024

 **Time**
8:30 a.m.
Pacific Time

 **Virtually at**
www.virtualshareholder
meeting.com/TWLO2024

 **Record Date**
Close of Business
on April 15, 2024

Dear Stockholders of Twilio Inc.:

We cordially invite you to attend the 2024 annual meeting of stockholders (the "Annual Meeting") of Twilio Inc., a Delaware corporation, which will be held virtually on **June 6, 2024 at 8:30 a.m. Pacific Time via live audio webcast at www.virtualshareholdermeeting.com/TWLO2024**, for the following purposes, as more fully described in the accompanying proxy statement:

 1. To elect the three Class II directors named in the proxy statement to serve until the 2027 annual meeting of stockholders and until their successors are duly elected and qualified;

 2. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2024;

 3. To approve, on a non-binding advisory basis, the compensation of our named executive officers;

 4. To indicate, on a non-binding advisory basis, the preferred frequency of future non-binding advisory votes to approve the compensation of our named executive officers;

 5. To approve a management proposal to amend our certificate of incorporation to declassify the board of directors; and

 6. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

The Annual Meeting will be a virtual meeting held via live audio webcast. You will be able to attend the meeting, vote your shares and submit your questions during the meeting at www.virtualshareholdermeeting.com/TWLO2024. As always, we encourage you to vote your shares prior to the Annual Meeting either via the Internet, by telephone or by mail to help make this meeting format as efficient as possible.

Our board of directors has fixed the close of business on April 15, 2024 as the record date for the Annual Meeting. Only stockholders of record on April 15, 2024 are entitled to notice of and to vote at the Annual Meeting. Further information regarding voting rights and the matters to be voted upon are presented in the accompanying proxy statement.

This proxy statement and our annual report can be accessed directly at www.proxyvote.com. You will be asked to enter the 16-digit control number located on your proxy card.

YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the Annual Meeting, we urge you to submit your vote as soon as possible to ensure that your shares are represented. For additional instructions on how to vote your shares, please refer to your proxy card. Voting your shares by proxy prior to the Annual Meeting does not deprive you of your right to attend the Annual Meeting and to vote your shares at the Annual Meeting.

By order of the board of directors,

Dana Wagner
*Chief Legal Officer, Chief Compliance Officer and
Corporate Secretary*
San Francisco, California

April 26, 2024

We appreciate your
continued support of Twilio.

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Table of Contents

* * *



Proxy Statement Summary

This proxy statement and the enclosed form of proxy are furnished in connection with the solicitation of proxies by our board of directors for use at the 2024 annual meeting of stockholders of Twilio Inc., a Delaware corporation (referred to in this proxy statement as "Twilio," the "Company," "we," "us," or "our"), and any postponements, adjournments or continuations thereof (the "Annual Meeting").

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider, and you should read the entire proxy statement carefully before voting. Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement and references to our website address in this proxy statement are inactive textual references only.

Information About Our 2024 Annual Meeting of Stockholders

The Annual Meeting will be held virtually on **June 6, 2024 at 8:30 a.m. Pacific Time via live audio webcast**. We encourage you to access the Annual Meeting before it begins. Online check-in will start at approximately 8:15 a.m. Pacific Time. You will be able to attend the virtual Annual Meeting, vote your shares electronically and submit your questions during the live audio webcast of the meeting by visiting www.virtualshareholdermeeting.com/TWLO2024 and entering your 16-digit control number located on your proxy card. The Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access this proxy statement and our annual report is first being mailed on or about April 26, 2024 to all stockholders entitled to vote at the Annual Meeting.

Additional information about these proxy materials and the Annual Meeting is provided in "question and answer" format commencing on page 83 of this proxy statement.

How to Vote



By Phone
1-800-690-6903
Vote must be received by 8:59 p.m. Pacific Time, June 5, 2024



By Internet Before the Meeting
www.proxyvote.com
Vote must be received by 8:59 p.m. Pacific Time, June 5, 2024



By Mail
Return your completed proxy card in the prepaid envelope
Vote must be received by 8:59 p.m. Pacific Time, June 5, 2024



By Internet During the Meeting
www.virtualshareholdermeeting.com/TWLO2024
Vote must be submitted before the polls close during the Annual Meeting

Voting Matters and Vote Recommendation

Management Proposals	Board's Recommendation	More Information
1. The election of Jeff Epstein, Khozema Shipchandler and Andrew Stafman as Class II directors.	**FOR**	Page 34
2. The ratification of the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2024.	**FOR**	Page 35
3. The approval, on a non-binding advisory basis, of the compensation of our named executive officers.	**FOR**	Page 37
4. The non-binding, advisory indication of the preferred frequency of future non-binding advisory votes to approve the compensation of our named executive officers.	**ONE YEAR**	Page 38
5. To approve a management proposal to amend our certificate of incorporation to declassify the board of directors.	**FOR**	Page 39

Financial and Business Highlights

Business Overview

We enable businesses of all sizes to revolutionize how they engage with their customers by delivering seamless, trusted and personalized customer experiences at scale. Our leading customer engagement platform comprises communications application programming interfaces ("APIs") that enable developers to embed numerous forms of messaging, voice, and email interactions into their customer-facing applications, as well as software products that target specific use cases, including customer data platforms, digital engagement centers, marketing campaigns, and advanced account security solutions. This combination of flexible APIs and software solutions helps businesses of all sizes and across numerous industries to benefit from smarter and more streamlined engagement at every step of the customer journey, driving reduced customer acquisition costs, lasting loyalty, and increased customer value. Our platform, which combines our highly customizable communications APIs with customer data management capabilities and software solutions, allows businesses to break down data silos and build a comprehensive single source for their customer data that is organized into unique profiles that are easily accessible by all their business teams. Empowered with this information and the insights it enables, businesses using our platform can provide robust, personalized and effective communications to their customers at every stage of their customer relationships. The value proposition of our offerings has become stronger and our products have become more strategic to our customers as more businesses have prioritized building increasingly personalized and differentiated customer engagement experiences through digital channels.

Business Update

Over the past year and a half, amid an evolving operating environment, we took robust proactive action to better position our business to achieve durable, profitable growth. Some of the key actions we have taken include:

- **Established new operating model**: Created two distinct business units—Communications and Segment (formerly Data & Applications)—to provide better focus, accountability and transparency.

- **Streamlined go-to-market**: Repositioned our sales organization to better address unique buyer needs.

- **Rationalized operating expenses**: Reduced our workforce by ~35% since September 2022, divested our IoT and ValueFirst businesses, reduced our real estate footprint, increased efficiency in R&D and G&A, and implemented other cost reductions across the business.

- **Reduced stock-based compensation**: Reduced stock-based compensation expense as a percentage of revenue by over 450 basis points for 2023 as compared to 2022, and reducing equity compensation for employees generally.

- **Returned capital**: Announced $3 billion in aggregate share repurchase authorizations that we are targeting to be completed by the end of 2024.

- **Conducted operational review of Segment business**: Assessed a range of options to identify the best path forward for the business in an effort to drive future stockholder value, and developed a plan to deliver a leaner business that we expect will be more effective and allow us to unlock incremental value in our Communications business.

- **Accelerated path to profitability**: Accelerated our target timeline to achieve GAAP operating profitability on a consolidated basis to the fourth quarter of 2025 and targeting break-even non-GAAP income from operations for Segment by the second quarter of 2025.

- **Enhanced financial reporting disclosures**: Began reporting segment-level revenue, gross profit, and non-GAAP income (loss) from operations for Communications and Segment, allowing stockholders to better understand the performance of the business and track our progress.

Leadership Transitions

In January 2024, we appointed Khozema Shipchandler as our Chief Executive Officer, succeeding Jeff Lawson, our co-founder, who stepped down as Chief Executive Officer and as a member of our board of directors (the "CEO Transition"). Mr. Shipchandler had most recently served as President, Twilio Communications, where he successfully pivoted the business to optimize for profitable growth. Prior to serving in this role, Mr. Shipchandler served as Twilio's Chief Operating Officer and Chief Financial Officer, and previously spent over two decades at General Electric Company ("General Electric").

This transition was part of our long-term leadership development and succession planning strategy, which is overseen by our compensation and talent management committee ("compensation committee"). Our succession planning process is further discussed in "Board of Directors and Corporate Governance—Executive Talent Management and Succession Planning".

Contemporaneous with our CEO Transition, our board of directors separated the roles of Board Chair and Chief Executive Officer and appointed Jeff Epstein, an independent director and formerly our lead independent director, to fill the newly created role of Independent Board Chair. Our board structure is further discussed in "Board of Directors and Corporate Governance—Board Leadership Structure".

Financial Performance and Capital Allocation

Our top priority is creating long-term value for our stockholders by driving Twilio towards durable, profitable growth. Our 2023 financial highlights include the following:

- Revenue of $4.15 billion, up 9% year-over-year. Communications revenue of $3.86 billion, up 9% year-over-year. Segment revenue of $295.3 million, up 7% year-over-year.

- Organic revenue growth of 10% year-over-year. Communications organic revenue growth of 11% year-over-year. Segment organic revenue growth equal to its GAAP revenue growth of 7% year-over-year.[1]

- GAAP loss from operations of $876.5 million in 2023, compared with GAAP loss from operations of $1.21 billion in 2022.

- Non-GAAP income from operations of $533.0 million in 2023, compared with non-GAAP loss from operations of $4.5 million in 2022.[1]

- Communications non-GAAP income from operations of $842.0 million. Segment non-GAAP loss from operations of $72.4 million.

- Net cash provided by operating activities of $414.8 million in 2023, compared with net cash used in operating activities of $254.4 million in 2022.

- Free cash flow of $363.5 million in 2023, compared with free cash flow of ($334.6 million) in 2022.[1]

- Reduced stock-based compensation expense as a percentage of revenue by over 450 basis points for 2023 as compared to 2022.

(1) Organic revenue growth, Communications organic revenue growth, Segment organic revenue growth, non-GAAP income (loss) from operations, and free cash flow are non-GAAP financial measures. Refer to Appendix B for their definitions and a reconciliation of each non-GAAP measure to its most directly comparable GAAP measure.

Additionally, as announced in connection with the conclusion of the operational review of Segment in March 2024, we accelerated our target timeline to achieve GAAP operating profitability on a consolidated basis to the fourth quarter of 2025 and we are targeting break-even non-GAAP income from operations for our Segment business by the second quarter of 2025.

Given the strength of our balance sheet and the improving free cash flow generation in our business, in February 2023, our board of directors authorized a $1 billion share repurchase program, and in March 2024, our board of directors announced an additional $2 billion share repurchase program. As of March 31, 2024, we have completed over $1.05 billion of repurchases and we are targeting to complete the remaining authorization by the end of 2024. We believe that these capital return programs create value for stockholders while reducing dilution from stock-based compensation.

Corporate Governance Highlights

Our corporate governance practices are described in the section titled "Board of Directors and Corporate Governance" below, including the following highlights:

✓ Independent board chair	✓ Annual Impact and DEI Report
✓ Highly independent board (8/9 directors)*	✓ Annual board and committee evaluations
✓ 100% independent board committees	✓ Succession planning process
✓ Regular executive sessions of independent directors	✓ CEO evaluation process
✓ Risk oversight by board and committees	✓ Annual say-on-pay vote
✓ Board oversight of strategy and business plans	✓ One share, one vote (dual class structure was sunset in 2023)
✓ Board oversight of ESG	✓ Stock ownership guidelines for directors and executive officers
✓ Robust annual stockholder engagement program	
✓ Thoughtful board refreshment process (added four new independent directors since 2021)	✓ Robust code of conduct and corporate governance guidelines
✓ Diverse director candidate pool requirement (aka "Rooney Rule")	✓ Regular review of corporate governance policies and committee charters
✓ Diverse board (5/9 directors), including 33% gender diversity and 33% racial/ethnic diversity*	✓ Policy prohibiting hedging, pledging and short sales

*   Excludes Mr. Deeter, who is not standing for re-election at the Annual Meeting.

Evolution of Corporate Governance

Twilio is committed to strong corporate governance. We believe that robust corporate governance policies and practices are critical to the effective management of our business, helping ensure that our business functions at its best and serves the long-term interests of our stockholders.

Since becoming a public company in 2016, our board and governance practices have evolved to reflect our strategic priorities, the changing needs of our businesses, practices of our peers and stockholder feedback.

As part of this evolution, we have regularly refreshed our board, with seven of nine independent directors added subsequent to the IPO and four of those added since the beginning of 2021, including most recently appointing Andrew Stafman to provide additional stockholder perspective. Our thoughtful and deliberate board refreshment process has focused on adding critical skills and qualifications to our board to help Twilio navigate strategic opportunities and challenges. Moreover, as part of this refreshment process, we have sought highly-qualified directors representing a diverse range of backgrounds and perspectives, leading to a board that is comprised of one-third gender diverse directors and one-third racially or ethnically diverse directors, as well as directors that have a wide range of skills and experiences relevant to Twilio.

In January 2024, Khozema Shipchandler was appointed Chief Executive Officer, an appointment which reflected the board's thoughtful and long-term approach to succession planning. Prior to this appointment, Mr. Shipchandler had been elevated to a series of senior executive roles with increasing responsibilities, including Chief Financial Officer in 2018, Chief Operating Officer in 2021, and as President of the Communications business unit in 2023. In January 2024 our board of directors also made the decision to separate the roles of board chair and Chief Executive Officer and appointed Jeff Epstein to the role of independent board chair. Mr. Epstein had previously served as our lead independent director since December 2017.

In 2023, our dual class common stock structure was sunset, providing all stockholders with identical voting rights.

We are also seeking stockholder approval at the Annual Meeting to declassify our board of directors. If approved, directors would be elected to one-year terms beginning with our 2025 annual meeting of stockholders.

An important consideration in all of our corporate governance decisions is stockholder feedback. In 2022 and 2023, we enhanced our stockholder engagement program and carefully considered what we heard from our stockholders. Many of the changes to both our corporate governance and executive compensation practices reflect the board's incorporation of this important feedback. Our stockholder engagement program is discussed in further detail below under the heading "Stockholder Engagement".

We are committed to ensuring that our corporate governance practices, as part of our broader strategy and maturation process, best position Twilio for future success. We will continue to evaluate and evolve our corporate governance profile, taking into account the best interests of the company and feedback we receive from our stockholders.



Stockholder Engagement

We have a robust, board-led stockholder engagement program that we use to ensure the perspectives of our stockholders are understood and incorporated into Twilio's decision-making. Throughout the year, our board of directors and management regularly review and consider feedback received from our stockholders, including through meetings with stockholders, voting results, and other routine communications.

Annual Stockholder Engagement Cycle

In 2023, we enhanced our stockholder engagement program, shifting to a more regular outreach and feedback process in the spring and fall. This expanded dialogue facilitates transparency, helps us better understand the perspectives of our stockholders and allows our board of directors to make better-informed decisions throughout the year.



Review and Prepare

- Our board of directors monitors and reviews:
  - investor feedback
  - stockholder voting results
  - trends in corporate governance, executive compensation, environmental, social and other matters
- Our board of directors and management identify and prioritize topics of interest to investors

Outreach and Engagement

- Our directors and management meet with investors to solicit feedback on topics of interest—including governance, sustainability and compensation—after the filing of our proxy and during the fall "off season"
- Management continuously engages with stockholders, analysts and prospective investors during the year through conferences, investor events and one-on-one calls
- Directors and management convey feedback to our full board of directors and relevant committees

Respond

- Our board of directors, committees and management review and discuss stockholder perspectives to identify priorities and trends
- We respond to stockholder feedback through changes to our practices, enhanced disclosure, or otherwise, as deemed appropriate and in the best interests of our stockholders



57%

We reached out to 21 institutional investors holding approximately 57% of our shares outstanding.



46%

We conducted meetings with 14 institutional investors holding approximately 46% of our shares outstanding.



100%

Independent directors participated in 100% of meetings with institutional investors.

Stockholder Outreach in 2023

Stockholder Outreach 	We conducted two rounds of stockholder outreach—one in the spring and one in the fall—during which we reached out to 21 institutional investors holding approximately 57% of our shares outstanding, and conducted meetings with 14 institutional investors holding approximately 46% of our shares outstanding. One or more of our independent board chair (who at the time served as our lead independent director and is also the chair of our audit committee), the chair of our compensation committee, and the chair of our nominating and corporate governance committee participated in each of these meetings, demonstrating our directors' strong commitment to understanding our stockholders' perspectives. Stockholder feedback from these meetings was conveyed to our full board of directors and relevant committees for consideration in their decision-making.
Company Participants 	Company participants in these meetings included: • Lead Independent Director (now our Board Chair) and Chair of Audit Committee • Chair of Compensation and Talent Management Committee • Chair of Nominating and Corporate Governance Committee • Investor Relations Team • Chief Legal Officer • Chief People Officer • Chief Social Impact Officer
Topics Discussed 	Topics discussed during these meetings included: • Company strategy • Executive compensation • Board structure and composition • Board oversight • Corporate governance • Environmental and social matters

Response to Stockholder Feedback

In the course of our discussions with stockholders, we have received valuable feedback on our business strategy and performance, compensation and corporate governance practices, and other matters, as summarized in the chart below. This feedback was conveyed to our full board of directors and relevant committees for consideration in their decision-making. Our consideration of the feedback from stockholders regarding our compensation of our named executive officers is further discussed in "Executive Compensation—Compensation Discussion and Analysis—Stockholder Engagement and Our Say-on-Pay Vote".

What We Heard	How We Responded
Company Strategy	
Reduce operating costs	• In the last year and a half we have taken significant action to reduce the costs of our business. In that time we reduced our workforce by approximately 35%, streamlined our go-to-market efforts to drive greater operating leverage, divested our IoT and ValueFirst businesses, moderated stock-based compensation expense, reduced our real estate footprint and further increased efficiency in R&D and G&A. • We generated non-GAAP income from operations of $533.0 million in 2023, compared to a non-GAAP loss from operations of $4.5 million in 2022.[1] • We generated free cash flow of $363.5 million in 2023, compared with free cash flow of ($334.6 million) in 2022.[1]
Address operating challenges in Segment	• In the first quarter of 2024, our Chief Executive Officer, board of directors, and management team conducted an operational review of Segment to determine the best path forward for creating long-term value for our stockholders. • After a thorough evaluation considering all options, including a sale, we determined that through the implementation of actionable operating changes, we believe we can improve the financial performance of Segment and further differentiate our Communications business. • As a result, we have developed a plan to deliver a leaner, more effective Segment business that we believe will allow us to drive greater value across the organization for our stockholders. • We are targeting break-even non-GAAP income from operations for Segment by the second quarter of 2025 and non-GAAP operating profitability thereafter. • In March 2024, we appointed Thomas Wyatt to the position of President of Segment. Mr. Wyatt will lead a more focused approach to achieve Segment's financial and operational goals, capitalize on the opportunities presented by AI and continue delivering best-in-class services to our customers.
Reduce stock-based compensation	• We reduced stock-based compensation expense as a percentage of revenue by over 450 basis points for 2023 as compared to 2022. • We removed significant portions of our employee population from our equity compensation program and reduced equity compensation levels for remaining employees going forward. In 2024, we introduced a broad-based annual cash bonus program to reduce equity compensation for employees generally.
Increase share repurchase program	• In February 2023 our board of directors authorized a $1 billion share repurchase program and in March 2024 our board of directors authorized an additional $2 billion share repurchase program. As of March 31, 2024, we have completed over $1.05 billion of repurchases and we are targeting to complete the remaining authorization by the end of 2024.
Enhance financial reporting disclosures	• In the second quarter of 2023, we began reporting segment-level revenue and gross profit for our Communications and Segment business units. • In the fourth quarter of 2023, we began reporting segment-level non-GAAP income (loss) from operations and plan to continue doing so going forward. • This allows stockholders to better understand the performance of the business and track the progress we need to make to achieve our goals of getting Segment to non-GAAP operating income breakeven by the second quarter of 2025 and getting to GAAP operating profitability on a consolidated basis by the fourth quarter of 2025.

What We Heard	How We Responded
Executive Compensation	
Pay and performance alignment	• In 2023, our former CEO's direct compensation was limited to base salary totaling $74,918 (with his base salary being reduced from $134,000 to $65,535, effective March 1, 2023).
	• Named executive officer base salaries were not increased in 2023 except in connection with promotions. Base salaries were also not increased during our 2024 compensation-setting process.
	• We used updated peer groups to set 2023 and 2024 compensation, which reflect a set of companies with comparable market capitalization and revenue. For 2024, we expanded our peer group to add companies from the broader communications industry that also maintain software offerings to better align with our business profile. These changes were designed to position us closer to the median of our peer group in terms of market capitalization and revenue, which had the effect of reducing our market compensation benchmarks.
Incorporate longer performance periods for PSU awards	• In 2024, our compensation committee determined to reintroduce performance-based restricted stock unit ("PSU") awards and to incorporate a cumulative three-year performance period. The compensation committee's rationale for reintroducing PSUs in 2024 is further discussed below in "Executive Compensation—Compensation Discussion and Analysis—2024 Executive Compensation Program Changes".
Incorporate profitability metrics in compensation program	• Our compensation committee selected non-GAAP income from operations as the performance target metric for the performance-based cash awards granted in 2023.
	• In 2024, our compensation committee determined to grant PSUs that would vest based on the achievement of (i) three-year cumulative free cash flow targets (70% weighting) and (ii) our relative total stockholder return measured against the S&P 500 Index over a three-year period (30% weighting).
Adopt a short-term incentive plan	• 2023 served as a transition year to an annual cash bonus plan. We granted performance-based cash awards in 2023 based on the achievement of performance targets for annual non-GAAP income from operations.
	• In 2024, we implemented an annual cash bonus plan for executives. Consistent with market benchmarks, each of our named executive officers will have an initial target bonus opportunity equal to 100% of base salary and maximum payout opportunities capped at 150% of base salary, with payouts tied to the achievement of (i) organic revenue growth targets (50% weighting) and (ii) non-GAAP income from operations targets (50% weighting).
Corporate Governance	
Sunset our dual class structure	• Our dual class voting structure was sunset in June 2023.
Separate CEO and Board Chair roles	• We separated the roles of CEO and board chair in January 2024, appointing Mr. Epstein, an independent director and formerly our lead independent director, as board chair.
Declassify board of directors	• We are seeking stockholder approval at the Annual Meeting to declassify our board of directors. If approved, directors would be elected to one-year terms beginning with our 2025 annual meeting of stockholders.
Continue board refreshment	• Since the beginning of 2021, we have added four new independent directors, each of whom bolsters oversight by our board of directors in areas critical to our business strategy, bringing additional skills and diversity to our board of directors, including most recently appointing Mr. Stafman to provide additional stockholder perspective.
	• We amended our corporate governance guidelines to require that each initial director search pool include candidates who reflect diverse backgrounds, including diversity of gender, race and ethnicity, formalizing our existing general practice of including and recruiting such candidates.

What We Heard	How We Responded
Environmental, Social, and Other	
Continue commitment to environmental and social issues	• We are committed to environmental and social issues and make related disclosures, such as our Impact and DEI Report. Stockholders expressed appreciation for this commitment and disclosure and expressed support for ongoing enhancements.
Continue commitment to stockholder engagement	• We enhanced our stockholder engagement program and implemented a year-round outreach and feedback process with formal meetings with our stockholders in the spring and fall.

(1)   Non-GAAP income (loss) from operations and free cash flow are non-GAAP financial measures. Refer to Appendix B for their definitions and a reconciliation of each non-GAAP measure to its most directly comparable GAAP measure.

Our Commitment to Environmental, Social, and Governance Matters

As a company, we recognize the impact that a business can have on its surrounding community and environment, and we are committed to being a responsible corporate citizen. We also value our employees and recognize the critical roles that they play in the achievement of our long-term goals and overall success. The following is intended as a summary of some of the steps we are taking to create a safe and inclusive workplace for our employees and to foster positive impact in our communities and for our stakeholders. More information about our environmental, social and governance ("ESG") efforts can be found in our most recent Impact and DEI Report, available on the Governance section of our website at https://investors.twilio.com. Information referenced on our website does not constitute part of this proxy statement.

Board Oversight of ESG

We are committed to sound governance and oversight of our impact on the communities where we operate and the environment. Our board of directors has delegated formal oversight of our ESG activities, programs and disclosure to our nominating and corporate governance committee. Members of our nominating and corporate governance committee receive updates from management and consider policy initiatives and actions related to our ESG activities. Our audit committee and compensation committee also play key roles in ESG-related risk oversight.

- Our nominating and corporate governance committee has primary responsibility for oversight of our ESG activities, programs and disclosure. Members of our management provide our nominating and corporate governance committee with formal updates on our ESG activities and programs.

- Our audit committee provides oversight of our enterprise risk management framework and processes. Our audit committee also oversees matters related to privacy, cybersecurity, and information and technology security, including reviewing the adequacy of the company's policies and processes and internal controls related to those matters.

- Our compensation committee oversees a range of human capital management activities and disclosure of such matters, including relating to talent acquisition, talent management and development and employee engagement, as well as employee diversity, equity and inclusion.

Environmental 	We recognize the impact that companies can have on the environment and our goal is to limit our impact on climate change and to carry out our business activities in a sustainable manner.
	
	 • We measure our greenhouse gas footprint annually and in 2023 we received validation from the Science Based Targets initiative for our greenhouse gas reduction target.
	
	 • We are also working to integrate sustainability initiatives into our business practices by:
	    o evaluating energy conservation initiatives and renewable energy purchases that can help reduce greenhouse emissions;
	    o working with our data center and cloud computing partners to measure our emissions; working to minimize data center energy use by utilizing containerization, server virtualization, selecting efficient equipment that meets environmental industry standards, and streamlining our code to reduce energy consumption; additionally, some of our co-location and cloud computing partners have established 100% renewable energy goals;
	    o managing our business travel and educating our suppliers on sustainability;
	    o monitoring our water usage and creating a systematic global approach to responsibly dispose of our electronic waste, including through participation in vendor buy-back programs or e-cycling; and
	    o fostering the promotion of conservation by recycling, composting, and source reduction in all of our offices globally.

Social Impact of Product Portfolio 	As a company, we have long been inspired by the imagination of developers tackling complex social problems. • Twilio.org, the social impact arm of our company (and not a separate legal entity), provides nonprofits with digital technology at a reduced rate and offers grant funding to help these organizations scale their missions. Whether it is fueling the technology behind crisis hotlines, building video applications that connect teachers and students for distance learning, or using our voice and SMS products to organize underrepresented communities to vote, our nonprofit partners are creating impact at scale through communication. • In 2023, more than 20,000 social impact organizations leveraged Twilio products and funding to reach over 546 million people worldwide.
Community Involvement and Philanthropy 	We believe communications play a critical role in solving some of the world's toughest social challenges. Nonprofits are meeting the increased demand for their support through communication technology, and in doing so are helping more individuals build long-term wellbeing and helping communities recover from humanitarian crises. • Through Twilio.org, we donate and sell our products at a reduced rate to nonprofits and offer grant funding to help scale these organizations' missions. • In 2015, we reserved 1% of our common stock to fund Twilio.org. As of December 31, 2023, 442,041 shares of our common stock were set aside to fund Twilio.org. • In addition to supporting organizations through our technology, we engage our employees through year-round volunteering opportunities, paid volunteer time off, and skills-based activities that leverage our employees' unique skills. One form of employee volunteering is the WePledge 1% program that Twilio.org launched in 2019. WePledge 1% is our volunteer impact and giving program in which employees can voluntarily pledge to give 1% of their own time, income, or equity (or a combination of all) to causes that resonate with them. In 2023, our employees volunteered over 5,700 hours.
Customer Protection, Data Privacy and Data Security 	We are committed to protecting the privacy and data of our customers and users. • We have implemented policies and procedures that facilitate compliance with applicable privacy laws, including the California Consumer Privacy Act and the General Data Protection Regulation, and work to use privacy by design in our review and development processes. • In 2018, we obtained approval for Binding Corporate Rules—considered one of the highest global standards for data protection. Our BCRs codify our guiding principles and approach to compliance with data protection laws when processing personal information. We are also certified to the Asia-Pacific Economic Cooperation Cross Border Privacy Rules and the European Union-United States Data Privacy Framework. • We have proactively taken steps to provide increased visibility to the Twilio community around government requests received for customer information by municipal, state, provincial and federal governments globally. We do this by publishing semi-annual transparency reports. Our transparency reports document how many government requests for information we receive, how we respond, and how often we are permitted by law to notify our customers of these requests. • We train employees on policies and procedures for secure data handling and use physical and procedural safeguards to help keep our facilities and equipment secure. All of our employees and contractors are required to complete data privacy and cybersecurity training each year.

Diversity, Equity and Inclusion



We remain committed to diversity, equity and inclusion ("DEI") principles across our business.

- We publish our gender and race/ethnicity demographic data in our Impact and DEI Report, which is available on the Governance section of our Investor Relations website at https://investors.twilio.com.

- Our DEI strategy continues to be guided by our vision to make Twilio a more equitable and inclusive workplace for all employees globally, and we will continue to grow our support for all employees regardless of their background or identity. This work is informed by our voluntary self-identification campaign, which empowers employees to give us a more detailed understanding of our workforce.

Board of Directors and Corporate Governance

Board of Directors

Our business and affairs are managed under the direction of a highly independent, experienced, qualified and diverse board of directors. Our board of directors, through our nominating and corporate governance committee, proactively evaluates its composition in the context of our company's evolving business needs and has taken a thoughtful approach to board composition. Our board of directors and the nominating and corporate governance committee believe the skills, qualities, attributes, experience and diversity of backgrounds (including diversity of gender and race/ethnicity) of our directors provide us with the right range of perspectives to effectively address our evolving needs and represent the best interests of our stockholders. Our board of directors also oversees our stockholder engagement program and reviews investor feedback, which allows us to better understand the perspectives of our stockholders and to take this feedback into account as we shape the composition of our board of directors.


Independence
8
89% Independent
1
Independent
Non-Independent
Gender Diversity
3
33% Women
6
Women
Men
Racial/Ethnic Diversity(1)
3
33% Racially/Ethnically Diverse
6
Racially/Ethnically Diverse
Non-Racially/Ethnically Diverse
Tenure(2)
~2.5 Years
3
6
< 4 Years
4-8 Years

(1) Includes directors who identify in any of the following categories: African American or Black, Hispanic or Latinx, Asian, Native American or Alaskan Native, Native Hawaiian or Other Pacific Islander, or North African or Middle Eastern.

(2) We have added four new independent directors since 2021.

* Each of the graphics above excludes Mr. Deeter, who is not standing for re-election at the Annual Meeting.

Our board of directors currently consists of ten directors. Our board of directors will be reduced to nine directors, effective as of immediately prior to the Annual Meeting. All of our board members, other than Mr. Shipchandler (and, during his time on our board of directors, Mr. Lawson), qualify as "independent" under the listing standards of the New York Stock Exchange. Our board of directors is divided into three classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the class whose term is then expiring. The effect that the management proposal to amend our amended and restated certificate of incorporation (our "certificate of incorporation") to declassify the board of directors will have on the three director classes and their respective terms of office is described below under the heading "Proposal 5—Management Proposal to Amend Our Certificate of Incorporation to Declassify the Board of Directors."

The following table sets forth the names, ages as of March 31, 2024, and certain other information for each of the members of our board of directors with terms expiring at the Annual Meeting (who are also nominees for election as a director at the Annual Meeting) and for each of the continuing and non-continuing members of our board of directors. Mr. Deeter is not standing for re-election at the Annual Meeting. His term as a member of our board of directors will end immediately prior to the Annual Meeting.

	Class	Age	Director Since	Current Term Expires	Expiration of Term for Which Nominated	Independent	Audit Committee	Compensation and Talent Management Committee	Nominating and Corporate Governance Committee
Directors with Terms Expiring at the Annual Meeting/Nominees									
Jeff Epstein	II	67	2017	2024	2027	✓	● (Chair)	● (Member)	
Khozema Shipchandler	II	50	2024	2024	2027				
Andrew Stafman	II	36	2024	2024	2027	✓			
Continuing Directors									
Charles Bell	I	66	2023	2026	—	✓	● (Member)		
Donna Dubinsky	III	68	2018	2025	—	✓			● (Member)
Jeffrey Immelt	I	68	2019	2026	—	✓		● (Chair)	
Deval Patrick	III	67	2021	2025	—	✓			● (Member)
Erika Rottenberg	I	61	2016	2026	—	✓	● (Member)		● (Chair)
Miyuki Suzuki	III	63	2022	2025	—	✓		● (Member)	
Non-Continuing Directors									
Byron Deeter	II	49	2010	2024	—	✓			

● Committee Chair   ● Committee Member   ✓ Independent Board Chair

Board Skills and Experience Matrix

Our nominating and corporate governance committee periodically evaluates the composition of our board of directors in the context of our company's evolving business needs, to ensure that our directors have the skillsets, experiences and backgrounds that collectively add value to the strategic decisions made by our company, that enable them to provide oversight of management, risk, business operations, and corporate strategy, and that allow our board of directors to best fulfill its responsibilities to the long-term interests of our stockholders. This has resulted in the addition of four new independent directors to our board of directors since the beginning of 2021. Summarized below are the skills and experience that we consider important for our directors in light of our business strategy, structure, and market dynamics. Our board of directors and the nominating and corporate governance committee believe the skills, qualities, attributes, experience and diversity of backgrounds (including gender and racial/ethnic diversity) of our directors provide us with a diverse range of perspectives to effectively address our evolving needs and represent the best interests of our stockholders. The matrix below excludes Mr. Deeter, who is not standing for re-election at the Annual Meeting.

	Bell	Dubinsky	Epstein	Immelt	Patrick	Rottenberg	Shipchandler	Stafman	Suzuki
Technology and Software Industry Deep insight in the technology and software industries to oversee our business and the risks we face related to those industries.	✓	✓	✓	✓		✓	✓	✓	✓
Communications Industry Deep insight in the communications industry to oversee our business and the risks we face related to that industry.		✓					✓		✓
Public Company Board Experience to understand the dynamics and operation of a public company.	✓	✓	✓	✓	✓	✓	✓		✓
Public Company Executive / Senior Leadership Experience in senior leadership positions at a public company to analyze, advise and oversee management in decision making, operations and policies.	✓	✓	✓	✓	✓	✓	✓		✓
Finance / Accounting / Audit Knowledge of financial markets, financing and accounting and financial reporting processes.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Sales and Marketing Sales and marketing experience to provide expertise and guidance to grow sales and enhance our brand.		✓		✓					✓
Human Capital / Compensation / Employee Development and Training Experience attracting and retaining top talent to advise and oversee our people and compensation policies in our competitive environment.	✓	✓		✓	✓	✓	✓		✓
Global Business Operations Experience and knowledge of global operations, business conditions and culture to advise and oversee our global business.	✓	✓	✓	✓	✓	✓	✓		✓
Risk Management Experience in risk oversight.	✓		✓	✓	✓	✓	✓		
Regulatory / Government / Public Policy Experience in governmental and regulatory affairs.	✓	✓		✓	✓	✓			
Cybersecurity / Information Security / Privacy Expertise to oversee cybersecurity, information security, and privacy management.	✓					✓	✓		✓
Strategy / Business Development / M&A Experience creating long-term value through investment, acquisitions and growth strategies.	✓	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Governance Experience in corporate governance, compliance, policy, investor relations and creating long term sustainable value.		✓	✓	✓	✓	✓	✓	✓	✓

Nominees for Director



Jeff Epstein

Age: 67
Director Since: 2017
Independent

Committees:
Audit (Chair)
Compensation and Talent Management

Other Public Company Board Experience:
AvePoint, Inc. (2021-present)
Okta, Inc. (2021-present)
Couchbase, Inc. (2015-present)
Poshmark, Inc. (2018-2023)
Shutterstock, Inc. (2012-2021)
Booking Holdings (2003-2019)

Experience:

Mr. Epstein has served as a member of our board of directors since July 2017. Mr. Epstein is an Operating Partner at Bessemer Venture Partners, a venture capital firm, which he joined in 2011. Prior to Bessemer Venture Partners, Mr. Epstein served as Chief Financial Officer of several public and private companies, including Oracle Corporation ("Oracle"), an enterprise software company, and DoubleClick Inc. ("DoubleClick"), an Internet advertising company, which was acquired by Google LLC. Mr. Epstein holds a B.A. from Yale University and an M.B.A. from Stanford University.

Qualifications:

With his extensive experience as an investor, director and senior financial executive at public and private companies, including as Chief Financial Officer at Oracle and DoubleClick, and as Operating Partner at Bessemer Venture Partners, Mr. Epstein brings to our board of directors in-depth knowledge of the complex accounting, financial and operational issues facing large global companies, with particular expertise in the software industry, and an understanding of accounting principles and financial reporting rules and regulations. In addition, Mr. Epstein's service on several boards of directors and audit committees of other publicly traded companies give him significant insight into the preparation of financial statements and knowledge of audit procedures as well as risk management oversight.



Khozema Shipchandler

Age: 50
Director Since: 2024

Committees:
None

Other Public Company Board Experience:
Smartsheet Inc. (2023-present)

Experience:

Mr. Shipchandler has served as our Chief Executive Officer and as a member of our board of directors since January 2024. Prior to that, Mr. Shipchandler served as our President, Twilio Communications from March 2023 to January 2024, as our Chief Operating Officer from 2021 to 2023, and as our Chief Financial Officer from 2018 to 2021. From 2015 to 2018, Mr. Shipchandler served as Chief Financial Officer and Executive Vice President of Corporate Development at GE Digital, an operational technology and infrastructure software company that is a division of General Electric, a multinational conglomerate. From 1996 to 2015, Mr. Shipchandler served in various executive roles at General Electric, including as Chief Financial Officer, Middle East, North Africa and Turkey from 2011 to 2013. Mr. Shipchandler has served on the board of directors of Smartsheet Inc., an enterprise software company, since June 2023. Mr. Shipchandler holds a B.A. in English and Biology from Indiana University Bloomington.

Qualifications:

With over 25 years of experience growing businesses and driving financial performance across global, public organizations, Mr. Shipchandler brings to our board of directors significant operational and financial leadership skills and expertise, particularly related to companies in the technology and software industry. He also brings a deep and valuable understanding of Twilio's business, operations and culture, having served in key senior executive roles at Twilio since 2018.



Andrew Stafman

Age: 36
Director Since: 2024

Committees:
None

Other Public Company Board Experience:
None

Experience:

Mr. Stafman has been a partner at Sachem Head Capital Management LP, a value-oriented investment management firm based in New York, since 2013. Prior to Sachem Head, Mr. Stafman worked as an Associate at Silver Lake Partners, a global private equity firm focused on technology-enabled investments. Mr. Stafman holds a B.S. in Economics, with a concentration in Finance, from The Wharton School at the University of Pennsylvania.

Qualifications:

During his time at Sachem Head, Mr. Stafman has led prominent activist positions and software related investments. He previously worked in private equity at Silver Lake Partners. Mr. Stafman has extensive knowledge of corporate strategy in finance and corporate governance matters as a result of his investment and private equity background.

Continuing Directors



Charles Bell

Age: 66
Director Since: 2023
Independent

Committees:
Audit

Other Public Company Board Experience:
None

Experience:

Mr. Bell has served as a member of our board of directors since March 2023. Since 2021, Mr. Bell has served as Executive Vice President, Security, Compliance, Identity, and Management for Microsoft, Inc. ("Microsoft"), a global software and technology company. From 1998 to 2021, Mr. Bell served in several roles at Amazon.com, Inc. ("Amazon"), an e-commerce and cloud computing company, including as Senior Vice President of Utility Computing from 2016 to 2021, Vice President of Utility Computing from 2005 to 2016, Vice President of eCommerce Platform from 2003 to 2005, and Vice President of Infrastructure from 1998 to 2003. Mr. Bell holds a B.A. in Business Administration, Information Systems Concentration from California State University, Fullerton.

Qualifications:

With his extensive experience in internet information technology, platform software, cloud computing and cybersecurity, including as Executive Vice President, Security, Compliance, Identity and Management at Microsoft, and as the former Senior Vice President of Utility Computing responsible for Amazon Web Services at Amazon, Mr. Bell brings a deep understanding of the technology industry and significant cybersecurity expertise to our board of directors. From his experience in executive leadership roles at multinational companies, Mr. Bell also brings a critical understanding of financial, operational, risk management, and regulatory compliance issues.



Donna Dubinsky

Age: 68
Director Since: 2018
Independent

Committees:
Nominating and Corporate Governance

Other Public Company Board Experience:
None

Experience:

Ms. Dubinsky has served as a member of our board of directors since December 2018. From 2022 to 2023, Ms. Dubinsky served as a Senior Counselor to the U.S. Secretary of Commerce, Gina Raimondo. Since 2005, Ms. Dubinsky has served as the Board Chair of Numenta, Inc. ("Numenta"), a machine intelligence company that she co-founded, and from 2005 to 2022, Ms. Dubinsky served as Numenta's Chief Executive Officer. Ms. Dubinsky also co-founded Handspring, Inc. ("Handspring"), a maker of personal digital assistants, and served as its President and Chief Executive Officer from 1998 to 2003 and as Acting Chief Financial Officer from 2002 to 2003. From 1992 to 1998, Ms. Dubinsky served as President and Chief Executive Officer of Palm Computing, Inc. ("Palm"), one of the first companies to develop and design handheld computers and smartphones. Since 2023, Ms. Dubinsky has served on the board of the National Center for the Advancement of Semiconductor Technology, a non-profit entity and she previously served on the board of Intuit Inc. and Yale University, including two years as Senior Fellow. Ms. Dubinsky holds a B.A. from Yale University and an M.B.A. from Harvard Business School.

Qualifications:

With her extensive experience founding and managing technology companies, including Palm, Handspring, and Numenta, Ms. Dubinsky brings to our board of directors experience as a successful entrepreneur with demonstrated expertise and knowledge in business strategy, innovation, executive leadership growth, an in-depth understanding of the technology landscape and valuable insight on growing a company from a start-up to a publicly traded company.



Jeffrey Immelt

Age: 68
Director Since: 2019
Independent

Committees:
Compensation and Talent Management (Chair)

Other Public Company Board Experience:
Bright Health Group, Inc. (2020-present)
Bloom Energy Corporation (2019-present)
Desktop Metal, Inc. (2018-present)
Hennessy Capital Investment Corp. V (2021-2022)
Tuya Inc. (2021-2022)

Experience:

Mr. Immelt has served as a member of our board of directors since June 2019. Mr. Immelt is a venture partner of New Enterprise Associates ("NEA"), a venture capital firm, which he joined in 2018. From 2001 to 2017, Mr. Immelt served as Chairman and Chief Executive Officer of General Electric. Prior to being appointed Chief Executive Officer, Mr. Immelt held several global leadership roles at General Electric from 1982 to 2000. Mr. Immelt serves on the boards of directors of certain of NEA's portfolio companies and previously served as a director of the Federal Reserve Bank of New York, as chairman of the U.S. Presidential Council on Jobs and Competitiveness and as a trustee of Dartmouth College. He holds a B.A. in Applied Mathematics from Dartmouth College and an M.B.A. from Harvard University.

Qualifications:

With his extensive experience as a chief executive and director of global businesses, including as the former Chief Executive Officer and Chairman of General Electric, Mr. Immelt brings to our board of directors a deep expertise in global business and financing strategy, as well as insight into managing all aspects of a multinational business, including operations, sales and marketing, human capital management, executive compensation, and global markets. In addition, Mr. Immelt's extensive public company board experience gives Mr. Immelt a strong understanding of his role as a director and a broad perspective on key industry issues and corporate governance matters. As a partner of a venture capital firm, Mr. Immelt also brings knowledge of the current landscape of emerging technologies and companies in our industry.



Deval Patrick

Age: 67
Director Since: 2021
Independent

Committees:
Nominating and Corporate Governance

Other Public Company Board Experience:
Cerevel Therapeutics Holdings, Inc. (2021-present)
Toast Inc. (2021-present)
American Well Corporation (2015-2019, 2020-present)
Environmental Impact Acquisition Corp. (2021-2022)
Global Blood Therapeutics, Inc. (2015-2019, 2020-2022)

Experience:

Mr. Patrick has served as a member of our board of directors since January 2021. Since 2024, Mr. Patrick has served as Senior Advisor at The Vistria Group, a leading impact investment firm. Since 2022, Mr. Patrick has served as the David R. Gergen professor of the practice of public leadership and as co-director of the Center for Public Leadership at the Harvard Kennedy School. From 2021 to 2023, he served as a Senior Advisor to Bain Capital LLC ("Bain Capital"), where he previously founded and served as Managing Partner of the Double Impact Fund, a growth equity fund focused on delivering competitive financial returns and positive social impact, from 2015 to 2019. Previously, from 2007 to 2015, Mr. Patrick served as Governor of the Commonwealth of Massachusetts. Mr. Patrick holds an A.B. from Harvard College and a J.D. from Harvard Law School.

Qualifications:

With his extensive experience in leadership roles in both the public and private sectors, including as Governor as the Commonwealth of Massachusetts and as an advisor to Bain Capital, Mr. Patrick brings to our board of directors expertise in leadership, public policy, investment, and the economy. Mr. Patrick also has experience serving on boards of directors of public companies across the biopharmaceutical, healthcare and technology industries, which provides valuable insight into oversight of risk management and regulatory compliance.



Erika Rottenberg

Age: 61
Director Since: 2016
Independent

Committees:
Audit
Nominating and Corporate Governance
(Chair)

Other Public Company Board Experience:
Wix.com Ltd. (2014-2020)

Experience:

Ms. Rottenberg has served as a member of our board of directors since June 2016. From March 2022 to December 2023, Ms. Rottenberg served as a Strategic Advisor at the Chan Zuckerberg Initiative, a philanthropic initiative, after having served as its Vice President and General Counsel from 2018 to 2022. From 2008 to 2014, Ms. Rottenberg served as Vice President, General Counsel and Secretary at LinkedIn Corporation ("LinkedIn"), a professional networking company. From 2004 to 2008, Ms. Rottenberg served as Senior Vice President, General Counsel and Secretary at SumTotal Systems, Inc., a talent management enterprise software company. From 1996 to 2002, Ms. Rottenberg served in several roles at Creative Labs, Inc., a computer peripheral and digital entertainment product company, including as Vice President, Strategic Development and General Counsel. From 1993 to 1996, Ms. Rottenberg served as an attorney at Cooley LLP, a law firm, specializing in corporate and employment law. Ms. Rottenberg holds a B.S. in Special and Elementary Education from the State University of New York at Geneseo and a J.D. from the University of California, Berkeley School of Law, formerly known as Boalt Hall School of Law.

Qualifications:

With her extensive experience as an executive and director of private and public technology companies, including as General Counsel of LinkedIn, Ms. Rottenberg brings to our board of directors expertise in corporate governance, risk management oversight, business operations, and legal and compliance matters, including privacy, security and intellectual property. Ms. Rottenberg has a deep understanding of the complex legal, regulatory and corporate governance issues that we face as a global, publicly traded technology company.



Miyuki Suzuki

Age: 63
Director Since: 2022
Independent

Committees:
Compensation and Talent Management

Other Public Company Board Experience:
Western Digital Corporation
(2021-present)

Experience:

Ms. Suzuki has served as a member of our board of directors since August 2022. From 2015 to 2021, Ms. Suzuki served in senior executive roles at Cisco Systems, Inc. ("Cisco"), a networking technology company, including as President, Asia Pacific, Japan and China from 2018 to 2021. From 2011 to 2015, Ms. Suzuki served in several roles at Jetstar Japan Co., Ltd, a low-cost airline, including President and Chief Executive Officer. Prior to that, from 2007 to 2011, Ms. Suzuki served as President and Vice Chairman of KVH Co. Ltd. ("KVH Telecom"), a Japanese telecommunications and IT services company. Prior to that, from 2004 to 2006, Ms. Suzuki served as the Chief Executive Officer of Lexis Nexis Asia Pacific, a legal information company, and from 2002 to 2004, she served as an Executive Vice President and Head of Consumer Business of Japan Telecom Co. Ltd ("Japan Telecom"), which is now part of Softbank Telecommunications. Ms. Suzuki holds an honors degree in History from Oxford University.

Qualifications:

With her extensive experience in management roles at multinational companies in the technology, telecommunication and networking industries, including as a senior executive at Cisco, KVH Telecom and Japan Telecom, Ms. Suzuki brings to our board of directors a critical understanding of our industry and the operational, regulatory and cybersecurity risks and challenges we face. Ms. Suzuki also has deep expertise in global operations and markets as well as experience managing a global workforce, all of which provides our board of directors with a valuable perspective as we continue to expand internationally. As a member of the board of directors of Western Digital, Ms. Suzuki also has a valuable understanding of public company governance.

Director Independence

Our Class A common stock ("common stock") is listed on the New York Stock Exchange ("NYSE"). Under the listing standards of the NYSE (the "NYSE Listing Standards"), independent directors must comprise a majority of a listed company's board of directors. In addition, the NYSE Listing Standards require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and corporate governance committees be independent. Under the NYSE Listing Standards, a director will only qualify as an "independent director" if, in the opinion of that listed company's board of directors, that director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the NYSE Listing Standards. Compensation committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and the NYSE Listing Standards.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Messrs. Bell, Deeter, Epstein, Immelt, Patrick and Stafman (and Mr. Dalzell during his board service), and Mses. Dubinsky, Rottenberg and Suzuki do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the NYSE Listing Standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled "Certain Relationships and Related Party Transactions." None of our non-employee directors have been employed by our company over the last five years.

Board Leadership Structure

Our board of directors periodically reviews its leadership structure. In January 2024, our board of directors decided that it would be in the best interests of our Company and our stockholders to separate the positions of board chair and Chief Executive Officer. As a result, the roles are currently separated, and Mr. Epstein, an independent director and formerly our lead independent director, is now serving as board chair. We believe that the structure of our board of directors, with Mr. Shipchandler acting as Chief Executive Officer, Mr. Epstein acting as board chair, and all-independent committees overseeing the company's operations, risks, performance and strategy, provides the most effective governance framework at this time and allows us to benefit from Mr. Epstein's independent oversight, while enabling Mr. Shipchandler to focus his attention on our business operations and strategy. We believe that an independent board chair will help further facilitate relations between our board of directors, our Chief Executive Officer and other senior management, assist our board of directors in reaching consensus on particular strategies and policies, foster robust evaluation processes, and efficiently allocate oversight responsibilities between the independent directors and management.

In accordance with our corporate governance guidelines, if our board chair were not an independent director, our board of directors would appoint an independent director to serve as lead independent director.

Independent Board Chair

As board chair, Mr. Epstein presides over meetings of our board of directors, works with senior management to prepare agendas for such meetings, serves as a liaison to facilitate and promote communication between senior management and the board of directors, leads engagement with stockholders on behalf of the board, assists in the board's oversight of key governance matters, and undertakes such additional duties as the board of directors determines.

Mr. Epstein is an experienced director who has served as an empowered, independent voice on our board of directors since 2017. Having served as our lead independent director and chair of our audit committee, he possesses an in-depth knowledge of our Company's strategy, operations and risks, as well as the demonstrated leadership and relationships to render him an effective liaison with senior management and a respected, expert leader on our board of directors. We believe our Company and our stockholders also benefit from Mr. Epstein's extensive outside expertise and perspective, having served for many years in senior management and board leadership roles at numerous other public companies.

Independent Directors and Committees

Our board of directors believes that Mr. Epstein is a strong and effective board chair, serving as an independent voice at the forefront of our leadership structure.

Our independent directors regularly meet in executive sessions led by the board chair after meetings of the board of directors and committees, as needed. These executive sessions allow our independent directors to discuss, without management present, our strategy, the performance and compensation of our Chief Executive Officer and other senior management, effectiveness of our board of directors, and other matters.

Only independent directors serve on the audit committee, the nominating and corporate governance committee and the compensation committee, which we believe provides strong independent leadership and oversight for each of these committees. As a result of the board of directors' committee system, the independence of our board chair and the existence of a significant majority of independent directors, our board of directors believes it maintains effective oversight of our business operations, including independent oversight of our financial statements, executive compensation, selection of director candidates, stockholder outreach efforts, and corporate governance programs.

Board and Committee Meetings

Our board of directors may establish the authorized number of directors from time to time by resolution. Our board of directors currently consists of ten members. Our board of directors will be reduced to nine directors, effective as of immediately prior to the Annual Meeting.

During 2023, our board of directors held eight meetings (including regularly scheduled and special meetings), and each director attended at least 75% of the aggregate of (i) the total number of meetings of our board of directors held during the period for which he or she had been a director and (ii) the total number of meetings held by all committees of our board of directors on which he or she served during the periods that he or she served.

Although our corporate governance guidelines do not have a formal policy regarding attendance by members of our board of directors at annual meetings of stockholders, we encourage, but do not require, our directors to attend. All members of our board of directors then serving in such capacity attended our 2023 annual meeting of stockholders.

Board Committees and Responsibilities

Our board of directors has established an audit committee, a compensation and talent management committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members serve on these committees until their resignation or until as otherwise determined by our board of directors. Mr. Deeter is not standing for re-election at the Annual Meeting. His term as a member of our board of directors will end immediately prior to the Annual Meeting.

Board of Directors	Independent	Audit Committee	Compensation and Talent Management Committee	Nominating and Corporate Governance Committee
Charles Bell	✓	🔴		
Byron Deeter	✓			
Donna Dubinsky	✓			🔴
Jeff Epstein	✓	🔵	🔴	
Jeffrey Immelt	✓		🔵	
Deval Patrick	✓			🔴
Erika Rottenberg	✓	🔴		🔵
Khozema Shipchandler				
Andrew Stafman	✓			
Miyuki Suzuki	✓		🔴	

✓ Independent Director   🔴 Committee Member   🔵 Committee Chair

Audit Committee

Our audit committee consists of Messrs. Epstein and Bell and Ms. Rottenberg, with Mr. Epstein serving as chair. Mr. Epstein has extensive experience as a Chief Financial Officer, including at Oracle and DoubleClick. Each member of our audit committee meets the requirements for independence under the NYSE Listing Standards and Securities and Exchange Commission ("SEC") rules (and Ms. Dubinsky met such requirements during her service on our audit committee). Each member of our audit committee also meets the financial literacy and sophistication requirements of the NYSE Listing Standards (and Ms. Dubinsky met such requirements during her service on our audit committee). In addition, our board of directors has determined that Mr. Epstein is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act").

No member of our audit committee may simultaneously serve on the audit committee of more than three public companies unless our board of directors determines that such simultaneous service would not impair the ability of such member to effectively serve on our audit committee.

Our audit committee, among other things:

- selects a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

- helps to ensure the independence and performance of the independent registered public accounting firm;

- discusses the scope and results of the audit with the independent registered public accounting firm, and reviews, with management and the independent registered public accounting firm, our interim and year-end results of operations;

- develops procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

- reviews (i) the framework and processes by which management assesses the company's risk profile and risk exposure, (ii) our major risk exposures, including financial, accounting, tax, operational, privacy, information and data security, cybersecurity, competition, legal and regulatory, and (iii) the company's processes to monitor and mitigate such exposures;

- evaluates and discusses with management our risks, controls and procedures related to privacy, cybersecurity and information and technology security and related disclosure;

- reviews related party transactions; and

- approves or, as required, pre-approves, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the NYSE Listing Standards. A copy of the charter of our audit committee is available on our website at https://investors.twilio.com.

Our audit committee held eight meetings during 2023.

MEMBERS

Jeff Epstein (Chair)

Erika Rottenberg

Charles Bell

INDEPENDENCE
100%

MEETINGS IN 2023
8



Compensation and Talent Management Committee

Our compensation committee consists of Messrs. Immelt and Epstein and Ms. Suzuki, with Mr. Immelt serving as chair. Each member of our compensation committee meets the requirements for independence under the NYSE Listing Standards and SEC rules. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act ("Rule 16b-3"). Our compensation committee, among other things:

- reviews, determines, and approves, or makes recommendations to our board of directors regarding, the compensation of our executive officers;

- oversees the evaluation of our management;

- reviews corporate succession plans for our executive officers;

- administers our stock and equity compensation plans;

- reviews and approves, or makes recommendations to our board of directors, regarding incentive compensation and equity compensation plans;

- establishes and reviews general policies relating to compensation and benefits of our employees; and

- reviews and discusses with management our human capital management activities, including, among other things, matters relating to talent management and development, talent acquisition, employee engagement and diversity, equity and inclusion.

Our compensation committee operates under a written charter that satisfies the applicable rules of the SEC and the NYSE Listing Standards. A copy of the charter of our compensation committee is available on our website at https://investors.twilio.com.

Our compensation committee held six meetings during 2023.

MEMBERS

Jeffrey Immelt (Chair)

Miyuki Suzuki

Jeff Epstein

INDEPENDENCE
100%

MEETINGS IN 2023
6

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mses. Rottenberg and Dubinsky and Mr. Patrick, with Ms. Rottenberg serving as chair. Each member of our nominating and corporate governance committee meets the requirements for independence under the NYSE Listing Standards and SEC rules (and Messrs. Dalzell and Deeter met such requirements during their service on our nominating and corporate governance committee). Our nominating and corporate governance committee, among other things:

- identifies, evaluates and selects, or makes recommendations to our board of directors regarding, nominees for election to our board of directors;

- considers and makes recommendations to our board of directors regarding the composition of our board of directors and its committees;

- reviews and assesses the adequacy of our corporate governance guidelines and policies and practices and recommends any proposed changes to our board of directors;

- oversees and periodically reviews our ESG activities and programs; and

- evaluates the performance of our board of directors and of individual directors.

Our nominating and corporate governance committee operates under a written charter that satisfies the applicable NYSE Listing Standards. A copy of the charter of our nominating and corporate governance committee is available on our website at https://investors.twilio.com.

Our nominating and corporate governance committee held four meetings during 2023.

MEMBERS

Erika Rottenberg (Chair)

Donna Dubinsky

Deval Patrick

INDEPENDENCE
100%

MEETINGS IN 2023
4

Director Selection and Board Evaluation

Identifying and Evaluating Director Nominees

The board of directors has delegated to the nominating and corporate governance committee the responsibility of identifying suitable candidates for nomination to the board of directors (including candidates to fill any vacancies that may occur) and assessing their qualifications in light of the policies and principles in our corporate governance guidelines and the committee's charter. The nominating and corporate governance committee uses a variety of methods for identifying and evaluating director nominees, including retaining a third-party search firm from time to time to identify and review candidates for membership on our board of directors. The nominating and corporate governance committee may gather information about the candidates through interviews, detailed questionnaires, comprehensive background checks or any other means that the nominating and corporate governance committee deems to be appropriate in the evaluation process. The nominating and corporate governance committee then meets as a group to discuss and evaluate the qualities and skills of each candidate, both on an individual basis and taking into account the overall composition and needs of the board of directors. Based on the results of the evaluation process, the nominating and corporate governance committee recommends candidates for the board of directors' approval as director nominees for election to the board of directors.

Minimum Qualifications and Membership on other Boards

We have a highly effective and engaged board of directors, and members of our board of directors are expected to prepare for, attend, and participate in all board of directors and applicable committee meetings and are encouraged to attend our annual meetings of stockholders. The board of directors does not believe that explicit limits on the number of other boards of directors on which the directors may serve, or on other activities the directors may pursue, are appropriate. Rather, we believe that our directors' service on other companies' boards enables them to contribute valuable knowledge and perspective to our board of directors. Nonetheless, the board of directors recognizes that carrying out the duties of a director requires a significant commitment of time and attention, and excessive time commitments—whether other board service or otherwise—may interfere with the ability to fulfill our board of director responsibilities. Our corporate governance guidelines require directors to notify the chair of the nominating and corporate governance committee in connection with joining another board and proposed changes to committee memberships on other public company boards. Directors must also regularly update the company regarding other directorships and significant other commitments or positions, so that the potential for conflicts or other factors that may compromise a director's ability to perform their duties may be fully assessed.

Our board of directors has delegated to our nominating and corporate governance committee the responsibility of identifying suitable candidates for nomination to our board of directors (including candidates to fill any vacancies that may occur) and assessing their qualifications in light of the policies and principles in our corporate governance guidelines and the nominating and corporate governance committee's charter. Our nominating and corporate governance committee uses a variety of methods for identifying and evaluating director nominees, which may include consultation with a third-party search firm, and considers all facts and circumstances that it deems appropriate or advisable. In its identification and evaluation of director candidates, our nominating and corporate governance committee considers the current size and composition of our board of directors and the needs of our board of directors and the respective committees of our board of directors. We do not utilize term or age limits, as our board of directors does not believe that arbitrary limits on the number of consecutive terms a director may serve or on a director's age are appropriate in light of the substantial benefits resulting from a sustained focus on the Company's business, strategy and industry over a significant period of time. Some of the qualifications that our nominating and corporate governance committee considers include:

- integrity, judgment and adherence to high personal ethics and character;

- demonstrated achievement and competence in their fields, business acumen, understanding of our business and industry, the ability to offer advice and guidance to our management team, the ability to make significant contributions to our success, and an understanding of the fiduciary responsibilities that are required of a director;

- diversity, including in breadth and quality of experience, personal and professional experience, expertise, race, ethnicity and gender;

- skills, education and expertise;

- independence and potential conflicts of interest; and

- the scope and breadth of other commitments.

In addition to the above criteria, and although there are no further stated minimum criteria for director nominees, our nominating and corporate governance committee may also consider such other factors as it may deem, from time to time, to be in our and our stockholders' best interests.

Our nominating and corporate governance committee reviews the totality of the circumstances of each nominee and each board member to assess the ability of such individuals to devote the requisite time to fulfilling the responsibilities of service on our board of directors and applicable committees. Our nominating and corporate governance committee evaluates many factors when assessing the effectiveness and active involvement of each director, including the director's attendance at board and committee meetings, participation and level of engagement during these meetings, the role played by the director on our board of directors, as well as on the other boards, including committee membership and chair designation, and the experience and expertise of the director, including both relevant industry experience and service on other public company boards, which enable the director to serve on multiple boards effectively.

Our corporate governance guidelines require that the nominating and corporate governance committee include, and request that any search firm that it engages include, in each initial director search pool qualified candidates who reflect diverse backgrounds, including diversity of gender and race/ethnicity. As such, while our board of directors does not maintain a specific policy with respect to the number of diverse individuals on our board of directors, our nominating and corporate governance committee considers prospective candidates who represent a mix of backgrounds including breadth and quality of experience, personal and professional experience, expertise, race, ethnicity and gender. Our nominating and corporate governance committee values, and takes into account when making determinations regarding nominations of directors, the benefits of diverse viewpoints. Our nominating and corporate governance committee also considers these and other factors as it oversees the annual board of directors and committee evaluations. After completing its review and evaluation of director candidates, our nominating and corporate governance committee recommends to our full board of directors the director nominees for selection.

Board Evaluation

Annually, our nominating and corporate governance committee works with an outside advisor to conduct a comprehensive evaluation of our board of directors, its committees and its individual members. The evaluation aims (i) to find opportunities where our board of directors and committees can improve their performance and effectiveness, (ii) to assess any need to evolve the composition and expertise of our board of directors and (iii) to assure that our board of directors and committees are operating in accordance with our corporate governance guidelines and committee charters. The collection of information is facilitated by an outside advisor to preserve integrity and anonymity of the members of our board of directors and the company's senior executives.

The nominating and corporate governance committee is responsible for designing the evaluation process and establishing the evaluation criteria. During the evaluation process, the outside advisor collects feedback from each director and members of our senior management team, and then the results of the evaluation and any recommendations for improvement are provided to our nominating and corporate governance committee and our board of directors. The board of directors and senior executives of the company review and discuss the evaluation results and any actions to be taken as a result of the discussion. Our board of directors, including our nominating and corporate governance committee, uses the results to inform board and committee composition, including considering the attributes and experience that are criteria for membership on our board of directors, and to address the evolving needs of our company.

Board's Role in Risk Oversight

Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, cybersecurity, legal and compliance, and reputational. We have designed and implemented processes to manage risk in our operations as part of our enterprise risk management ("ERM") approach. Management is responsible for the day-to-day oversight and management of risks we face, while our board of directors, as a whole and assisted by its committees, has responsibility for the oversight of risk management. In addition, every employee is required to complete data privacy, cybersecurity and code of conduct training upon joining the company and each year thereafter. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are appropriate and functioning as designed. As part of this approach, our board considers both the materiality of a risk and its immediacy in making strategic decisions and helping management to prioritize resources.

Board of Directors

Our board of directors believes that open communication between management and our board of directors is essential for effective risk management and oversight. Our board of directors meets with our Chief Executive Officer and other members of the senior management team at quarterly meetings of our board of directors, where, among other topics, they discuss strategy and risks facing our company.

While our board of directors is ultimately responsible for risk oversight, our board committees assist our board of directors in fulfilling its oversight responsibilities in certain areas of risk. These committees provide regular reports on our risk management efforts to the full board of directors.

Our full board of directors reviews strategic and operational risk in the context of reports from the management team, receives reports on all significant committee activities at each regular meeting, and evaluates the risks inherent in significant transactions, and our board of directors and committees also engage outside advisors and experts from time to time to assist in understanding threats, trends, and our risk environment in general. Our board of directors believes its current leadership structure supports its risk oversight function.

Audit Committee

Our audit committee reviews our major financial risk exposures and the steps management has taken to monitor and control these exposures. Our audit committee assists with risk oversight in key areas such as internal control over financial reporting and disclosure controls and procedures, liquidity risk, privacy, cybersecurity and information and technology security, legal and regulatory compliance, and discusses with management and the independent auditor guidelines and policies with respect to risk assessment and risk management. On a quarterly basis, members of our management team update the audit committee on the status of key risks impacting our company.

Compensation and Talent Management Committee

Our compensation committee assesses risks created by the incentives inherent in our compensation programs, policies and practices and those related to human capital management issues.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee assists with risk oversight responsibilities associated with board organization, membership and structure, and corporate governance.

Cybersecurity and Information Security Risk Oversight

Our board of directors recognizes the critical importance of maintaining the trust and confidence of our customers, clients, business partners and employees. Our board of directors is actively involved in oversight of our risk management program, and cybersecurity represents an important component of our overall approach to ERM. Our board of directors' oversight of cybersecurity risk is supported by our audit committee, which regularly interacts with our ERM function, our Chief Digital Officer, our Chief Information Security Officer, other members of management, and relevant committees and working groups in its oversight of cybersecurity-related risks.

Our board of directors, in coordination with our audit committee, is responsible for monitoring and assessing strategic risk exposure. Our audit committee receives regular presentations and reports on cybersecurity risks, which address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to our peers and third parties, and risks relating to cybersecurity incidents.

Executive Talent Management and Succession Planning

Our board of directors values senior management development and views succession planning as critical to creating long-term stockholder value. In coordination with our Chief Executive Officer and other appropriate members of management, our compensation committee evaluates the performance of, and succession planning for, our management team, and reports its findings to our board of directors, works with the board of directors in evaluating potential successors to management successors, and confers with the Chief Executive Officer to encourage our management team's employee development programs. Our compensation committee also periodically reviews a succession plan for the Chief Executive Officer position, using formal criteria to evaluate potential successors, and reporting such information to the board of directors. In conducting its evaluation, the compensation committee considers current and future organizational needs, competitive challenges, leadership/management potential and development and emergency situations.

As a result of the succession planning process, we appointed Mr. Shipchandler as Chief Executive Officer and as a member of our board of directors, succeeding Jeff Lawson, our co-founder, who stepped down as Chief Executive Officer and as a member of our board of directors.

Corporate Governance Policies

Corporate Governance Guidelines and Code of Conduct

Our board of directors has adopted corporate governance guidelines that address items such as the qualifications and responsibilities of our directors and director candidates and corporate governance policies and standards applicable to us in general. In addition, our board of directors has adopted a code of conduct that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. A copy of our corporate governance guidelines and code of conduct is available on our website at https://investors.twilio.com and may also be obtained without charge by contacting our Corporate Secretary at Twilio Inc., 101 Spear Street, Fifth Floor, San Francisco, California 94105. We intend to disclose any amendments to our code of conduct, or waivers of its requirements, on our website or in filings under the Exchange Act, as required by the applicable rules and exchange requirements. During 2023, no waivers were granted from any provision of our code of conduct.

Compliance and Ethics

Our culture of integrity starts with our corporate governance guidelines and code of conduct, and includes efforts in risk assessment, development of policies, procedures, training, auditing, monitoring, investigations and remediation of potential compliance matters. We have also implemented mandatory anti-harassment, anti-corruption and anti-bribery training as well as more targeted compliance training aimed at addressing the compliance risks of specific roles and business functions.

Furthermore, in order to promote a high standard of ethical and professional conduct within our company, we have engaged with an impartial third party to administer an ethics reporting hotline where, as permitted by law, employees, contractors, customers and vendors may address any issues on a confidential and anonymous basis. Employees may choose the method with which they are most comfortable to discuss any issues or complaints, whether it is through their manager, our human resources partners, or the reporting hotline. In addition, our code of conduct applies to all of our employees, including our officers and board of directors. Violations of the code of conduct may result in disciplinary action, up to and including termination of employment.

Stockholder Recommendations and Nominations to the Board of Directors

Stockholders may submit recommendations for director candidates to the nominating and corporate governance committee by sending the individual's name and qualifications to our Chief Legal Officer at Twilio Inc., 101 Spear Street, Fifth Floor, San Francisco, California 94105, who will forward all recommendations to the nominating and corporate governance committee. The nominating and corporate governance committee will evaluate any candidates recommended by stockholders against the same criteria and pursuant to the same policies and procedures applicable to the evaluation of candidates proposed by directors or management.

Under our third amended and restated bylaws (our "bylaws"), stockholders may also nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide proper written notice that sets forth all of the information required by our bylaws, as well as the additional information required by Rule 14a-19(b) under the Exchange Act. In addition, the stockholder must give timely notice to our Corporate Secretary in accordance with our bylaws, as described above under the section titled "Procedural Matters—What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?—Stockholder Proposals."

Stockholder and Other Interested Party Communications

Our board of directors provides to every stockholder and any other interested parties the ability to communicate with the board of directors, as a whole, with our non-management directors as a group, and with individual directors on the board of directors through an established process for stockholder communication. For a stockholder communication directed to the board of directors as a whole or to our non-management directors as a group, stockholders and other interested parties may send such communication to our Chief Legal Officer via U.S. Mail or Expedited Delivery Service to: Twilio Inc., 101 Spear Street, Fifth Floor, San Francisco, California 94105, Attn: Chief Legal Officer.

For a stockholder or other interested party communication directed to an individual director, including our non-management directors, in his or her capacity as a member of the board of directors, stockholders and other interested parties may send such communication to the attention of the individual director via U.S. Mail or Expedited Delivery Service to: Twilio Inc., 101 Spear Street, Fifth Floor, San Francisco, California 94105, Attn: [Name of Individual Director].

We encourage stockholders to email any such communications to us at legalnotices@twilio.com to help ensure prompt receipt. Our Chief Legal Officer, in consultation with appropriate members of our board of directors as necessary, will review all incoming communications and, if appropriate, all such communications will be forwarded to the appropriate member or members of our board of directors, or if none is specified, to our board chair.

Non-Employee Director Compensation

Non-Employee Director Compensation Policy

We have adopted a compensation policy for our non-employee directors (as amended and restated from time to time, the "Non-Employee Director Compensation Policy") to attract, retain and award these individuals and align their long-term interests with those of our company and our stockholders. Our non-employee directors are paid in the form of restricted stock units ("RSUs") only and do not receive cash compensation. Employee directors receive no additional compensation for their service as a director.

Decisions regarding the Non-Employee Director Compensation Policy are approved by our board of directors based on recommendations from our compensation committee. Our compensation committee conducts an annual evaluation of the design and competitiveness of our Non-Employee Director Compensation Policy in light of best practices, market trends and a competitive market analysis of data for our compensation peer group prepared by its compensation consultant, and makes appropriate recommendations to our board of directors with respect to the compensation of our non-employee directors.

During 2023, our compensation committee engaged Compensia, Inc. ("Compensia"), a national compensation consulting firm, as its independent compensation consultant to advise on, among other things, non-employee director compensation matters. In doing so, our compensation committee reviewed and considered a peer group compensation data analysis prepared by Compensia to understand market non-employee director compensation practices. Following a review and consideration of market data, our compensation committee recommended to our board of directors, and our board of directors approved, that non-employee director compensation would continue to be paid solely in the form of RSUs and that the value of such non-employee director compensation would remain unchanged from 2022 levels.

For purposes of the amounts described in this section, the values are calculated as set forth in the Non-Employee Director Compensation Policy. For the aggregate grant date fair value of the RSUs awarded to the non-employee directors in 2023, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"), please see "2023 Non-Employee Director Compensation Table" below.

Annual Equity Grant and Annual Equity Retainer

For 2023, our non-employee directors received compensation in the form of RSUs only. Pursuant to our Non-Employee Director Compensation Policy, each non-employee director who continues as a member of our board of directors following each annual meeting of stockholders receives a grant of RSUs having a value of $250,000 (the "Annual Equity Grant").

Each non-employee director also receives an annual equity retainer for board and committee membership, the values of which are as set forth below. The aggregate amount that each non-employee director receives for such director's membership on our board of directors, as a member or chair of a committee, or as the lead independent director, is referred to as the "Annual Equity Retainer".

Annual Equity Retainer for Board Membership (the "Annual Board Retainer")	$45,000
Additional Annual Equity Retainer for Lead Independent Director[1]	$30,000

Additional Annual Equity Retainer for Committee Membership:	Chair Retainer	Member Retainer
Audit Committee	$26,000	$13,000
Compensation and Talent Management Committee	$20,000	$10,000
Nominating and Corporate Governance Committee	$12,000	$ 6,000

(1)   In 2024, following the separation of the roles of Board Chair and Chief Executive Officer, our compensation committee conducted a review with Compensia of peer company board compensation trends, and our Non-Employee Director Compensation Policy was amended to provide a $75,000 annual retainer for the newly created role of Independent Board Chair.

The Annual Equity Grant and Annual Equity Retainer are granted in four quarterly installments over the course of the year that commences on the date of each annual meeting of stockholders, with such grants to be made on each of September 15, December 15, March 15, and the earlier of (i) June 15 or (ii) the day that is immediately prior to the next subsequent annual meeting of stockholders (each such date, a "Quarterly Date," and each such grant, a "Quarterly Grant"). The value of each Quarterly Grant is equal to the value of the portion of the Annual Equity Retainer and Annual Equity Grant applicable to the period beginning on the day after the immediately preceding Quarterly Date and ending on the then-current Quarterly Date (the "Quarterly Period"), based on the board and committee roles held by the non-employee director during such Quarterly Period. The number of RSUs granted for each Quarterly Grant is determined by dividing the applicable values by the average closing market price on NYSE of one share of our common stock over the trailing 30-day period ending five business days before the effective date of the applicable grant. Each Quarterly Grant is fully vested upon the date of grant.

Initial Equity Grants

Our Non-Employee Director Compensation Policy during 2023 provided that, upon initial election to our board of directors, each non-employee director would be granted RSUs having a value of $575,000 (the "Initial Equity Grant"). The Initial Equity Grant vests in equal annual installments over three years, subject to continued service as a director through the applicable vesting dates; provided, however, that if a non-employee director is elected on a date other than at the annual meeting of stockholders, one-third of such value is pro-rated by the amount of time between such election and the next annual meeting of stockholders and such pro-rated portion vests on the day prior to the next annual meeting of stockholders (the "Initial Vesting Date"), with the other two-thirds vesting annually on the one and two-year anniversaries of the Initial Vesting Date over the following two years following such Initial Vesting Date.

During 2023, the number of RSUs for the Initial Equity Grant was determined by dividing the applicable value by the average closing market price on NYSE of one share of our common stock over the trailing 30-day period ending five business days before the effective date of the grant.

Other Non-Employee Director Compensation Terms

Awards granted under our Non-Employee Director Compensation Policy are subject to full accelerated vesting upon a "sale event," as defined in our 2016 Stock Option and Incentive Plan (as amended and restated, the "2016 Plan").

Our Non-Employee Director Compensation Policy also provides that, pursuant to the 2016 Plan, the aggregate amount of compensation, including both equity compensation and cash compensation but excluding expense reimbursement, paid to any non-employee director in a calendar year will not exceed $750,000 (or such other limit as may be set forth in the 2016 Plan or any similar provision of a successor plan).

We also reimburse all reasonable out-of-pocket expenses incurred by our non-employee directors for their attendance at meetings of our board of directors or any committee thereof.

Non-Employee Directors' Deferred Compensation Program

In July 2017, we implemented a Non-Employee Directors' Deferred Compensation Program to offer our non-employee directors the ability to defer the receipt of any RSUs granted to them from Initial Equity Grants or Annual Equity Grants under the 2016 Plan. In advance of an award of RSUs and in compliance with the program's requirements, a non-employee director may elect to defer the receipt of all of his or her RSUs until the earliest of (i) 90 days after such non-employee director ceases to serve as a member of our board of directors; (ii) the consummation of a "sale event"; or (iii) 90 days after the non-employee director's death (such earliest date, the "Payment Event"). Upon the vesting of the RSUs, any amounts that would otherwise have been paid in shares of our common stock will be converted into deferred stock units ("DSUs") on a one-to-one basis and credited to the non-employee director's deferral account. The DSUs will be paid in shares of our common stock on a one-to-one basis in a single lump sum (and will cease to be held in the non-employee director's deferred account) as soon as practicable following the Payment Event.

Death Equity Acceleration Policy

See "Executive Compensation—Other Compensation Policies and Practices—Death Equity Acceleration Policy" for a discussion of the treatment of equity awards upon the termination due to death of an employee's or non-employee director's employment or other service relationship with us or any of our subsidiaries.

Stock Ownership Policy

In April 2018, we adopted a stock ownership policy for our non-employee directors, which was amended and restated in September 2020 and March 2022. Our stock ownership policy (as amended, the "Stock Ownership Policy"), requires our non-employee directors to acquire and hold a number of shares of our common stock equal in value to five times the Annual Board Retainer (as then in-effect). We only count directly and beneficially owned shares, in addition to shares underlying vested RSUs that are held or deferred. We do not count shares underlying vested and unexercised in-the-money stock options, unvested options, unvested RSUs or other unvested equity awards. Each non-employee director has five years from the later of his or her initial election to the board of directors or from the effective date of the Stock Ownership Policy to attain the required ownership level. As of December 31, 2023, all of our non-employee directors are in compliance with our Stock Ownership Policy or are within the five-year phase in period.

2023 Non-Employee Director Compensation Table

The following table provides information regarding the total compensation that was earned by or paid to each of our non-employee directors in 2023, all of which were paid solely in RSUs. Mr. Lawson, who at the time served as our Chief Executive Officer, did not receive any additional compensation for his service as a director. The compensation received by Mr. Lawson, as a named executive officer, is presented in "Executive Compensation—Summary Compensation Table."

Name	Stock awards ($)[1][2]	Total ($)
Charles Bell[3]	636,395	636,395
Byron Deeter	325,158	325,158
Donna Dubinsky	332,740	332,740
Jeff Epstein	390,048	390,048
Jeffrey Immelt	340,374	340,374
Deval Patrick	318,791	318,791
Erika Rottenberg	345,807	345,807
Miyuki Suzuki	329,518	329,518
Richard Dalzell[4]	159,561	159,561

(1)   Stock awards consist solely of RSUs. Annual Equity Grants and Annual Equity Retainers vest immediately upon grant. Initial Equity Grants vest in equal annual installments over three years, subject to any pro-ration as described above. The amounts reported in this column represent the aggregate grant date fair value of the RSUs awarded to the non-employee directors in 2023, calculated in accordance with FASB ASC Topic 718. The valuation assumptions used in determining such amounts are described in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on February 27, 2024. Each of Ms. Dubinsky and Messrs. Bell, Epstein and Patrick elected to defer a portion of the RSUs issued pursuant to each of their Quarterly Grants, which DSUs are reflected in the table above and shown separately in the table below.

(2)   As of December 31, 2023, the non-employee directors who served on our board of directors during 2023 had the following outstanding equity awards, in addition to the DSUs set forth in the table below: Mr. Bell held 5,744 RSUs; Mr. Patrick held 423 RSUs; and Ms. Suzuki held 4,406 RSUs.

(3)   Mr. Bell was appointed to our board of directors on March 28, 2023 and received an Initial Equity Grant of 6,428 RSUs.

(4)   Mr. Dalzell did not stand for re-election at the 2023 Annual Meeting of Stockholders. Accordingly, his service as a director ended on June 13, 2023.

The following table sets forth the aggregate number of DSUs accumulated in each director's deferral account as of December 31, 2023 from deferrals of RSUs granted to them.

Name	Accumulated DSUs
Charles Bell	4,162
Donna Dubinsky	8,745
Jeff Epstein	28,901
Deval Patrick	8,496

Compensation Committee Interlocks and Insider Participation

During 2023, Ms. Suzuki and Messrs. Immelt and Epstein served on the compensation committee. None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serve, or in the past year have served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.

PROPOSAL NO. 1
Election of Directors

Our board of directors is currently composed of ten members. Byron Deeter previously informed our board of directors of his intent to not stand for re-election at the Annual Meeting. Accordingly, Mr. Deeter's service as a member of our board of directors will end immediately prior to the Annual Meeting, at which time our board of directors will be reduced to nine members. In accordance with our certificate of incorporation, our board of directors is divided into three classes of directors. At the Annual Meeting, three Class II directors will be elected for a three-year term to succeed the same class whose term is then expiring.

Each director's term continues until the election and qualification of his or her successor, or such director's earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in the control of our company.

Nominees

Our nominating and corporate governance committee has recommended, and our board of directors has approved, Jeff Epstein, Khozema Shipchandler and Andrew Stafman as nominees for election as Class II directors at the Annual Meeting. If elected, each of Messrs. Epstein, Shipchandler and Stafman will serve as Class II directors until the 2027 annual meeting of stockholders and until their successors are duly elected and qualified. Each of the nominees is currently a director of our company. For information concerning the nominees, please see the section titled "Board of Directors and Corporate Governance."

If you are a stockholder of record and you do not vote your shares or do not specify your voting instructions with respect to the voting of directors, your shares will be voted "FOR" the election of Messrs. Epstein, Shipchandler and Stafman. We expect that Messrs. Epstein, Shipchandler and Stafman will each accept such nomination; however, in the event that a director nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee designated by our board of directors to fill such vacancy. If you are a street name stockholder and you do not give voting instructions to your broker or nominee, your broker will leave your shares unvoted on this matter.

Vote Required

Each director is elected by a plurality of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon to be approved. "Withhold" votes and broker non-votes will have no effect on the outcome of this proposal. See "Procedural Matters—How many votes are needed for approval of each proposal?" for further information.

> **The Board of Directors recommends a vote "FOR" each of the nominees named above.**

PROPOSAL NO. 2

Ratification of Appointment of Independent Registered Public Accounting Firm

Our audit committee has appointed KPMG LLP ("KPMG"), an independent registered public accounting firm, to audit our consolidated financial statements for our fiscal year ending December 31, 2024. During our fiscal year ended December 31, 2023, KPMG served as our independent registered public accounting firm.

Notwithstanding the appointment of KPMG, and even if our stockholders ratify the appointment, our audit committee, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our audit committee believes that such a change would be in the best interests of our company and our stockholders. At the Annual Meeting, our stockholders are being asked to ratify the appointment of KPMG as our independent registered public accounting firm for our fiscal year ending December 31, 2024. Our audit committee is submitting the appointment of KPMG to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. However, neither our bylaws nor other governing documents or law require stockholder ratification of the selection of KPMG as our independent registered public accounting firm. Representatives of KPMG will be present at the Annual Meeting, and they will have an opportunity to make a statement and will be available to respond to appropriate questions from our stockholders.

If our stockholders do not ratify the appointment of KPMG, our audit committee may reconsider the appointment.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to our company by KPMG for our fiscal years ended December 31, 2022 and 2023.

	2022	2023
	(in thousands)	
Audit Fees[1]	$3,836	$5,655
Audit-Related Fees[2]	311	—
Tax Fees[3]	40	—
All Other Fees	—	—
Total Fees	$4,187	$5,655

(1)   Audit Fees consist of professional services rendered in connection with the audit of our annual consolidated financial statements, including audited financial statements presented in our Annual Report on Form 10-K and services that are normally provided by the independent registered public accountants in connection with statutory and regulatory filings or engagements for those fiscal years, and the review of the financial statements included in our quarterly reports. Fees for fiscal year 2022 also consisted of fees related to consent filings and included work related to our equity method investment, impairment of long-lived assets, legacy system testwork and statutory audit of one of our international subsidiaries. Fees for fiscal year 2023 also included work related to our reportable segments, revenue of our Segment business unit, and restructurings.

(2)   Audit-Related Fees for fiscal year 2022 consisted of professional services rendered in connection with the due diligence of transactions or events, including equity method investment, and enterprise resource planning implementation.

(3)   Tax Fees for fiscal year 2022 consisted of fees billed for professional services for tax compliance, tax advice and tax planning. These services included assistance regarding federal and state tax compliance.

Auditor Independence

In our fiscal year ended December 31, 2023, there were no other professional services provided by KPMG, other than those listed above, that would have required our audit committee to consider their compatibility with maintaining the independence of KPMG.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our audit committee has established a policy governing our use of the services of our independent registered public accounting firm. Under this policy, our audit committee is required to pre-approve all audit, internal control-related services and permissible non-audit services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair the public accountants' independence. All services provided by KPMG for our fiscal years ended December 31, 2022 and 2023 were pre-approved by our audit committee and were determined by our audit committee to be compatible with maintaining KPMG's independence.

Vote Required

The ratification of the appointment of KPMG as our independent registered public accounting firm for our fiscal year ending December 31, 2024 requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote against this proposal, and broker non-votes will have no effect.

> **The Board of Directors recommends a vote "FOR" the ratification of the appointment of KPMG LLP as our independent registered public accounting firm.**

PROPOSAL NO. 3
Non-Binding Advisory Vote to Approve the Compensation of Our Named Executive Officers

Pursuant to Section 14A of the Exchange Act, we are asking our stockholders to approve, on a non-binding advisory basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the compensation disclosure rules of the SEC. This proposal, commonly known as a "Say-on-Pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation as a whole. The vote on this resolution is not intended to address any specific element of compensation; rather, the vote relates to the compensation of our named executive officers, as described in this proxy statement in accordance with the compensation disclosure rules of the SEC.

The Say-on-Pay vote is advisory, and therefore is not binding on us, our compensation committee, or our board of directors. The Say-on-Pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which our compensation committee will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our board of directors and our compensation committee value the opinions of our stockholders. To the extent there is any significant vote against the compensation of our named executive officers as disclosed in this proxy statement, we will endeavor to communicate with stockholders to better understand the concerns that influenced the vote and consider our stockholders' concerns, and our compensation committee will evaluate whether any actions are necessary to address those concerns.

As described in detail under the heading "Executive Compensation—Compensation Discussion and Analysis," our compensation programs are designed to effectively align the interests of our named executive officers with the interests of our stockholders by focusing on long-term incentives that correlate with the growth of sustainable long-term value for our stockholders. Stockholders are urged to read the section titled "Executive Compensation" and, in particular, the section titled "Executive Compensation—Compensation Discussion and Analysis" in this proxy statement, which discusses how our executive compensation program policies and practices implement our compensation philosophy and contains tabular information and narrative discussion about the compensation of our named executive officers. Our board of directors and our compensation committee believe that these policies and practices are effective in implementing our compensation philosophy and in achieving our compensation program goals.

Accordingly, we are asking our stockholders to vote on the following resolution at the Annual Meeting:

> RESOLVED, that the stockholders hereby approve, on a non-binding advisory basis, the compensation paid to the Company's named executive officers, as disclosed in the Company's proxy statement for the 2024 Annual Meeting of Stockholders, pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the compensation tables and the narrative discussions that accompany the compensation tables.

Vote Required

The approval of this advisory non-binding proposal requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon. Abstentions will have the effect of a vote "against" this proposal, and broker non-votes will have no effect.

The Board of Directors recommends a vote "FOR" the approval, on a non-binding advisory basis, of the compensation of our named executive officers.

PROPOSAL NO. 4

Non-Binding Advisory Vote to Indicate the Preferred Frequency of Future Non-Binding Advisory Votes to Approve the Compensation of Our Named Executive Officers

The Dodd-Frank Act and Section 14A of the Exchange Act enable our stockholders to indicate their preference at least once every six years regarding how frequently we should seek future non-binding advisory votes to approve the compensation of our named executive officers, as disclosed in our proxy statement. Accordingly, we are asking our stockholders to indicate whether they would prefer an advisory vote every one year, every two years, or every three years. Alternatively, stockholders may abstain from casting a vote.

After considering the benefits and consequences of each alternative, our board of directors recommends that the non-binding advisory vote to approve the compensation of our named executive officers continue to be submitted to the stockholders every year. In reaching this recommendation, our board of directors considered that compensation decisions are made annually and that an annual advisory vote on executive compensation will allow our stockholders to provide timely and direct input on our executive compensation philosophy, policies and practices. The board of directors believes that an annual vote is therefore consistent with our efforts to engage in an ongoing dialogue with our stockholders on executive compensation and corporate governance matters.

Vote Required

While our board of directors believes that its recommendation is appropriate at this time, the stockholders will not be voting to approve or disapprove of the recommendation of our board of directors. Instead, the proxy card provides stockholders with the opportunity to choose among four options with respect to this proposal (holding the vote every one, two or three years, or abstaining). The option that receives the highest number of votes from the voting power of shares of our common stock present in person or by proxy at the Annual Meeting and entitled to vote thereon will be deemed to be the frequency preferred by our stockholders. Abstentions will have the same effect as votes against each of the proposed voting frequencies and broker non-votes will have no effect on this proposal.

As an advisory vote, this proposal will not be binding. Although the vote is non-binding, our board of directors and our compensation committee value the opinions of our stockholders on this matter and, to the extent there is any significant vote of one time period over another, will consider the outcome of this vote when making future decisions regarding the frequency of holding future say-on-pay votes.

> **The Board of Directors recommends that you vote for "ONE YEAR" as the preferred frequency of future non-binding advisory votes to approve the compensation of our named executive officers.**

PROPOSAL NO. 5

Management Proposal to Amend Our Certificate of Incorporation to Declassify the Board of Directors

Under our certificate of incorporation and bylaws, our board of directors is divided into three classes. Directors in each class serve on the board of directors until the third succeeding annual meeting of stockholders after their election, such that the term of office of one class expires at each annual meeting.

Proposal No. 5 would amend our certificate of incorporation to begin declassification of our board of directors at our 2025 annual meeting of stockholders (the "2025 Annual Meeting") if this Proposal No. 5 is approved by the requisite vote of our stockholders at the Annual Meeting. Directors elected at this Annual Meeting will be elected to three-year terms expiring at the annual meeting of stockholders held in 2027. If the proposed amendments are approved at this Annual Meeting, then, beginning with the class of directors standing for election at the 2025 Annual Meeting, directors will be elected to one-year terms of office. Directors currently serving terms that expire at the annual meetings of stockholders to be held in 2025 and 2026 will (subject to their earlier resignation or removal) serve the remainder of their respective terms, and thereafter their successors will be elected to one-year terms. At the 2027 annual meeting of stockholders and annual meetings thereafter, all directors will stand for election annually, and the board of directors will no longer be classified. Any director appointed to fill a vacancy will be appointed for a term expiring upon the expiration of the term of the director whose place is filled, except that any director appointed to fill a vacancy arising from an increase in the size of the board of directors will be appointed for a term expiring at the earliest annual meeting of stockholders that follows their appointment. Our board of directors has approved certain conforming changes to our bylaws, contingent on the effectiveness of these proposed amendments to our certificate of incorporation.

With respect to Proposal No. 5, the proposed amendments to our certificate of incorporation are included with this proxy statement as Appendix A. This description of the proposed amendments to our certificate of incorporation is qualified in its entirety by reference to the text of the amendments as set forth in Appendix A.

In proposing these amendments to our certificate of incorporation and seeking to evolve our governance structure, our board of directors has considered feedback from our stockholders and evolving governance practices. Our board of directors unanimously concluded, on the recommendation of the nominating and corporate governance committee, that the proposed changes contemplated by this Proposal No. 5 are advisable and in the best interest of the Company and our stockholders.

If this Proposal No. 5 is approved by the requisite vote of our stockholders at the Annual Meeting, the proposed amendments to our certificate of incorporation would become effective upon the filing of an amended and restated certificate of incorporation with the Secretary of State of the State of Delaware, which we would file promptly following the Annual Meeting if our stockholders approve the amendments. If this Proposal No. 5 is not approved by the requisite votes of our stockholders at the Annual Meeting, the amendments to our certificate of incorporation described in this Proposal No. 5 would not become effective and the provisions that require a classified board would continue to apply.

Vote Required

The approval of this Proposal No. 5 and the amendments to our certificate of incorporation to declassify the board of directors requires the affirmative vote of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of the outstanding shares of our common stock. Abstentions and broker non-votes will have the effect of a vote against this proposal.

> **The Board of Directors recommends a vote "FOR" the management proposal to amend our Certificate of Incorporation to declassify the Board of Directors.**

Report of the Audit Committee

The audit committee is a committee of the board of directors composed solely of independent directors as required by the listing standards of the New York Stock Exchange and rules of the SEC. The audit committee operates under a written charter approved by our board of directors, which is available on our website at https://investors.twilio.com. The composition of the audit committee, the attributes of its members and the responsibilities of the audit committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The audit committee reviews and assesses the audit committee's performance and the adequacy of its charter on an annual basis.

With respect to our financial reporting process, our management is responsible for (1) establishing and maintaining internal controls and (2) preparing our consolidated financial statements. Our independent registered public accounting firm, KPMG LLP ("KPMG"), is responsible for performing an independent audit of our consolidated financial statements and our internal control over financing reporting in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), and to issue a report thereon. It is the responsibility of the audit committee to oversee these activities. It is not the responsibility of the audit committee to prepare our financial statements. These are the fundamental responsibilities of management. In the performance of its oversight function, the audit committee has:

- reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2023 and management's report on internal control over financial reporting with management and KPMG;

- discussed with KPMG the matters required to be discussed by the statement on Auditing Standards No. 1301, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), and as adopted by the PCAOB in Rule 3200T; and

- received the written disclosures and the letter from KPMG required by applicable requirements of the PCAOB regarding the independent accountant's communications with the audit committee concerning independence and has discussed with KPMG its independence.

Based on the audit committee's review and discussions with management and KPMG, the audit committee recommended to the board of directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Respectfully submitted by the audit committee of the board of directors:

Jeff Epstein (Chair)
Donna Dubinsky
Erika Rottenberg

This report of the audit committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

Executive Officers

The following table identifies certain information about our executive officers as of March 31, 2024. Our executive officers are appointed by, and serve at the discretion of, our board of directors and hold office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Khozema Shipchandler	50	Chief Executive Officer and Director[1]
Aidan Viggiano	45	Chief Financial Officer[2]
Dana Wagner	48	Chief Legal Officer, Chief Compliance Officer and Corporate Secretary

(1) Mr. Shipchandler served as our Chief Financial Officer from November 2018 to October 2021, our Chief Operating Officer from October 2021 to March 1, 2023 and our President, Twilio Communications from March 1, 2023 to January 8, 2024, at which time he became Chief Executive Officer.

(2) Ms. Viggiano served as our Senior Vice President, Finance from November 2021 to March 1, 2023, at which time she became Chief Financial Officer.

Khozema Shipchandler. See the section titled "Board of Directors and Corporate Governance—Directors—Continuing Directors" for Mr. Shipchandler's biographical information.

Aidan Viggiano. Ms. Viggiano has served as our Chief Financial Officer since March 2023. Previously, Ms. Viggiano served as our Senior Vice President of Finance from 2021 to 2023 and as our Vice President of Corporate Finance from 2019 to 2021. From 2003 until 2019, Ms. Viggiano served in a variety of finance leadership positions at General Electric, including, most recently, in Investor Relations from 2018 to 2019, and as Chief of Staff to the Chief Financial Officer from 2012 until 2017. Ms. Viggiano holds a B.S. in Economics from the Wharton School of the University of Pennsylvania.

Dana Wagner. Mr. Wagner has served as our Chief Legal Officer, Chief Compliance Officer and Corporate Secretary since December 2021. From 2018 to 2021, Mr. Wagner served as the Chief Legal Officer of Impossible Foods Inc., a company that develops plant-based substitutes for meat products. From 2018 to 2020, he was an Adjunct Professor at Northwestern University, and he has taught and lectured at Berkeley Law periodically since 2019. From 2011 to 2016, Mr. Wagner served as General Counsel of Square, Inc. (now Block, Inc.), a financial technology company. From 2007 to 2011, Mr. Wagner served in various legal positions at Google Inc., a multinational technology company, and prior to 2007, he held various positions in the U.S. Department of Justice. Mr. Wagner holds a B.A. in Comparative Literature and Economics from the University of California, Berkeley, and a J.D. from Yale Law School.

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the material elements of our executive compensation program during 2023 and certain aspects of our compensation program for 2024. It also provides an overview of our executive compensation philosophy and objectives. Finally, it discusses how our compensation committee arrived at the specific compensation decisions for our executive officers, including our named executive officers, for 2023, including the key factors that our compensation committee considered in determining their compensation. During 2023, these individuals were:

- **Jeff Lawson**, Former Chief Executive Officer and Board Chair

- **Aidan Viggiano**, Chief Financial Officer

- **Khozema Shipchandler**, Chief Executive Officer and Director and Former President, Twilio Communications

- **Dana Wagner**, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary

- **Elena Donio**, Former President, Twilio Data & Applications

Leadership Transitions

- In January 2024, we appointed Khozema Shipchandler as our Chief Executive Officer, succeeding Jeff Lawson, our co-founder, who stepped down as Chief Executive Officer and as a member of our board of directors (the "CEO Transition") effective January 8, 2024. Mr. Shipchandler had most recently served as President, Twilio Communications from March 1, 2023, where he successfully pivoted the business to optimize for profitable growth. Prior to serving in this role, Mr. Shipchandler served as our Chief Financial Officer from 2018 to 2021, Chief Operating Officer from 2021 until March 1, 2023, and previously spent over two decades at General Electric.

  This transition was part of our long-term leadership development and succession planning strategy, which is overseen by our compensation committee. Our succession planning process is further discussed in "Board of Directors and Corporate Governance—Executive Talent Management and Succession Planning".

  Contemporaneous with the CEO Transition, our board of directors separated the roles of Board Chair and Chief Executive Officer and appointed Jeff Epstein, an independent director and formerly our lead independent director, to fill the newly created role of Independent Board Chair. Our board structure is further discussed in "Board of Directors and Corporate Governance—Board Leadership Structure".

- Ms. Viggiano served as Senior Vice President of Finance from 2021 until March 1, 2023, at which time she became our Chief Financial Officer.

- Ms. Donio served as our President, Twilio Data & Applications from March 1, 2023 until she stepped down effective December 15, 2023, after which she remained employed in an advisory role until March 31, 2024. Prior to serving as President, Twilio Data & Applications, Ms. Donio served as President of Revenue from 2022 to March 1, 2023, and as a member of our board of directors from 2016 to 2022.

Executive Summary

Business Update

Over the past year and a half, amid an evolving operating environment, we took robust proactive action to better position our business to achieve durable, profitable growth. Some of the key actions we have taken include:

- **Established new operating model:** Created two distinct business units—Communications and Segment—to provide better focus, accountability and transparency.

- **Streamlined go-to-market:** Repositioned our sales organization to better address unique buyer needs.

- **Rationalized operating expenses:** Reduced our workforce by ~35% since September 2022, divested our IoT and ValueFirst businesses, reduced our real estate footprint, increased efficiency in R&D and G&A, and implemented other cost reductions across the business.

- **Reduced stock-based compensation:** Reduced stock-based compensation expense as a percentage of revenue by over 450 basis points for 2023 as compared to 2022, and reducing equity compensation for employees generally.

- **Returned capital:** Announced $3 billion in aggregate share repurchase authorizations that we are targeting to be completed by the end of 2024.

- **Conducted operational review of Segment business:** Resulted in a leaner business that we expect will be more effective and allow us to unlock incremental value in our Communications business.

- **Accelerated path to profitability:** Accelerated our target timeline to achieve GAAP operating profitability on a consolidated basis to the fourth quarter of 2025 and targeting break-even non-GAAP income from operations for Segment by the second quarter of 2025.

- **Enhanced financial reporting disclosures:** Began reporting segment-level revenue, gross profit, and non-GAAP income (loss) from operations for Communications and Segment, allowing stockholders to better understand the performance of the business and track our progress.

Financial Performance and Capital Allocation

Our top priority is creating long-term value for our stockholders by driving Twilio towards durable, profitable growth. Our 2023 financial highlights include the following:

- Revenue of $4.15 billion, up 9% year-over-year. Communications revenue of $3.86 billion, up 9% year-over-year. Segment revenue of $295.3 million, up 7% year-over-year.

- Organic revenue growth of 10% year-over-year. Communications organic revenue growth of 11% year-over-year. Segment organic revenue growth equal to its GAAP revenue growth of 7% year-over-year.[1]

- GAAP loss from operations of $876.5 million in 2023, compared with GAAP loss from operations of $1.21 billion in 2022.

- Non-GAAP income from operations of $533.0 million in 2023, compared with non-GAAP loss from operations of $4.5 million in 2022.[1]

- Communications non-GAAP income from operations of $842.0 million. Segment non-GAAP loss from operations of $72.4 million.

- Net cash provided by operating activities of $414.8 million in 2023, compared with net cash used in operating activities of $254.4 million in 2022.

- Free cash flow of $363.5 million in 2023, compared with free cash flow of ($334.6 million) in 2022.[1]

- Reduced stock-based compensation expense as a percentage of revenue by over 450 basis points for 2023 as compared to 2022.

(1)   Organic revenue growth, Communications organic revenue growth, Segment organic revenue growth, non-GAAP income (loss) from operations, and free cash flow are non-GAAP financial measures. Refer to Appendix B for their definitions and a reconciliation of each non-GAAP measure to its most directly comparable GAAP measure.

Additionally, as announced in connection with the conclusion of the operational review of Segment in March 2024, we accelerated our target timeline to achieve GAAP operating profitability on a consolidated basis to the fourth quarter of 2025, and we are targeting break-even non-GAAP income from operations for our Segment business by the second quarter of 2025.

Given the strength of our balance sheet and the improving free cash flow generation in our business, in February 2023, our board of directors authorized a $1 billion share repurchase program, and in March 2024, our board of directors announced an additional $2 billion share repurchase program. As of March 31, 2024, we have completed over $1.05 billion of repurchases and we are targeting to complete the remaining authorization by the end of 2024. We believe that these capital return programs create value for stockholders while reducing dilution from stock-based compensation.

2023 Executive Compensation Program Highlights

In 2023, in consideration of our evolving business environment, we undertook significant actions to reposition our business to achieve durable, profitable growth. In designing our compensation program for 2023, our compensation committee considered both how to best support the successful execution of these initiatives while managing near-term retention and to respond to stockholder feedback on our 2022 compensation program. We adopted a compensation structure for 2023 that was responsive to our business priorities and was intended to be a transitional year to support the retention and stability of our leadership team to achieve our profitable growth strategy and to provide immediate alignment of their interests with those of our stockholders. Our compensation structure for 2024 better reflects our intended approach moving forward.

- **For 2023, we listened to our stockholders and updated our compensation program in response:**
  We engaged with our stockholders to understand their perspectives on our 2022 compensation program and to develop appropriate responsiveness actions. We heard concerns about the magnitude of pay, based largely on the front-loaded PSU awards granted to executives in 2022, as well as a desire to see a more normalized structure of the executive compensation program with an annual incentive program. In 2023, we did not grant additional PSUs to our executives and did not raise base salaries except in connection with promotions, which is reflected in the significant decline in the reported compensation for 2023. Additionally, we began a transition to a performance-based cash incentive program by granting our named executive officers (other than our Chief Executive Officer) a performance-based cash award based on non-GAAP income from operations targets. We also updated our peer group in both 2022 and 2023 to reflect our evolving business strategy and market capitalization to ensure our pay benchmarks remain appropriate, which had the effect of reducing our market compensation benchmarks.

- **CEO direct compensation in 2023 was limited to base salary:**
  Our compensation committee reduced our Chief Executive Officer's annual base salary by more than 50% from $134,000 to $65,535, effective March 1, 2023. Additionally, our Chief Executive Officer was not eligible for a performance-based cash award and did not receive any equity awards in 2023.

- **2023 PSU payouts were directly tied to our financial performance:**
  The second tranche of our 2022 PSU grants based on 2023 revenue performance paid out at 0% despite delivering organic revenue of 10%, in line with our guidance for the year, highlighting the rigor of the PSU award targets and underscoring our commitment to a pay-for-performance philosophy.

2023 Executive Compensation Program Design

Chief Executive Officer

Our compensation committee took the following key actions with respect to the compensation of Jeff Lawson, our Chief Executive Officer for 2023:

Element	2023 Design	Rationale
Base Salary	Reduced from $134,000 to $65,535, effective March 1, 2023	In consideration of stockholder feedback, recent company performance, and the magnitude of his 2022 PSU award, our Chief Executive Officer's base salary was reduced and he did not receive any additional equity or performance-based cash awards in 2023.
Annual Cash-Based Incentive	None	
Long-Term Incentive	None	

Other Named Executive Officers

To manage retention and incentivize execution on near-term initiatives while still providing alignment with our stockholders, our compensation committee took a holistic approach to determining the mix of incentive-based compensation for non-CEO named executive officers. Consistent with the front-loaded design of the 2022 PSU awards and stockholder feedback, our compensation committee did not award additional PSUs to our named executive officers in 2023.

Our compensation committee took the following key actions with respect to the compensation of our named executive officers (other than our Chief Executive Officer) for 2023:

Element	2023 Design	Rationale
Base Salary	• No increases from 2022 levels except for Ms. Viggiano in connection with her promotion	Consistent with the recommendation of our Chief Executive Officer, our compensation committee did not increase the base salaries of any of our named executive officers from their 2022 levels, other than for Ms. Viggiano, whose base salary was increased in connection with her promotion to Chief Financial Officer.
Annual Cash-Based Incentive	• 25% of target incentive-based compensation for the year • Based on non-GAAP income from operations performance targets	Performance-based cash awards were granted in alignment with our stockholders' preference for a more standard short-term performance-based cash plan and to incorporate profitability metrics into our compensation program. These awards were intended to enhance incentives for near-term performance on our critical profitability goals and further our retention objectives, while taking into account market volatility and recent stock price performance as well as our desire to reduce stock-based compensation expense.
Long-Term Incentive	• 25% of target incentive-based compensation granted as RSUs vesting over one year • 50% of target incentive-based compensation granted as RSUs vesting over four years • No additional PSUs were granted in 2023	Our compensation committee granted RSUs vesting over one year to provide immediate alignment of our executive team with stockholders and to support the stability of our leadership team during a critical period for our long-term growth strategy. A majority of RSUs were granted with a four-year vesting period to encourage executive retention and a focus on creating long-term stockholder value. We did not grant additional PSUs to our named executive officers in 2023 because the PSUs granted in 2022 were designed as a front-loaded award to cover multiple years of grant value.

2023 Performance Program Outcomes

The performance-based cash awards granted in 2023 paid out at 100% of target as a result of non-GAAP income from operations for 2023 being $533 million, which exceeded our $250 million target (payouts were capped at 100%).

The 2023 tranche of the PSUs granted in 2022 resulted in 0% payout due to organic revenue growth for 2023 being 10%, which was 1/3 of the target amount and 1/2 of the threshold amount, evidencing the rigorous targets set by our compensation committee.

Stockholder Engagement and Our Say-on-Pay Vote

We value our stockholders' feedback and are committed to maintaining a regular dialogue to understand the perspectives of our stockholders. We believe that ongoing engagement builds mutual trust and alignment with our stockholders.

Stockholder Outreach 	At our 2023 annual meeting of stockholders, we held a say-on-pay vote on the compensation of our named executive officers for 2022, which received the support of approximately 68% of the votes cast.

In order to better understand this vote result and to solicit stockholder feedback on our pay practices, we undertook an extensive stockholder outreach campaign following our 2023 annual meeting of stockholders. We reached out to 21 institutional investors holding approximately 57% of our shares outstanding, and conducted meetings with 14 institutional investors holding approximately 46% of our shares outstanding, to, among other things, discuss our executive compensation program, solicit feedback and ensure that we had insight into the issues that were most important to our stockholders.

One or more of our independent board chair (who at the time served as our lead independent director and is also the chair of our audit committee), the chair of our compensation committee, and the chair of our nominating and corporate governance committee participated in each of these meetings, demonstrating our directors' strong commitment to understanding our stockholders' perspectives. Stockholder feedback from these meetings was conveyed to our full board of directors and relevant committees for consideration in their decision-making.

57%

We reached out to 21 institutional investors holding approximately 57% of our shares outstanding.

46%

We conducted meetings with 14 institutional investors holding approximately 46% of our shares outstanding.

100%

Independent directors participated in 100% of meetings with institutional investors.

In the course of our discussions with stockholders, we received valuable feedback on our compensation program, with key themes summarized in the chart below. This feedback was conveyed to our full board of directors and our compensation committee for consideration in their decision-making. Key feedback we received from stockholders and our responses is described in the chart below.

What We Heard	How We Responded
Pay and performance alignment	• In 2023, our former CEO's direct compensation was limited to base salary totaling $74,918 (with his base salary being reduced from $134,000 to $65,535, effective March 1, 2023). • Named executive officer base salaries were not increased in 2023 except in connection with promotions. Named executive officer base salaries were also not increased during our 2024 compensation-setting process. • We used updated peer groups to set 2023 and 2024 compensation, which reflect a set of companies with comparable market capitalization and revenue. For 2024, we expanded our peer group to add companies from the broader communications industry that also maintain software offerings to better align with our business profile. These changes were designed to position us closer to the median of our peer group in terms of market capitalization and revenue, which had the effect of reducing our market compensation benchmarks.
Incorporate longer performance periods for PSU awards	• In 2024, our compensation committee determined to reintroduce PSU awards and to incorporate a cumulative three-year performance period. The compensation committee's rationale for reintroducing PSUs in 2024 is further discussed below in "2024 Executive Compensation Program Changes".
Incorporate profitability metrics in compensation program	• Our compensation committee selected non-GAAP income from operations as the performance target metric for the performance-based cash awards granted in 2023. • For the PSUs granted in 2024, our compensation committee determined to grant PSUs that would vest based on the achievement of (i) three-year cumulative free cash flow targets (70% weighting) and (ii) and our relative total stockholder return measured against the S&P 500 Index over a three-year period (30% weighting).
Adopt a short-term incentive plan	• 2023 served as a transition year to an annual cash bonus plan. We granted performance-based cash awards in 2023 based on the achievement of performance targets for annual non-GAAP income from operations. • In 2024, we implemented an annual cash bonus plan for executives. Consistent with market benchmarks, each of our named executive officers will have an initial target bonus opportunity equal to 100% of base salary and maximum payout opportunities capped at 150% of base salary, with payouts tied to the achievement of (i) organic revenue growth targets (50% weighting) and (ii) non-GAAP income from operations targets (50% weighting).

2024 Executive Compensation Program Changes

In 2024, in response to stockholder feedback, our compensation committee made the following key changes to our executive compensation program for 2024:

Element	Rationale
Reintroduced PSU grants in 2024 to support our talent and business strategy	In consideration of our evolving business environment and the significant changes to our business aimed at delivering profitable growth, as well as our executive leadership transitions and the importance of ensuring the continuity of our leadership team through a critical transformation period, our compensation committee determined that it was in the best interest of the Company to issue 2024 PSU awards to support the successful execution of our profitable growth initiatives and to respond to stockholder feedback on our 2022 compensation program and PSU structure. In making this decision, our compensation committee considered the retentive value of outstanding equity awards at the end of 2023, the competitive market environment, the costs associated with replacing executive talent, and the importance of aligning the interests of our executives with those of our stockholders to incentivize progress toward our strategic priorities. When designing the awards, our compensation committee took into account our stockholders' stated preference for longer performance periods, approving PSU grants with cumulative three-year performance periods.
Go-forward PSU design aligns with stockholder preferences	Our 2024 PSU grants are intended to serve as the transition to regular annual grants of long-term performance-based equity going forward. PSU grants issued in 2024 will vest based on the achievement of (i) three-year cumulative free cash flow targets (70% weighting) and (ii) our relative total stockholder return measured against the S&P 500 Index over a three-year period (30% weighting), which reflects feedback from our stockholders. No portion of the 2024 awards will be eligible to vest until 2027 to foster alignment with our long-term performance results and stockholder interests. The 2024 equity awards granted to our Chief Executive Officer are 60% performance-based and 40% time-based reflecting the greatest impact among our named executive officers on our performance outcomes. The equity awards granted to our other named executive officers in 2024 are 40% performance-based and 60% time-based to emphasize ongoing retention and stability.
Cash compensation is transitioning to a more market-normative structure	Following the first grants of performance-based cash awards in 2023, our compensation committee is establishing a go-forward annual cash incentive plan for our executives based on the achievement of (i) organic revenue growth targets (50% weighting) and (ii) non-GAAP income from operations targets (50% weighting). Base salaries for our named executive officers were not increased during our 2024 compensation-setting process. Our compensation committee will continue to closely evaluate executive total target cash pay levels against market benchmarks to ensure the smooth integration of annual cash incentives into total compensation packages.
We continued to evolve our peer group to match our business profile and size	In late 2023, our compensation committee further refined our peer group referenced in setting 2024 compensation, adding more companies within the broader communications industry that also maintain software offerings to better align with our two business units and removing several companies that significantly exceeded our market capitalization range, which had the effect of reducing our market compensation benchmarks.

We are committed to strong executive compensation practices. Our approach is guided by our overarching philosophy of paying for demonstrable performance and aligning the compensation of our executive officers with the long-term interests of our stockholders.

Over the past few years, our executive compensation program has evolved to reflect our maturation as a company, industry standards, practices of our peers, and stockholder feedback. In 2022, we first introduced PSUs and, in 2024, we transitioned our PSU structure to a cumulative three-year performance period. In 2023, we introduced performance-based cash awards and, in 2024, we formalized a short-term incentive program in the form of an annual cash bonus plan. Additionally, we have not increased the base salaries of our named executive officers in 2023 or 2024, except in connection with promotions.

In 2023, we adopted a compensation structure that was intended to be a transitional year to support the retention and stability of our leadership team. In 2024, we evolved our program to a more standard compensation structure that we expect to be more reflective of our go-forward executive compensation program.

We believe that these changes further align the interests of our named executive officers and our stockholders. In making these changes, our compensation committee considered the feedback we received from stockholders during outreach efforts in 2023. Our compensation committee continues to assess our incentive compensation practices in light of our continued growth and maturation as well as discussions with stockholders.

Executive Compensation Policies and Practices

We believe our executive compensation program is reasonable and competitive and appropriately balances the goals of attracting, motivating, rewarding and retaining our executive officers with the goal of aligning their interests with those of our stockholders. The annual compensation of our executive officers, including our named executive officers, varies from year to year based on our corporate financial and operational results and individual performance. In 2023, the principal elements of our executive compensation program, and the purposes for each element, were as follows:

Element	Compensation Element	Objective
Base Salary	Cash	Attract and retain highly talented executives by providing fixed compensation amounts that are competitive in the market and reward performance.
Short-Term Incentives	Performance-based cash awards	Strengthen the performance-based core of our compensation program and enhance retention. Motivate executive officers to achieve annual performance goals that serve as the basis for long-term performance and stockholder value creation. Cash serves as an effective motivator in periods of market volatility while also reducing compensation-related stockholder dilution.
Long-Term Incentives	Equity awards generally in the form of RSUs and PSUs	Align the interests of executive officers and stockholders by motivating our executive officers to achieve long-term stockholder value creation. Strengthen pay-for-performance and enhance retention.

While we do not determine either contingent ("variable") or "fixed" pay for each named executive officer with reference to a specific percentage of target total direct compensation, consistent with our "pay-for-performance" philosophy, our executive compensation program heavily emphasizes variable pay over "fixed" pay. In 2023, the majority of the target total direct compensation of our named executive officers consisted of variable pay in the form of long-term and at-risk incentive compensation opportunities. The following charts show the percentages of target variable pay versus target fixed pay for our Chief Executive Officer and our other named executive officers in 2023.

2023 Target CEO Compensation



99%
At-Risk
Variable
Incentives

1%

99%

2023 Target Average Other NEOs Compensation



94%
At-Risk
Variable
Incentives

6%

17%

50%

28%



■ Base Salary

■ Annual Incentives

■ Annualized 2022 PSUs[1]

■ 2023 RSUs[2]

1. Annualized 2022 PSU values reflect 1/3 of the target value for all executives except Ms. Donio, who was hired after PSU awards were granted and did not receive an award.
2. 2023 RSUs exclude the award issued to Ms. Viggiano in March 2023 in connection with her promotion to Chief Financial Officer.

We believe that this approach provides balanced incentives for our executive officers to drive our financial performance and create long-term stockholder value. See the section titled "Individual Compensation Elements" for information about the principal elements of our executive compensation program, and the purposes for each element.

We endeavor to maintain sound governance standards consistent with our executive compensation policies and practices. Our compensation committee evaluates our executive compensation program on at least an annual basis to ensure that it is consistent with our short-term and long-term goals given the dynamic nature of our business and the market in which we compete for executive talent. The following summarizes our executive compensation and related policies and practices:

WHAT WE DO	WHAT WE DON'T DO
Target Compensation is Predominantly "At Risk" and Long-Term The vast majority of our executive officers' target total direct compensation is delivered in the form of equity and therefore directly linked to the performance of our stock price, including PSUs that also incentivize the achievement of corporate financial objectives.	**No Additional Retirement Plans** We do not offer pension arrangements, nonqualified deferred compensation arrangements or retirement plans to our executive officers other than a 401(k) retirement plan for which we make matching contributions that is generally available to all our U.S. employees.
Use a Pay-for-Performance Philosophy Our incentive programs reflect performance metrics that are closely aligned with our growth drivers and deliver value only if we achieve pre-set rigorous performance targets.	**No Guaranteed Bonuses** We do not provide guaranteed bonuses to our executive officers.
"Double-Trigger" Change-in-Control Arrangements Change-in-control arrangements for executive officers require both a change in control and a qualifying termination of employment before payments and benefits are paid.	**Limited Perquisites or Other Personal Benefits** We provide limited perquisites and other personal benefits to our executive officers.

WHAT WE DO

Maintain an Independent Compensation Committee
Our compensation committee consists solely of independent, non-employee directors.

Retain an Independent Compensation Advisor
Our compensation committee has engaged its own independent compensation advisor to provide information, analysis and other advice on executive compensation independent of management.

Annual Executive Compensation Review
Our compensation committee conducts an annual review of our compensation strategy, including a review of our compensation peer group used for comparative and benchmarking purposes.

Annual Compensation-Related Risk Assessment
Our compensation committee reviews, on an annual basis, our compensation-related risk profile.

Stock Ownership Policy
We maintain a robust stock ownership policy for our Chief Executive Officer, our other named executive officers and the non-employee members of our board of directors.

WHAT WE DON'T DO

Limited Tax Payments on Perquisites
We do not provide any tax reimbursement payments (including "gross-ups") on any perquisites or other personal benefits.

No Excise Tax Payments on Future Post-Employment Compensation Arrangements
We do not provide any excise tax reimbursement payments (including "gross-ups") with respect to payments or benefits contingent upon a change in control of our company.

No Hedging
We prohibit our employees, including our executive officers, and the non-employee members of our board of directors from engaging in hedging transactions or certain derivative transactions relating to our securities.

No Pledging
We prohibit our employees, including our executive officers, and the non-employee members of our board of directors from holding our securities in a margin account or pledging our securities as collateral for a loan.

No Special Welfare or Health Benefits
We do not provide our executive officers with any special welfare or health benefit programs, and participation in the employee programs that are standard in our industry sector is on the same basis as all of our full-time employees.

Executive Compensation Philosophy

We operate in an extremely competitive market where there is substantial and continuous competition for leadership with the experience and skill to lead in a dynamic and innovative industry. Our executive compensation program is guided by our overarching philosophy of paying for demonstrable performance and aligning the compensation of our executive officers with the long-term interests of our stockholders. Consistent with this philosophy, we designed our executive compensation program to achieve the following primary objectives:

- attract, motivate, incentivize and retain employees at the executive level who contribute to our long-term success; and

- provide compensation packages to our executive officers that are competitive and reward the achievement of our business objectives, and effectively align our executive officers' interests with the interests of our stockholders by focusing on long-term equity incentives that correlate with the growth of sustainable long-term value for our stockholders.

We have not historically had a short-term cash incentive program for our executive officers and, as a result, our compensation committee has evaluated the base salaries of our executive officers in the context of establishing their total cash compensation at levels that are consistent with the target total cash compensation of executive officers holding comparable positions at public companies in order to attract and retain our executive officers. In 2023, to manage retention and incentivize execution on near-term initiatives, while still providing alignment with our stockholders, our compensation committee introduced performance-based cash awards that were tied to a non-GAAP income from operations performance metric. In 2024, to formalize a short-term incentive program, our compensation committee introduced an annual cash bonus plan to use going forward. The implementation of a formal short-term incentive program was in response to stockholder feedback and intended to strengthen the performance-based core of our compensation program and reduce compensation-related stockholder dilution. As a result, we have not increased the base salaries of our named executive officers in 2023 or 2024, except in connection with promotions.

Our compensation committee tends to weight the target total direct compensation opportunities of our executive officers more heavily towards equity compensation. We understand the importance of linking the individual performance of our executive officers and the financial and operational performance of our company to our overall executive compensation program. We believe our strong focus on, and heavy weighting toward, equity compensation, supports that philosophy and has worked to align our executive compensation with the interests of our stockholders. In 2022 we first introduced PSUs, in 2023 we incentivized profitability and reduced stock-based compensation, and in 2024 we have continued to adapt our performance-based incentives to better align with stockholder expectations and industry standards. We will continue to review current compensation trends as well as the feedback from our stockholders in regard to our executive compensation program.

Oversight of Executive Compensation

Role of the Compensation and Talent Management Committee

Our compensation committee discharges many of the responsibilities of our board of directors relating to the compensation of our executive officers, including our named executive officers, and the non-employee members of our board of directors (as described further in "Board of Directors and Corporate Governance—Non-Employee Director Compensation" above). Our compensation committee has overall responsibility for overseeing our compensation structure, philosophy, policies and benefits programs generally, and overseeing and evaluating the compensation plans, policies and practices applicable to our executive officers. Our compensation committee also oversees the annual evaluation of our executive officers, including our named executive officers, for the prior year and has the authority to retain, and has retained, an independent compensation consultant to provide support to the committee in its review and assessment of our compensation programs.

Compensation-Setting Process

Our compensation committee determines the target total direct compensation opportunities for our executive officers, including our named executive officers. Our compensation committee does not use a single method or measure in developing its recommendations, nor does it establish one specific target for the total direct compensation opportunities of our executive officers. Rather, our compensation committee generally begins its deliberations on cash and equity compensation by

considering competitive market data regarding compensation amounts and practices with an intent to weight compensation more heavily towards equity compensation. Our compensation committee does not target a specific percentile of compensation, but instead considers the market data, along with the factors below, to determine an executive's compensation with no specific weight given to any particular factor.

When formulating its recommendations for the amount of each compensation element and approving (or recommending for approval) each compensation element and the target total direct compensation opportunity for our executive officers, our compensation committee considers the following factors:

- our performance against the financial and operational objectives established by our compensation committee and our board of directors;

- our financial performance relative to our compensation peer group;

- the compensation levels and practices of our compensation peer group;

- each individual executive officer's skills, experience and qualifications relative to other similarly situated executives at the companies in our compensation peer group and in selected broad-based compensation surveys;

- our desire to retain experienced and talented executives in a highly competitive market, including consideration of the retentive value of our executives' existing outstanding equity awards;

- the scope of each individual executive officer's role compared to other similarly situated executives at the companies in our compensation peer group and in selected broad-based compensation surveys;

- the performance of each individual executive officer, based on a subjective assessment of his or her contributions to our overall performance, ability to lead his or her business unit or function and ability to work as part of a team, all of which reflect our core values;

- compensation parity among our individual executive officers;

- objectives with respect to reduction of compensation-related stockholder dilution; and

- the recommendations provided by our Chief Executive Officer with respect to the compensation of our other executive officers.

These factors provide the framework for compensation decision-making and final decisions regarding the compensation opportunity for each executive officer. No single factor is determinative in setting pay levels, nor was the impact of any factor on the determination of pay levels quantifiable. Our compensation committee reviews the base salary levels, short-term and long-term incentive compensation opportunities of our executive officers, including our named executive officers, each year at the beginning of the year, or more frequently as warranted. Long-term incentive compensation is granted on a regularly-scheduled basis, as described in "Other Compensation Policies and Practices—Equity Awards Grant Policy" below.

Role of Chief Executive Officer

In discharging its responsibilities, our compensation committee consults with members of our management, including our Chief Executive Officer. Our management assists our compensation committee by providing information on corporate and individual performance, market compensation data and management's perspective on compensation matters. Our compensation committee solicits and reviews our Chief Executive Officer's recommendations and proposals with respect to adjustments to annual cash compensation, short-term and long-term incentive compensation opportunities, program structures and other compensation-related matters for our executive officers, other than with respect to his own compensation.

Our compensation committee reviews and discusses these recommendations and proposals with our Chief Executive Officer and considers them as one factor in determining the compensation for our executive officers, including our other named executive officers. Our Chief Executive Officer recuses himself from all deliberations and determinations regarding his own compensation.

Role of Compensation Consultant

Our compensation committee engages an external independent compensation consultant to assist it by providing information, analysis and other advice relating to our executive compensation program and the decisions resulting from its annual executive compensation review. For 2023, our compensation committee engaged Compensia as its compensation consultant to advise on executive compensation matters, including competitive market pay practices for our executive officers, the selection of our compensation peer group, and data analysis. For 2023, the scope of Compensia's engagement included:

- researching, developing and reviewing our compensation peer group;

- reviewing and analyzing the compensation for our executive officers, including our named executive officers;

- reviewing and providing input on the Compensation Discussion and Analysis section of our proxy statement for our 2023 annual meeting of stockholders;

- reviewing and analyzing the compensation of the non-employee members of our board of directors;

- reviewing short-term and long-term incentive compensation practices and considerations;

- advising on executive severance and change in control practices;

- reviewing our executive compensation philosophy;

- conducting a compensation risk assessment; and

- supporting other ad hoc matters throughout the year.

The terms of Compensia's engagement included reporting directly to our compensation committee and to the chair of our compensation committee. Compensia also coordinated with our management for data collection and job matching for our executive officers and provided data and analyses in connection with the review of our equity strategy. In 2023, Compensia did not provide any other services to us. In March 2023, our compensation committee evaluated Compensia's independence pursuant to the NYSE Listing Standards and the relevant SEC rules and determined that no conflict of interest had arisen as a result of the work performed by Compensia.

Use of Market Data

For purposes of comparing our executive compensation against the competitive market, our compensation committee reviews and considers the compensation levels and practices of a group of peer companies. This compensation peer group consists of technology companies that are similar to us in terms of industry, revenue and market capitalization.

Our compensation committee reviews our compensation peer group at least annually and makes adjustments to its composition if warranted, taking into account changes in both our business and the businesses of the companies in the peer group, and input from its compensation consultant.

In developing the compensation peer group for 2023, the following criteria were evaluated in identifying comparable companies:

- similar industry and competitive market for talent;

- within a range of 0.33x to 3.0x of our projected revenue for the following four fiscal quarters (as of August 2022); and

- within a range of 0.25x to 4.0x of our then-market capitalization.

As reflected above, we revised our peer group revenue and market capitalization ranges for 2023, widening our revenue range from 0.5x to 2.0x for 2022 to 0.33x to 3.0x for 2023 and lowering the bottom of our market capitalization range from 0.33x for 2022 to 0.25x for 2023. These ranges were widened to ensure a larger pool of potential companies to consider given the market volatility in 2022 and Twilio's significant decline in market capitalization. These changes also reflect our compensation committee's preference for prioritizing consistency year-over-year and only removing peers that are financial outliers.

In September 2022, our compensation committee reviewed our compensation peer group and upon the recommendation of its compensation consultant, taking into consideration the criteria noted above, removed Adobe Inc., Intuit Inc., and Salesforce, Inc. Our compensation committee determined that these updates would remove companies that were no longer sufficiently

comparable to us in terms of market capitalization and that the removal of these companies would appropriately reduce market compensation benchmarks, and also considered stockholder feedback that supported these updates. The peer group for 2023, which was approved by our compensation committee in September 2022, consisted of the following companies:

Ansys, Inc.	Fortinet, Inc.	Shopify Inc.	Veeva Systems Inc.
Arista Networks, Inc.	Okta, Inc.	Snap Inc.	Workday, Inc.
Autodesk, Inc.	Palo Alto Networks, Inc.	Snowflake Inc.	Zoom Video Communications, Inc.
Block, Inc.	Paycom Software, Inc.	Splunk Inc.	
CrowdStrike Holdings, Inc.	RingCentral, Inc.	Synopsys, Inc.	
DocuSign, Inc.	ServiceNow, Inc.	The Trade Desk, Inc.	

Our compensation committee uses data drawn from our compensation peer group, as well as data from the Radford Global Technology executive compensation survey (the "Radford Survey"), to evaluate the competitive market when formulating its recommendation for the total direct compensation packages for our executive officers, including base salary and long-term incentive compensation opportunities. The Radford Survey provides compensation market intelligence and is widely used within the technology industry.

In addition, subsets of the Radford Survey were incorporated into the competitive assessment prepared by Compensia and used by our compensation committee to evaluate the compensation of our executive officers. Specifically, our compensation committee received a custom report of survey results reflecting only companies from our compensation peer group in addition to survey results tailored solely based on revenue. The Radford Survey data supplements the compensation peer group data and provides additional information for our named executive officers and other executive positions for which there is less comparable public data available.

2024 Peer Group Changes

In response to stockholder feedback received in 2023, our compensation committee further refined our peer group in September 2023 for reference in setting 2024 compensation, adding more companies within the broader communications industry that also maintain software offerings to better align with our two business units and removing several companies that significantly exceeded our market capitalization range. The updates include removing Block, Inc., Palo Alto Networks, Inc., Paycom Software, Inc., ServiceNow, Inc., Shopify Inc., Synopsys, Inc., The Trade Desk, Inc., Veeva Systems Inc. and Workday, Inc., and adding Akamai Technologies, Inc., AppLovin Corporation, Cloudflare, Inc., Dropbox, Inc., Dynatrace, Inc., GoDaddy Inc., HubSpot, Inc., Nutanix, Inc. and Ubiquiti Inc.

Compensation Risk Assessment

In consultation with management and Compensia, our compensation committee's independent compensation consultant, in March 2023, our compensation committee assessed our compensation plans, policies and practices for named executive officers and other employees and concluded that they do not create risks that are reasonably likely to have a material adverse effect on us. This risk assessment included, among other things, a review of our cash and equity incentive-based compensation plans to ensure that they are aligned with our performance goals and overall target total direct compensation to ensure an appropriate balance between fixed and variable pay components. Our compensation committee conducts this assessment annually.

Individual Compensation Elements

In 2023, the principal elements of our executive compensation program as described under "Executive Compensation Policies and Practices" above, and the purposes for each element, are described below.

Base Salary

Base salary represents the fixed portion of the compensation of our executive officers, including our named executive officers, and is an important element of compensation intended to attract and retain highly talented individuals.

Using the competitive market data provided by its compensation consultant, our compensation committee reviews and develops recommendations for adjusting the base salaries for each of our executive officers, including our named executive officers, as part of its annual executive compensation review. In addition, the base salaries of our executive officers may be adjusted by our compensation committee in the event of a promotion or significant change in responsibilities.

Generally, our compensation committee sets base salaries taking into consideration the base salary ranges paid by our compensation peer group and applicable executive compensation survey data. Since our initial public offering, we have evaluated the base salaries of our executive officers in the context of establishing their total cash compensation at levels that are consistent with the target total cash compensation of executive officers holding comparable positions at public companies. We introduced performance-based cash awards for the first time in 2023, and in 2024 formalized the practice in a go-forward annual cash-based incentive program to strengthen the performance-based core of our compensation program and reduce compensation-related stockholder dilution.

In 2023, consistent with the recommendation of our Chief Executive Officer, our compensation committee considered and approved a reduction of our Chief Executive Officer's salary by more than 50%, as well as an increase of Chief Financial Officer's salary to reflect her promotion to Chief Financial Officer, but to otherwise maintain the 2023 base salaries at 2022 levels for all of our executive officers. In making this decision, our compensation committee considered our current target total cash compensation position of our executive officers against levels of public companies in our industry, as well as the factors described in "Oversight of Executive Compensation Program—Compensation-Setting Process" above, and determined that the base salaries for our executive officers (other than our Chief Executive Officer, who requested to have his base salary reduced, and our Chief Financial Officer, who received a salary increase in connection with her promotion) were appropriately aligned with our desired market positioning. Our compensation committee approved a reduction of our Chief Executive Officer's salary, taking into account stockholder feedback and recent company performance.

The base salaries of our named executive officers for 2022 and 2023 were as follows:

Named Executive Officer	2022 Base Salary	2023 Base Salary
Jeff Lawson	$ 134,000	$ 65,535[1]
Aidan Viggiano	—[2]	$ 850,000[2]
Khozema Shipchandler	$1,100,000	$1,100,000
Dana Wagner	$ 600,000	$ 600,000
Elena Donio	$1,000,000[3]	$1,000,000[3]

(1)   Mr. Lawson's base salary was reduced from $134,000 to $65,535 per year, effective March 1, 2023.

(2)   Ms. Viggiano's base salary was increased to $850,000 per year, effective March 1, 2023, in connection with her promotion to Chief Financial Officer. Ms. Viggiano served as Senior Vice President of Finance from 2021 until her appointment as Chief Financial Officer in March 2023, and in 2022 Ms. Viggiano was not a named executive officer.

(3)   Ms. Donio stepped down from our board of directors and joined us as President of Revenue in May 2022; her base salary was established at that time. Ms. Donio's 2023 base salary remained in effect during her continued employment following her stepping down as President, Twilio Data & Applications effective December 15, 2023.

The actual salaries paid to our named executive officers in 2023 are set forth in the "Summary Compensation Table" below.

CEO Incentive Compensation

Other than his reduced base salary, our Chief Executive Officer did not receive any equity or cash awards in 2023. Our compensation committee determined not to grant any additional equity or cash awards to our Chief Executive Officer in 2023, in consideration of stockholder feedback, recent company performance and the magnitude of his 2022 compensation package.

Annual Cash Incentives

2023 Performance-Based Cash Awards

Our compensation committee resolved to include an annual incentive element in our executive compensation program for 2023 consisting of performance-based cash awards. While we continue to focus on and heavily weight target total direct compensation towards equity compensation, this decision was made upon consideration of a number of factors, including stockholder feedback, our goal of driving our executives to achieve forecastable near-term results in addition to the long-term

objectives of our long-term incentive compensation program, our desire to further our retention objectives, taking into account our competitive environment, market volatility and recent stock price performance, as well as our desire to reduce the dilutive impact to stockholders of our executive compensation program in response to stockholder feedback.

We structured the cash award as performance-based, in line with stockholder feedback in favor of performance-based compensation and in order to further our incentivization goals. Our compensation committee determined that these cash awards would serve as an effective supplement to equity awards given the current market and competitive environment and that tying these awards directly to specific company performance objectives would benefit the company and our stockholders, while also reducing the dilutive impact to our stockholders.

Our compensation committee determined not to grant a 2023 performance-based cash award to our Chief Executive Officer, in consideration of stockholder feedback, recent company performance and the magnitude of his 2022 compensation package.

The target amounts of the 2023 performance-based cash awards for our named executive officers were as follows:

Named Executive Officer	Cash Payment (Target)
Jeff Lawson	—
Aidan Viggiano	$2,750,000
Khozema Shipchandler	$3,000,000
Dana Wagner	$1,500,000
Elena Donio	$3,000,000

After evaluation of multiple potential metrics, our compensation committee determined that non-GAAP income from operations was the strongest incentive metric for the 2023 performance-based cash award. Our compensation committee considered, among other factors, that the measure serves as a forecastable near-term objective in furtherance of our profitability and free cash flow generation goals, as well as stockholder feedback. Our compensation committee aimed to set targets that took into account the significant ongoing volatility in the market, setting targets that it deemed challenging but achievable and capping payments at 100% of target to mitigate the risk of windfall payments in the event of overachievement.

The 2023 non-GAAP income from operations payout levels were as follows:

Payout Level	2023 Non-GAAP Income from Operations[1]	Payout (Percentage of Target)*
Target	≥$250 million	100%
Threshold	$200 million	50%
	<$200 million	0%

* Subject to linear interpolation for performance between threshold and target.

(1) Non-GAAP income from operations is a non-GAAP financial measure. Refer to Appendix B for its definition and a reconciliation of non-GAAP income from operations to its most directly comparable GAAP measure.

Non-GAAP income from operations for 2023 was $533 million, which exceeded our $250 million target and resulted in a 100% payout (of target) for the 2023 performance-based cash awards (payouts were capped at 100%). Our compensation committee certified performance in February 2024. The payouts to our named executive officers were as follows:

Named Executive Officer	Cash Payment Earned
Aidan Viggiano	$2,750,000
Khozema Shipchandler	$3,000,000
Dana Wagner	$1,500,000
Elena Donio	$3,000,000

Long-Term Incentive Compensation

We view long-term incentive compensation in the form of equity awards as a critical element of our executive compensation program. The realized value of these equity awards bears a direct relationship to our stock price, and, therefore, these awards are an incentive for our executive officers, including our named executive officers, to create value for our stockholders. Equity awards also help us retain qualified executive officers in a competitive market.

Long-term incentive compensation opportunities in the form of equity awards are granted by our compensation committee on a regularly-scheduled basis, as described in "Other Compensation Policies and Practices—Equity Awards Grant Policy" below. All equity awards are settleable for shares of our Class A common stock. The amount and forms of such equity awards are determined by our compensation committee after considering the factors described in "Oversight of Executive Compensation Program—Compensation-Setting Process" above. The amounts of the equity awards are also intended to provide competitively-sized awards and resulting target total direct compensation opportunities that are competitive with the compensation opportunities offered by the companies in our compensation peer group and Radford Survey data for similar roles and positions for each of our executive officers, taking into consideration the factors described in "Oversight of Executive Compensation Program—Compensation-Setting Process" above.

2023 Annual Equity Awards

Our 2023 annual equity awards were designed taking into consideration the equity awards granted in 2022 as described under "2022 Annual Equity Awards" below. In particular, the PSUs issued in 2022 were designed to cover three years of performance-based grant value in 2022. In consideration of this triennial design, our compensation committee did not grant additional PSUs in 2023.

In 2023, each named executive officer (other than our Chief Executive Officer) received an award of time-based RSUs (the "2023 Annual RSUs"). We believe time-based RSUs provide a strong retention incentive for our executive officers, align compensation realized by our executives with stockholder value creation, and motivate our executive officers to achieve long-term stockholder value. The 2023 Annual RSUs were granted in February 2023 with 172,928 RSUs (33% of the total grant amount) vesting quarterly over one year (the "2023 One-Year RSUs") and 345,852 RSUs (67% of the total grant amount) vesting over four years with the RSUs vesting quarterly between January 1, 2024 and January 1, 2027 (the "2023 Four-Year RSUs"), in each case subject to the executive's continued service through the applicable vesting date. In determining these vesting schedules, our compensation committee considered, among other factors, peer equity compensation practices as well as our combination of short-term and long-term executive retention and incentive goals. The 2023 compensation structure was designed to be responsive to our business priorities for the year and was intended to be a transitional year to support the retention and stability of our leadership team to achieve our profitable growth strategy and to provide immediate alignment of their interests with those of our stockholders.

In determining the magnitude of the individual 2023 Annual RSU grants to our executive officers, our compensation committee considered the factors described in "Oversight of Executive Compensation Program—Compensation-Setting Process" above. Our compensation committee opted not to grant our Chief Executive Officer any 2023 Annual RSUs, in consideration of stockholder feedback, recent company performance and the magnitude of his 2022 compensation package.

Our compensation committee will continue to assess our incentive compensation structure in future award cycles in light of market conditions and our stock price performance.

The following table sets forth the 2023 Annual RSUs that our compensation committee granted in February 2023 to our named executive officers as part of its annual executive compensation review.

Named Executive Officer	2023 One-Year RSUs (number of shares)	2023 Four-Year RSUs (number of shares)	Aggregate Grant Date Fair Value ($)[1]
Jeff Lawson[2]	—	—	—
Aidan Viggiano[3]	46,395	92,789	9,176,401
Khozema Shipchandler	50,613	101,225	10,010,679
Elena Donio	50,613	101,225	10,010,679
Dana Wagner	25,307	50,613	5,005,406

(1) The amounts reported in this column represent the aggregate grant date fair value of the RSUs granted to the named executive officer in 2023, calculated in accordance with FASB ASC Topic 718. Such aggregate grant date fair values do not take into account any estimated forfeitures related to service-vesting conditions. These amounts do not reflect the actual economic value that may be realized from such awards. The amounts reported for the RSUs were calculated using the closing price of our common stock on the date of grant. The valuation assumptions used in determining such amounts are described in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on February 27, 2024.

(2) Mr. Lawson did not receive any 2023 Annual RSUs.

(3) Excludes the award issued to Ms. Viggiano in March 2023 in connection with her promotion to Chief Financial Officer. See "—2023 Chief Financial Officer Promotional Award" for more information on such award.

2022 PSUs

In 2022, after reviewing current market practices and considering our emphasis on rewarding performance, our compensation committee introduced PSU awards for the first time (the "2022 PSUs").

We believe PSUs provide a retention incentive for our executive officers and align our executive officers' compensation with the achievement of corporate objectives that drive executives toward achieving financial goals in service of long-term stockholder value. Our compensation committee granted equity awards to our executive officers in 2022 that were larger than the annual awards we had historically granted as part of a triennial program, with a front-loaded multi-year performance component so as to provide meaningful retentive and incentive value amid a challenging and volatile macro environment, as well as deliver appropriate compensation over a multi-year period based on the achievement of corresponding multi-year financial objectives. Our compensation committee determined that the value of the 2022 PSUs was appropriate and necessary in consideration of macro volatility and significant business transformation, to incentivize our executive officers to achieve multi-year company objectives aligned with generating long-term stockholder value and to help ensure retention in a competitive market.

The 2022 PSUs vest over a three-year period based on the achievement of organic revenue growth and non-GAAP income from operations performance targets for the 2023 and 2024 performance periods. The performance goals were designed to be challenging, as evidenced by the fact that there was 0% payout for the 2023 tranche of the 2022 PSUs due to the organic revenue growth target not being met.

2023 PSU Performance Measures

The 2023 tranche of the 2022 PSUs was scheduled to vest if both (i) the minimum organic revenue growth threshold and (ii) the non-GAAP income from operations threshold were achieved for 2023. If the annual organic revenue growth were below the threshold, the tranche would be forfeited. Additionally, if annual organic revenue growth were above the threshold but the non-GAAP income from operations threshold was not achieved, the tranche would be forfeited. Vesting of these PSUs may range between zero for below threshold performance and up to 200% of target based on levels of performance.

2023 PSU Performance Period

The organic revenue growth levels for the 2023 performance period (which also apply for the 2024 performance period) are set forth below. Additionally, at least one dollar of non-GAAP income from operations was required to be achieved (which also applies for the 2024 performance period).

Payout Level	Organic Revenue Growth[1]	Non-GAAP Income from Operations[1]	Payout of (Percentage of Target Shares)*
Maximum	40%	≥$1.00	200%
Target	30%	≥$1.00	100%
Threshold	20%	≥$1.00	50%
	<20%	≥$1.00	0%

* Subject to linear interpolation for performance between threshold, target and maximum.

(1) Organic revenue growth and non-GAAP income from operations are non-GAAP financial measures. Refer to Appendix B for their definitions and a reconciliation of organic revenue growth and non-GAAP income from operations to their most directly comparable GAAP measures.

Organic revenue growth for 2023 was 10% and non-GAAP income from operations was $533 million which resulted in 0% payout for the 2023 tranche of the 2022 PSUs due to the organic revenue growth target not being met, further evidencing the rigorous targets set by our compensation committee. Our compensation committee certified performance in February 2024.

2023 Chief Financial Officer Promotional Award

In March 2023, in connection with Aidan Viggiano's promotion to Chief Financial Officer, our compensation committee granted Ms. Viggiano a promotional equity award with a grant date fair value of $2,770,291. The RSUs vest over four years, with 1/16th vesting on August 15, 2023 and the remaining RSUs vesting in equal quarterly installments thereafter, in each case subject to Ms. Viggiano's continued service through the applicable vesting date. In determining that the retentive value of Ms. Viggiano's existing compensation package was insufficient relative to her new role Chief Financial Officer and determining the size and nature of the additional award, we referenced various external market compensation data and internal comparisons to ensure that the award was appropriate both for the role and for an executive of Ms. Viggiano's caliber in a highly competitive market. We opted for a long-term, equity-based award in order to incentivize the creation of value for our stockholders and a four-year vesting period which we believe will serve our retention goals and is in line with our general practice of recognizing a promotion with a one-time promotional grant.

Health and Welfare Benefits

Our executive officers, including our named executive officers, are eligible to receive the same employee benefits that are generally available to all of our full-time employees, subject to the satisfaction of certain eligibility requirements. These benefits include our medical, dental and vision insurance and life and disability insurance plans. In structuring these benefit plans, we seek to provide an aggregate level of benefits that are comparable to those provided by similar companies.

In addition, we maintain a tax-qualified 401(k) retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Plan participants are able to defer eligible compensation subject to the applicable annual limits set forth in the Internal Revenue Code of 1986, as amended (the "Code"). In 2023, we matched 50% of the first 6% of contributions by plan participants, subject to annual contribution limits set forth in the Code. We have the ability to make discretionary contributions to the 401(k) plan but have not done so to date. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the plan's related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Perquisites and Other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we generally do not provide perquisites or other personal benefits to our executive officers, including our named executive officers, except as generally made available to our employees or in other limited circumstances that do not result in significant cost to the company. During 2023, none of our other named executive officers received perquisites or other personal benefits that were, in the aggregate, $10,000 or more for such individual. In the future, we may provide perquisites or other personal benefits in limited circumstances.

Post-Employment Compensation Arrangements

We believe that having in place reasonable and competitive post-employment compensation arrangements is essential to attracting and retaining highly qualified executive officers. Our Chief Executive Officer participates in our CEO Severance Plan and our other current named executive officers participate in our Senior Executive Severance Plan (collectively, the "Executive Severance Plans").

The Executive Severance Plans, as discussed in more detail in "Executive Compensation Tables—Potential Payments Upon Termination or Change in Control—Executive Severance Plans" below, are designed to help ensure the continued service of key executive officers in the event of a potential acquisition, to provide reasonable compensation to named executive officers who leave our employ under specified circumstances and to align the interests of our named executive officers and our stockholders when considering our long-term future.

We believe that the severance payments and benefits provided to our named executive officers under the Executive Severance Plans are appropriate in light of the post-employment compensation protections available to similarly-situated executive officers at companies in our compensation peer group and are an important component of each named executive officer's overall compensation as they help us to attract and retain our key executives who could have other job alternatives that may appear to them to be more attractive absent these protections.

We also believe that the occurrence or potential occurrence of a change in control transaction will create uncertainty regarding the continued employment of our named executive officers. In order to encourage them to remain employed with us during an important time when their prospects for continued employment following the transaction are often uncertain, we provide our named executive officers with the opportunity to receive additional severance protections during a change in control protection period. In addition, we provide additional payment and benefit protections if a named executive officer voluntarily terminates employment with us for good reason, because we believe that a voluntary termination of employment for good reason is essentially equivalent to an involuntary termination of employment by us without cause. The primary purpose of these arrangements is to keep our most senior executive officers focused on pursuing potential corporate transactions that are in the best interests of our stockholders regardless of whether those transactions may result in their own job loss. Reasonable post-acquisition payments and benefits should serve the interests of both the named executive officer and our stockholders.

To protect our interests, we require all participants of the Executive Severance Plans to sign a standard form of general release in favor of us prior to receiving any severance payments or benefits under the applicable plan.

In addition, under the Executive Severance Plans, all payments and benefits provided in the event of a change in control of our company are payable only if there is a qualifying loss of employment by a named executive officer (commonly referred to as a "double-trigger" arrangement). In the case of the acceleration of vesting of outstanding equity awards subject only to time-based vesting, we use this double-trigger arrangement to protect against the loss of retention value following a change in control of our company and to avoid windfalls, both of which could occur if the vesting of time-based equity awards accelerated automatically as a result of the transaction.

We do not provide excise tax payments (or "gross-ups") relating to a change in control of our company and have no such obligations in place with respect to any of our named executive officers.

For detailed descriptions of the post-employment compensation arrangements we maintain with our named executive officers, as well as an estimate of the potential payments and benefits payable to our named executive officers under their post-employment compensation arrangements, see "Executive Compensation Tables—Employment Agreements or Offer Letters with Named Executive Officers" and "Executive Compensation Tables—Potential Payments Upon Termination or Change in Control" below.

As described above, Mr. Lawson's service as our Chief Executive Officer terminated effective January 8, 2024, and his employment with the Company ended on January 12, 2024. For additional information, see "Executive Compensation Tables—Potential Payments Upon Termination or Change in Control" below.

Other Compensation Policies and Practices

Equity Awards Grant Policy

Under our Amended and Restated Equity Award Grant Policy, we generally grant equity awards on a regularly scheduled basis to enhance the effectiveness of our internal control over our equity award grant process and to alleviate several of the burdens related to accounting for such equity awards, as follows:

- Any grants of equity awards made in conjunction with the hiring of a new employee or the promotion of an existing employee will generally be made, if at all, regularly (either monthly or quarterly) and will be effective on the date such grant is approved by our board of directors or our compensation committee or such future date as is approved by our board of directors or our compensation committee. In no event will the effective date of an equity award made in conjunction with the hiring of a new employee precede the date such grant is approved or the first date of employment.

- Any grants of equity awards to existing employees (other than in connection with a promotion) will generally be made, if at all, on an annual or quarterly basis. Any such annual or quarterly grant will be effective on the date on which such grant is approved or such future date as is approved by our board of directors or our compensation committee.

- All equity awards will be priced on the effective date of the award. The exercise price of all stock options will be equal to (or, if specified in the approval of the award, greater than) the closing market price on the NYSE of one share of our common stock on the effective date of grant, or, if no closing price is reported for such date, the closing price on the last day preceding such date for which a closing price is reported. If the grant of restricted stock, RSUs or PSUs is denominated in dollars, the number of shares of restricted stock, RSUs or PSUs that are granted will generally be calculated by dividing the dollar value of the approved award by the average closing market price on the NYSE of one share of our common stock over the trailing 30-day period ending five business days immediately prior to the effective date of grant, with such total number of shares to be granted per recipient rounded up to the nearest whole share.

- Our board of directors or our compensation committee may delegate to our Chief Executive Officer and/or any other executive officer, or a committee comprising at least two of our executive officers, all or part of the authority with respect to the granting of certain equity awards to employees (other than to such delegates), subject to certain limitations and requirements. Our board of directors and compensation committee have currently delegated authority to a subcommittee to allow any two of our Chief Financial Officer or Principal Financial Officer, Chief People Officer and Chief Legal Officer, to grant, without any further action required by the compensation committee, equity awards to all employees who are designated as senior directors or below and are not members of the subcommittee or executive officers. The purpose of this delegation of authority is to enhance the flexibility of equity award administration and to facilitate the timely grant of equity awards to non-management employees, particularly new employees, within specified limits approved from time to time by the compensation committee. As part of its oversight function, the compensation committee reviews the grants made by the subcommittee on a quarterly basis.

Death Equity Acceleration Policy

In December 2020, our compensation committee approved a policy providing that upon the termination due to death of an employee's or non-employee director's employment or other service relationship with us or any of our subsidiaries, any then outstanding equity awards held by the individual that vest solely based on continued employment or service will automatically receive two years of supplemental vesting. The policy applies both to awards granted prior to the adoption of the policy, as well as awards granted thereafter.

Policy Prohibiting Hedging and Pledging of Equity Securities

Our Amended and Restated Policy on Insider Trading and Disclosure (our "Insider Trading Policy") prohibits our employees, including our executive officers, and the non-employee members of our board of directors from engaging in any short sale and from buying or selling puts, calls, other derivative securities or any derivative securities that provide the economic equivalent of

ownership of any of our securities or an opportunity, direct or indirect, to profit from any change in the value of our securities or engage in any other hedging transaction with respect to our securities, at any time. In addition, our Insider Trading Policy prohibits our employees, including our executive officers, and the non-employee members of our board of directors from using our securities as collateral in a margin account or from pledging our securities as collateral for a loan.

Stock Ownership Policy

To further align the interests of our executive officers with those of our stockholders and to promote a long-term perspective in managing our company, in April 2018, we adopted our Stock Ownership Policy, which applies to our Chief Executive Officer and executive officers subject to Section 16 of the Exchange Act ("Section 16 Officers"), including each of our named executive officers. We most recently amended and restated the stock ownership policy in March 2022.

Our Stock Ownership Policy requires each named executive officer to acquire and hold a number of shares of our common stock equal in value to a multiple of such named executive officer's annual base salary until he or she ceases to be our Chief Executive Officer or a Section 16 Officer, as applicable. The minimum value for our named executive officers is as follows:

Position	Minimum Value
Chief Executive Officer	6x base salary
Other Named Executive Officers	3x base salary

For purposes of our Stock Ownership Policy, we only count directly and beneficially owned shares, including shares purchased through our ESPP or 401(k) Plan, if applicable, shares underlying vested RSUs, and shares held following settlement of PSUs and do not count vested but unexercised stock options. Each named executive officer has five years from the later of his or her designation as our Chief Executive Officer or Section 16 Officer, as applicable, or from the original effective date of the policy to obtain the required ownership level.

As of December 31, 2023, all of our executive officers are in compliance with our Stock Ownership Policy or are within the five-year phase in period.

Compensation Recovery Policy

In November 2023, our compensation committee adopted a compensation recovery ("clawback") policy in compliance with NYSE and SEC rules requiring public companies to recover excess incentive-based compensation from current and former executive officers in the event of an accounting restatement. Consistent with the requirements, this policy requires that if we are required to prepare an accounting restatement due to our material noncompliance with financial reporting requirements, we must clawback from certain officers any incentive-based compensation received by them after October 2, 2023 and during the applicable covered period (which generally includes the three completed fiscal years prior to the restatement date) that was in excess of what they would have received had their incentive compensation been determined based on the restated amounts.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Under Section 162(m) of the Internal Code ("Section 162(m)"), compensation paid to each of our "covered employees" that exceeds $1 million per taxable year is generally non-deductible. Although our compensation committee will continue to consider tax implications as one factor in determining executive compensation, it also looks at other factors in making its decisions and retains the flexibility to provide compensation for our executive officers in a manner consistent with the goals of our executive compensation program and the best interests of our stockholders, which may include providing for compensation that is not deductible by us due to the deduction limit under Section 162(m).

Taxation of "Parachute" Payments

Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of our company that exceeds certain prescribed limits, and that our company (or a successor) may forfeit a deduction on the amounts subject to this additional tax. We have not agreed to provide any executive officer, including any named executive officer, with a "gross-up" or other reimbursement payment for any tax liability that the executive officer might owe as a result of the application of Sections 280G or 4999 of the Code.

Section 409A of the Internal Revenue Code

Section 409A of the Code imposes additional significant taxes in the event that an executive officer, director or service provider receives "deferred compensation" that does not satisfy the requirements of Section 409A of the Code. Although we do not maintain a traditional nonqualified deferred compensation plan for our executive officers, Section 409A of the Code does apply to certain severance arrangements, bonus arrangements and equity awards, and we have structured all such arrangements and awards in a manner to either avoid or comply with the applicable requirements of Section 409A of the Code. For our non-employee directors, we provide a Non-Employee Directors' Deferred Compensation Program, which has been structured to comply with the applicable requirements of Section 409A of the Code.

Accounting for Stock-Based Compensation

We follow the Financial Accounting Standard Board's Accounting Standards Codification Topic 718 ("FASB ASC Topic 718") for our stock-based compensation awards. FASB ASC Topic 718 requires us to measure the compensation expense for all share-based payment awards made to our employees and non-employee members of our board of directors, including options to purchase shares of our common stock and other stock awards, based on the grant date fair value of these awards. This cost is recognized as an expense following the straight-line attribution method over the requisite service period. This calculation is performed for accounting purposes and reported in the executive compensation tables required by the federal securities laws, even though the recipient of the awards may never realize any value from such awards.



Compensation and Talent Management Committee Report

Our compensation and talent management committee has reviewed and discussed the section titled "Compensation Discussion and Analysis" with management. Based on such review and discussion, our compensation and talent management committee has recommended to the board of directors that the section titled "Compensation Discussion and Analysis" be included in this proxy statement and incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Respectfully submitted by the members of our compensation and talent management committee of the board of directors:

Compensation and Talent Management Committee

Jeffrey Immelt (Chair)
Jeff Epstein
Miyuki Suzuki

Executive Compensation Tables

Summary Compensation Table

The following table provides information regarding the total compensation, for services rendered in all capacities, that was paid to or earned by our named executive officers during 2021, 2022 and 2023.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)[3]	Total ($)
Jeff Lawson[4] *Former Chief Executive Officer and Board Chair*	2023	74,918	—	—	—	—	1,941	76,859
	2022	134,000	—	49,228,812	—	—	14,657	49,377,469
	2021	133,990	—	6,926,889	7,000,586	—	564,280	14,625,745
Aidan Viggiano[5] *Chief Financial Officer*	2023	793,462	—	11,946,693[6]	—	2,750,000	9,900	15,500,055
Khozema Shipchandler[7] *Chief Executive Officer and Former President, Twilio Communications*	2023	1,100,000	—	10,010,679	—	3,000,000	9,900	14,120,579
	2022	1,100,000	—	28,552,689	—	—	8,304	29,660,993
	2021	744,362	—	5,909,608	6,021,278	—	8,700	12,683,948
Dana Wagner *Chief Legal Officer, Chief Compliance Officer and Corporate Secretary*	2023	600,000	—	5,005,406	—	1,500,000	9,900	7,115,306
	2022	600,000	—	25,552,061	—	—	9,150	26,161,211
	2021	11,538	250,000	—	—	—	—	261,569
Elena Donio[8] *Former President, Twilio Data & Applications*	2023	1,000,000	—	10,010,679	—	3,000,000	9,900	14,020,579
	2022	665,385	—	25,451,960	8,467,018	—	63,559	34,647,922

(1) The amounts reported in this column represent the aggregate grant date fair value of RSUs awarded to the named executive officers in 2021, 2022 and 2023, and PSUs awarded to the named executive officers in 2022, calculated in accordance with FASB ASC Topic 718. Such aggregate grant date fair values do not take into account any estimated forfeitures related to service-vesting conditions. These amounts do not reflect the actual economic value that may be realized from such awards. The amounts reported for the RSUs were calculated using the closing price of our common stock on the date of grant. The amounts reported for the PSUs assume the probable outcome of the applicable performance conditions on the date of grant (i.e., based on 100% of target level performance) and are estimated using the closing price of our common stock on the date of grant. The valuation assumptions used in determining such amounts are described in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on February 27, 2024. If the PSUs were instead valued based on the maximum outcome of the applicable performance conditions, the grant date fair value of the PSUs granted in this column for 2022 would be as follows: Mr. Lawson: $74,827,768; Mr. Shipchandler: $43,321,190; and Mr. Wagner: $19,691,651. Ms. Donio did not receive a PSU award.

(2) The amounts reported in this column represent the aggregate grant date fair value of stock options granted in the applicable year computed in accordance with calculated in accordance with FASB ASC Topic 718. These amounts do not reflect the actual economic value that may be realized from such awards. The valuation assumptions used in determining such amounts are described in the Notes to our Consolidated Financial Statements included in our Annual Report on Form 10-K filed with the SEC on February 27, 2024.

(3) The amounts reported in this column for 2023 represent matching contributions to each of our named executive officers' 401(k) retirement plan accounts.

(4) Mr. Lawson stepped down as our Chief Executive Officer and board chair effective January 8, 2024, and his employment with the Company ended on January 12, 2024.

(5) Ms. Viggiano served as Senior Vice President of Finance from 2021 until March 1, 2023, at which time she became our Chief Financial Officer. The table reflects an increase in Ms. Viggiano's base salary and additional equity awards issued in connection with her appointment as Chief Financial Officer in March 2023.

(6) This amount includes one-time equity awards issued in March 2023 in connection with Ms. Viggiano's appointment as Chief Financial Officer consisting of RSUs with a grant date fair value of $2,770,291.

(7) Mr. Shipchandler served as Chief Financial Officer from 2018 to 2021, Chief Operating Officer from October 27, 2021 until March 1, 2023, and President, Twilio Communications from March 1, 2023 until his appointment as Chief Executive Officer effective January 8, 2024. The table reflects an increase in Mr. Shipchandler's base salary and additional equity awards issued in connection with his appointment as Chief Operating Officer in October 2021.

(8) Ms. Donio was appointed as our President of Revenue effective May 4, 2022 (after stepping down from our board of directors on April 29, 2022) and served as our President of Revenue until March 1, 2023, at which time she became our President, Twilio Data & Applications. Ms. Donio stepped down from her role as President, Twilio Data & Applications effective December 15, 2023, after which she remained employed in an advisory role until March 31, 2024. The table reflects salary amounts for 2022 for Ms. Donio that are prorated based on the number of days in 2022 during which she was employed by us and additional equity awards issued in June 2022 in connection with her appointment as President of Revenue. All of Ms. Donio's compensation for 2022 relating to her service as a director is set forth in the "All Other Compensation" column.

Grants of Plan-Based Awards Table

The following table sets forth certain information with respect to all plan-based awards granted to our named executive officers during 2023.

Name	Type of Award	Grant Date	Board Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock or Units (#)[2]	Grant Date Fair Value of Stock Awards ($)[3]
				Threshold ($)	Target ($)	Maximum ($)		
Aidan Viggiano	Annual RSUs (Four-Year)	2/22/2023	2/22/2023	—	—	—	92,789	6,117,579
	Annual RSUs (One-Year)	2/22/2023	2/22/2023	—	—	—	46,395	3,058,822
	Performance-Based Cash	2/22/2023	2/22/2023	1,375,000	2,750,000	2,750,000	—	—
	Promotional RSUs	3/20/2023	3/15/2023	—	—	—	44,268	2,770,291
Khozema Shipchandler	Annual RSUs (Four-Year)	2/22/2023	2/22/2023	—	—	—	101,225	6,673,764
	Annual RSUs (One-Year)	2/22/2023	2/22/2023	—	—	—	50,613	3,336,915
	Performance-Based Cash	2/22/2023	2/22/2023	1,500,000	3,000,000	3,000,000	—	—
Dana Wagner	Annual RSUs (Four-Year)	2/22/2023	2/22/2023	—	—	—	50,613	3,336,915
	Annual RSUs (One-Year)	2/22/2023	2/22/2023	—	—	—	25,307	1,668,491
	Performance-Based Cash	2/22/2023	2/22/2023	750,000	1,500,000	1,500,000	—	—
Elena Donio	Annual RSUs (Four-Year)	2/22/2023	2/22/2023	—	—	—	101,225	6,673,764
	Annual RSUs (One-Year)	2/22/2023	2/22/2023	—	—	—	50,613	3,336,915
	Performance-Based Cash	2/22/2023	2/22/2023	1,500,000	3,000,000	3,000,000	—	—

(1) The amounts reported in this column reflect the 2023 performance-based cash awards, which were granted under the 2016 Plan. For a description of the performance-based cash awards, including information on the threshold, target, maximum and actual award level achievement, as well as descriptions of the performance goals, see the section titled "Executive Compensation—Compensation Discussion and Analysis—Individual Compensation Elements—Annual Cash Incentives—2023 Performance-Based Cash Awards."

(2) For Ms. Donio and Messrs. Shipchandler and Wagner, the amounts reported in this column reflect the 2023 Annual RSUs, which were granted under the 2016 Plan. For Ms. Viggiano, the amounts reported in this column also reflect Ms. Viggiano's promotional equity award, granted under the 2016 Plan to Ms. Viggiano in March 2023 connection with her appointment as Chief Financial Officer, as described in the section titled "Executive Compensation—Compensation Discussion and Analysis—Individual Compensation Elements—2023 Additional Executive Officer Promotional Award."

(3) The amounts reported in this column represent the aggregate grant date fair value of the RSUs granted to the named executive officers in 2023, calculated in accordance with FASB ASC Topic 718. Assumptions underlying the valuations are set forth in footnote 1 to the Summary Compensation Table above. These amounts do not reflect the actual economic value that may be realized from such awards.

twilio

Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2023. Except as described below, all stock options and RSUs are subject to certain vesting acceleration provisions as provided in the applicable Executive Severance Plan, and PSUs are subject to certain vesting acceleration provisions as provided in the applicable grant agreement. See the section titled "—Potential Payments Upon Termination or Change in Control" below for information regarding the impact of certain employment termination scenarios or a change in control on outstanding equity awards.

| Name | Grant Date | Option Awards[1][2] | | | | Stock Awards[1][2] | | | |
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)[3]	Option Expiration Date	Number Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Jeff Lawson	12/31/2015[5]	316,667	—	10.09	12/30/2025	—	—	—	—
	2/10/2017[5]	163,890	—	31.96	2/9/2027	—	—	—	—
	2/20/2018[5]	203,589	—	33.01	2/19/2028	—	—	—	—
	1/31/2019[5]	110,697	—	111.32	1/30/2029	—	—	—	—
	2/22/2020[5]	114,767	—	117.94	2/21/2030	—	—	—	—
	2/25/2021[6]	22,526	11,606	377.59	2/24/2031	—	—	—	—
	2/25/2021[7]	—	—	—	—	6,238	473,277	—	—
	3/21/2022[8]	—	—	—	—	50,280	3,814,744	—	—
	3/21/2022[9]	—	—	—	—	—	—	158,427	12,019,856
Aidan Viggiano	2/20/2020[10]	3,794	272	126.71	2/20/2030	—	—	—	—
	2/20/2020[11]	—	—	—	—	202	15,326	—	—
	4/20/2021[12]	1,483	569	367.65	4/20/2031	—	—	—	—
	4/20/2021[13]	—	—	—	—	354	26,858	—	—
	11/11/2021[14]	—	—	—	—	5,764	437,315	—	—
	11/22/2021[15]	—	—	—	—	1,848	140,208	—	—
	3/21/2022[8]	—	—	—	—	8,380	635,791	—	—
	3/21/2022[9]	—	—	—	—	—	—	29,185	2,214,266
	2/22/2023[16]	—	—	—	—	92,789	7,039,901	—	—
	3/20/2023[17]	—	—	—	—	38,734	2,938,749	—	—
Khozema Shipchandler	11/01/2018[5]	35,418	—	76.63	10/31/2028	—	—	—	—
	2/22/2020[5]	44,158	—	117.94	2/21/2030	—	—	—	—
	2/25/2021[6]	11,964	6,162	377.59	2/24/2031	—	—	—	—
	2/25/2021[7]	—	—	—	—	3,314	251,433	—	—
	11/11/2021[18]	4,476	9,089	298.00	11/11/2031	—	—	—	—
	11/11/2021[19]	—	—	—	—	5,017	380,640	—	—
	3/21/2022[8]	—	—	—	—	29,329	2,225,191	—	—
	3/21/2022[9]	—	—	—	—	—	—	91,721	6,958,872
	2/22/2023[16]	—	—	—	—	101,225	7,679,941	—	—
Dana Wagner	1/20/2022[20]	—	—	—	—	32,961	2,500,751	—	—
	3/21/2022[8]	—	—	—	—	12,570	953,686	—	—
	3/21/2022[9]	—	—	—	—	—	—	41,692	3,163,172
	2/22/2023[16]	—	—	—	—	50,613	3,840,008	—	—
Elena Donio	6/21/2022[21]	62,680	104,470	85.17	6/21/2032	—	—	—	—
	6/21/2022[22]	—	—	—	—	186,351	14,138,450	—	—
	2/22/2023[16]	—	—	—	—	101,225	7,679,941	—	—

(1) Equity awards granted prior to June 21, 2016 were granted pursuant to our 2008 Stock Option Plan (as amended and restated, the "2008 Plan"). Each stock option under the 2008 Plan is immediately exercisable. Equity awards granted on or after June 21, 2016 were granted pursuant to our 2016 Plan.

(2) Unless otherwise described in the footnotes below, the vesting of each equity award on a vesting date is subject to the applicable named executive officer's continued employment with us through such vesting date.

(3) This column represents the fair market value of a share of our common stock on the date of the grant, as determined by the administrator of our 2008 Plan or 2016 Plan, as applicable.

(4) The market values of the unvested RSUs and unearned PSUs are calculated by multiplying the number of unvested or unearned units, respectively, by the closing price of our common stock, as reported on the NYSE, of $75.87 per share on December 29, 2023 (the last trading day of 2023).

(5) The shares subject to the stock option are fully vested.

(6) The shares subject to the stock option vest as follows: 33% of the shares subject to the stock option vest in equal quarterly installments between the first and second anniversaries of December 31, 2020, 33% of the shares subject to the stock option vest in equal quarterly installments between the second and third anniversaries of December 31, 2020 and 34% of the shares subject to the stock option vest in equal quarterly installments between the third and fourth anniversaries of December 31, 2020. In connection with the termination of Mr. Lawson's employment as of January 12, 2024, all unvested stock options held by Mr. Lawson as of that date vested.

(7) The RSUs vest as follows: 33% of the RSUs vest in equal quarterly installments between the first and second anniversaries of December 31, 2020, 33% of the RSUs vest in equal quarterly installments between the second and third anniversaries of December 31, 2020 and 34% of the RSUs vest in equal quarterly installments between the third and fourth anniversaries of December 31, 2020. In connection with the termination of Mr. Lawson's employment as of January 12, 2024, all unvested RSUs held by Mr. Lawson as of that date vested.

(8) The RSUs vest as follows: 33% of the RSUs vest in equal quarterly installments between the first and second anniversaries of January 1, 2022, 33% of the RSUs vest in equal quarterly installments between the second and third anniversaries of January 1, 2022, and 34% of the RSUs vest in equal quarterly installments between the third and fourth anniversaries of January 1, 2022. In connection with the termination of Mr. Lawson's employment as of January 12, 2024, all unvested RSUs held by Mr. Lawson as of that date vested.

(9) The PSUs vest in three tranches subject to the achievement of certain performance metrics for 2022, 2023 and 2024. The 2023 and 2024 tranches are eligible to vest if both (i) the minimum organic revenue growth threshold and (ii) the non-GAAP income from operations threshold are achieved for 2023 and 2024, respectively. Vesting of these PSUs will range up to 100% above the target based on levels of performance. On February 16, 2024, none of the 2023 tranche of PSUs subject to these awards were deemed earned and vested based on our performance for 2023. As a result, the following number of PSUs were outstanding as of December 31, 2023 but were forfeited on February 16, 2024 based on our performance for 2023: 14,592 of these PSUs for Ms. Viggiano, 45,860 of these PSUs for Mr. Shipchandler, and 20,846 of these PSUs for Mr. Wagner. In connection with the termination of Mr. Lawson's employment as of January 12, 2024, all unvested PSUs held by Mr. Lawson as of that date were forfeited to us.

(10) The shares subject to the stock option vest as follows: 1/48th of the shares subject to the stock option vest on March 15, 2020, and the remaining shares subject to the stock option vest monthly over the next 47 months on the 15th day of the month.

(11) The RSUs vest as follows: 1/16th of the RSUs vest on May 15, 2020, and 1/16th of the RSUs vest quarterly for the next 15 quarters on February 15, May 15, August 15 and November 15.

(12) The shares subject to this option vest as follows: 1/16th of the shares subject to the stock option vest on May 15, 2021, and the remaining shares subject to the stock option vest monthly through January 15, 2025 on the 15th day of the month.

(13) The RSUs vest as follows: 1/16th of the RSUs vest on May 15, 2021, and 1/16th of the RSUs vest quarterly for the next 15 quarters on February 15, May 15, August 15 and November 15.

(14) The RSUs vest as follows: 1/16th of the RSUs vest on November 20, 2021, and 1/16th of the RSUs vest quarterly for the next 15 quarters on February 15, May 15, August 15 and November 15.

(15) The RSUs vest as follows: 1/16th of the RSUs vest on February 15, 2022, and 1/16th of the RSUs vest quarterly for the next 15 quarters on February 15, May 15, August 15 and November 15.

(16) The RSUs vest as follows: 33% of the RSUs vest in equal quarterly installments between the first and second anniversaries of January 1, 2023, 33% of the RSUs vest in equal quarterly installments between the second and third anniversaries of January 1, 2023, and 34% of the RSUs vest in equal quarterly installments between the third and fourth anniversaries of January 1, 2023.

(17) The RSUs vest as follows: 1/16th of the RSUs vest on August 15, 2023, and 1/16th of the RSUs vest quarterly for the next 15 quarters on February 15, May 15, August 15 and November 15.

(18) The shares subject to the stock option vest as follows: 33% of the shares subject to the stock option vest in equal quarterly installments between the first and second anniversaries of December 31, 2021, 33% of the shares subject to the stock option vest in equal quarterly installments between the second and third anniversaries of December 31, 2021 and 34% of the shares subject to the stock option vest in equal quarterly installments between the third and fourth anniversaries of December 31, 2021.

(19) The RSUs vest as follows: 33% of the RSUs vest in equal quarterly installments between the first and second anniversaries of December 31, 2021, 33% of the RSUs vest in equal quarterly installments between the second and third anniversaries of December 31, 2021 and 34% of the RSUs vest in equal quarterly installments between the third and fourth anniversaries of December 31, 2021.

(20) The RSUs vest as follows: 29.17% of the RSUs vest on February 15, 2023 and the remaining RSUs vest quarterly over the next eleven quarters on February 15, May 15, August 15 and November 15, with a final vesting of 2.08% of the RSUs on February 15, 2026.

(21) The shares subject to the stock option vest as follows: 1/48th of the shares subject to the stock option vest on July 21, 2022, and the remaining shares subject to the stock option vest monthly over the next 47 months on the 21st day of the month.

(22) The RSUs vest as follows: 1/16th of the RSUs vest on August 15, 2022, and 1/16th of the RSUs vest quarterly for the next 15 quarters on February 15, May 15, August 15 and November 15.

Option Exercises and Stock Vested Table

The following table presents, for each of our named executive officers, the shares of our common stock that were acquired upon the exercise of stock options and vesting of RSUs and PSUs and the related value realized during 2023.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Jeff Lawson	—	—	128,309	8,471,120
Aidan Viggiano	—	—	79,090	5,142,449
Khozema Shipchandler	—	—	125,869	8,317,305
Elena Donio	—	—	125,153	7,761,629
Dana Wagner	—	—	67,853	4,374,418

(1)   The aggregate value realized upon the vesting and settlement of the RSUs and PSUs represents the aggregate market price of the shares of our common stock that vested on the date of settlement.

Employment Agreements or Offer Letters with Named Executive Officers

We have entered into employment offer letters or promotion letters with each of our named executive officers, except Mr. Lawson, in connection with his or her employment with us that provide for, among other things, annual base salary and grants of equity awards. For a summary of the material terms and conditions of these arrangements, as well as an estimate of the potential payments and/or benefits payable to our named executive officers under these arrangements, see the description below and the section titled "—Potential Payments Upon Termination or Change in Control" below.

Jeff Lawson

We have not entered into an employment offer letter or employment agreement with Mr. Lawson. See "—Potential Payments Upon Termination or Change in Control" below for a description of the separation agreement entered into with Mr. Lawson in connection with the CEO Transition. Mr. Lawson's service as our Chief Executive Officer terminated effective January 8, 2024, and his employment with the Company terminated on January 12, 2024.

Aidan Viggiano

On February 10, 2023, we entered into a new employment offer letter with Ms. Viggiano in connection with Ms. Viggiano's appointment as Chief Financial Officer. The employment offer letter provided for Ms. Viggiano's continued "at-will" employment and set forth her initial annual base salary and an initial stock RSU grant, which was granted in March 2023, as well as her eligibility to participate in our benefit plans generally. Ms. Viggiano is subject to our standard employment, confidential information, invention assignment and arbitration agreement. The employment offer letter superseded the previous employment offer letter we entered into with Ms. Viggiano on June 21, 2019 in connection with her initial employment as Vice President of Corporate Finance.

Khozema Shipchandler

On January 7, 2024, we entered into an employment agreement with Mr. Shipchandler in connection with his employment as Chief Executive Officer in connection with the CEO Transition. The employment agreement provides for Mr. Shipchandler's "at-will" employment and sets forth his initial annual base salary, target bonus opportunity and RSU and PSU grants, as well as his eligibility to participate in our benefit plans generally. Mr. Shipchandler is subject to our standard employment, confidential information, invention assignment and arbitration agreement. The employment agreement superseded the previous employment offer letter we entered into with Mr. Shipchandler on August 22, 2018 in connection with his employment as Chief Financial Officer.

Dana Wagner

On October 5, 2021, we entered into an employment offer letter with Mr. Wagner, who currently serves as our Chief Legal Officer, Chief Compliance Officer and Corporate Secretary. The employment offer letter provided for Mr. Wagner's "at-will" employment and set forth his initial annual base salary, sign-on bonus, and an initial RSU award, as well as his eligibility to participate in our benefit plans generally. Mr. Wagner is subject to our standard employment, confidential information, invention assignment and arbitration agreement.

Elena Donio

On April 29, 2022, we entered into an employment offer letter with Ms. Donio, who served as our President of Revenue until March 1, 2023, at which time she became our President, Twilio Data & Applications. The employment offer letter provided for Ms. Donio's "at-will" employment and set forth her initial annual base salary, an initial stock option and RSU award, as well as her eligibility to participate in our benefit plans generally. Ms. Donio is subject to our standard employment, confidential information, invention assignment and arbitration agreement. Ms. Donio's service as our President, Twilio Data & Applications terminated effective December 15, 2023, after which she remained employed in an advisory role until March 31, 2024.

Potential Payments Upon Termination or Change in Control

Executive Severance Plans

In early 2023, we maintained three separate executive severance plans–the Chief Executive Officer Severance Plan, the Key Executive Severance Plan and the VP Severance Plan. In February 2023, we amended the Chief Executive Officer Severance Plan (as amended, the "Amended Chief Executive Officer Severance Plan") and adopted a fourth separate executive severance plan, the Senior Executive Severance Plan (the Amended Chief Executive Officer Severance Plan and the Senior Executive Severance Plan together, the "Executive Severance Plans"). We do not provide for any severance or change in control payments or benefits in our named executive officers' employment offer letters.

Following the amendment of the Chief Executive Officer Severance Plan and the adoption of the Senior Executive Severance Plan in February 2023, our Chief Executive Officer participates in the Amended Chief Executive Officer Severance Plan and each of our current named executive officers (other than our Chief Executive Officer), participates in the Senior Executive Severance Plan, as further described below. The Executive Severance Plans provide for certain payments and benefits in the event of a termination of employment, including an involuntary termination of employment in connection with a change in control of our company.

The Executive Severance Plans provide that upon a termination of employment by us for any reason other than for "cause" (as defined in the applicable plan), death or disability outside of the change in control period (i.e., the period beginning three months prior to and ending 12 months after, a "change in control," as defined in the applicable plan), an eligible participant will be entitled to receive, subject to the execution and delivery of an effective release of claims in our favor, (i) a lump sum cash payment equal to 18 months of base salary for our Chief Executive Officer and 12 months of base salary for our other named executive officers (in each case, utilizing the higher of the annual base salary in effect immediately prior to termination or for the preceding fiscal year), and (ii) a monthly cash payment for up to 18 months for our Chief Executive Officer and up to 12 months for our other named executive officers equal to the monthly contribution we would have made to provide health insurance to the named executive officer if he or she had remained employed by us. Pursuant to the Executive Severance Plans, our Chief Executive Officer and other named executive officers are also entitled to such benefits upon a resignation of employment for "good reason" (as defined in the applicable plan) outside of the change in control period. In addition, upon a (i) termination of employment by us other than due to cause, death or disability or (ii) a resignation of employment for "good reason", in each case, outside of the change in control period, our Chief Executive Officer will be entitled to 12 months of acceleration of vesting for outstanding and unvested time-based equity awards.

The Executive Severance Plans provide that upon a (i) termination of employment by us other than due to cause, death or disability or (ii) a resignation of employment for "good reason" (as defined in the applicable plan), in each case, within the change in control period, an eligible participant will be entitled to receive, in lieu of the payments and benefits above and subject to the execution and delivery of an effective release of claims in our favor, (1) a lump sum cash payment equal to 24 months of base salary for our Chief Executive Officer and 18 months of base salary for our other named executive officers (in each case, utilizing the higher of the annual base salary in effect immediately prior to termination or for the preceding fiscal year), (2) a monthly cash payment for up to 24 months for our Chief Executive Officer and up to 18 months for our other named executive officers equal to the monthly contribution we would have made to provide health insurance to the named executive

officer if he or she had remained employed by us, and (3) full accelerated vesting of all outstanding and unvested equity awards held by our named executive officers; provided, that the performance conditions applicable to any stock-based awards subject to performance conditions will be deemed satisfied at the target level specified in the terms of the applicable award agreement.

The payments and benefits provided under the severance plans in connection with a change in control may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Code. These payments and benefits may also subject an eligible participant, including the named executive officers, to an excise tax under Section 4999 of the Code. If the payments or benefits payable to an eligible participant in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to him or her.

Other Change in Control Arrangements

The 2022 PSU grant agreement for each named executive officer provides that, upon a Sale Event (as defined in the 2016 Plan), (i) each then-outstanding PSU associated with the fiscal year in which the Sale Event occurs shall vest based on the higher of (1) the target level of performance or (2) the actual level of performance as of the Sale Event, as determined in the sole discretion of the compensation committee, and (ii) all PSUs with respect to such fiscal year that do not vest based on such calculation, and all PSUs with respect to any fiscal year that has not yet commenced as of the Sale Event, shall be forfeited without payment.

The 2023 Performance-Based Cash Award agreement for our non-Chief Executive Officer named executive officers provides that, upon a Sale Event (as defined in the 2016 Plan) where the performance-based cash award was not assumed, continued or substituted (a "Non-Assumption Sale Event"), 100% of the cash payment would vest and become payable. In the event of a Sale Event other than a Non-Assumption Sale Event, the amount of the cash payment would be calculated based on actual performance through the last day of our 2023 fiscal year, provided, however, that if prior to that date, the recipient's employment were to be terminated (i) by us for any reason other than "cause" (as defined in the Senior Executive Severance Plan), death or disability or (ii) by the recipient for "good reason" (as defined in the Senior Executive Severance Plan), and the termination were to occur during the "change in control period" (as defined in the Senior Executive Severance Plan), then, subject to the execution and delivery of an effective release of claims in our favor, the recipient would receive 100% of the cash payment.

In connection with the CEO Transition, we entered into a separation agreement with Mr. Lawson dated January 7, 2024 (the "Lawson Separation Agreement"). The Lawson Separation Agreement contains a customary release of claims and as consideration for the agreement provides that Mr. Lawson will (1) receive a lump sum cash payment equal to $99,840, (2) have his outstanding and unvested equity awards covering 68,124 shares of common stock that are subject to time-based vesting immediately vest in full and, if applicable, become exercisable as to 100% of those awards, (3) receive an extension of the exercise period of his vested stock options until the earliest to occur of: (i) the three-year anniversary of his separation date, (ii) the applicable expiration date of the applicable stock option, or (iii) such earlier date as provided or permitted under the applicable equity plan, and (4) be eligible for cash payment equal to 18 months of the employer portion of Mr. Lawson's monthly COBRA premiums. Based on the closing market price of our stock on January 12, 2024, the effective date of the acceleration, the estimated value of Mr. Lawson's equity acceleration is equal to $4,137,683. Based on the COBRA premium in effect as of Mr. Lawson's termination of employment, and assuming Mr. Lawson's election of and continued eligibility for COBRA participation, the estimated value of Mr. Lawson's COBRA payments is $45,949. In determining the benefits and payments to be paid to Mr. Lawson pursuant to the Lawson Separation Agreement, our compensation committee intended to provide a reasonable and balanced outcome for Mr. Lawson as well as our stockholders to facilitate an effective transition.

The following table presents information concerning estimated payments and benefits that would be provided in the circumstances described above for each of the named executive officers who were serving as named executive officers as of the end of 2023 under the Executive Severance Plans and award agreements described above, as applicable.

The payments and benefits set forth below are estimated assuming that the termination or change in control event occurred on the last business day of 2023 using the closing market price of our stock on that date. Actual payments and benefits could be different if such events were to occur on any other date or at any other price or if any other assumptions are used to estimate potential payments and benefits.

Name	Payment Elements	Qualifying Termination Not in Connection with a Change in Control ($)[1]	Qualifying Termination in Connection with a Change in Control ($)[2]	Change in Control without Termination of Employment ($)
Jeff Lawson	Salary	201,000[5]	268,000[6]	—
	Equity Acceleration[3][4]	2,352,122[7]	16,307,877[8]	6,009,890[9]
	Continued Benefits	31,077[10]	41,436[11]	—
	Total	2,584,199	16,617,313	6,009,890
Aidan Viggiano	Salary	850,000[12]	1,275,000[13]	—
	Equity Acceleration[3][4]	—	13,448,413[8]	1,107,095[9]
	Continued Benefits	19,886[14]	29,829[10]	—
	Performance-Based Cash	—	2,750,000[15]	—
	Total	869,886	17,503,242	1,107,095
Khozema Shipchandler[16]	Salary	1,100,000[12]	1,650,000[13]	—
	Equity Acceleration[3][4]	—	17,496,077[8]	3,479,398[9]
	Continued Benefits	19,886[14]	29,829[10]	—
	Performance-Based Cash	—	3,000,000[15]	—
	Total	1,119,886	22,175,906	3,479,398
Dana Wagner	Salary	600,000[12]	900,000[13]	—
	Equity Acceleration[3][4]	—	10,457,617[8]	1,581,586[9]
	Continued Benefits	8,041[14]	12,062[10]	—
	Performance-Based Cash	—	1,500,000[15]	—
	Total	608,041	12,869,679	1,581,586
Elena Donio	Salary	1,000,000[12]	1,500,000[13]	—
	Equity Acceleration[3][4]	—	21,818,391[8]	
	Continued Benefits	19,886[14]	29,829[10]	—
	Performance-Based Cash	—	3,000,000[15]	—
	Total	1,019,886	26,348,220	—

(1) A "qualifying termination" means a termination other than due to cause, death or disability (or a resignation for good reason) and "not in connection with a change in control" means outside of the change in control period.

(2) A "qualifying termination" means a termination other than due to cause, death or disability or a resignation for good reason and "in connection with a change in control" means within the change in control period. Assumes that in connection with the change in control, outstanding equity awards and the 2023 performance-based cash awards would have otherwise been assumed, substituted or continued by the successor entity.

(3) Represents the market value of the shares underlying the stock options, RSUs and PSUs as of December 31, 2023, based on the closing price of our common stock, as reported on the NYSE, of $75.87 per share on December 29, 2023 (the last trading day of 2023).

(4)   See "—Other Compensation Policies and Practices—Death Equity Acceleration Policy" which discusses the treatment of equity awards upon the termination due to death of an employee's or non-employee director's employment or other service relationship with us or any of our subsidiaries.

(5)   Represents 18 months of our Chief Executive Officer's 2022 annual base salary.

(6)   Represents 24 months of our Chief Executive Officer's 2022 annual base salary.

(7)   Represents 12 months of accelerated vesting for outstanding and unvested time-based equity awards.

(8)   Represents acceleration of vesting of 100% of the total number of shares underlying outstanding and unvested time-based equity awards, and vesting of PSUs for the 2023 and 2024 performance periods based on the target level of performance.

(9)   Represents the vesting of outstanding PSUs for the fiscal year 2023 performance period upon a change in control and assumes such PSUs vest at the target level of performance.

(10)   Represents 18 months of our contribution towards health insurance, based on our actual costs to provide health insurance to the applicable named executive officer immediately prior to termination.

(11)   Represents 24 months of our contribution towards health insurance, based on our actual costs to provide health insurance to our Chief Executive Officer immediately prior to termination.

(12)   Represents 12 months of the applicable named executive officer's 2023 annual base salary as in effect immediately prior to termination.

(13)   Represents 18 months of the applicable named executive officer's 2023 annual base salary as in effect immediately prior to termination.

(14)   Represents 12 months of our contribution toward health insurance, based on our actual costs to provide health insurance to the applicable named executive officer immediately prior to termination.

(15)   Represents 100% of the cash payment for the applicable named executive officer's 2023 performance cash award.

(16)   Represents payments and benefits to which Mr. Shipchandler was entitled as of December 31, 2023 pursuant to the Senior Executive Severance Plan. Following the CEO Transition, Mr. Shipchandler is party to the Amended Chief Executive Officer Severance Plan.

CEO Pay Ratio

Pursuant to SEC rules, we are required to provide information regarding the relationship between the annual total compensation of our Chief Executive Officer, and the annual total compensation of our employees (other than our Chief Executive Officer) for our last completed fiscal year, which ended December 31, 2023:

- the annual total compensation of our median employee was $190,368; and

- the annual total compensation of our Chief Executive Officer as reported in the "Total Compensation" column in the "Summary Compensation Table" included in this proxy statement was $76,859.

Based on this information, for 2023, the ratio of the annual total compensation of our Chief Executive Officer to the annual total compensation of our median employee was 0.4:1. We calculated the annual total compensation for the median employee using the same methodology we used for our named executive officers in our Summary Compensation Table to yield the median annual total compensation disclosed above.

As a result of the decrease in our number of employees from 8,156 employees as of December 31, 2022 to 5,867 employees as of December 31, 2023, we elected to identify a new median employee as of December 31, 2023, which is the last day of our fiscal year. To identify the median employee, we reviewed total direct compensation based on our consistently applied compensation measure, which we calculated as actual salary paid to our employees for 2023, actual cash bonus, performance-based cash awards or sales commission earned by our employees in 2023, and the grant date fair value of equity awards granted to our employees in 2023. We used December 31, 2023 to determine our employee population. In determining this population, we included all worldwide full-time and part-time employees other than our Chief Executive Officer. For employees paid in other than U.S. dollars, we converted their compensation to U.S. dollars using the exchange rates used by us for various purposes in effect on December 31, 2023 and did not make any cost-of-living adjustments to such compensation. We did not annualize total direct compensation for employees employed by us for less than the full fiscal year. Using our consistently applied compensation measure, we identified a median employee who is a full-time U.S.-based salaried employee.

The SEC's rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. We believe our methodologies are reasonable and best reflect how we view these metrics. However, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of our company. For further information concerning our variable pay-for-performance philosophy and how we align executive compensation with our company's performance, refer to "Executive Compensation—Compensation Discussion and Analysis."

In determining the "compensation actually paid" to our named executive officers (our "NEOs"), we are required to make various adjustments to amounts that have been previously reported in the Summary Compensation Table in each such previous year, as the valuation methods for this disclosure under Item 402(v) differ from those required in reporting the compensation information in the Summary Compensation Table. For our NEOs other than our principal executive officer (our "PEO"), compensation is reported as an average.

| | | | | | Value of Initial Fixed $100 Investment Based On: | | | |
Year	Summary Compensation Table Total for PEO[1]	Compensation Actually Paid to PEO[2]	Average Summary Compensation Table Total for Non-PEO NEOs[3]	Average Compensation Actually Paid to Non-PEO NEOs[4]	Total Shareholder Return[5]	Peer Group Total Shareholder Return[6]	Net Income (Loss) (millions)[7]	Non-GAAP Income from Operations (millions)[8]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2023	$ 76,859	$ 2,493,698	$12,689,130	$16,376,998	$ 77	$219	($1,015)	$533.0
2022	$49,377,469	($ 19,994,765)	$29,982,991	($ 1,557,065)	$ 50	$139	($1,256)	($ 4.5)
2021	$14,625,745	($ 7,753,781)	$14,523,754	($ 2,409,804)	$268	$194	($ 950)	$ 2.5
2020	$13,786,872	$121,274,654	$ 6,839,349	$74,018,467	$344	$144	($ 491)	$ 35.7

(1) Jeff Lawson served as our PEO for the entirety of 2023, 2022, 2021 and 2020. The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Lawson for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation—Executive Compensation Tables—Summary Compensation Table."

(2) The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. Lawson, as computed in accordance with Item 402(v) of Regulation S-K. The company has not paid dividends historically and does not sponsor any pension arrangements; thus no adjustments are made for these items. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Lawson during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Lawson's total compensation for 2023 to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total for PEO	Reported Value of Equity Awards[a]	Equity Award Adjustments[b]	Compensation Actually Paid to PEO
2023	$76,859	—	$2,416,839	$2,493,698

Note that due to rounding, the number shown in the "Compensation Actually Paid to PEO" column may not match the exact number obtained by adding and subtracting the numbers in the prior columns or shown above. Please see the proxy statement filed for use at our 2023 annual meeting and filed with the SEC on April 26, 2023, for the adjustments made to Mr. Lawson's total compensation for each of 2020, 2021 and 2022.

(a) The reported value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for 2023.

(b)   The equity award adjustments for 2023 include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in 2023 that are outstanding and unvested as of the end of 2023; (ii) the amount of change as of the end of 2023 (from the end of 2022) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of 2023; (iii) for awards that are granted and vest in 2023, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in 2023, the amount equal to the change as of the vesting date (from the end of 2022) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during 2023, a deduction for the amount equal to the fair value at the end of 2022; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in 2023 prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for 2023. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Equity Awards Granted in the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Change in Fair Value as of the Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2023	—	($132,725)	—	$2,549,564	—	—	$2,416,839

Please see the proxy statement filed for use at our 2023 annual meeting and filed with the SEC on April 26, 2023, for the equity award adjustments for each of 2020, 2021 and 2022.

(3)   The dollar amounts reported in column (d) represent the average of the amounts reported for our NEOs as a group (other than Mr. Lawson) in the "Total" column of the Summary Compensation Table in each applicable year. Our NEOs included in this calculation for each year are:

- 2023 – Khozema Shipchandler, Elena Donio, Aidan Viggiano and Dana Wagner
- 2022 – Khozema Shipchandler, Elena Donio, Eyal Manor and Dana Wagner
- 2021 – Khozema Shipchandler, Eyal Manor, Marc Boroditsky, Dana Wagner, George Hu and Chee Chew
- 2020 – Khozema Shipchandler, George Hu, Chee Chew and Karyn Smith

(4)   The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the NEOs as a group (other than Mr. Lawson), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (other than Mr. Lawson) during the applicable year. The company has not paid dividends historically and does not sponsor any pension arrangements; thus no adjustments are made for these items. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (other than Mr. Lawson) for 2023 to determine the compensation actually paid, using the same methodology described above in Note 2:

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards	Average Equity Award Adjustments[a]	Average Compensation Actually Paid to Non-PEO NEOs
2023	$12,689,130	($9,243,364)	$12,931,233	$16,376,998

Note that due to rounding, the number shown in the "Average Compensation Actually Paid to Non-PEO NEOs" column may not match the exact number obtained by adding and subtracting the numbers in the prior columns or shown above. Please see the proxy statement filed for use at our 2023 annual meeting and filed with the SEC on April 26, 2023, for the adjustments made to the NEOs as a group (other than Mr. Lawson) total compensation for each of 2020, 2021 and 2022.

(a)   The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Average Year End Fair Value of Equity Awards Granted in the Year	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Change in Fair Value as of the Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Average Equity Award Adjustments
2023	$7,294,635	$1,813,018	$2,945,681	$877,898	—	—	$12,931,233

Please see the proxy statement filed for use at our 2023 annual meeting and filed with the SEC on April 26, 2023, for the equity award adjustments for each of 2020, 2021 and 2022.

(5)   TSR is determined based on the value of an initial fixed investment of $100 in our Class A common stock on December 31, 2019, assuming the reinvestment of any dividends.

(6)   The peer group used for this purpose is the following published industry index: S&P 500 Information Technology Index, which is an industry index reported in our most recent Annual Report on Form 10-K.

(7)   The dollar amounts reported represent the amount of net income reflected in our audited financial statements for the applicable year.

(8) Non-GAAP income from operations is a non-GAAP financial measure. Refer to Appendix B for its definition. While we use numerous financial and non-financial performance measures for the purpose of evaluating performance for our compensation programs, we have determined that non-GAAP income from operations is the financial performance measure that, in our assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the company to link compensation actually paid to our NEOs, for the most recently completed fiscal year, to company performance.

Financial Performance Measures

The following table sets forth an unranked list of the most important financial performance measures used by us to link executive compensation actually paid to our NEOs, for the most recently completed fiscal year, to our performance.

- Non-GAAP income from operations
- Organic revenue growth

We used fewer than three important financial performance measures to link executive compensation actually paid to our NEOs, for the most recently completed fiscal year, to our performance. The list above includes all financial performance measures that were used in 2023 for this purpose.

Non-GAAP income from operations and organic revenue growth are non-GAAP financial measures. See Appendix B for more information.

Relationship between Compensation Actually Paid presented in the Pay versus Performance Table and Other Table Elements

As described in more detail in the section "Executive Compensation—Compensation Discussion and Analysis," our executive compensation program reflects a variable pay-for-performance philosophy. While we utilize several performance measures to align executive compensation with company performance, all of those company measures are not presented in the Pay versus Performance table. Moreover, we generally seek to incentivize long-term performance, and therefore do not specifically align our performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

For purposes of the Pay versus Performance disclosure, we measure our TSR performance against the industry-focused index disclosed in the stock performance graph of our Annual Report on Form 10-K. The comparison assumes $100 was invested in our Class A common stock and in the S&P 500 Information Technology Index for the period starting December 31, 2019 and was held through the end of each year listed in the first table set forth above. All dollar values assume reinvestment of dividends paid by companies, where applicable, included in the S&P 500 Information Technology Index. Historical stock performance is not necessarily indicative of future stock performance.



Compensation Actually Paid vs. TSR

Compensation Actually Paid vs. Net Income



Compensation Actually Paid vs. Non-GAAP Income from Operations



Equity Compensation Plan Information

The following table provides information as of December 31, 2023 with respect to the shares of our common stock that may be issued under our existing equity compensation plans. We will not grant equity awards in the future under any of the equity compensation plans not approved by stockholders included in the table below.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by stockholders[1]	20,264,442[2]	$74.93[3]	28,410,961[4]
Equity compensation plans not approved by stockholders[5]	213,957	$42.97	—
Total	20,478,399	$71.13	28,410,961

(1) Includes the following plans: our 2008 Plan, 2016 Plan, and our ESPP. We no longer make grants subject to our 2008 Plan.

(2) Consists of stock options, RSUs, PSUs and DSUs. The number of PSUs included in this amount for the 2023 and 2024 performance periods reflects the number of shares that would be earned assuming 100% of target level performance. However, in February 2024, upon certification by the compensation committee of performance for the 2023 performance period, no shares were earned, and the actual number of shares that will be issued for the 2024 performance period depends on the performance over the 2024 performance period.

(3) Excludes shares issuable upon vesting of outstanding RSUs, PSUs and DSUs as of December 31, 2023, since they have no exercise price.

(4) As of December 31, 2023, a total of 19,869,260 shares of our common stock were reserved for issuance pursuant to the 2016 Plan. This number includes 3,783,548 shares of our common stock reserved and available for issuance under the SendGrid 2009 Plan, the SendGrid 2012 Plan and the SendGrid 2017 Plan that we assumed, which were approved by the stockholders of SendGrid, but not by a separate vote of our stockholders; such shares became available for issuance under our 2016 Plan, but awards using such shares may not be granted to individuals who were employed, immediately prior to the acquisition, by us or our subsidiaries. The 2016 Plan provides that the number of shares reserved and available for issuance under the 2016 Plan will automatically increase each January 1, beginning on January 1, 2017, by 5% of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee. As of December 31, 2023, a total of 8,541,701 shares of our common stock were available for future issuance pursuant to the ESPP, including shares of our common stock subject to purchase during the current purchase period as of such date, which commenced on November 16, 2023 (the exact number of which will not be known until the purchase date on May 15, 2024). The ESPP provides that the number of shares reserved and available for issuance under the ESPP will automatically increase each January 1, beginning on January 1, 2017, by the lesser of 1,800,000 shares of our common stock, 1% of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee.

(5) Includes shares of our common stock to be issued upon outstanding stock option and RSU awards under the following plans, which awards were assumed in connection with our acquisitions of SendGrid, Segment.io, Inc. ("Segment") and Zipwhip Inc. ("Zipwhip"): SendGrid's Amended and Restated 2009 Equity Incentive Plan, Amended and Restated 2012 Equity Incentive Plan, and Amended and Restated 2017 Equity Incentive Plan; Segment's Fifth Amended and Restated 2013 Stock Option and Grant Plan; and Zipwhip's 2008 Stock Plan and 2018 Equity Incentive Plan. No further grants may be made under any of these plans.



Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information available to us with respect to the beneficial ownership of our capital stock as of March 31, 2024, for:

- each of our named executive officers;

- each of our directors;

- all of our current directors and executive officers as a group; and

- each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable.

We have based our calculation of percentage ownership of our common stock on 177,471,887 shares of our common stock outstanding on March 31, 2024. We have deemed shares of our capital stock subject to stock options that are currently exercisable or exercisable within 60 days of March 31, 2024 to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We have deemed shares of our capital stock subject to RSUs for which the service condition has been satisfied or would be satisfied within 60 days of March 31, 2024 to be outstanding and to be beneficially owned by the person holding the RSUs for the purpose of computing the percentage ownership of that person. However, we did not deem these shares subject to stock options or RSUs outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Twilio Inc., 101 Spear Street, Fifth Floor, San Francisco, California 94105. The information provided in the table is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

	Shares of Common Stock Beneficially Owned	
Name of Beneficial Owner	**#**	**%**
Named Executive Officers and Directors:		
Khozema Shipchandler[1]	189,507	*
Aidan Viggiano[2]	44,967	*
Dana Wagner[3]	50,097	*
Jeff Lawson[4]	6,931,219	3.9%
Elena Donio[5]	198,730	*
Charles Bell	—	—
Byron Deeter[6]	533,113	*
Donna Dubinsky[7]	9,451	*
Jeff Epstein[8]	26,484	*
Jeffrey Immelt	27,231	*
Deval Patrick	2,058	*
Erika Rottenberg[9]	33,612	*

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	
	#	%
Andrew Stafman	—	—
Miyuki Suzuki	8,250	*
All executive officers and directors as a group (13 persons)(10):	8,054,719	4.5%
5% Stockholders:		
The Vanguard Group(11)	17,809,500	10.0%
BlackRock, Inc.(12)	10,512,625	5.9%

*	Represents less than 1%.
(1)	Consists of (i) 90,832 shares of Class A common stock held by Mr. Shipchandler and (ii) 98,675 shares of Class A common stock subject to outstanding options that are exercisable within 60 days of March 31, 2024.
(2)	Consists of (i) 35,307 shares of Class A common stock held by Ms. Viggiano, (ii) 5,768 shares of Class A common stock subject to outstanding options that are exercisable within 60 days of March 31, 2024, and (iii) 3,892 shares of Class A common stock issuable upon the settlement of RSUs that are releasable within 60 days of March 31, 2024.
(3)	Consists of (i) 46,141 shares of Class A common stock held by Mr. Wagner and (ii) 3,956 shares of Class A common stock issuable upon the settlement of RSUs that are releasable within 60 days of March 31, 2024.
(4)	Consists of (i) 4,964,772 shares of Class A common stock held by Mr. Lawson and Erica Freeman Lawson, as trustees of the Lawson Revocable Trust dated 10/2/11, (ii) 1,022,705 shares of Class A common stock held by J.P. Morgan Trust Company, as trustee of the Lawson 2014 Irrevocable Trust dated 12/29/2014, and (iii) 943,742 shares of Class A common stock subject to outstanding options that are exercisable within 60 days of March 31, 2024.
(5)	Consists of (i) 125,604 shares of Class A common stock held by Ms. Donio and (ii) 73,126 shares of Class A common stock subject to outstanding options that are exercisable within 60 days of March 31, 2024.
(6)	Consists of (i) 25,853 shares of Class A common stock held by Mr. Deeter and (ii) 507,260 shares of Class A common stock held by Mr. Deeter and Allison K. Deeter, as trustees of the Deeter Family Trust dated 07/28/2000.
(7)	Consists of 9,451 shares of Class A Common stock held by Ms. Dubinsky, as trustee of the Shustek-Dubinsky Family Trust.
(8)	Consists of 26,484 shares of Class A common stock held by Mr. Epstein, as trustee of the Epstein Family Revocable Trust.
(9)	Consists of 33,612 shares of Class A common stock held of record by Ms. Rottenberg, as trustee of the Erika Rottenberg Revocable Trust dated 1/28/2016.
(10)	Consists of (i) 6,925,560 shares of Class A common stock, (ii) 1,121,311 shares of Class A common stock subject to outstanding stock options that are exercisable within 60 days of March 31, 2024, and (iii) 7,848 shares of Class A common stock issuable upon the settlement of RSUs that are releasable within 60 days of March 31, 2024.
(11)	Based on information reported by The Vanguard Group on Schedule 13G/A filed with the SEC on February 13, 2024. Of the shares of Class A common stock beneficially owned, The Vanguard Group reported that it has sole dispositive power with respect to 17,423,882 shares, shared dispositive power with respect to 385,618 shares and shared voting power with respect to 117,782 shares. The Vanguard Group listed its address as 100 Vanguard Blvd., Malvern, Pennsylvania 19355.
(12)	Based on information reported by BlackRock, Inc. on Schedule 13G/A filed with the SEC on January 29, 2024. Of the shares of Class A common stock beneficially owned, Blackrock, Inc. reported that it has sole dispositive power with respect to 10,512,625 shares and sole voting power with respect to 9,486,684 shares. BlackRock, Inc. listed its address as 50 Hudson Yards, New York, New York 10001.



Procedural Matters

Questions and Answers About the Proxy Materials and Our Annual Meeting

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully.

What matters am I voting on?

You will be voting on:

- the election of the three Class II directors named in the proxy statement to serve until the 2027 annual meeting of stockholders and until their successors are duly elected and qualified;

- a proposal to ratify the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2024;

- a proposal to approve, on a non-binding advisory basis, the compensation of our named executive officers;

- a proposal to indicate, on a non-binding advisory basis, the preferred frequency of future non-binding votes to approve the compensation of our named executive officers;

- a management proposal to amend our certificate of incorporation to declassify the board of directors; and

- such other business as may properly come before the Annual Meeting.

How does the board of directors recommend I vote on these proposals?

Our board of directors recommends a vote:

- "**FOR**" the election of Jeff Epstein, Khozema Shipchandler and Andrew Stafman as Class II directors;

- "**FOR**" the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2024;

- "**FOR**" the approval, on a non-binding advisory basis, of the compensation of our named executive officers, as disclosed in this proxy statement.

- "**ONE YEAR**" with respect to the non-binding, advisory indication of the preferred frequency of future non-binding advisory votes to approve the compensation of our named executive officers;

- "**FOR**" the approval of the management proposal to amend our certificate of incorporation to declassify the board of directors.

Who is entitled to vote?

Our only voting securities outstanding are shares of our Class A common stock, which we also refer to in this proxy statement as our "common stock". On June 28, 2023, each share of our Class B common stock then outstanding automatically converted into one share of our Class A common stock pursuant to the terms of our certificate of incorporation. Following such conversion, no additional shares of Class B common stock have been or will be issued. Holders of our Class A common stock as of the close of business on April 15, 2024, the record date for the Annual Meeting, may vote at the Annual Meeting. As of the record date, there were 174,630,253 shares of our Class A common stock outstanding. Stockholders are not permitted to cumulate votes with respect to the election of directors. Each share of Class A common stock is entitled to one vote on each proposal.

Registered Stockholders. If shares of our common stock are registered directly in your name with our transfer agent, you are considered the stockholder of record with respect to those shares, and the Notice was provided to you directly by us. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote by Internet at the Annual Meeting. Throughout this proxy statement, we refer to these registered stockholders as "stockholders of record."

Street Name Stockholders. If shares of our common stock are held on your behalf in a brokerage account or by a bank or other nominee, you are considered to be the beneficial owner of shares that are held in "street name," and the Notice was forwarded to you by your broker or nominee, who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or other nominee as to how to vote your shares. Beneficial owners are also invited to attend the Annual Meeting. However, since a beneficial owner is not the stockholder of record, you may not vote your shares of our common stock by Internet at the Annual Meeting unless you follow your broker's procedures for obtaining a legal proxy. If you request a printed copy of our proxy materials by mail, your broker, bank or other nominee will provide a voting instruction form for you to use. Throughout this proxy statement, we refer to stockholders who hold their shares through a broker, bank or other nominee as "street name stockholders."

How many votes are needed for approval of each proposal?

- *Proposal No. 1*: Each director is elected by a plurality of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon to be approved. "Plurality" means that the nominees who receive the largest number of "For" votes cast are elected as directors. As a result, any shares not voted "For" a particular nominee (whether as a result of a "Withhold" vote or a broker non-vote) will not be counted in such nominee's favor and will have no effect on the outcome of the election. You may vote "For" or "Withhold" on each of the nominees for election as a director.

- *Proposal No. 2*: The ratification of the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2024 requires the affirmative vote of a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon to be approved. You may vote "For," "Against" or "Abstain" with respect to this proposal. Abstentions are considered shares present and entitled to vote on this proposal, and thus, will have the same effect as a vote "Against" this proposal. This proposal is a "routine" matter under NYSE rules. Therefore, if you hold your shares in street name and do not provide voting instructions to your broker, bank, or other agent that holds your shares, your broker, bank, or other agent has discretionary authority to vote your shares on this proposal.

- *Proposal No. 3*: The approval, on a non-binding advisory basis, of the compensation of our named executive officers requires a majority of the voting power of the shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon. You may vote "For," "Against" or "Abstain" with respect to this proposal. Abstentions are considered shares present and entitled to vote on this proposal, and thus, will have the same effect as a vote "Against" this proposal. Broker non-votes will have no effect on the outcome of this proposal. Since this proposal is an advisory vote, the result will not be binding on our board of directors, our compensation committee, or the Company. The board of directors and our compensation committee will consider the outcome of the vote when determining the compensation of our named executive officers.

- *Proposal No. 4*: The frequency receiving the highest number of votes from the voting power of shares of our common stock present virtually or represented by proxy at the Annual Meeting and entitled to vote thereon will be considered the frequency preferred by the stockholders. You may vote for "One Year", "Two Years", or "Three Years" or "Abstain" with respect to this proposal. Abstentions are considered shares present and entitled to vote on this proposal, and thus, will have the same effect as votes "Against" each of the proposed voting frequencies. Broker non-votes will have no effect on the outcome of this proposal. Since this proposal is an advisory vote, the result will not be binding on our board of directors, our compensation committee, or the Company. The board of directors and our compensation committee will consider the outcome of the vote when determining how often we should submit to stockholders future advisory votes to approve the compensation of our named executive officers.

- *Proposal No. 5*: The approval of a management proposal to amend our certificate of incorporation to declassify the board of directors requires the affirmative vote of at least sixty-six and two-thirds percent (66-2/3%) of the voting

power of the outstanding shares of our common stock. You may vote "For," "Against" or "Abstain" with respect to this proposal. Abstentions and broker non-votes are considered shares present and entitled to vote on this proposal, and thus, will have the same effect as a vote "Against" this proposal.

What is a quorum?

A quorum is the minimum number of shares required to be present at the Annual Meeting to properly hold an annual meeting of stockholders and conduct business under our bylaws and Delaware law. The presence, virtually or by proxy, of the holders of a majority of the voting power of all issued and outstanding shares of our common stock entitled to vote at the Annual Meeting will constitute a quorum at the Annual Meeting. Abstentions, withheld votes and broker non-votes are counted as shares present and entitled to vote for purposes of determining a quorum.

How do I vote?

If you are a stockholder of record, there are four ways to vote:

- by Internet prior to the Annual Meeting at www.proxyvote.com, 24 hours a day, seven days a week, until 8:59 p.m. Pacific Time on June 5, 2024 (have your Notice or proxy card in hand when you visit the website);

- by telephone at 1-800-690-6903, until 8:59 p.m. Pacific Time on June 5, 2024 (have your Notice or proxy card in hand when you call);

- by completing and returning your proxy card by mail prior to 8:59 p.m. Pacific Time on June 5, 2024 (if you received printed proxy materials); or

- by Internet during the Annual Meeting by visiting www.virtualshareholdermeeting.com/TWLO2024 (have your Notice or proxy card in hand when you visit the website).

If you plan to attend the Annual Meeting, we recommend that you also vote by proxy so that your vote will be counted if you later decide not to attend the Annual Meeting.

If you are a street name stockholder, you will receive voting instructions from your broker, bank or other nominee. You must follow the voting instructions provided by your broker, bank or other nominee in order to direct your broker, bank or other nominee on how to vote your shares. Street name stockholders should generally be able to vote by returning a voting instruction form, or by Internet or telephone. However, the availability of Internet and telephone voting will depend on the voting process of your broker, bank or other nominee. As discussed above, if you are a street name stockholder, you may not vote your shares by Internet at the Annual Meeting unless you obtain a legal proxy from your broker, bank or other nominee.

Can I change my vote?

Yes. If you are a stockholder of record, you can change your vote or revoke your proxy any time before the Annual Meeting by:

- entering a new vote by Internet or by telephone;

- completing and returning a later-dated proxy card;

- notifying the Corporate Secretary of Twilio Inc., in writing, at 101 Spear Street, Fifth Floor, San Francisco, California 94105; or

- attending and voting by Internet at the Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

We encourage stockholders to reach out to us by email at legalnotices@twilio.com instead of physical mail to help ensure prompt receipt of any communications related to voting.

If you are a street name stockholder, your broker, bank or other nominee can provide you with instructions on how to change your vote.

Why is Twilio holding the meeting virtually?

We have designed the format of our Annual Meeting to provide stockholders with the same rights and opportunities to vote and participate as they would have at a physical meeting and to provide a consistent experience to all stockholders regardless of location. We are leveraging technology to hold a virtual Annual Meeting that expands convenient access to, and enables participation by, stockholders

from any location around the world. We believe the virtual format encourages attendance and participation by a broader group of stockholders, while also reducing the costs and environmental impact associated with an in-person meeting. You will be able to vote and submit your questions during the meeting at www.virtualshareholdermeeting.com/TWLO2024. Our virtual Annual Meeting will be governed by our rules of conduct and procedures, which will be posted at www.virtualshareholdermeeting.com/TWLO2024 on the date of the Annual Meeting. We have designed the format of the virtual Annual Meeting so that stockholders have the same rights and opportunities to vote and participate as they would have at a physical meeting. Stockholders will be able to submit questions online during the meeting, providing our stockholders with the opportunity for meaningful engagement with the Company.

Can I ask a question at the Annual Meeting?

Stockholders of record will be able to submit questions during the virtual meeting (at www.virtualshareholdermeeting.com/TWLO2024). Subject to time constraints, we will answer questions that comply with our rules of conduct and procedures, which will be posted at www.virtualshareholdermeeting.com/TWLO2024 on the date of the Annual Meeting. For example, questions related to personal grievances or that are not pertinent to Annual Meeting matters will not be addressed during the meeting.

What do I need to be able to attend the Annual Meeting online?

We will be hosting our Annual Meeting via live audio webcast only. If you are a stockholder as of the record date of April 15, 2024 and wish to virtually attend the Annual Meeting, you will need the 16-digit control number located on your Notice of Internet Availability of Proxy Materials or on your proxy card (if you receive a printed copy of the proxy materials). If you are a street name stockholder, you may not vote your shares of our common stock by Internet at the Annual Meeting unless you follow your broker's procedures for obtaining a legal proxy. Instructions on how to participate in the Annual Meeting are also posted online at www.proxyvote.com. The webcast will start at 8:30 a.m. Pacific Time on June 6, 2024. We encourage you to access the meeting prior to the start time. Online check-in will begin at 8:15 a.m. Pacific Time, and you should allow ample time for the check-in procedures.

Where can I get technical assistance if I am having trouble accessing the meeting or during the meeting?

If you have difficulty accessing the meeting or during the meeting, please refer to the technical support telephone number posted on the virtual meeting website login page.

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our board of directors. Khozema Shipchandler, our Chief Executive Officer and Director, and Dana Wagner, our Chief Legal Officer, Chief Compliance Officer and Corporate Secretary, have been designated as proxy holders by our board of directors. When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If no specific instructions are given, however, the shares will be voted in accordance with the recommendations of our board of directors as described above. If any matters not described in this proxy statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote the shares. If the Annual Meeting is adjourned, the proxy holders can vote the shares on the new Annual Meeting date as well, unless you have properly revoked your proxy instructions, as described above.

Why did I receive a Notice of Internet Availability of Proxy Materials instead of a full set of proxy materials?

In accordance with the rules of the Securities and Exchange Commission ("SEC"), we have elected to furnish our proxy materials, including this proxy statement and our annual report, primarily via the Internet. The Notice containing instructions on how to access our proxy materials is first being mailed on or about April 26, 2024 to all stockholders entitled to vote at the Annual Meeting. Stockholders may request to receive all future proxy materials in printed form by mail or electronically by email by following the instructions contained in the Notice. We encourage stockholders to take advantage of the availability of our proxy materials on the Internet to help reduce the environmental impact and cost of our annual meetings of stockholders.

How are proxies solicited for the Annual Meeting?

Our board of directors is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by us. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending our proxy materials to you if a broker, bank or other nominee holds shares of our common stock on your behalf. In addition, our directors and employees may also solicit proxies in person, by telephone or by other means of communication. Our directors and employees will not be paid any additional compensation for soliciting proxies.

How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?

Brokerage firms and other intermediaries holding shares of our common stock in street name for their customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole "routine" matter: the proposal to ratify the appointment of KPMG LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2024. Your broker will not have discretion to vote your shares on any other proposals, which are "non-routine" matters, absent direction from you; these unvoted shares are counted as "broker non-votes." Proposals 1, 3, 4, and 5 are considered to be "non-routine" under NYSE rules and we therefore expect broker non-votes to exist in connection with those proposals. Proposal 2 is a "routine" matter and therefore broker non-votes are not expected to exist in connection with this proposal.

Is there a list of registered stockholders entitled to vote at the Annual Meeting?

A list of our stockholders entitled to vote at the Annual Meeting will be available for examination by any stockholder of record for any purpose germane to the meeting during the 10-day period immediately prior to the date of the Annual Meeting. For access to the stockholder list, please contact us at legalnotices@twilio.com.

Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the Annual Meeting, we will file a Current Report on Form 8-K to publish preliminary results and will provide the final results in an amendment to the Current Report on Form 8-K as soon as they become available.

I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice and, if applicable, our proxy materials, to multiple stockholders who share the same address, unless we have received contrary instructions from one or more of such stockholders. This procedure reduces our printing costs, mailing costs and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will promptly deliver a separate copy of the Notice and, if applicable, our proxy materials, to any stockholder of record at a shared address to which we delivered a single copy of any of these materials. To receive a separate copy, or, if a stockholder of record is receiving multiple copies, to request that we only send a single copy of the Notice and, if applicable, our proxy materials, such stockholder may contact Broadridge Financial Solutions, Inc.:

- by Internet at www.proxyvote.com;
- by telephone at 1-800-579-1639; or
- by email at sendmaterial@proxyvote.com.

Street name stockholders may contact their broker, bank or other nominee to request information about householding.

What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?

Stockholder Proposals

Stockholders may present proper proposals for inclusion in our proxy statement and for consideration at next year's annual meeting of stockholders by submitting their proposals in writing to our Corporate Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in our proxy statement for the 2025 annual meeting of stockholders, our Corporate Secretary must receive the written proposal at our principal executive offices not later than December 27, 2024. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholder proposals should be addressed to:


Twilio Inc.
Attention: Corporate Secretary
101 Spear Street, Fifth Floor
San Francisco, California 94105


Our bylaws also establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders but do not intend for the proposal to be included in our proxy statement. Our bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) brought pursuant to our proxy materials with respect to such annual meeting, (ii) otherwise properly brought before such annual meeting by or at the direction of our board of directors or (iii) properly brought before such annual meeting by a stockholder of record entitled to vote at such annual meeting who has delivered timely written notice to our Corporate Secretary, which notice must contain the information specified in our bylaws. To be timely for the 2025 annual meeting of stockholders, our Corporate Secretary must receive the written notice at our principal executive offices:

- not earlier than February 10, 2025; and

- not later than March 12, 2025.

In the event that we hold the 2025 annual meeting of stockholders more than 30 days before or more than 60 days after the one-year anniversary of the Annual Meeting, then, for notice by the stockholder to be timely, it must be received by the Corporate Secretary not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting, or the 10th day following the day on which public announcement of the date of such annual meeting is first made.

If a stockholder who has notified us of his, her or its intention to present a proposal at an annual meeting of stockholders does not appear to present his, her or its proposal at such annual meeting, we are not required to present the proposal for a vote at such annual meeting.

Nomination of Director Candidates

Holders of our common stock may propose director candidates for consideration by our nominating and corporate governance committee. Any such recommendations should include the nominee's name and qualifications for membership on our board of directors and should be directed to our Chief Legal Officer at the address set forth above. For additional information regarding stockholder recommendations for director candidates, see the section titled "Board of Directors and Corporate Governance—Stockholder Recommendations and Nominations to the Board of Directors."

In addition, our bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders. To nominate a director, the stockholder must provide the information required by our bylaws. In addition, the stockholder must give timely notice to our Corporate Secretary in accordance with our bylaws, which, in general, require that the notice be received by our Corporate Secretary within the time periods described above under the section titled "Stockholder Proposals" for stockholder proposals that are not intended to be included in a proxy statement.

In addition to satisfying the foregoing requirements under our bylaws, including the earlier notice deadlines set forth above and therein, to comply with the universal proxy rules in connection with our 2025 annual meeting, stockholders who intend to solicit proxies in support of director nominees other than our nominees must provide proper written notice that sets forth all of the information required by Rule 14a-19(b) under the Exchange Act to our Corporate Secretary at the address set forth above.


Availability of Bylaws

A copy of our bylaws is available via the SEC's website at http://www.sec.gov. You may also contact our Corporate Secretary at the address set forth above for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

Certain Relationships and Related Party Transactions

In addition to the compensation arrangements discussed in the section titled "Executive Compensation," including employment, termination of employment and change in control arrangements, the following is a description of each transaction since the beginning of our last fiscal year, and each currently proposed transaction in which:

- we have been or are to be a participant;

- the amount involved exceeded or exceeds $120,000; and

- any of our directors, executive officers, or holders of more than 5% of any class of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

In the second quarter of 2021, we entered into a sublease with Numenta, Inc. ("Numenta"), pursuant to which we subleased 2,420 square feet of our Redwood City office space to Numenta. Donna Dubinsky, a member of our board of directors, serves as the Board Chair of Numenta (and served as its Chief Executive Officer until 2022). The sublease was entered into on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and at market rates. The sublease provided for an initial 12-month term, commencing on August 1, 2021, and gave Numenta the option to renew for two 12-month extension periods. In January 2022, Numenta exercised its option to renew the sublease for the first additional 12-month period, and the monthly rent increased from $18,225 to $18,771.75 per month effective August 1, 2022. In January 2023, Numenta exercised its option to renew the sublease for the second additional 12-month period, and the monthly rent increased from $18,771.75 to $19,334.90 per month effective August 1, 2023. The total rent paid to us by Numenta for 2023 was approximately $228,077.

Policies and Procedures for Related Party Transactions

As set forth in our audit committee charter, our audit committee has the primary responsibility for reviewing and approving or disapproving "related person transactions," which, as set forth in our Related Person Transaction Policy, are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Our Related Person Transaction Policy, which sets forth guidelines regarding transactions between us and related persons, provides that a related person is defined as (i) any person who is, or at any time since the beginning of our last fiscal year was, a director, executive officer, or nominee for director, (ii) a security holder known to us to beneficially own more than 5% of our common stock, and (iii) any immediate family members of those described in (i) and (ii). Our audit committee charter provides that our audit committee shall review and oversee all transactions between our company and any related person, and that approval by the audit committee is required for any related person transaction, in accordance with the terms of our Related Person Transaction Policy.

Under this policy, our audit committee will review the relevant facts and circumstances of all related party transactions and either approve, ratify or disapprove of the entry into the transaction. In determining whether to approve or ratify any such transaction, our audit committee will take into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party and the extent of the related person's interest in the transaction. The policy grants standing pre-approval of certain transactions, including (i) certain compensation arrangements involving directors and executive officers that are required to be reported in our Annual Report on Form 10-K or proxy statement and, with respect to executive officer compensation, satisfy other criteria, including having been approved by our compensation committee; (ii) certain transactions where the relationship between us and the related person arises only from the related person's position as a director (or, in the case of a partnership, as a limited partner) of, and/or having holdings of less than 10% of, such entity; and (iii) transactions where a related party's interest arises solely from the ownership of our stock and all holders of our stock received the same benefit on a pro rata basis.



Other Matters

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires that our executive officers and directors and persons who own more than 10% of our common stock ("Reporting Persons") file reports of ownership and changes of ownership with the SEC.

Based solely on our review of such forms received, and written representations of the Reporting Persons, we have determined that during 2023, no Reporting Persons known to us were delinquent with respect to their reporting obligations as set forth in Section 16(a) of the Exchange Act, except for a Form 4 for Dana Wagner filed on October 4, 2023 due to an administrative error.

2023 Annual Report and SEC Filings

Our financial statements for the year ended December 31, 2023 are included in our annual report on Form 10-K, which we will make available to stockholders at the same time as this proxy statement. Our annual report and this proxy statement are posted on our website at https://investors.twilio.com and are available from the SEC at its website at www.sec.gov. You may also obtain a copy of our annual report without charge by sending a written request to Investor Relations, Twilio Inc., 101 Spear Street, Fifth Floor, San Francisco, California 94105.

Forward-Looking Statements

This proxy statement contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "can," "will," "would," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "forecasts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this proxy statement include, but are not limited to, statements about: our future financial performance, including our expected financial results; our expectations regarding our Segment business, including our ability to reach our financial and operational targets; our expectations regarding our Communications business; our expectations regarding profitability, including when we will become profitable on GAAP and non-GAAP bases; our future financial reporting disclosures; our anticipated strategies and business plans; the effects of our organizational, operational and leadership changes; the effects of our cost-saving measures; our expectations regarding our compensation programs and their effects on executive performance; our ability to develop products related to artificial intelligence and machine learning; our ability to deliver on our product roadmap; our expectations regarding share repurchases; our environmental, social, and governance efforts; and our sustainability goals. The outcomes of the events described in these forward-looking statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to differ materially from those described in the forward-looking statements, including the risks and uncertainties described in our Annual Report on Form 10-K for the year ended December 31, 2023 and subsequent filings with the SEC. We undertake no obligation to update or review any forward-looking statements made in this proxy statement, except as required by law.

* * *

The board of directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote shares they represent in accordance with their own judgment on such matters.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

THE BOARD OF DIRECTORS
San Francisco, California
April 26, 2024

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APPENDIX A
Proposed Amendments to Our Certificate of Incorporation (Proposal No. 5)

The proposed amendments to Article VI of our certificate of incorporation related to Proposal No. 5 are shown below. Additions are indicated by underlining and deletions are indicated by strike-outs. The full text of our proposed amended and restated certificate of incorporation is attached hereto.

C.   Classified Board Structure. From and after the Effective Time, and subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, the directors of the Corporation shall be divided into three (3) classes as nearly equal in size as is practicable, hereby designated Class I, Class II and Class III, until the conclusion of the 2027 annual meeting of stockholders (the "2027 Annual Meeting"), as described below. Class III directors have a term expiring at the 2025 annual meeting of stockholders (the "2025 Annual Meeting"); Class I directors have a term expiring at the 2026 annual meeting of stockholders; and Class II directors have a term expiring at the 2027 Annual Meeting. Each director elected by the stockholders prior to the 2025 Annual Meeting shall continue to serve as a director for the term for which such director was elected. Each director elected at or after the 2025 Annual Meeting shall be elected for a term expiring at the next annual meeting of stockholders. After the conclusion of the 2027 Annual Meeting, the Board of Directors shall cease to be classified. ~~The Board of Directors may assign members of the Board of Directors already in office to such classes at the time such classification becomes effective. The term of office of the initial Class I directors shall expire at the first regularly-scheduled annual meeting of stockholders following the Effective Time, the term of office of the initial Class II directors shall expire at the second annual meeting of stockholders following the Effective Time and the term of office of the initial Class III directors shall expire at the third annual meeting of stockholders following the Effective Time. At each annual meeting of stockholders, commencing with the first regularly-scheduled annual meeting of stockholders following the Effective Time, each of the successors elected to replace the directors of a Class whose term shall have expired at such annual meeting shall be elected to hold office until the third annual meeting next succeeding his or her election and until his or her respective successor shall have been duly elected and qualified.~~

Notwithstanding the foregoing provisions of this Article VI, each director shall serve until his or her successor is duly elected and qualified or until his or her death, resignation, or removal. Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, and until the conclusion of the 2027 Annual Meeting, if the number of directors is hereafter changed, any newly created directorships or decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

D.   Removal; Vacancies. Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, for so long as the board of directors is divided into classes pursuant to Article VI Section C, any director may be removed from office by the stockholders of the Corporation only for cause. Vacancies occurring on the Board of Directors for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director, at any meeting of the Board of Directors. A person so elected by the Board of Directors to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen, and following the conclusion of the 2027 Annual Meeting, the next annual meeting of stockholders and until his or her successor shall be duly elected and qualified.

TWILIO INC.
(a Delaware Corporation)

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(As amended and restated [   ], 2024)

Twilio Inc. (the "**Corporation**"), a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

A.   The Corporation was originally incorporated under the name of Twilio Inc., and the original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on March 13, 2008.

B.   This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (the "**DGCL**"), and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the DGCL.

C.   The Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety to read as follows:

ARTICLE I

The name of the Corporation is Twilio Inc.

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 615 South Dupont Highway, City of Dover, County of Kent, 19901. The name of its registered agent at such address is National Corporate Research, Ltd.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

A.   Classes of Stock. The total number of shares of capital stock that the Corporation shall have authority to issue is 1,200,000,000, consisting of the following: 1,000,000,000 shares of Class A Common Stock, par value $0.001 per share ("**Class A Common Stock**"), 100,000,000 shares of Class B Common Stock, par value $0.001 per share ("**Class B Common Stock**"), and 100,000,000 shares of undesignated Preferred Stock, par value $0.001 per share ("**Preferred Stock**").

Immediately upon the acceptance of this Amended and Restated Certificate of Incorporation for filing by the Secretary of State of the State of Delaware (the "**Effective Time**"), each share of the Corporation's capital stock issued and outstanding or held as treasury stock immediately prior to the Effective Time, shall, automatically and without further action by any stockholder, be reclassified as, and shall become, one share of Class B Common Stock.

B.   Rights of Preferred Stock. The Board of Directors of the Corporation (the "**Board of Directors**") is authorized, subject to any limitations prescribed by law but to the fullest extent permitted by law, to provide by resolution for the designation and issuance of shares of Preferred Stock in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, (which may include, without limitation, full, limited or no voting powers), preferences, and relative, participating, optional or other rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to file a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereinafter referred to as a "**Preferred Stock Designation**"), setting forth such resolution or resolutions.

C.   Vote to Increase or Decrease Authorized Shares of Preferred Stock. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of capital stock of the Corporation entitled to vote thereon, without a separate class vote of the holders of Preferred Stock, or any separate series votes of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

D.   Rights of Class A Common Stock and Class B Common Stock. The relative powers, rights, qualifications, limitations and restrictions granted to or imposed on the shares of Class A Common Stock and Class B Common Stock are as follows:

1.   Voting Rights.

(a)   General Right to Vote Together; Exception. Except as otherwise expressly provided herein or required by applicable law, the holders of Class A Common Stock and Class B Common Stock shall vote together as one class on all matters submitted to a vote of the stockholders; provided, however, subject to the terms of any Preferred Stock Designation, the number of authorized shares of Class A Common Stock or Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the capital stock of the Corporation entitled to vote.

(b)   Votes Per Share. Except as otherwise expressly provided herein or required by applicable law, on any matter that is submitted to a vote of the stockholders, each holder of Class A Common Stock shall be entitled to one (1) vote for each such share, and each holder of Class B Common Stock shall be entitled to ten (10) votes for each such share.

2.   Identical Rights. Except as otherwise expressly provided herein or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation:

(a)   Dividends and Distributions. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any Distribution paid or distributed by the Corporation, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a class; provided, however, that in the event a Distribution is paid in the form of Class A Common Stock or Class B Common Stock (or Rights to acquire such stock), then holders of Class A Common Stock shall receive Class A Common Stock (or Rights to acquire such stock, as the case may be) and holders of Class B Common Stock shall receive Class B Common Stock (or Rights to acquire such stock, as the case may be).

(b)   Subdivision or Combination. If the Corporation in any manner subdivides or combines the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such class will be subdivided or combined in the same proportion and manner, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a class.

(c)   Equal Treatment in a Change of Control or any Merger Transaction. In connection with any Change of Control Transaction, shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to stockholders of the Corporation, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a class. Any merger or consolidation of the Corporation with or into any other entity, which is not a Change of Control Transaction, shall require approval by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a class, unless (i) the shares of Class A Common Stock and Class B Common Stock remain outstanding and no other consideration is received in respect thereof or (ii) such shares are converted on a pro rata basis into shares of the surviving or parent entity in such transaction having identical rights to the shares of Class A Common Stock and Class B Common Stock, respectively.

3.   Conversion of Class B Common Stock.

(a)   Voluntary Conversion. Each one (1) share of Class B Common Stock shall be convertible into one (1) share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Corporation.

(b)   Automatic Conversion. Shares of Class B Common Stock shall automatically, without any further action, convert into an equal number of shares of Class A Common Stock upon the earlier of:

(i)   a Transfer of such share; *provided* that no such automatic conversion shall occur in the case of a Transfer by a Class B Stockholder, for tax or estate planning purposes, to any of the persons or entities listed in clauses (A) through (E) below (each, a "**Permitted Transferee**") and from any such Permitted Transferee back to such Class B Stockholder and/or any other Permitted Transferee established by or for such Class B Stockholder:

(A)   a family member of such Class B Stockholder, which shall include with respect to any natural person who is a Class B Stockholder, the spouse, domestic partner, parents, grandparents, lineal descendants, siblings and lineal descendants of siblings of such Class B Stockholder; and *provided, further*, that lineal descendants shall include adopted persons, but only so long as they are adopted during minority;

(B)   a trust for the benefit of such Class B Stockholder or persons other than the Class B Stockholder so long as the Class B Stockholder and/or family members of such Class B Stockholder have sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust; *provided* such Transfer does not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to the Class B Stockholder and, *provided, further*, that in the event such Class B Stockholder and/or family members of such Class B Stockholder no longer have sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust, each share of Class B Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(C)   a trust under the terms of which such Class B Stockholder has retained a "qualified interest" within the meaning of §2702(b)(1) of the Internal Revenue Code (or successor provision) and/or a reversionary interest so long as the Class B Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust; *provided, however*, that in the event the Class B Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such trust, each share of Class B Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(D)   an Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code (or successor provision), or a pension, profit sharing, stock bonus or other type of plan or trust of which such Class B Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Internal Revenue Code; *provided* that in each case such Class B Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held in such account, plan or trust, and *provided, further*, that in the event the Class B Stockholder no longer has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such account, plan or trust, each share of Class B Common Stock then held by such trust shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock;

(E)   a corporation, partnership or limited liability company in which such Class B Stockholder directly, or indirectly through one or more Permitted Transferees, owns shares, partnership interests or membership interests, as applicable, with sufficient Voting Control in the corporation, partnership or limited liability company, as applicable, or otherwise has legally enforceable rights, such that the Class B Stockholder and/or family members of such Class B Stockholder retain sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such corporation, partnership or limited liability company; *provided, however*, that in the event the Class B Stockholder and/or family members of such Class B Stockholder no longer own sufficient shares, partnership interests or membership interests, as applicable, or no longer has sufficient legally enforceable rights to ensure the Class B Stockholder and/or family members of such Class B Stockholder retain sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held by such corporation, partnership or limited liability company, as applicable, each share of Class B Common Stock then held by such corporation, partnership or limited liability company, as applicable, shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock; and

(ii) the date specified by a written notice and certification request of the Corporation to the holder of such share of Class B Common Stock requesting a certification, in a form satisfactory to the Corporation, verifying such holder's ownership of Class B Common Stock and confirming that a conversion to Class A Common Stock has not occurred, which date shall not be less than sixty (60) calendar days after the date of such notice and certification request; *provided* that no such automatic conversion pursuant to this subsection (ii) shall occur in the case of a Class B Stockholder or its Permitted Transferees that furnishes a certification satisfactory to the Corporation prior to the specified date.

(c) <u>Conversion Upon Death or Incapacity of a Class B Stockholder</u>.

(i) Each share of Class B Common Stock held of record by a Class B Stockholder who is a natural person, or by such Class B Stockholder's Permitted Transferees, shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the death or Incapacity of such Class B Stockholder.

(d) <u>Automatic Conversion of all Outstanding Class B Common Stock</u>. Each one (1) share of Class B Common Stock shall automatically, without any further action, convert into one (1) share of Class A Common Stock upon the date specified by affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the outstanding shares of Class B Common Stock, voting as a single class.

(e) <u>Final Conversion of Class B Common Stock</u>. On the Final Conversion Date, each one (1) outstanding share of Class B Common Stock shall automatically, without any further action, convert into one (1) share of Class A Common Stock. Following such conversion, the reissuance of all shares of Class B Common Stock shall be prohibited, and such shares shall be retired and cancelled in accordance with Section 243 of the DGCL and the filing by the Secretary of State of the State of Delaware required thereby, and upon such retirement and cancellation, all references to Class B Common Stock in this Amended and Restated Certificate of Incorporation shall be eliminated.

(f) <u>Procedures</u>. The Corporation may, from time to time, establish such policies and procedures relating to the conversion of Class B Common Stock to Class A Common Stock and the general administration of this dual class stock structure, including the issuance of stock certificates (or the establishment of book-entry positions) with respect thereto, as it may deem reasonably necessary or advisable, and may from time to time request that holders of shares of Class B Common Stock furnish certifications, affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Class B Common Stock and to confirm that a conversion to Class A Common Stock has not occurred. A determination by the Secretary of the Corporation that a Transfer results in a conversion to Class A Common Stock shall be conclusive and binding.

(g) <u>Immediate Effect</u>. In the event of a conversion of shares of Class B Common Stock to shares of Class A Common Stock pursuant to this Section D.3 or upon the Final Conversion Date, such conversion(s) shall be deemed to have been made at the time that the Transfer of shares occurred or immediately upon the Final Conversion Date, as applicable. Upon any conversion of Class B Common Stock to Class A Common Stock, all rights of the holder of shares of Class B Common Stock shall cease and the person or persons in whose names or names the certificate or certificates (or book-entry position(s)) representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock. Shares of Class B Common Stock that are converted into shares of Class A Common Stock as provided in this Section D.3 shall be retired and may not be reissued.

(h) <u>Reservation of Stock</u>. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.

E. <u>No Further Issuances</u>. Except for the issuance of Class B Common Stock issuable upon exercise of Rights outstanding at the Effective Time or a dividend payable in accordance with <u>Article IV</u>, Section D.2(a), the Corporation shall not at any time after the Effective Time issue any additional shares of Class B Common Stock, unless such issuance is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock. After the Final Conversion Date, the Corporation shall not issue any additional shares of Class B Common Stock.

ARTICLE V

The following terms, where capitalized in this Amended and Restated Certificate of Incorporation, shall have the meanings ascribed to them in this Article V:

"**Change of Control Share Issuance**" means the issuance by the Corporation, in a transaction or series of related transactions, of voting securities representing more than two percent (2%) of the total voting power (assuming Class A Common Stock and Class B Common Stock each have one (1) vote per share) of the Corporation before such issuance to any person or persons acting as a group as contemplated in Rule 13d-5(b) under the Exchange Act (or any successor provision) that immediately prior to such transaction or series of related transactions held fifty percent (50%) or less of the total voting power of the Corporation (assuming Class A Common Stock and Class B Common Stock each have one (1) vote per share), such that, immediately following such transaction or series of related transactions, such person or group of persons would hold more than fifty percent (50%) of the total voting power of the Corporation (assuming Class A Common Stock and Class B Common Stock each have one (1) vote per share).

"**Change of Control Transaction**" means (i) the sale, lease, exchange, or other disposition (other than liens and encumbrances created in the ordinary course of business, including liens or encumbrances to secure indebtedness for borrowed money that are approved by the Corporation's Board of Directors, so long as no foreclosure occurs in respect of any such lien or encumbrance) of all or substantially all of the Corporation's property and assets (which shall for such purpose include the property and assets of any direct or indirect subsidiary of the Corporation), *provided that* any sale, lease, exchange or other disposition of property or assets exclusively between or among the Corporation and any direct or indirect subsidiary or subsidiaries of the Corporation shall not be deemed a "**Change of Control Transaction**"; (ii) the merger, consolidation, business combination, or other similar transaction of the Corporation with any other entity, other than a merger, consolidation, business combination, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation *and* more than fifty percent (50%) of the total number of outstanding shares of the Corporation's capital stock, in each case as outstanding immediately after such merger, consolidation, business combination, or other similar transaction, and the stockholders of the Corporation immediately prior to the merger, consolidation, business combination, or other similar transaction own voting securities of the Corporation, the surviving entity or its parent immediately following the merger, consolidation, business combination, or other similar transaction in substantially the same proportions (vis à vis each other) as such stockholders owned the voting securities of the Corporation immediately prior to the transaction; (iii) a recapitalization, liquidation, dissolution, or other similar transaction involving the Corporation, other than a recapitalization, liquidation, dissolution, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation *and* more than fifty percent (50%) of the total number of outstanding shares of the Corporation's capital stock, in each case as outstanding immediately after such recapitalization, liquidation, dissolution or other similar transaction, and the stockholders of the Corporation immediately prior to the recapitalization, liquidation, dissolution or other similar transaction own voting securities of the Corporation, the surviving entity or its parent immediately following the recapitalization, liquidation, dissolution or other similar transaction in substantially the same proportions (vis a vis each other) as such stockholders owned the voting securities of the Corporation immediately prior to the transaction; and (iv) any Change of Control Share Issuance.

"**Class B Stockholder**" means (i) the registered holder of a share of Class B Common Stock at the Effective Time and (ii) the registered holder of any shares of Class B Common Stock that are originally issued by the Corporation after the Effective Time.

"**Distribution**" means (i) any dividend or distribution of cash, property or shares of the Corporation's capital stock; and (ii) any distribution following or in connection with any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary.

"**Exchange Act**" means the United States Securities Exchange Act of 1934, as amended.

"**Final Conversion Date**" means 5:00 p.m. in New York City, New York on the first Trading Day falling on or after the seventh (7th) year anniversary of the Effective Time.

"**Incapacity**" shall mean that such holder is incapable of managing his or her financial affairs under the criteria set forth in the applicable probate code that can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months as determined by a licensed medical practitioner. In the event of a dispute regarding whether a Class B Stockholder has suffered an Incapacity, no Incapacity of such holder will be deemed to have occurred unless and until an affirmative ruling regarding such Incapacity has been made by a court of competent jurisdiction.

"**Rights**" means any option, warrant, restricted stock unit, conversion right or contractual right of any kind to acquire shares of the Corporation's authorized but unissued capital stock.

"**Securities Act**" means the United States Securities Act of 1933, as amended.

"**Securities Exchange**" means, at any time, the registered national securities exchange on which the Corporation's equity securities are then principally listed or traded, which shall be the New York Stock Exchange or NASDAQ Global Market (or similar national quotation system of the NASDAQ Stock Market) ("**NASDAQ**") or any successor exchange of either the New York Stock Exchange or NASDAQ.

"**Trading Day**" means any day on which the Securities Exchange is open for trading.

"**Transfer**" of a share of Class B Common Stock shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A "**Transfer**" shall also include, without limitation, (i) a transfer of a share of Class B Common Stock to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership) or (ii) the transfer of, or entering into a binding agreement with respect to, Voting Control over a share of Class B Common Stock by proxy or otherwise; *provided, however*, that the following shall not be considered a "**Transfer**": (a) the grant of a proxy to officers or directors of the Corporation at the request of the Board of Directors of the Corporation in connection with actions to be taken at an annual or special meeting of stockholders; (b) the pledge of shares of Class B Common Stock by a Class B Stockholder that creates a mere security interest in such shares pursuant to a *bona fide* loan or indebtedness transaction so long as the Class B Stockholder continues to exercise Voting Control over such pledged shares; *provided, however*, that a foreclosure on such shares of Class B Common Stock or other similar action by the pledge shall constitute a "**Transfer**"; or (c) the fact that, as of the Effective Time or at any time after the Effective Time, the spouse of any Class B Stockholder possesses or obtains an interest in such holder's shares of Class B Common Stock arising solely by reason of the application of the community property laws of any jurisdiction, so long as no other event or circumstance shall exist or have occurred that constitutes a "**Transfer**" of such shares of Class B Common Stock.

"**Voting Control**" with respect to a share of Class B Common Stock means the exclusive power (whether directly or indirectly) to vote or direct the voting of such share of Class B Common Stock by proxy, voting agreement, or otherwise.

ARTICLE VI

A.   General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

B.   Number of Directors; Election. Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, the number of directors that constitutes the entire Board of Directors of the Corporation shall be fixed solely by resolution of the Board of Directors. Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, each director of the Corporation shall hold office until the expiration of the term for which he or she is elected and until his or her successor has been duly elected and qualified or until his or her earlier resignation, death or removal.

C.   Classified Board Structure. From and after the Effective Time, and subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, the directors of the Corporation shall be divided into three (3) classes as nearly equal in size as is practicable, hereby designated Class I, Class II and Class III, until the conclusion of the 2027 annual meeting of stockholders (the "2027 Annual Meeting"), as described below. Class III directors have a term expiring at the 2025 annual meeting of stockholders (the "2025 Annual Meeting"); Class I directors have a term expiring at the 2026 annual meeting of stockholders; and Class II directors have a term expiring at the 2027 Annual Meeting. Each director elected by the

stockholders prior to the 2025 Annual Meeting shall continue to serve as a director for the term for which such director was elected. Each director elected at or after the 2025 Annual Meeting shall be elected for a term expiring at the next annual meeting of stockholders. After the conclusion of the 2027 Annual Meeting, the Board of Directors shall cease to be classified.

Notwithstanding the foregoing provisions of this Article VI, each director shall serve until his or her successor is duly elected and qualified or until his or her death, resignation, or removal. Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, and until the conclusion of the 2027 Annual Meeting, if the number of directors is hereafter changed, any newly created directorships or decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

D.   Removal; Vacancies. Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, for so long as the board of directors is divided into classes pursuant to Article VI Section C, any director may be removed from office by the stockholders of the Corporation only for cause. Vacancies occurring on the Board of Directors for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the Board of Directors, although less than a quorum, or by a sole remaining director, at any meeting of the Board of Directors. A person so elected by the Board of Directors to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen, and following the conclusion of the 2027 Annual Meeting, the next annual meeting of stockholders and until his or her successor shall be duly elected and qualified.

ARTICLE VII

A.   Written Ballot. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

B.   Amendment of Bylaws. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

C.   Special Meetings. Special meetings of the stockholders may be called only by (i) the Board of Directors pursuant to a resolution adopted by a majority of the Board of Directors; (ii) the chairman of the Board of Directors; (iii) the chief executive officer of the Corporation; or (iv) the president of the Corporation (in the absence of a chief executive officer).

D.   No Stockholder Action by Written Consent. Subject to the rights of the holders of any series of Preferred Stock, no action shall be taken by the stockholders of the Corporation except at an annual or special meeting of the stockholders called in accordance with the Bylaws, and no action shall be taken by the stockholders by written consent.

E.   No Cumulative Voting. No stockholder will be permitted to cumulate votes at any election of directors.

ARTICLE VIII

To the fullest extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any cause of action, suit or proceeding accruing or arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

Subject to any provisions in the Bylaws of the Corporation related to indemnification of directors or officers of the Corporation, the Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director,

officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

The Corporation shall have the power to indemnify, to the extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

A right to indemnification or to advancement of expenses arising under a provision of this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation shall not be eliminated or impaired by an amendment to this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

ARTICLE X

If any provision of this Amended and Restated Certificate of Incorporation becomes or is declared on any ground by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Amended and Restated Certificate of Incorporation, and the court will replace such illegal, void or unenforceable provision of this Amended and Restated Certificate of Incorporation with a valid and enforceable provision that most accurately reflects the Corporation's intent, in order to achieve, to the maximum extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Amended and Restated Certificate of Incorporation shall be enforceable in accordance with its terms.

Except as provided in ARTICLE VIII and ARTICLE IX above, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Amended and Restated Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the stock of this Corporation required by law or by this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of the outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or adopt any provision of this Amended and Restated Certificate of Incorporation inconsistent with, ARTICLE VI, ARTICLE VII, ARTICLE VIII, ARTICLE IX or this ARTICLE X.

*****



IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been signed on behalf of the Corporation by its duly authorized officer effective this _____ day of _____, 2024.


TWILIO INC.


By: _____

Khozema Shipchandler
Chief Executive Officer

APPENDIX B
NON-GAAP Financial Measures

Non-GAAP Financial Measures

In addition to financial information presented in accordance with U.S. generally accepted accounting principles ("GAAP"), this proxy statement includes certain non-GAAP financial measures described below. We use these non-GAAP financial measures to evaluate our ongoing operations, for internal planning and forecasting purposes, and to set targets for our employee compensation programs. These non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered substitutes for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies.

Non-GAAP Income (Loss) from Operations

For the periods presented, we define non-GAAP income (loss) from operations (which is also referred to as "non-GAAP operating profit" and "non-GAAP operating income") as GAAP income (loss) from operations adjusted to exclude, as applicable, stock-based compensation, amortization of acquired intangibles, loss on net assets divested, acquisition and divestiture related expenses, payroll taxes related to stock-based compensation, charitable contributions, restructuring costs, and impairment of long-lived assets. Segment-level non-GAAP income (loss) from operations is calculated using the same methodology, but using (and excluding, as applicable) only revenue and expenses attributable to the applicable segment.

Organic Revenue

For the periods presented, we define organic revenue as GAAP revenue, excluding (i) revenue from each acquired business and revenue from application-to-person ("A2P") 10DLC fees imposed by major U.S. carriers on our core messaging business, in each case until the beginning of the first full quarter following the one-year anniversary of the closing date of such acquisition or the initial date such fees were charged and (ii) revenue from each divested business beginning in the quarter of the closing date of such divestiture; provided that (a) if an acquisition closes or such fees are initially charged on the first day of a quarter, such revenue will be included in organic revenue beginning on the one-year anniversary of the closing date of such acquisition or the initial date such fees were charged and (b) if a divestiture closes on the last day of a quarter, such revenue will be included in organic revenue for that quarter. A2P 10DLC fees are fees imposed by U.S. mobile carriers for A2P SMS messages delivered to its subscribers, and we pass these fees to our messaging customers at cost. Segment-level organic revenue is calculated using the same methodology, but using (and excluding, as applicable) only revenue attributable to the applicable segment.

Organic Revenue Growth

For the periods presented, we calculate organic revenue growth by dividing (i) organic revenue for the period presented less organic revenue in the corresponding period in the prior year by (ii) organic revenue in the corresponding period in the prior year. If revenue from certain acquisitions, divestitures or A2P 10DLC fees is included in organic revenue in the period presented, then revenue from the same acquisitions, divestitures and A2P 10DLC fees is included in organic revenue in the corresponding period in the prior year for purposes of the denominator in the organic revenue growth calculation. As a result, the denominator used in this calculation will not always equal the organic revenue reported for the prior period. Segment-level organic revenue growth is calculated using the same methodology, but using (and excluding, as applicable) only revenue attributable to the applicable segment.

Free Cash Flow

For the periods presented, we calculate free cash flow as net cash provided by (used in) operating activities, excluding capitalized software development costs and purchases of long-lived and intangible assets.

Reconciliation of Non-GAAP Financial Measures to GAAP

Non-GAAP Income (Loss) from Operations to Income (Loss) from Operations

	Year Ended December 31	
	2023	**2022**
	(in thousands)	
GAAP loss from operations	$(876,541)	$(1,205,308)
Non-GAAP adjustments:	—	—
Stock-based compensation	662,842	784,285
Amortization of acquired intangibles	192,307	206,181
Acquisition and divestiture related expenses	5,555	2,621
Charitable contributions	17,346	9,541
Payroll taxes related to stock-based compensation	12,985	23,832
Loss on net assets divested	32,277	—
Restructuring costs	165,733	76,636
Impairment of long-lived assets	320,504	97,722
Non-GAAP income (loss) from operations	$ 533,008	$ (4,490)

Organic Revenue and Organic Revenue Growth to Revenue and Revenue Growth

	Year Ended December 31
	2023
	(in thousands)
GAAP Revenue	$4,153,945
Less: Acquisition revenue	2,088
Less: A2P 10DLC revenue	—
Less: Divestiture revenue	6,142
Organic revenue	$4,145,715
GAAP revenue growth	9%
Organic revenue growth	10%[1]

(1) Organic revenue for the year ended December 31, 2022, when used as the denominator for organic revenue growth for the year ended December 31, 2023 excludes $1 million of acquisition revenue and $66 million of divestiture revenue. Revenue for the year ended December 31, 2022 was $3,826 million.

Communications Organic Revenue and Communications Organic Revenue Growth to Communications Revenue and Communications Revenue Growth

	Year Ended December 31
	2023
	(in thousands)
GAAP Communications Revenue	$3,858,693
Less: Acquisition revenue	2,088
Less: Divestiture revenue	6,142
Communications organic revenue	$3,850,463
GAAP Communications revenue growth	9%
Communications organic revenue growth	11%[1]

(1) Communications organic revenue for the year ended December 31, 2022, when used as the denominator for Communications organic revenue growth for the year ended December 31, 2023, excludes $1 million of acquisition revenue and $66 million of divestiture revenue. Communications revenue for the year ended December 31, 2022 was $3,550 million.

Free Cash Flow to Net Cash Provided by (Used In) Operating Activities

	Year Ended December 31	
	2023	2022
	(in thousands)	
Net cash provided by (used in) operating activities	$414,752	$(254,368)
Less: Capitalized software development costs	39,925	45,761
Less: Purchase of long-lived and intangible assets	11,310	34,421
Free cash flow	$363,517	$(334,550)

Segment Operating Results

	Year Ended December 31
	2023
	(in thousands)
Revenue:	
Communications	$3,858,693
Segment	295,252
Total	$4,153,945
Non-GAAP income (loss) from operations:	
Communications	$ 841,990
Segment	(72,430)
Corporate costs	(236,552)
Total	$ 533,008
Reconciliation of non-GAAP income (loss) from operations to loss from operations:	
Total non-GAAP income (loss) from operations	$ 533,008
Stock-based compensation	(662,842)
Amortization of acquired intangibles	(192,307)
Acquisition and divestiture related expenses	(5,555)
Loss on net assets divested	(32,277)
Payroll taxes related to stock-based compensation	(12,985)
Charitable contributions	(17,346)
Restructuring costs	(165,733)
Impairment of long-lived assets	(320,504)
Loss from operations	(876,541)
Other expenses, net	(120,188)
Loss before provision for income taxes	$ (996,729)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K

_____

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT 1934**

For the fiscal year ended December 31, 2023

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 001-37806

_____



TWILIO INC.

(Exact name of registrant as specified in its charter)

_____

Delaware	**26-2574840**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

101 Spear Street, Fifth Floor
San Francisco, California 94105
(Address of principal executive offices) (Zip Code)

(415) 390-2337
(Registrant's telephone number, including area code)

_____

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Class A Common Stock, par value $0.001 per share	TWLO	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

_____

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act: Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of stock held by non-affiliates as of June 30, 2023 (the last business day of the registrant's most recently completed second quarter) was $11.1 billion based upon $63.62 per share, the closing price of the registrant's Class A common stock on that date on the New York Stock Exchange. Determination of stock ownership by non-affiliates was made solely for the purpose of responding to this requirement and the registrant is not bound by this determination for any other purpose.

On February 20, 2024, 182,060,920 shares of the registrant's Class A common stock and 0 shares of registrant's Class B common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2024 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2023.

TWILIO INC.
Annual Report on Form 10-K
For the Year Ended December 31, 2023
TABLE OF CONTENTS

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "can," "will," "would," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "forecasts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- the impact of macroeconomic uncertainties and significant market volatility in the global economy on our customers, partners, employees and business;

- our future financial performance, including expectations regarding our revenue, cost of revenue, gross profit, gross margin and operating expenses, our ability to generate positive cash flow and ability to achieve and sustain profitability on GAAP and non-GAAP bases, the factors affecting our results of operations, and the assumptions underlying such expectations;

- the benefits and efficiencies we expect to derive from recent workforce reductions and other cost-saving initiatives, including reducing our global office footprint and stock-based compensation expense;

- our business unit reorganization, including its expected costs and benefits, related accounting determinations and the shift in our segment reporting structure, and changes to our leadership structure;

- the impact on our business, corporate culture, and employees as a result of our recent leadership transition;

- our expectations regarding our Segment (formerly known as Data & Applications) business, including new product releases, increased investment and go-to-market focus to capture market share, and increased revenue growth;

- our expectations regarding our Communications business, including anticipated efficiencies and strategy for streamlining the customer experience, including increased focus on self-service capabilities;

- our ability to retain and increase revenue from existing customers and attract new customers, including enterprises and international organizations;

- our ability to maintain reliable service levels for our customers;

- our anticipated investments in sales and marketing, research and development and additional systems and processes to support our growth;

- the anticipated results of our foreign currency hedging activities;

- our ability to compete effectively in an intensely competitive market, including our ability to set optimal prices for our products and adapt and respond effectively to rising costs, rapidly changing technology and evolving customer needs, requirements, and preferences;

- potential harm caused by compromises in security, data and infrastructure, including cybersecurity protections;

- our ability to comply with modified or new industry standards, laws and regulations applying to our business;

- our ability to make progress on our environmental, social and governance ("ESG") programs, goals and commitments;

- our ability to manage changes in network service provider fees that we pay in connection with the delivery of communications on our platform;

- investments and costs required to prevent, detect and remediate potential cybersecurity threats, incidents and breaches of ours or our customers' systems or information;

- our ability to optimize our network service provider coverage and connectivity;

- our ability to work closely with email inbox service providers to maintain deliverability rates;

- the impact and expected results from changes in our relationships with our larger customers;

- our ability to form and expand partnerships with technology partners and consulting partners;

- anticipated technology trends, such as the use of and demand for cloud communications and customer engagement tools;

- our ability to leverage artificial intelligence ("AI") and machine learning ("ML") and develop and deliver products that incorporate AI and ML;

- our ability to successfully enter into new markets and manage our international expansion;

- the sufficiency of our cash and cash equivalents to meet our liquidity needs;

- our expectations regarding our share repurchase program;

- our ability to maintain, protect and enhance our intellectual property;

- our ability to successfully defend litigation brought against us;

- our ability to service the interest on our 3.625% senior notes due 2029 ("2029 Notes") and on our 3.875% notes due 2031 ("2031 Notes," and together with the 2029 Notes, the "Notes"), and repay such Notes;

- our customers' and other platform users' violation of our policies or other misuse of our platform; and

- our ability to successfully integrate acquired businesses and realize the benefits of our past or future strategic acquisitions, divestitures or investments.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, results of operations and financial condition. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described below in Part I, Item 1A, "Risk Factors," and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

PART I

Item 1. *Business*

Overview

We enable businesses of all sizes to revolutionize how they engage with their customers by delivering seamless, trusted and personalized customer experiences at scale. Our leading customer engagement platform comprises communications application programming interfaces ("APIs") that enable developers to embed numerous forms of messaging, voice, and email interactions into their customer-facing applications, as well as software products that target specific engagement needs, including our customer data platform, digital engagement centers, marketing campaigns and advanced account security solutions. This combination of flexible APIs and software solutions helps businesses of all sizes and across numerous industries to benefit from smarter and more streamlined engagement at every step of the customer journey, including reduced customer acquisition costs, lasting loyalty and increased customer value. Our platform, which combines our highly customizable communications APIs with customer data management capabilities, allows businesses to break down data silos and build a comprehensive single source for their customer data that is organized into unique profiles that are easily accessible by all their business teams. Empowered with this information and the insights it enables, businesses using our platform can provide robust, personalized and effective communications to their customers at every stage of their customer relationships. The value proposition of our offerings has become stronger and our products have become more strategic to our customers as more and more businesses have prioritized building more personalized and more differentiated customer engagement experiences through digital channels.

In February 2023, we began operating our business in two business units: Twilio Communications ("Communications") and Twilio Data & Applications ("Data & Applications"), which has since been renamed Twilio Segment. Our Communications business consists of a variety of APIs and software solutions to optimize communications between our customers and their end users. Our key Communications offerings include Messaging, Voice, Email, Flex, Marketing Campaigns, and User Identity and Authentication. Our Segment business consists of software products that enable businesses to leverage their first-party data to create unique customer profiles and achieve more effective customer engagement. Our key Segment offerings are Segment and Engage. Together, our Communications and Segment products power our customer engagement platform. We believe that our two business units are complementary and address adjacent needs and related problems for our customers. Our goal is to create a flywheel for effective customer engagement by combining Segment's user profiles with our rich Communications data to drive more personalized and intelligent customer interactions. We believe that our business unit structure enables each business unit to execute toward its respective goals with appropriate focus and independence, best positioning us to achieve our long-term plan of creating the leading customer engagement platform.

In 2023, we revealed CustomerAI, which refers to generative and predictive artificial intelligence ("AI") and machine learning ("ML") capabilities and initiatives that we believe have the potential to increase the power and reach of our platform, make every interaction more personalized and intelligent, and accelerate our data and communications flywheel described above, benefiting both our Communications and Segment products.

We have experienced substantial growth in our business since inception, and as of December 31, 2023, we had over 305,000 Active Customer Accounts representing organizations from small and medium-sized business to large enterprises across a broad range of industries. Our growth has predominantly been organic as a result of new customer acquisition, as well as customers increasing their usage of our products, extending their usage of our products to new applications, or adopting new products that we offer. We have also fueled our growth through strategic acquisitions and integrations of businesses that complemented our pre-existing products and allowed us to expand our platform and to add new customer accounts.

Our Platform

We aim to deliver the leading customer engagement platform that intelligently orchestrates customer engagement across the entire customer life cycle. Our platform provides developers tools to build, scale, and deploy real-time communications within software applications, while simultaneously offering technology that allows businesses to harness the power of first-party data to improve the experience of their customers. The data that our platform collects can inform interactions across the customer journey to achieve more personalized, timely and impactful engagement. This in turn empowers businesses to build productive one-to-one relationships, at scale, through both easy-to-use APIs and extensible software products like Flex and Engage.

Our platform is connected to our Super Network ("Super Network"), a software layer that enables our customers' applications to communicate with devices globally. The Super Network interconnects communications networks and inbox services providers around the world and continually analyzes data to optimize the quality and cost of communications that flow through our platform. The Super Network also contains a set of APIs that gives our customers access to additional foundational components offered through our platform, such as phone numbers and session initiation protocol trunking.

We generate revenue from our platform through a combination of usage-based and subscription-based fees, which varies by product as indicated below and described in further detail in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Communications

Our Communications solutions consist of highly customizable APIs and products that can be used individually or in combination to build rich contextual communications within applications, allowing developers to build omnichannel engagements with customers worldwide. Communications also includes our omnichannel digital engagement center, as well as solutions for user identity and authentication and advanced compliance management to support success within a changing ecosystem of regulations. In the fourth quarter of 2023, we moved Flex and Marketing Campaigns from our Data & Applications (since renamed Segment) business unit to our Communications business unit.

The core offerings of our Communications business include:

- **Messaging.** Twilio Programmable Messaging ("Messaging") is an API to send and receive SMS, MMS, Toll-Free SMS, and over-the-top (e.g., WhatsApp and Facebook Messenger) messages globally over a variety of sender types. It uses intelligent sending features to ensure messages reliably reach end users wherever they are. Our customers use this API to address numerous use cases, including account notifications, marketing, account security, mass alerts and order confirmations, as well as multi-party and conversational use cases, such as conversational marketing, sales support and customer care. Revenue generated from Messaging is primarily recognized on a usage basis.

- **Voice.** Twilio Programmable Voice ("Voice") is an API that allows developers to build solutions to make, manage and receive phone calls globally through a browser, application, phone or other methods. Our voice software, which works over both the traditional public switched telephone network and over Internet Protocol ("VoIP"), allows developers to incorporate advanced voice functionality such as text-to-speech, global conferencing, emergency calling, call recording, media streams and others, as well as address use cases such as contact centers, interactive voice response systems, call tracking, analytics solutions and anonymized communications. Revenue generated from Voice is primarily recognized on a usage basis.

- **Email.** Twilio SendGrid Email ("Email") is an API that solves email delivery challenges at scale, enabling customers to build customized solutions and provides helpful shortcuts to streamline integration and optimize for inbox placement. Our Email API allows businesses to integrate with multiple leading development frameworks and client libraries in multiple languages as well as customize various links and domains. It also provides sender authentication, security, mobile support and many other tools. Businesses use our email products for both marketing messages and transactional emails, including shipping notifications, friend requests, password resets and sign-up confirmations. Revenue generated from Email is primarily recognized on a subscription basis.

- **Marketing Campaigns.** Marketing Campaigns is built on top of our Email infrastructure to help digital marketers build and send email campaigns at scale. With drag and drop editing, approachable automation and powerful contacts management, Marketing Campaigns helps marketers to attract and retain customers more efficiently. Marketing Campaigns includes email design and templates, list management, dynamic content and email testing. Revenue generated from Marketing Campaigns is primarily recognized on a subscription basis.

- **Flex.** Twilio Flex ("Flex") is a digital engagement center for the entire customer journey—a sales tool for pre-purchase conversations, a cloud-based contact center, and an in-app digital concierge. Flex is built for the new world of tailored customer experiences and omnichannel communications, allowing companies to deploy a broad array of personalized, data-driven customer engagement channels while providing the tools to easily create, change or extend any part of their custom solutions. With Flex, businesses can rapidly deploy a tailored cloud-based engagement center that addresses their specific needs. Revenue generated from Flex is primarily recognized on a subscription basis.

- **User Identity and Authentication.** Our User Identity and Authentication (formerly Account Security) solutions include advanced solutions for registering, onboarding and recognizing customers. Twilio Verify ("Verify") is a managed solution for multi-channel user verification, which effectively adds security at the point of new user activation and onwards, providing a seamless, consistent and secure login experience. Using our two-factor authentication APIs, businesses can add an extra layer of security to their applications with second-factor passwords sent to users via SMS, voice, email or push notifications. Revenue generated from User Identity and Authentication is primarily recognized on a usage basis.

Segment

We believe that a personalized, positive customer experience is a key driver of effective customer engagement and long-term customer loyalty. Our Segment solutions enable businesses to create highly personalized experiences and campaigns across multiple channels using first-party, real-time customer data. They also allow businesses to break down data silos across their organizations and to leverage a single unified source of customer data for their various business teams.

The core offerings of our Segment business include:

- **Segment.** Twilio Segment is a leading customer data platform that provides businesses with the tools to harness the power of first-party data by unifying real-time information collected throughout each customer's journey into a unique profile. Segment collects, contextualizes and unlocks the potential of first-party, real-time data across the customer engagement stack by:

  - collecting data from customers' interactions with websites, mobile apps, digital ads, and more;

  - combining data from these different sources and systems to form a complete picture of each customer;

  - creating a customer profile that can be accessed by every business team within the organization; and

  - integrating customer data into subsequent interactions to drive personalization across channels.

  In addition to creating unified profiles that drive personalized customer interactions, Segment includes privacy and security features that help businesses comply with privacy laws, including the General Data Protection Regulation ("GDPR") and the California Consumer Privacy Act of 2018 ("CCPA"). Revenue generated from Segment is primarily recognized on a subscription basis.

- **Engage.** Twilio Engage ("Engage") is an automation platform for the delivery of omnichannel campaigns, which builds upon the unified profiles of our Segment platform to enable marketers to create personalized campaigns and to manage, measure and scale them through a single platform. Such campaigns can include personalized messages delivered via native SMS, email, and/or custom channels. Through Engage, businesses can deepen their customer relationships and convert what might otherwise have been isolated interactions into continuous, long-term relationships. Revenue generated from Engage is primarily recognized on a subscription basis. Our Communications products that are embedded into Engage are charged separately on a usage basis and such fees are recognized as Communications revenue.

Our Strategy

Our goal is to deliver the leading customer engagement platform. We are concentrating on the highest-impact product areas for our future, and we intend to pursue the following strategies:

- **Optimizing and Growing Communications.** In our Communications solutions, we are focusing on improving profitability and growing our market share. To achieve this, we are focused on bolstering our independent software vendor ("ISV") relationships, improving our self-service capabilities, cross-selling our Communications products, driving product innovation and expanding internationally, while further optimizing our business through simplification of business processes and modernization of our infrastructure.

- **Winning in Customer Data with Segment**. To support growing our market share, we are focused on Segment's interoperability across the data ecosystem. We also continue to invest in predictive and generative AI to help customers increase the value and impact of Segment in customer engagement. In addition, we are conducting an operational review of our Segment business expected to be completed in March 2024, which will inform our strategy with respect to Segment going forward.

- **Driving Operating Leverage Across our Business.** We are implementing several organizational initiatives targeted at improving efficiencies of our processes, enhancing our fiscal discipline on all levels, optimizing utilization of our distributed workforce, driving agile decision-making frameworks and more. We expect that these initiatives will result in operating cost reductions and increase effectiveness and efficiency within our organization.

- **Leveraging AI**. We are continuing to invest in AI and ML capabilities, including both our CustomerAI capabilities and also internal applications of AI and ML to automate processes and help our business run more efficiently. We believe AI and ML have the potential to increase the power and reach of our platform, make every interaction more personalized and intelligent, and accelerate our data and communications flywheel, benefiting both our Communications and Segment products.

Competition

The markets for our products are rapidly evolving and are increasingly competitive. In our Communications business, our competitors are primarily (i) communications platform-as-a-service ("CPaaS") companies that offer communications products and applications, (ii) other software companies that compete with portions of our communications product line, and (iii) regional network service providers that offer limited developer functionality on top of their own physical infrastructure. In our Segment business, our competitors are primarily (i) software-as-a-service ("SaaS") companies and marketing cloud platform vendors that offer bundled applications and platforms, (ii) customer relationship management ("CRM") and customer experience vendors and (iii) standalone customer data platform vendors.

The principal competitive factors in these markets include completeness of offering, credibility with customers, global reach, ease of integration and programmability, product features, platform scalability, reliability, deliverability, security and performance, brand awareness and reputation, the strength of sales and marketing efforts, customer support, and the cost of deploying and using products.

We believe that we compete favorably on the basis of the factors listed above and that none of our competitors currently compete directly with us across all of our product offerings. With the introduction of new products and services and new market entrants, we expect competition to intensify in the future.

Research and Development

Our research and development efforts are focused on building a trusted, comprehensive customer engagement platform while enhancing our existing products and developing new products and features.

Our research and development organization is predominantly built around small development teams. Our small development teams foster greater agility, which enables us to develop new, innovative products and make rapid changes to our infrastructure that increase resiliency and operational efficiency. Our development teams designed and built much of our customer engagement platform, our core platforms stack, as well as our Super Network. These teams continue to focus on the highest impact product areas for our future, which includes focusing on continued innovation in the face of rapid technological change and changing industry practices. We are continuing to invest in AI and ML capabilities, which we believe have the potential to enhance both our Communications and Segment offerings, as well as to automate processes and help our business run more efficiently.

As of December 31, 2023, we had 2,563 employees in our research and development organization.

Sales and Marketing

Our sales and marketing teams work closely together to drive awareness and adoption of our platform. We leverage our brand, developer network and conferences, such as SIGNAL, to expand our developer and self-service sales motions. We further complement this with sales development, inside sales, field marketing, and sales and solutions engineering to support enterprise, ISV, partner, and mid-market sales motions.

Our go-to-market model for our Communications business has three pillars: self-service developers, ISV partners, and enterprise customers. Developers are able to access our easy-to-configure APIs, extensive self-service documentation and customer support team, to embed our communications products into their applications during an initial free trial period. Customers can then provide their credit card information to make an upfront prepayment that is drawn down as they use our products. ISVs leverage our Communications APIs to build software and services that they can resell to customers across a varying number of use cases and verticals. Enterprise customers have access to our solutions team to support their businesses across their customer journey.

Our go-to-market model for our Segment business requires a consultative solution-oriented sales model that emphasizes value-based discovery, technical proof of concept, and customer relationship building. We are deliberate in developing these skills and customer relationships leveraging the trust and reputation we have built while solving new and broader problems for our customers. Our sales organization targets technical, marketing and business leaders who are seeking to leverage software to drive superior customer engagement and competitive differentiation.

Additionally, when potential customers do not have the available developer resources to build their own applications, we refer them to our technology partners who embed our products in the solutions that they sell to other businesses (such as contact centers and marketing automation), our professional services team or outside consulting partners who provide consulting and development services for organizations that have limited resources or expertise to build our platform into their software applications or technology stacks.

As of December 31, 2023, we had 2,631 employees in our sales and marketing organization.

Customer Support

To make it easy to learn how to use our products, we provide all of our users with comprehensive documentation, how-to guides and tutorials. We supplement and enhance these tools with the participation of our engaged customer community. In addition, we provide support options to address the individualized needs of our customers. All of our customers get free support and system status notifications. Our customers can also engage with the broader Twilio community to resolve issues.

For our Communications products, we generally offer three paid tiers of support with increasing levels of availability and guaranteed response times. Our highest tier plan, intended for our largest customers, includes a designated support engineer, duty manager coverage and quarterly status reviews. Similarly, our subscription products generally feature a base level of customer support plus premium, paid support options. Our support model is global, with coverage available 24x7. We currently derive an insignificant amount of revenue from fees for customer support.

We also offer professional services which provide in-depth, hands-on, fee-based packages of advisory, software architecture, integration and coding services to existing and prospective customers and partners to optimize their use of the Twilio platform. For Flex and Segment, offerings include services for implementing digital engagement center solutions and customer data platform design. For our other Communications products, offerings include email implementation and deliverability, and configuration and integration of our communications channels.

Intellectual Property

We rely on a combination of patent, copyright, trademark, trade secret and other intellectual property laws in the United States and other jurisdictions, as well as license agreements, other contractual protections, and internal processes, procedures, and controls, to protect, establish, maintain, and enforce our intellectual property and other proprietary rights technology. We also rely on a number of registered trademarks, applications for trademarks and common law protections afforded to certain unregistered trademarks to protect our brand.

As of December 31, 2023, in the United States, we have been issued 274 patents, which expire between 2029 and 2042. As of such date, we also had 36 issued patents in foreign jurisdictions, all of which are related to our U.S. patents and patent applications. We have also filed various applications for protection of certain aspects of our intellectual property in the United States and internationally. In addition, as of December 31, 2023, we had 55 registered trademarks in the United States and 540 registered trademarks in foreign jurisdictions.

We currently, and will continue to, seek to protect our intellectual property and other proprietary rights by, among other things, implementing, maintaining, and enforcing a policy that requires our employees, independent contractors and certain suppliers involved in developing intellectual property for us or on our behalf to enter into agreements acknowledging that all work product or other forms of intellectual property generated, created, reduced to practice, conceived, or otherwise developed by them on our behalf are owned by us such that we can use the intellectual property they develop for our business purposes.

Regulatory

We are subject to a number of U.S. federal, U.S. state and foreign laws and regulations that involve matters central to our business. These laws and regulations may involve privacy, data protection, data security, intellectual property, competition, telecommunications, broadband, VoIP, consumer protection, export controls, economic sanctions, anti-bribery, anti-corruption, anti-money laundering, taxation, or other subjects. Many of the laws and regulations to which we are subject are still evolving and we expect to become subject to additional laws and regulations in the future. The application and interpretation of these laws and regulations often are uncertain, particularly in the new and rapidly evolving industry in which we operate.

Compliance with current and future laws and regulations, and changes in their enforcement and interpretation, may significantly increase our compliance costs and otherwise adversely affect our business and results of operations. For additional information about laws and regulations applicable to our business, see Part I, Item 1A, "Risk Factors—Risks Related to Cybersecurity, Data Privacy and Intellectual Property" and "Risk Factors—Risks Related to Legal and Regulatory Matters" in this Annual Report on Form 10-K.

The Twilio Magic

We believe there is a unique spirit to Twilio, manifested in who we are and how we work together. We value and invest in a positive culture of optimism, innovation, and accountability. Our values, which we call the Twilio Magic, remind us every day who we are at our core and guide how we act and how we make decisions.

We are **Builders**. We are **Owners**. We are **Curious**. We are **Positrons**.

Twilio.org

Communications play a critical role in solving some of the world's toughest social challenges. From empowering people affected by violence with critical resources, to streamlining staff and volunteer coordination, nonprofits leverage communication technology to help individuals build long term well-being and to help communities recover from humanitarian crises. Through Twilio.org, which is a part of our company and not a separate legal entity, we donate and sell our products at a reduced rate to nonprofits and offer grant funding to help scale these organizations' missions. In 2015, we reserved 1% of Twilio's common stock to fund Twilio.org. As of December 31, 2023, 442,041 shares of Twilio Class A common stock were set aside for Twilio.org charitable activities. In 2023, over 20,000 active social impact customers used Twilio products and funding to reach more than 546 million people worldwide.

Information on our key ESG programs, goals and commitments, and certain metrics can be found in our annual Impact and DEI Report, available on our website at https://investors.twilio.com/governance. Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this report. While we believe that our ESG goals align with our long-term growth strategy and financial and operational priorities, they are aspirational and may change, and there can be no assurance that they will be met.

Our Employees and Human Capital Resources

As of December 31, 2023, we had a total of 5,867 employees, including 2,337 employees located outside of the U.S. Although we have works council, statutory and/or collective bargaining employee representation obligations in certain countries outside of the U.S., none of our U.S. employees are represented by a labor union with respect to their employment. Employees in certain of our non-U.S. subsidiaries have the benefits of collective bargaining arrangements at the national level. We consider our relations with our employees to be good and have not experienced interruptions of operations or work stoppages due to labor disagreements.

We are committed to embedding and operationalizing diversity, equity, and inclusion ("DEI") across our business. More information on our approach to DEI and how we work to build a diverse and inclusive workplace can be found in our annual Impact and DEI reports, available on our website. Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this report.

We are committed to delivering a comprehensive compensation and benefits program that provides support for all of our employees' well-being. We provide competitive compensation and benefits to attract and retain talented employees, including offering market-competitive salaries, incentive compensation in the form of bonuses or sales commissions, and equity compensation for certain employees.

We ensure that our compensation is fair for all employees, regardless of classifications, such as race and gender. We routinely run a rigorous statistical analysis to ensure compensation is fair, taking into account factors that should impact pay, like role, level, location, and performance.

Our full-time employees are eligible to receive, subject to the satisfaction of certain eligibility requirements, our comprehensive benefits package that includes medical, dental and vision insurance and life and disability insurance plans. In addition, we provide time off and we maintain a tax-qualified 401(k) retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. In 2023, we matched 50% of the first 6% of contributions by plan participants, subject to annual contribution limits set forth in the Internal Revenue Code of 1986, as amended.

In structuring these benefit plans, we seek to provide an aggregate level of benefits that are comparable to those provided by similar companies.

Corporate Information

Twilio Inc. was incorporated in Delaware in March 2008. Our principal executive offices are located at 101 Spear Street, Fifth Floor, San Francisco, California 94105, and our telephone number is (415) 390-2337. Our website address is www.twilio.com. Information contained on, or that can be accessed through, our website does not constitute part of this Annual Report on Form 10-K.

Twilio, the Twilio logo and other trademarks or service marks of Twilio appearing in this Annual Report on Form 10-K are the intellectual property of Twilio. Trade names, trademarks and service marks of other companies appearing in this Annual Report on Form 10-K are the intellectual property of their respective holders.

Information about Geographic Revenue

Information about geographic revenue is set forth in Note 16 of our Notes to Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Available Information

Our filings are available to be viewed and downloaded free of charge through our investor relations website after we file them with the Securities and Exchange Commission ("SEC"). Our filings include our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, our Proxy Statement for our annual meeting of stockholders, Current Reports on Form 8-K and other filings with the SEC. Our investor relations website is located at http://investors.twilio.com. The SEC also maintains an Internet website that contains periodic and current reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We webcast our earnings calls and certain events we participate in or host with members of the investment community on our investor relations website. Additionally, we provide notifications of news or announcements regarding our financial performance, including SEC filings, investor events, press and earnings releases, and blogs as part of our investor relations website. Further corporate governance information, including our corporate governance guidelines and code of business conduct and ethics, is also available on our investor relations website under the heading "Governance." The contents of our websites are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Item 1A. *Risk Factors*

Investing in our Class A common stock ("common stock") involves a high degree of risk. A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before making a decision to invest in our common stock. The risks and uncertainties described below may not be the only ones we face. If any of the risks actually occur, our business, results of operations and financial condition could be adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risk Factor Summary

Our business operations are subject to numerous risks and uncertainties, including those outside of our control, that could cause our business, results of operations, and financial condition to be harmed, including risks regarding the following:

Risks Related to Our Business and Industry
- *the impact of macroeconomic uncertainties;*
- *fluctuations in our quarterly results and our ability to meet securities analysts' and investors' expectations;*
- *the effectiveness of actions taken to restructure our business in alignment with our strategic priorities;*
- *our business unit reorganization and further changes to our business organization and reporting segments;*
- *our ability to maintain and grow our relationships with existing customers such that they increase their usage of our platform;*
- *our ability to attract new customers in a cost-effective manner;*
- *our ability to increase adoption of our products by enterprises;*
- *our ability to develop new products and enhancements that achieve market acceptance and adapt to changing technology and regulations, industry standards and interoperability requirements;*
- *the evolution of the markets for our products;*
- *our ability to effectively manage our growth;*
- *our ability to compete effectively in intensely competitive markets;*
- *our history of losses and uncertainty about our future profitability;*
- *our ability to hire, integrate and retain highly skilled personnel;*
- *our ability to maintain and enhance our brand and increase market awareness of our company and products;*
- *disruptions or deterioration in quality of service and connectivity by third-party service providers;*
- *failure to set optimal prices for our products;*
- *our international operations;*
- *our reliance on our largest customers to generate a significant amount of our revenue;*
- *our ability to integrate and achieve the expected benefits of acquisitions, partnerships and investments;*

Risks Related to Cybersecurity, Data Privacy and Intellectual Property
- *any breaches of our networks or systems, or those of Amazon Web Services ("AWS") or our service providers;*
- *our actual or perceived failure to comply with increasingly stringent laws, regulations and obligations relating to privacy, data protection and data security;*
- *our ability to protect our intellectual property rights;*
- *our use of open source software;*
- *our reliance on third-party technology and intellectual property;*

- *our use of AI technologies in our platform and business;*

Risks Related to Legal and Regulatory Matters

- *our ability to comply with telecommunications-related regulations, and the impact of future legislative or regulatory actions;*
- *our ability to obtain or retain geographical, mobile, regional, local or toll-free numbers and to effectively process requests to port such numbers in a timely manner due to industry regulations;*
- *federal and state legislation and international laws imposing obligations on the senders of commercial emails;*
- *fraudulent or illegal usage of or activity relating to our products;*
- *changes in laws and regulations related to the Internet or its infrastructure;*
- *compliance with applicable laws and regulations, including export control, economic trade sanctions, and anti-corruption regulations;*
- *standards imposed by private entities and inbox service providers that interfere with the effectiveness of our platform;*
- *any legal proceedings or claims against us;*

Risks Related to Financial and Accounting Matters

- *exposure to foreign currency exchange rate fluctuations;*
- *our substantial indebtedness that may decrease our business flexibility;*
- *our ability to obtain additional capital to support our business and its availability on acceptable terms;*
- *the accuracy of our key metrics, and assumptions and estimates used to calculate them;*
- *the accuracy of our estimates and judgments related to our critical accounting policies;*
- *changes in accounting standards that may cause adverse financial reporting fluctuations;*
- *the possibility that our goodwill or intangible assets could become impaired;*
- *our failure to maintain an effective system of disclosure controls and internal control over financial reporting;*

Risks Related to Tax Matters

- *our ability to use our net operating losses and certain other tax attributes to offset future taxable income and taxes;*
- *additional tax liabilities or potentially adverse tax consequences on our global operations and structure;*
- *changes in tax rules and regulations;*

Risks Related to Ownership of Our Common Stock

- *volatility of the trading price of our common stock;*
- *potential decline in the market price of our common stock due to substantial future sales of shares;*
- *the possibility that we may not realize the anticipated long-term stockholder value of our share repurchase program;*
- *securities or industry analysts changing their recommendations regarding our common stock;*
- *anti-takeover provisions contained in our governing documents and the exclusive forum provision in our bylaws;*

General Risks

- *the occurrence of natural catastrophic events and other events beyond our control; and*
- *our initiatives, goals, commitments, and disclosures related to ESG matters.*

Risks Related to Our Business and Our Industry

Global economic and political conditions, including macroeconomic uncertainties, may continue to adversely impact our business, results of operations and financial condition.

Global economic and business activities continue to face widespread macroeconomic uncertainties, including changes in the labor market and supply chain disruptions, inflation and monetary supply shifts, volatility in the banking and financial services sectors, and recession risks, which may continue for an extended period. Additionally, the instability in the geopolitical environment in many parts of the world, including from the war in Ukraine and conflict in the Middle East, may continue to cause or exacerbate uncertain economic conditions. These macroeconomic conditions have resulted in, and may continue to result in, decreased business spending by our current and prospective customers and business partners, reduced demand for or usage of our products, lower renewal rates by our customers, longer or delayed sales cycles, including current and prospective customers delaying contract signing or contract renewals, reduced budgets or minimum commitments related to the products that we offer, or delays in customer payments or our ability to collect accounts receivable, all of which could have an adverse impact on our business, results of operations and financial condition.

The current macroeconomic environment has constrained the budgets and financial resources of some of our current and prospective customers, which has caused them to become more budget-conscious and to delay and/or reduce spending. Given that a majority of our revenue is usage-based and impacted by general consumer sentiment and activity, our business may be more immediately and severely impacted by adverse macroeconomic conditions than those that rely primarily on software-as-a-service ("SaaS") subscription revenue. The current macroeconomic environment has caused certain of our Communications customers to reduce or terminate their usage of our products without notice or termination charges, which has negatively impacted, and, despite recent stabilization in usage volumes, may in the future negatively impact, our Communications revenue. Similarly, the current macroeconomic environment has caused certain of our Segment and other subscription-based customers to renegotiate existing contracts on less advantageous terms to us than those currently in place, reduce or limit their contract value, default on payments due on existing contracts, or fail to renew at the end of their current contract term, which has had, and may continue to have, a negative impact on our revenue. A prolonged economic slowdown could exacerbate these negative effects on revenue and revenue growth in both our Communications and Segment business units. Additionally, when customers fail to pay us or reduce their spending with us, we may be adversely affected by an inability to collect amounts due, the costs of enforcing the terms of our contracts, including through litigation, and/or a reduction in revenue. For example, in February 2023, one of our customers, Oi SA, a Brazilian telecom company, initiated reorganization proceedings in a Brazilian bankruptcy court as well as a secondary proceeding under Chapter 15 in the United States and exposed us to risks on collections of pre-petition receivables and ongoing revenue.

Many of our customers are in industries that have been negatively impacted by recent macroeconomic conditions, including customers in social media, cryptocurrencies, retail and e-commerce, consumer packaged goods, direct-to-consumer and other industries dependent on consumer spending, and the concentration of our customer base within these industries could exacerbate the effects of weakening macroeconomic conditions on our business. For example, we have experienced declines in usage of our Communications products by customers in industries negatively impacted by macroeconomic conditions which, despite recent stabilization in usage volumes, could reoccur or worsen in the future. We have also generally experienced, and expect to continue to experience to varying degrees, longer sales cycles when engaging with current and potential customers in such industries. Our customers include many small and medium-sized businesses, which have been, and may continue to be, adversely affected by the macroeconomic conditions and uncertainties to a greater extent than larger enterprises with greater financial resources. If the effects of the current macroeconomic environment continue to adversely affect our business and the businesses of our current and prospective customers, our results of operations and financial condition may continue to be harmed, and many of the other risks described in this "Risk Factors" section will be exacerbated.

Our quarterly and annual results of operations have fluctuated in the past and may continue to do so in the future. As a result, we may fail to meet securities analysts' and investors' expectations, which could cause the price of our common stock to decline.

Our quarterly and annual results of operations have fluctuated in the past and may continue to do so in the future due to a variety of factors, many of which are outside of our control. These fluctuations and the related impacts to any earnings guidance we may issue from time to time could cause the price of our common stock to change significantly or experience declines. In addition to the other risks described in this "Risk Factors" section, some of the factors that may result in fluctuations to our results of operations include:

- fluctuations in demand for, pricing of, or usage of, our products, including due to the effects of global macroeconomic conditions, competition, and differing levels of demand for our products based on changing customer priorities, resources, financial conditions and economic outlook;

- general economic conditions, including a downturn or recession, rising inflation and interest rates, and geopolitical uncertainty and instability;

- changes in the organization of our business units;

- the amount and timing of costs, and any adverse effects associated with, our workforce reductions;

- our ability to attract and retain new customers, obtain renewals from existing customers and cross-sell or otherwise increase revenue from existing customers;

- our ability to introduce new products and enhance existing products;

- our ability to leverage more of our self-service capabilities for customers;

- competition and the actions of our competitors, including pricing changes and the introduction of new technologies, products, services and geographies;

- significant security breaches or incidents impacting our platform, or interruptions to the delivery and use of our products;

- changes in cloud infrastructure, network services and other third-party technology, including the fees charged by their providers;

- the productivity of our sales force;

- the length and complexity of the sales cycle for certain of our products or customers;

- changes in the mix of products that our customers use during a particular period;

- seasonal trends in consumer activity;

- changes in the mix or amount of products sold in the United States versus internationally;

- the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business;

- expenses in connection with mergers, acquisitions, dispositions, or other strategic transactions;

- the timing of customer payments and our ability to collect accounts receivable from customers;

- increases in inflation and our ability to control costs, including our operating expenses;

- the amount and timing of costs associated with recruiting, training and integrating new employees, and retaining existing employees;

- changes in foreign currency exchange rates and our ability to effectively hedge our foreign currency exposure;

- extraordinary expenses such as litigation or other dispute-related settlement payments;

- changes in laws, industry standards and regulations that affect our business;

- sales tax and other tax determinations by authorities in the jurisdictions in which we conduct business;

- the impact of new accounting pronouncements; and

- fluctuations in stock-based compensation expenses.

The occurrence of one or more of the foregoing and other factors may cause our results of operations to vary significantly. As such, comparing our operating results on a period-to-period basis may not be meaningful and should not be relied upon as an indication of future performance. In addition, a significant percentage of our operating expenses is fixed in nature and is based on forecasted revenue trends. Accordingly, in the event of a revenue shortfall, we may not be able to mitigate the negative impact on our net income (loss) and margins in the short term. If we fail to meet or exceed the expectations of investors or securities analysts, then the trading price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits, which, in turn, could harm our business, results of operations and financial condition.

Actions that we are taking to restructure our business in alignment with our strategic priorities may not be as effective as anticipated.

In December 2023, we reduced our workforce by approximately 5%, after reducing our workforce by approximately 11% and approximately 17% in September 2022 and February 2023, respectively. While our reductions in force and other efforts to restructure our business were designed to streamline operations, reduce operating costs, improve operating margins, and realign our selling capacity, we may encounter challenges in the execution of these efforts that could prevent us from recognizing the intended benefits of such efforts or otherwise adversely affect our business, results of operations and financial condition.

As a result of the reductions in force, we have incurred, and may continue to incur, additional costs in the short term, including cash expenditures for employee transitions, notice period and severance payments, employee benefits and related facilitation costs, as well as non-cash expenditures related to vesting of share-based awards. These additional cash and non-cash expenditures could have the effect of reducing our operating margins. Our reductions in force may result in unintended consequences, including employee attrition beyond our intended reduction in force; damage to our corporate culture and decreased employee morale among our remaining employees; diversion of management attention; damage to our reputation as an employer, which could make it more difficult for us to hire new employees in the future; and the loss of institutional knowledge and expertise of departing employees. If we experience any of these adverse consequences, our reductions in force and other restructuring efforts may not achieve or sustain their intended benefits, or the benefits, even if achieved, may not be adequate to meet our long-term profitability and operational expectations, which could adversely affect our business, results of operations and financial condition. In addition, our reductions in force and other restructuring efforts could lead us to fail to meet, or cause delays in meeting, our operational and growth targets. While positions have been eliminated, functions that they performed remain necessary to our operations, and we may be unsuccessful in effectively and efficiently distributing the duties and obligations of departed employees among our remaining employees. The reduction in our workforce could also prevent us from pursuing new opportunities and initiatives or require us to adjust our growth strategy. As part of our reductions in force, we have reduced the size of our sales force to drive further efficiencies in our sales operations. With a smaller workforce, we are relying more heavily on our self-service model to drive sales of our Communications products to customers that do not require direct account coverage. Our self-service capabilities may not be as successful as we anticipate, and similarly, our efforts to accelerate Segment sales may not be effective or may take longer than we expect to drive growth. If we experience any of these adverse consequences, our reductions in force and other restructuring efforts may not achieve or sustain their intended benefits, or the benefits, even if achieved, may not be adequate to meet our long-term profitability and operational expectations, which could adversely affect our business, results of operations and financial condition.

As we continue to identify areas of cost savings and operating efficiencies, we may consider implementing further measures to reduce operating costs and improve operating margins. We may not be successful in implementing such initiatives, including as a result of factors beyond our control. If we are unable to realize the anticipated savings and efficiencies from our reductions in force, other restructuring efforts and future strategic initiatives, our business, results of operations and financial condition could be harmed.

In the first quarter of 2023, we reorganized our business into business units, and we have since adopted a two-segment reporting structure and further modified our business units and reporting segments. These changes may be disruptive to our business and may not have the desired effects.

In the first quarter of 2023, we reorganized our business into two business units—Communications and Data & Applications—to enable us to develop the organization and systems to successfully operate a multi-product business and to better align our sales resources with customer and market opportunities. In addition, as the business units were created based on how management views and evaluates our business, beginning with the quarter ended June 30, 2023, we changed our operating and reporting segment structure from one reportable segment to two reportable segments and revised our prior period presentation to conform to the new segments. In the fourth quarter of 2023, we modified the organization of our business units by moving Flex and Marketing Campaigns from Data & Applications to Communications, and we subsequently renamed Data & Applications to Segment.

Our business unit reorganization and changes in our segment reporting structure have required, and will continue to require, significant expenditures, allocation of valuable management resources, and significant demands on our operational and financial infrastructure. This could lead to a number of risks, including: actual or perceived disruption of service or reduction in service standards to our customers; the failure to preserve adequate internal controls as we reorganize our general and administrative functions, including our information technology and financial reporting infrastructure; the failure to preserve partnership, sales and other important relationships and to resolve conflicts that may arise; loss of sales as we eliminate certain sales positions, reorganize our sales teams into business units, and improve and expand our use of self-service capabilities; failure to develop effective cross-selling motions between the businesses; failure of the business units to drive efficiencies and leverage; diversion of management attention from ongoing business activities and core business objectives in order to manage operational changes; and the failure to maintain our corporate culture, employee morale and productivity, and to retain highly skilled employees due to reductions in our workforce and changes in leadership structure. Because of these and other factors, we cannot predict whether we will realize the purpose and anticipated benefits of our business reorganizations and segment reporting changes, and any similar changes in the future, and if we do not, our business, results of operations and financial condition could be adversely affected.

We are currently conducting an operational review of our Segment business, which we expect to complete in March 2024 and which could result in further changes to our Segment business.

There is no guarantee that investors, analysts or the market will understand or favorably view the changes we make to our financial reporting in connection with the shift from one to two segments or that any such changes will have the desired effect. Failure of investors or analysts to understand our revised segment reporting structure may negatively affect their ability to understand our business and operating results, which could adversely affect our stock price. In addition, we test for goodwill impairment at the reporting unit level and consider the difference between the fair value of a reporting unit and its carrying value when determining whether any impairment exists. There can be no assurance that changes to our segment reporting structure and business units will not result in impairment charges in future periods, which could harm our operating results.

Our business depends on customers increasing their use of our products, and a loss of customers or decline in their use of our products could adversely affect our business, results of operations and financial condition.

Our revenue grows as customers increase their usage of a product, extend their usage of a product to new applications or adopt a new product that we offer. The majority of our revenue is usage-based and our ability to grow and generate incremental revenue depends, in part, on our ability to maintain and grow our relationships with existing customers and to have them increase their usage of our products. If our customers do not increase their use of our products, then our revenue may decline or grow at rates lower than expected. Most of our usage-based customers do not have long-term contractual financial commitments to us and, therefore, may reduce or cease their use of our products at any time without penalty or termination charges. Our subscription-based customers generally base their contract value on anticipated usage, and if their anticipated levels of usage are not met, they may reduce their contract value or choose not to renew their contract upon its expiration.

Customers may terminate or reduce their use of our products for any number of reasons, including dissatisfaction with our products or with the value proposition of our products, our inability to meet their needs and expectations, their use of competitors' products, macroeconomic conditions, or reductions in their budgets. Additionally, prior instances of disruptions in our cloud communications platform impacted our customers' ability to use products on our platform for up to several hours at a time. Issues with our products have caused, and may in the future cause, us to incur certain costs associated with offering credits to our affected customers, which have had, and in the future may have, an adverse impact on customer satisfaction and our ability to retain or attract customers.

Additionally, we believe our ability to provide customers with high-quality, effective customer support services at all stages of the process is a crucial component of maintaining customer satisfaction, generating increased customer usage of our products and ultimately retaining customers. If we are unable to effectively assist our customers, it could adversely affect our ability to retain existing customers and could disincentivize prospective customers from adopting our products. The resources we dedicate to customer service at a particular time may prove insufficient, such as in the event we are unable to respond quickly enough to accommodate short-term increases in demand for customer support. We also may be unable to modify the nature, scope and delivery of our customer support in order to compete with changes in the support services provided by our competitors. Our sales are highly dependent on our business reputation and on positive recommendations from our customers. If we are unable to provide high-quality customer support, or if there is a market perception that we do not maintain high-quality customer support, it could erode the trust of current and potential customers and adversely affect our reputation.

Customer usage of our products depends on factors generally outside of our control, including macroeconomic conditions, so it is difficult to accurately predict customers' usage levels. The loss of customers or reductions in their usage levels of our products may each have a negative impact on our business, results of operations and financial condition. Our Dollar-Based Net Expansion Rate has recently declined as compared to prior periods, and it may continue to decline in the future if customers are not satisfied with our products and related customer service experience, the value proposition of our products or our ability to meet their needs and expectations, or due to macroeconomic conditions or reductions in customers' budgets. If a significant number of customers cease using, or reduce their usage of our products, including due to cost-saving measures in the face of macroeconomic uncertainty or changes in the competitive landscape, then we may be required to spend significantly more on sales and marketing than we currently expect in order to maintain or increase revenue from customers. Such additional sales and marketing expenditures could adversely affect our business, results of operations and financial condition.

If we are unable to attract new customers or sell additional products to our existing customers in a cost-effective manner, our business, results of operations and financial condition would be adversely affected.

To grow our business, we must continue to attract new customers in a cost-effective manner, increase revenue from existing customers, and increase gross profits, each of which depends in part on our ability to increase adoption and usage of our products, and successfully market new products, including products with higher gross margins, in a cost-effective manner. We use a variety of marketing channels to promote our products and platform, such as developer events and developer evangelism, search engine marketing and optimization, regional customer events, email campaigns, billboard advertising and public relations initiatives. If the costs of the marketing channels we use increase, then we may choose to use alternative and less expensive channels, which may not be as effective as the channels we currently use. We have made in the past, and may make in the future, significant expenditures and investments of time and resources in new marketing campaigns and sales motions, and we cannot guarantee that any such investments will lead to wider adoption of our products or to the cost-effective acquisition of additional customers. In addition, new products that we develop may require increasingly sophisticated and more costly sales efforts and result in a longer sales cycle. If we are unable to maintain effective marketing programs, our ability to efficiently attract new customers could be adversely affected, and we may not be able to attract the number and types of new customers we are seeking. In addition, we are continuing to improve and expand our use of self-service capabilities, particularly for our Communications API customers, which may not be as effective as we anticipate in driving adoption or increased usage of our products. If we are unable to successfully increase adoption and usage of our existing and new products, or if our efforts to increase the usage of our products are more expensive or time-consuming than we expect, then our business, results of operations and financial condition would be adversely affected.

If we are unable to increase adoption of our products by enterprises, our business, results of operations and financial condition may be adversely affected.

Historically, a majority of our revenue has been generated as a result of software developers adopting our Communications API products through our self-service model. Our ability to increase our customer base, especially among enterprises, and achieve broader market acceptance of our products will depend, in part, on our ability to effectively organize, focus and train our sales, marketing and other employees. Our ability to convince enterprises to adopt our products will depend, in part, on our ability to attract and retain sales employees with experience selling to enterprises. We believe that there is significant competition for experienced sales professionals with the skills and technical knowledge that we require. Even if we are successful in hiring qualified sales employees, new hires require significant training and experience before they achieve full productivity, particularly for sales efforts targeted at enterprises and new territories. Our recent hires and planned hires may not become as productive as quickly as we expect, and we may encounter difficulties or be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do business. Because we do not have a long history of targeting our sales efforts at enterprises, we cannot predict whether, or to what extent, our sales will increase as we organize and train our sales force or how long it will take for sales employees to become productive.

As we seek to increase the adoption of our products by enterprises, including Segment and Engage, which are primarily aimed at complex customer data platform implementations at larger companies, we expect to incur higher costs and longer sales cycles. In the enterprise market segment, the decision to adopt our products may require the approval of multiple technical and business decision makers, including legal, security, compliance, procurement, operations and information technology ("IT"). In addition, while enterprise customers may quickly deploy our products on a limited basis, before they will commit to deploying our products at scale, they often require extensive education about our products and significant customer support time and also engage in protracted pricing and contract negotiations, which may be exacerbated by changing inflationary pressure and reduced IT budgets and may result in higher costs and longer sales cycles. In addition, sales cycles for enterprises are inherently more complex and less predictable than the sales through our self-service model, and some enterprise customers may not use our products enough to generate revenue that justifies the cost to obtain such customers. These complex and resource-intensive sales efforts could place additional strain on our product and engineering resources. Further, enterprises, including some of our existing customers, may choose to develop their own solutions that do not include our products. They may also demand reductions in pricing as their usage of our products increases, notwithstanding increased costs incurred by us to provide such products, which could have an adverse impact on our gross margin. Additionally, we have experienced, and may continue to experience, certain of our customers failing to renew their contracts with us, reducing or limiting their contract values, and engaging in longer sales cycles as these customers focus on general cost reductions in the face of macroeconomic uncertainty. As a result of our limited experience selling and marketing to enterprises, our efforts to sell to these potential customers may not be successful. If we are unable to increase the revenue that we derive from enterprises, then our business, results of operations and financial condition may be adversely affected.

Our future success depends, in part, on our ability to develop new products and product enhancements that achieve market acceptance, as well as adapt and respond effectively to rapidly changing technology and regulations, dynamic industry standards, and evolving interoperability requirements.

Our ability to attract new customers and increase revenue from existing customers depends in large part on our ability to enhance and improve our existing products and to introduce compelling new products that reflect the changing nature of our markets, technology, industry standards, and customer needs and preferences. The success of any enhancements or new products we introduce depends on several factors, including timely completion, adequate quality testing, actual performance quality, market-accepted pricing levels and overall market acceptance. Enhancements and new products that we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, may require reworking features and capabilities, may have interoperability difficulties with our platform or other products or may not achieve the broad market acceptance necessary to generate significant revenue or increase our gross profits. Furthermore, our ability to increase the usage of our products depends, in part, on the development of new use cases for our products, which is typically driven by our developer community and may be outside of our control.

The markets for our products, including the market for communications in general and cloud communications in particular, are subject to rapid technological change, evolving industry standards, and changing regulations, as well as changing customer needs, requirements and preferences. These are all uncertain and we cannot predict the consequences, effects, or introduction of new, disruptive, emerging technologies or the manner and pace at which our markets develop over time, and our ability to compete in these markets depends on predicting and adapting to these changing circumstances. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis, and anticipating these factors requires that we allocate significant resources without any guarantee that any such investments and efforts will result in initial or enhanced adoption of our products in the marketplace. For example, with the development of next-generation solutions that utilize new and advanced features, including AI and ML, we expect to commit significant resources to developing new products and enhancements incorporating AI and ML, and there is no guarantee that our investments and efforts will result in wider adoption of our products in the marketplace. If new technologies emerge that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely or if new products are introduced into the market that could render our existing products obsolete, such technologies and products could adversely impact our ability to compete effectively and may lead to customers reducing or terminating their usage of our products. For example, if user authentication practices evolve to reduce or eliminate the use of one-time passwords, our revenue could be adversely affected.

Additionally, the success of our existing products and any new products we introduce depends, in part, on our ability to integrate them with third-party products used by us or our customers. The providers of such third-party products may modify the features, functionality, pricing, and other terms and conditions with respect to such products in a manner adverse to us and to our customers that use such third-party products in connection with our products. If we are unable to maintain the integrations between our products and such third-party products, our ability to meet the needs and expectations of our current and prospective customers could be adversely affected, which could adversely affect our business. Our platform must integrate with and leverage a variety of infrastructure, network, hardware, mobile and software platforms and technologies, and we need to continuously modify and enhance our products and platform to adapt to changes and innovation in these technologies. For

example, Apple, Google, Yahoo and other cell-phone operating system providers or inbox service providers have developed, and may in the future develop, new applications or functions intended to filter spam and unwanted phone calls, messages or emails. Third party platforms may also implement changes to their privacy policies or practices that may adversely impact us or our customers. In addition, our network service providers may adopt new filtering technologies in an effort to combat spam or robocalling. Such technologies may inadvertently filter desired messages or calls to or from our customers. If cell-phone operating system providers, network service providers, our customers or their end users adopt new software platforms or infrastructure, we may be required to develop new versions of our products to work with those new platforms or infrastructure. This development effort may require significant resources, which would adversely affect our business, results of operations and financial condition. Any failure of our products and platform to operate effectively with evolving or new platforms and technologies could reduce the demand for our products. If we are unable to respond to these changes in a cost-effective manner, our products may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition could be adversely affected.

If we are unable to successfully and cost-effectively increase adoption and usage of our existing products, develop and drive adoption of new products, maintain integrations with third-party products, or anticipate and keep pace with changes in technology, customers' needs, customers' expectations, and industry standards, our business, results of operations and financial condition would be adversely affected.

The markets for our products continue to evolve and may decline or experience limited growth.

The markets for our products continue to evolve, which makes our business and future prospects difficult to evaluate. If current and prospective customers do not recognize the need for and benefits of our products and platform, they may decide to adopt alternative products and services to satisfy some portion of their business needs. In order to grow our business and extend our market position, we intend to focus on educating developers and enterprises about the benefits of our products and platform, expanding and improving the functionality of our products and bringing new technologies to market to increase market acceptance and use of our platform. Our growth will depend, in part, on our ability to expand the markets that our products address. Our ability to do so depends upon a number of factors, including the cost, performance and perceived value associated with such products and platform. The markets for our products and platform could fail to grow significantly, or at all, or there could be a reduction in demand for our products as a result of any number of factors, including a lack of customer acceptance, technological challenges, competing products and services, decreases in spending by current and prospective customers, weakening macroeconomic conditions, and other causes. If these markets do not experience significant growth or demand for our products decreases, then our business, results of operations and financial condition could be adversely affected.

If we fail to effectively manage our growth, then our business, results of operations and financial condition could be adversely affected.

Although we cannot provide any assurance that our business will continue to grow at the same rate or at all in the future, we have experienced substantial growth in our business and operations in recent years, which has placed, and may continue to place, significant demands on our management and our operational and financial resources, especially as we continue to focus on improving our operating efficiency. Although we have conducted workforce reductions in the past, we may experience employee growth in the future. We have also experienced significant growth in the number of customers, usage and amount of data that our platform and associated infrastructure support. As a result of this growth, our organizational structure is becoming more complex as we improve our operational, financial and management controls as well as our reporting systems and procedures. The expansion of our systems and infrastructure, as well as the changes arising from our business reorganizations, has required, and will continue to require, us to commit substantial financial, operational, and technical resources. Our revenue may not increase as a result of our investments in these areas and, if revenue does increase, it may not increase enough to offset these investments, or it may take several periods before we begin to see the benefits of these investments. If we are unable to adequately manage our growth and other business changes in a manner that preserves the key aspects of our corporate culture, including as a result of our past reductions in force and the reorganization of our business, the quality and performance of our products may suffer, which could negatively affect our brand, reputation and ability to retain and attract customers and employees. Finally, if we are unable to maintain reliable service levels for our customers or if the level of efficiency in our organization suffers as we grow and transform our operating model, then our business, results of operations and financial condition could be adversely affected.

We continue to scale the capacity of, and enhance the capability and reliability of, our technical infrastructure to support increased activity on our platform. Any failure to maintain performance, reliability, security, integrity and availability of our products and infrastructure to the satisfaction of our customers may harm our reputation and our ability to retain existing customers or attract new customers. If we fail to efficiently scale and manage our infrastructure, or if our customers experience service disruptions or outages, our business, financial condition and operating results may be adversely impacted.

The markets in which we participate are intensely competitive, and if we do not compete effectively, our business, results of operations and financial condition could be harmed.

The markets for our products are rapidly evolving, significantly fragmented and highly competitive, with relatively low barriers to entry in some segments. The principal competitive factors in our market include completeness of offering, credibility with customers, global reach, ease of integration and programmability, product features, platform scalability, reliability, deliverability, security and performance, brand awareness and reputation, the strength of sales and marketing efforts, customer support, and the cost of deploying and using products. In our Communications business, our competitors are primarily (i) CPaaS companies that offer communications products and applications, (ii) other software companies that compete with portions of our communications product line, and (iii) regional network service providers that offer limited developer functionality on top of their own physical infrastructure. In our Segment business, our competitors are primarily (i) SaaS companies and marketing cloud platform vendors that offer bundled applications and platforms, (ii) CRM and customer experience vendors and (iii) standalone customer data platform vendors.

Some of our competitors and potential competitors are larger and have greater name recognition, longer operating histories, more established customer relationships, larger budgets, lower operating costs, and significantly greater resources than we do. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, customer requirements or changing economic conditions. Our competitors may also offer products or services that address one or a limited number of functions at lower prices, with greater depth than our products or in different geographies. Our current and potential competitors may develop and market new products and services with comparable functionality to our products, and this could lead to us having to decrease prices in order to remain competitive.

With the introduction of new products and services and new market entrants, we expect competition to intensify in the future. As we expand the scope of our products, we may face additional competition and, in some cases, may find our products in competition with those of our customers, which could cause them to replace our products with competitive offerings. If one or more of our competitors were to merge or partner with another of our competitors or our suppliers, the change in the competitive landscape could also adversely affect our ability to compete effectively. For example, certain of our competitors have engaged in acquisition activity and we expect that our competitors will continue to evaluate the acquisition of companies and technologies that could increase competition with our products in the future. In addition, some of our competitors have lower list prices than us, which may be attractive to certain customers even if those products have different or lesser functionality. Pricing pressures and increased competition generally could result in reduced revenue, reduced margins, increased losses or the failure of our products to achieve or maintain widespread market acceptance, any of which could harm our business, results of operations and financial condition.

Our business, results of operations and financial condition also depends, in part, on our ability to establish and maintain relationships through resellers, distributors, and strategic partners. A portion of our revenue is derived from sales made by these partners and any one of them may later decide to sell their own products or those of third parties that may be competitive with our products. A loss or reduction in sales of our products through these third-party intermediaries could adversely affect our revenue and other results of operations.

We have a history of losses and may not achieve or sustain profitability in the future.

We have incurred net losses in each year since our inception, including net losses of $1.0 billion, $1.3 billion and $949.9 million in the years ended December 31, 2023, 2022 and 2021, respectively. We had an accumulated deficit of $5.1 billion as of December 31, 2023. We will need to generate and sustain increased revenue levels, and manage our operating expenses, in future periods to become profitable and achieve our stated profitability goals and, even if we do, we may not be able to maintain or increase our level of profitability. We expect to continue to expend substantial financial and other resources on, among other things: investments in our engineering team; improvements in security and data protection; the development of new products, features and functionality and enhancements to our platform; sales and marketing; expansion of our operations and infrastructure, both domestically and internationally; and general administration, including legal, accounting and other expenses related to being a public company. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue enough to offset our associated operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described herein, and unforeseen expenses, difficulties, complications and delays and other unknown events. If we are unable to achieve and sustain profitability, or if we incur significant losses, the value of our business and common stock may significantly decrease.

We depend largely on the continued services of highly skilled personnel, including our senior management and other key employees, and the inability to attract, integrate or retain such employees could adversely affect our business, results of operations and financial condition.

Our future performance depends on the continued services and contributions of highly skilled personnel, including our senior management and other key employees, to execute on our business plan, to develop our products and platform, to deliver our products to customers, to attract and retain customers and to identify and pursue opportunities to expand our business. We believe that there is, and will continue to be, intense competition for highly skilled management, technical, sales and other employees with experience in our industry. In addition, we have conducted reductions in force and experienced and may continue to experience employee attrition, which could significantly delay or prevent the achievement of our business objectives, and any resulting influx of new employees may require us to expend time, attention and resources to recruit and retain employees, restructure parts of our organization and train and integrate new personnel. If we fail to effectively manage attrition, and to hire, integrate and adequately incentivize our personnel, our efficiency and ability to meet our operational and growth targets, as well as our corporate culture, employee morale, productivity and retention, could suffer, and our business and operating results would be adversely impacted.

Additionally, loss of services of senior management or other key employees could significantly delay or prevent the achievement of our development and strategic objectives. In January 2024, our co-founder, Jeff Lawson, resigned as Chief Executive Officer and as a member of our board of directors, and Khozema Shipchandler, our former President, Twilio Communications, was appointed as Chief Executive Officer and as a member of our board of directors. We will incur various expenses in connection with the transition and we may face challenges in connection with the transition, such as potential changes to our strategy, corporate culture, and other changes in our management structure or roles. Any of our executive officers may terminate employment with us at any time with no advance notice. We have experienced, and may continue to experience, high attrition among our senior management team and key employees. The replacement of any of our senior management or other key employees will involve significant time and costs, and any loss of services of any such key employee for any reason could significantly delay or prevent the achievement of our business objectives and could adversely affect our business, results of operations and financial condition.

The labor market for our business is subject to external factors that are beyond our control, including our industry's highly competitive market for skilled workers and leaders. We must provide competitive compensation packages and a high-quality work environment to hire, retain and motivate employees. Volatility in, or the actual or perceived lack of performance of, our stock price may affect our ability to attract, motivate and retain key employees. In September 2022, February 2023 and December 2023, we implemented reductions in force, which may have an impact on our ability to hire, retain and motivate employees. If we are unable to retain and motivate our existing employees and attract qualified employees to fill key positions, we may be unable to manage our business effectively, including the development, marketing and sale of our products, which could adversely affect our business, results of operations and financial condition.

If we are not able to maintain and enhance our brand and increase market awareness of our company and products, then our business, results of operations and financial condition may be adversely affected.

We believe that maintaining and enhancing the "Twilio" brand identity and increasing market awareness of our company and products, particularly among developers and enterprises, is critical to achieving widespread acceptance of our platform, to strengthening our relationships with our existing customers and to our ability to attract new customers. The successful promotion of our brand will depend largely on our continued marketing efforts, our ability to continue to offer high-quality products, and our ability to successfully differentiate our products and platform from competing products and services. Our brand promotion and thought leadership activities may not be successful or yield increased revenue. In addition, independent industry analysts often provide reviews of our products and competing products and services, which may significantly influence the perception of our products in the marketplace. If these reviews are negative or not as strong as reviews of our competitors' products and services, then our brand may be harmed.

The promotion of our brand also requires us to make substantial expenditures, and we anticipate that these expenditures will increase as our markets become more competitive and as we expand into new markets. To the extent that these activities increase revenue, this revenue still may not be enough to offset the increased expenses we incur.

To deliver our products, we rely on network service providers and internet service providers for our network service and connectivity, and disruption or deterioration in the quality of these services or changes in network service provider fees that we pay in connection with the delivery of communications on our platform could adversely affect our business, results of operations and financial condition.

We currently interconnect with fixed and mobile network service providers around the world to enable the use by our customers of our products over their networks. Although we are in the process of acquiring authorization in many countries for direct access to phone numbers and for the provision of voice and messaging services on the networks of fixed and mobile network service providers, we expect that we will continue to rely on network service providers for these services. Where we do not have direct access to phone numbers, our reliance on network service providers has reduced our operating flexibility, ability to make timely service changes and control quality of service. In addition, the fees that we are charged by network service providers may change daily or weekly and we can be subject to the imposition of additional fees, penalties, or other administrative or technical requirements, and even service interruption, due to regulatory, competitive, or other industry related changes over which we have little to no control. We typically do not change our customers' pricing as rapidly and, as a result, such fee increases could adversely affect our business and results of operations.

For example, in recent years, multiple major U.S. mobile carriers have introduced A2P SMS service offerings that added a new fee for A2P SMS messages delivered to their respective subscribers, and, from time to time, other U.S. mobile carriers have added similar fees. While we have historically responded to these types of fee increases through a combination of further negotiating efforts with our network service providers, absorbing the increased costs or passing the fees through to customers, there is no guarantee that we will continue to be able to respond in these ways in the future without a material negative impact to our business. Passing these fees through to our customers typically has the effect of increasing our Communications revenue and cost of revenue, but typically does not impact the gross profit dollars received for sending these messages and, as a result, has a negative impact on our gross margins. Additionally, our ability to respond to any new fees may be constrained if all network service providers in a particular market impose equivalent fee structures, if the magnitude of the fees is disproportionately large when compared to the underlying prices paid by our customers, or if the market conditions limit our ability to increase the price we charge our customers.

Furthermore, many of these network service providers do not have long-term committed contracts with us and may interrupt services or terminate their agreements with us without notice. If a significant portion of our network service providers stop providing us with access to their infrastructure, fail to provide these services to us on a cost-effective basis, cease operations, or otherwise terminate these services, the delay caused by qualifying and switching to other network service providers could be time consuming and costly and could adversely affect our business, results of operations and financial condition. Further, if problems occur with our network service providers, it may cause errors, service outages, or poor-quality communications on our products, and we could encounter difficulty identifying the source of the problem. The occurrence of errors, service outages, or poor-quality communications on our products, whether caused by our platform or a network service provider, may result in the loss of our existing customers or the delay of adoption of our products by potential customers and may adversely affect our business, results of operations and financial condition.

Further, we sometimes access network services through intermediaries who have direct access to network service providers. Although we are in the process of securing direct connections with network service providers in many countries, we expect that we will continue to rely on intermediaries for these services for some period of time. These intermediaries sometimes have offerings that directly compete with our products and may stop providing services to us on a cost-effective basis. If a significant portion of these intermediaries stop providing services or stop providing services on a cost-effective basis, our business could be adversely affected.

We also interconnect with internet service providers around the world to enable the use of our email products by our customers, and we expect to continue to rely on internet service providers for network connectivity going forward. Our reliance on internet service providers reduces our control over quality of service and exposes us to potential service outages and rate fluctuations. The occurrence of poor-quality of service or service outages on our products may result in the loss of our existing customers or the delay of adoption of our products by potential customers and may adversely affect our business, results of operations and financial condition. Similarly, if a significant portion of our internet service providers stop providing us with access to their network infrastructure, fail to provide access on a cost-effective basis, cease operations, or otherwise terminate access, the delay caused by qualifying and switching to other internet service providers could be time consuming and costly and could adversely affect our business, results of operations, and financial condition.

Failure to set optimal prices for our products could adversely impact our business, results of operations and financial condition.

For certain of our products, we primarily charge our customers based on their usage of such products. One of the challenges of this usage-based pricing model is the variability of the fees that we pay to network service providers over whose networks we transmit communications. Such network fees can vary daily or weekly and are affected by volume and other factors that may be outside of our control, and which are difficult to predict. This can result in us incurring increased costs that we may be unable or unwilling to pass through to our customers, which could adversely impact our business, results of operations and financial condition. If we elect to pass through increased fees to our customers, it could adversely affect our relationship with our customers and our customers may look for lower cost alternatives.

We adjust the pricing models for our products from time to time and expect that we will continue to do so. Many of our usage-based customers enter into contracts with negotiated pricing, and our subscription customers are also subject to negotiated pricing. As competitors introduce new products or services that compete with ours or reduce their prices, we may be unable to attract new customers or retain existing customers based on our historical pricing. If we are required or choose to reduce our prices, it could adversely affect our business, results of operations and financial condition.

Our international operations expose us to risks inherent in global operations.

In the years ended December 31, 2023, 2022 and 2021, we derived 34%, 34% and 32% of our revenue from customer accounts located outside the United States, respectively. The future success of our business will depend, in part, on our ability to strategically maintain and expand our customer base worldwide. Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic and political risks in addition to those we face in the United States.

In addition, we face risks in doing business internationally that could adversely affect our business, including:

- inflation and actions taken by central banks to counter inflation;

- the difficulty of managing and staffing international operations and the increased operations, travel, infrastructure and legal compliance costs associated with servicing international customers and operating numerous international locations;

- our ability to effectively price our products in competitive international markets;

- new and different sources of competition or other changes to our current competitive landscape;

- potentially greater difficulty collecting accounts receivable and longer payment cycles;

- higher or more variable network service provider fees outside of the United States;

- the need to adapt and localize our products and support for specific countries;

- understanding, reconciling, and implementing technical controls to address, different technical standards, data privacy and telecommunications regulations, and registration and certification requirements outside the United States, which could prevent customers from deploying our products or limit their usage;

- our ability to comply with laws, regulations and industry standards relating to data privacy, data protection, data localization and data security, as well as sustainability and other ESG matters, enacted in countries and other regions in which we operate or do business, and the associated costs and management attention required to support such compliance;

- difficulties in understanding and complying with local laws, regulations and customs in non-U.S. jurisdictions;

- compliance with export controls and economic sanctions regulations administered by U.S. and foreign governmental entities in jurisdictions in which we operate, including the Department of Commerce's Bureau of Industry and Security and the Treasury Department's Office of Foreign Assets Control;

- compliance with various anti-bribery and anti-corruption laws such as the U.S. Foreign Corrupt Practices Act, as amended ("FCPA") and United Kingdom Bribery Act of 2010;

- changes in international trade policies, tariffs and other non-tariff barriers, such as quotas and local content rules;

- more limited protection for intellectual property rights in some countries;

- adverse tax consequences;

- fluctuations in currency exchange rates, which could increase the price of our products outside of the United States, increase the expenses of our international operations and expose us to foreign currency exchange rate risk;

- currency control regulations, which might restrict or prohibit our conversion of other currencies into U.S. dollars;

- restrictions on the transfer of funds;

- deterioration of political relations between the United States and other countries;

- the impact of natural disasters and public health epidemics or pandemics such as COVID-19 on employees, contingent workers, partners, travel and the global economy and the ability to operate freely and effectively in a region that may be fully or partially on lockdown; and

- political or social unrest, economic instability, conflict or war in a specific country or region in which we, our customers, partners or service providers operate, which could have an adverse impact on our operations in the region or otherwise have a material impact on regional or global economies, any or all of which could adversely affect our business.

Also, due to costs from our international operations and network service provider fees outside of the United States, which generally are higher than domestic rates, our Communications gross margin for international customers is typically lower than our Communications gross margin for domestic customers. As a result, our Communications gross margin has been, and may continue to be, adversely impacted by our international operations. Our failure to manage any of these risks successfully could harm our international operations, and adversely affect our business, results of operations and financial condition.

We currently generate significant revenue from our largest customers, and the loss or decline in revenue from any of these customers could harm our business, results of operations and financial condition.

In the years ended December 31, 2023, 2022 and 2021, our 10 largest Active Customer Accounts generated an aggregate of 10%, 12% and 11% of our revenue, respectively. If any of these customers, or other large customers, do not continue to use our products, use fewer of our products, or use our products in a more limited capacity, or not at all, our business, results of operations and financial condition could be adversely affected. Additionally, the usage of our products by customers that do not have long-term contracts with us may change between periods. Those with no long-term contract with us may reduce or fully terminate their usage of our products at any time without notice, penalty or termination charges, which may adversely impact our results of operations.

We may not realize potential benefits from our acquisitions, partnerships and investments because of difficulties related to integration, the achievement of synergies, and other challenges.

We have acquired and invested in businesses and technologies that are complementary to our business through acquisitions, partnerships or investments, and we expect to continue to selectively evaluate strategic opportunities in the future. There can be no assurances that our businesses can be combined in a manner that allows for the achievement of substantial benefits. Any integration process may require significant time and resources, and we may not be able to manage the process successfully as our ability to acquire and integrate larger or more complex companies, products, or technology in a successful manner is unproven. If we are not able to successfully integrate these acquired businesses with ours or pursue our customer and product strategy successfully, the anticipated benefits of such acquisitions may not be realized fully or may take longer than expected to be realized. Further, it is possible that there could be a loss of our key employees and customers, disruption of ongoing businesses or unexpected issues, higher than expected costs and an overall post-completion process that takes longer than originally anticipated. In addition, the following issues, among others, must be addressed in order to realize the anticipated benefits of our acquisitions, partnerships or investments:

- combining the acquired businesses' corporate functions with our corporate functions;

- combining acquired businesses with our existing business in a manner that permits us to achieve the synergies anticipated to result from such acquisitions, the failure of which would result in the anticipated benefits of our acquisitions not being realized in the time frame currently anticipated or at all;

- maintaining existing agreements with customers, distributors, providers, talent and vendors and avoiding delays in entering into new agreements with prospective customers, distributors, providers, talent and vendors;

- determining whether and how to address possible differences in corporate cultures and management philosophies;

- integrating the companies' compliance, administrative and IT infrastructure;

- developing products and technology that allow value to be unlocked in the future;

- evaluating and forecasting the financial impact of such acquisitions, partnerships and investments, including accounting charges; and

- effecting potential actions that may be required in connection with obtaining regulatory approvals.

In addition, at times the attention of certain members of our management and resources may be focused on integration of the acquired businesses and diverted from day-to-day business operations, which may disrupt our ongoing business.

We have incurred, and may continue to incur, significant, nonrecurring costs in connection with our acquisitions, partnerships and investments and integrating our operations with those of the acquired businesses, including costs to maintain employee morale and to retain key employees. Management cannot ensure that the elimination of duplicative costs or the realization of other efficiencies will offset the transaction and integration costs in the near term or at all.

From time to time we may also divest or stop investing in certain businesses or products. For example, in the second quarter of 2023, we sold our Internet of Things assets and liabilities, and in the third quarter of 2023, we sold our ValueFirst business. The sale of a business or product may require us to restructure operations and/or terminate employees, and could expose us to unanticipated ongoing obligations and liabilities, including as a result of our indemnification obligations. Additionally, such transactions could disrupt our customer, supplier and/or employee relationships and divert management and our employees' time and attention. During the pendency of a divestiture, we may be subject to risks related to a decline in the business, loss of employees, customers, or suppliers, and that the transaction may not close, which could have an adverse effect on the business to be divested and on us. Additionally, we may experience harm to our financial results, including loss of revenue, and we may not realize the expected benefits and cost savings of these actions and our operating results may be adversely impacted.

Risks Related to Cybersecurity, Data Privacy and Intellectual Property

Breaches of or incidents impacting our networks or systems, or those of AWS or our service providers, could degrade our ability to conduct our business, compromise the integrity of our products, platform and data, result in significant loss or unavailability of data and the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data.

We depend upon our IT systems to conduct virtually all of our business operations, ranging from our internal operations and research and development activities to our marketing and sales efforts and communications with our customers and business partners. We have in the past and may in the future be subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss or unavailability of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods, natural disasters, and other similar threats.

Individuals or entities may attempt to penetrate the security of our platform, or of our network or systems, and to cause harm to our business operations, including by misappropriating our proprietary information or that of our customers, employees and business partners or to cause interruptions of our products and platform. In particular, cyberattacks and other malicious internet-based activity continue to increase in frequency and in magnitude generally, and cloud-based companies have been

targeted in the past. In addition to threats from traditional computer hackers, malicious code, software vulnerabilities, supply chain attacks and vulnerabilities through our third-party partners, employees theft or misuse, password spraying, phishing, smishing, vishing, credential stuffing and denial-of-service attacks, we also face threats from sophisticated organized crime, nation-state, and nation-state supported actors who engage in attacks (including advanced persistent threat intrusions) that add to the risk to our systems (including those hosted on AWS or other cloud services), internal networks, our customers' systems and the information that they store and process. Ransomware and cyber extortion attacks, including those perpetrated by organized criminal threat actors, nation-states, and nation-state-supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate or reduce the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Because the techniques used to access, disrupt or sabotage devices, systems and networks change frequently and may not be recognized until launched against a target, we may be required to make further investments over time to protect data and infrastructure as cybersecurity threats develop, evolve and grow more complex over time. We may also be unable to anticipate these techniques, and we may not become aware in a timely manner of any security breach or incident, which could exacerbate any damage we experience.

Additionally, we depend upon our employees and contractors to appropriately handle confidential and sensitive data, including customer data, and to deploy our IT resources in a safe and secure manner that does not expose our network systems to security breaches or incidents or the loss, alteration, unavailability, or other unauthorized processing of data. We have been and expect to be subject to cybersecurity threats and incidents, including denial-of-service attacks, employee errors or individual attempts to gain unauthorized access to information systems. We also continue to incorporate AI solutions and features into our platform, which may result in security incidents or otherwise increase cybersecurity risks. Further, AI technologies may be used in connection with certain cybersecurity attacks, resulting in heightened risks of security breaches and incidents. Any data security incidents, including internal malfeasance or inadvertent disclosures by our employees or a third party's fraudulent inducement of our employees to disclose information, unauthorized access or usage, the introduction of viruses or other malicious code or any other breach or incident or disruption of our platform, systems, or networks or those of our service providers, such as AWS, could result in loss, corruption, unavailability, or other unauthorized processing of confidential information, and any such event, or the perception that it has occurred, may result in damage to our reputation, erosion of customer trust, loss of customers, litigation, regulatory investigations, fines, penalties and other liabilities. For example, in June and August 2022, we became aware that threat actors had conducted sophisticated social engineering campaigns against some of our employees after having obtained employee names and cell phone numbers from unknown sources. The attack identified in August, which involved smishing text messages that purported to be from our IT department, resulted in the threat actor obtaining some of our employees' credentials and access to certain data of approximately 209 customers out of our total customer base of approximately 270,000 at that time. We notified and worked with our affected customers. We also notified appropriate regulators and addressed their questions about the incident. We also took steps to remediate the incident, including enhancing our security training, improving our two factor authentication requirements, implementing additional layers of control within our VPN, reducing access to certain internal applications and tools, and increasing the refresh frequency for access to certain internal applications. Industry reports indicate that the threat actors also attacked other technology, telecommunication and cryptocurrency companies.

Furthermore, we are required to comply with laws and regulations that require us to maintain the security of personal information and we may have contractual and other legal obligations to notify customers, regulators, government agencies, impacted individuals or other relevant stakeholders of security breaches. Such disclosures are costly, and the disclosures or the failure to comply with such requirements could lead to adverse consequences. If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may experience adverse consequences. These consequences may include: government enforcement actions and other actions or proceedings (for example, investigations, audits, and inspections), and related fines, penalties, required remedial actions, or other obligations and liabilities; additional reporting requirements and/or oversight; restrictions on processing or transferring data (including personal data); claims, demands, and litigation (including class claims); indemnification obligations; monetary fund diversions; interruptions in our operations (including availability of data); financial loss and other similar harms. Actual and perceived security incidents and attendant consequences could also lead to negative publicity and reputational harm, may cause our customers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or mitigate the security incident. Accordingly, if our cybersecurity measures or those of AWS or our service providers fail to protect against unauthorized access, attacks (which may include sophisticated cyberattacks), or if our employees or contractors compromise or mishandle data, then our reputation, customer trust, business, results of operations and financial condition could be adversely affected.

While we maintain errors, omissions and cyber liability insurance policies covering certain security and privacy damages, we cannot be certain that our existing insurance coverage will continue to be available on acceptable terms or will be

available, and in sufficient amounts, to cover the potentially significant losses that may result from a security incident or breach or that the insurer will not deny coverage as to any future claim.

Our actual or perceived failure to comply with increasingly stringent laws, regulations and contractual obligations relating to privacy, data protection and data security could harm our reputation and subject us to significant fines and liability or loss of business.

We and our customers are subject to numerous domestic (for example, the California Consumer Privacy Act of 2018 ("CCPA")) and foreign (for example, the General Data Protection Regulation ("GDPR") in the European Union ("EU")) privacy, data protection and data security laws and regulations that restrict the collection, use, disclosure and processing of personal information, including financial and health data. These laws and regulations are expanding globally, evolving, are being tested in courts, may result in increasing regulatory and public scrutiny of our practices relating to personal information and may increase our exposure to regulatory enforcement action, sanctions and litigation. The breadth and depth of changes in data protection obligations has required significant time and resources, including a review of our technology and systems currently in use against the requirements of GDPR.

The CCPA (as amended by the California Privacy Rights Act of 2020) imposes obligations on businesses to which it applies. These obligations include, but are not limited to, providing specific disclosures in privacy notices and affording California residents (both consumers and employees) certain rights related to their personal information. The CCPA allows for statutory fines for noncompliance. Similar laws have been enacted or been proposed at the state and federal levels. For example, Connecticut, Utah, Virginia and Colorado have each passed laws similar to but different from the CCPA that took effect in 2023; Florida, Montana, Oregon and Texas have enacted similar legislation that becomes effective in 2024; Tennessee, Delaware, New Jersey and Iowa have passed such a law that will take effect in 2025; and Indiana has enacted similar legislation that will become effective in 2026. If we become subject to new privacy, data protection and data security laws, the risk of enforcement action against us could increase because we may become subject to additional obligations, and the number of individuals or entities that can initiate actions against us may increase, including individuals, via a private right of action, and state actors.

Outside the United States, an increasing number of laws, regulations, and industry standards apply to privacy, data protection and data security. For example, the GDPR, the United Kingdom's Data Protection Act 2018 ("UK GDPR") and the new Swiss Federal Act on Data Protection, impose strict requirements for processing the personal information of individuals protected by the legislation, whether their data is processed within or outside the European Economic Area ("EEA"), the United Kingdom ("UK") and Switzerland, respectively (such jurisdictions, collectively, "Europe"). For example, the GDPR imposes significant requirements regarding the processing of individuals' personal information, including in relation to transparency, lawfulness of processing, individuals' privacy rights, compliant contracting, data minimization, data breach notification, data re-usage, data retention, security of processing and international data transfers. Under the GDPR and UK GDPR, government regulators may impose temporary or definitive bans on data processing or data transfers, require a company to delete data, as well as impose significant fines, potentially ranging up to 20 million Euros under the GDPR, 17.5 million GBP under the UK GDPR, or 4% of a company's worldwide revenue, whichever is higher. Further, individuals may initiate compensation claims or litigation related to our processing of their personal information. Other privacy laws in Europe impose strict requirements around marketing communications and the deployment of cookies on users' devices. As another example, Brazil's General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or "LGPD") (Law No. 13,709/2018) may apply to our operations. The LGPD broadly regulates processing of personal information of individuals in Brazil and imposes compliance obligations and penalties comparable to those of the GDPR. Additionally, we expect an increase in the regulation of the use of AI and ML in products and services. For example, in Europe, the proposed Artificial Intelligence Act ("AI Act"), once adopted, could impose onerous obligations related to the development, placing on the market and use of AI-related systems. We may have to change our business practices to comply with obligations under these or other new and evolving regimes.

Further, the interpretation and application of new domestic and foreign laws and regulations in many cases is uncertain, and our legal and regulatory obligations in such jurisdictions are subject to frequent and unexpected changes, including the potential for various regulatory or other governmental bodies to enact new or additional laws or regulations, to issue rulings that invalidate prior laws or regulations, or to increase penalties significantly. For example, the EU's Digital Services Act, Digital Markets Act and Data Act recently entered into force. Also, the UK Parliament is currently debating the Data Protection and Digital Information (No. 2) Bill which, if enacted, will introduce certain changes to the UK's data protection laws.

Similarly, with our registration as an interconnected VoIP provider for certain products with the Federal Communications Commission ("FCC"), we also must comply with privacy laws associated with customer proprietary network information rules in the United States. If we fail or are perceived to have failed to maintain compliance with these requirements,

we could be subject to regulatory audits, civil and criminal penalties, fines and breach of contract claims, as well as reputational damage, which could impact the willingness of customers to do business with us.

In addition to our legal obligations, our contractual obligations relating to privacy, data protection and data security have become increasingly stringent due to changes in laws and regulations and the expansion of our offerings. Certain privacy, data protection and data security laws, such as the GDPR and the CCPA, require our customers to impose specific contractual restrictions on their service providers. In addition, we support customer workloads that involve the processing of protected health information and are required to sign business associate agreements with customers that subject us to requirements under the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, as well as state laws that govern health information.

Our actual or perceived failure to comply with laws, regulations, contractual commitments, or other actual or asserted obligations, including certain industry standards, regarding privacy, data protection and data security could lead to costly legal action, adverse publicity, significant liability, inability to process data, and decreased demand for our services, which could adversely affect our business, results of operations and financial condition.

As a cumulative example of these risks, because our primary data processing facilities are in the United States, we have experienced hesitancy, reluctance, or refusal by European or multinational customers to continue to use our services due to the potential risks posed as a result of the Court of Justice's July 2020 ruling in the "Schrems II" case, as well as related guidance from regulators and the recent enforcement action against Meta by the Irish Data Protection Commission. For example, absent appropriate safeguards or other circumstances, the GDPR and laws in Switzerland and the UK generally restrict the transfer of personal information to countries outside of the EEA, Switzerland and the UK such as the United States. On July 10, 2023, the European Commission adopted its adequacy decision for the EU-U.S. Data Privacy Framework. Based on this decision, personal information can flow from the EU to U.S. companies participating in the EU-U.S. Data Privacy Framework without having to put in place additional data protection safeguards. We are certified under the EU-U.S. Data Privacy Framework, the UK Extension to the EU-U.S. Data Privacy Framework, and the Swiss-U.S. Data Privacy Framework. If we cannot maintain a valid mechanism for cross-border data transfers, we and our customers may face increased exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal information from Europe or elsewhere. The inability to transfer personal information to the United States could significantly and negatively impact our business operations; limit our ability to collaborate with parties that are subject to data privacy and security laws; or require us to increase our personal information processing capabilities in Europe and/or elsewhere at significant expense. In addition, outside of Europe, other jurisdictions have proposed and enacted laws relating to cross-border data transfer or requiring personal information, or certain subcategories of personal information, to be stored in the jurisdiction of origin. If we are unable to increase our data processing capabilities and storage in Europe and other countries to limit or eliminate the need for data transfers out of Europe and other applicable countries quickly enough, and valid solutions for personal information transfers to the United States or other countries are not available or are difficult to implement in the interim, we will likely face continuing reluctance from European and multinational customers to use our services and increased exposure to regulatory actions, substantial fines and injunctions against processing or transferring personal information across borders.

Evolving laws, regulations, and other actual and asserted obligations relating to privacy, data protection, and data security, as well as any new or evolving obligations relating to the use of AI and ML technologies, could reduce demand for our platform, increase our costs, impair our ability to grow our business, or restrict our ability to store and process data or, in some cases, impact our ability to offer our service in some locations and may subject us to liability. Further, in view of new or modified federal, state or foreign laws and regulations, industry standards, contractual obligations and other actual and asserted obligations, or any changes in their interpretation, we may find it necessary or desirable to fundamentally change our business activities and practices or to expend significant resources to modify our practices and platform and otherwise adapt to these changes. We may be unable to make such changes and modifications in a commercially reasonable manner or at all, and our ability to develop new products and features could be limited.

We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property could adversely affect our business, results of operations and financial condition.

Our success depends, in part, on our ability to protect our brand and the proprietary methods and technologies that we develop under patent and other intellectual property laws. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws and other intellectual property laws, contractual provisions, and internal processes, procedures, and controls in an effort to establish, maintain, enforce, and protect our intellectual property and proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. While we have been issued patents in the United States and other countries and have additional patent applications pending, we may be unable to obtain patent protection for the technology covered in our patent applications. In addition, any patents issued to us in the future may not provide us with

competitive advantages or may be successfully challenged by third parties. Further, the laws of some countries do not protect intellectual property or proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of such rights in some foreign countries may be inadequate. To the extent we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information may increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our technology and intellectual property.

We also rely, in part, on contractual confidentiality obligations we impose on our business partners, employees, consultants, advisors, customers and others in our efforts to protect our proprietary technology, processes and methods. These obligations may not effectively prevent unauthorized disclosure or use of our confidential information, and it may be possible for unauthorized parties to copy or access our software or other proprietary technology or information, or to develop similar products independently without us having an adequate remedy for unauthorized use or disclosure of our confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in these cases, we may not be able to assert any trade secret rights against those parties.

We may be required to spend significant resources to monitor, enforce, maintain, and protect our intellectual property and proprietary rights. Litigation brought to protect and enforce our intellectual property or proprietary rights could be costly, time-consuming and distracting to management, result in a diversion of significant resources, or the narrowing or invalidation of portions of our intellectual property. Our efforts to enforce our intellectual property or proprietary rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of such rights. Our failure to meaningfully protect our intellectual property and proprietary rights, could have an adverse effect on our business, results of operations and financial condition.

We have been sued and may, in the future, be sued by third parties for alleged infringement of their intellectual or other proprietary rights, which could adversely affect our business, results of operations and financial condition.

There is considerable patent and other intellectual property development activity in our industry. We may also introduce or acquire new products or technologies, including in areas where we historically have not participated, which could increase our exposure to intellectual property infringement claims brought by third parties. Our future success depends, in part, on not infringing the intellectual property or proprietary rights of others and we may be unaware of such rights that may cover some or all of our technology or intellectual property. We have from time to time been subject to claims that our products or platform and underlying technology are infringing upon third-party intellectual property or proprietary rights. We may be subject to such claims in the future and we may be found to be infringing upon such rights. Any claims or litigation could cause us to incur significant expenses (including settlement payments and costs associated with litigation) and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our products, or require that we comply with other unfavorable terms.

Additionally, our agreements with customers and other third parties typically include indemnification or other provisions under which we agree to indemnify or are otherwise liable to them for losses suffered or incurred by them as a result of claims of intellectual property infringement. Although we typically limit our liability with respect to such obligations through such agreements, we may still incur substantial liability related to our indemnification obligations.

Regardless of the merits or ultimate outcome of any claims of infringement, misappropriation, or violation of intellectual or other proprietary rights that have been or may be brought against us or that we may bring against others, these types of claims, disputes, and lawsuits are time-consuming and expensive to resolve, divert management's time and attention, and could harm our reputation. Litigation is inherently unpredictable and we cannot predict the timing, nature, controversy or outcome of disputes brought against us or assure you that the results of any of these actions will not have an adverse effect on our business, results of operations or financial condition.

Our use of open source software could negatively affect our ability to sell our products and subject us to possible litigation.

Our products and platform incorporate open source software, and we expect to continue to incorporate open source software in our products and platform in the future. Few of the licenses applicable to open source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products and platform. Although we have implemented policies to regulate the use and incorporation of open source software into our products and platform, we cannot be certain that we have not incorporated open source software in our products or platform in a manner that is inconsistent with such policies. If we fail to comply with open source licenses, we may be subject to certain requirements, including requirements that we offer our products that incorporate the open source software for no cost, that we make available the source code for any modifications or

derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not, or have not, complied with the terms and conditions of the license for such open source software, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from generating revenue from customers using products that contained the open source software and required to comply with onerous conditions or restrictions on these products. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our products and platform and to re-engineer our products or platform or discontinue offering our products to customers in the event re-engineering cannot be accomplished on a timely basis. Any of the foregoing could require us to devote additional research and development resources to re-engineer our products or platform, damage our reputation, give rise to increased scrutiny regarding our use of open source software, result in customer dissatisfaction and may adversely affect our business, results of operations and financial condition.

We rely on technology and intellectual property of third parties, the loss of which could limit the functionality of our products and disrupt our business.

We use technology and intellectual property licensed from third parties in certain of our products and our platform, and we expect to license additional third-party technology and intellectual property in the future. Licensed technology and intellectual property may not continue to be available on commercially reasonable terms, or at all. The loss of the right to license and distribute third-party technology could limit the functionality of our products or platform and could require us to redesign our products or platform. In addition, if the third-party technology and intellectual property we use has errors, security vulnerabilities, or otherwise malfunctions, the functionality of our products and platform may be negatively impacted, our customers may experience reduced service levels, and our business may be adversely affected.

For example, we outsource a substantial majority of our cloud infrastructure to AWS, which hosts our products and platform. Our customers need to be able to reliably access our platform, without material interruption or degradation of performance. AWS runs its own platform that we access, and we are, therefore, vulnerable to service interruptions at AWS. We have experienced, and expect that we may experience interruptions, delays and outages in service and availability in the future due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. Capacity constraints could be caused by a number of potential causes, including technical failures, natural disasters, public health epidemics or pandemics, fraud or security attacks. In addition, if our security, or that of AWS, is compromised, our products or platform become unavailable, or if our users are unable to use our products within a reasonable amount of time or at all, any one of which may be due to circumstances beyond our control, then our business, results of operations and financial condition could be adversely affected. In some instances, we may encounter difficulties or otherwise not be able to identify the cause or causes of these performance problems within a period of time acceptable to our customers. It may become increasingly difficult to maintain and improve our platform performance and to troubleshoot performance issues, especially during peak usage times, as our products become more complex and the usage of our products increases. To the extent that we do not effectively address capacity constraints, either through AWS or alternative providers of cloud infrastructure, or through other factors that may result in interruptions, delays and outages in service and availability of our products and/or services, our business, results of operations and financial condition may be adversely affected. In addition, if Amazon.com, Inc. ("Amazon") requires that we comply with unfavorable terms in order to continue our use of AWS or if Amazon implements any changes in its service levels for AWS, the changes may adversely affect our ability to meet our customers' requirements, result in negative publicity which could harm our reputation and brand and may adversely affect the usage of our platform.

The substantial majority of the services we use from AWS are for cloud-based reserve service capacity and, to a lesser extent, storage and other optimization offerings. AWS enables us to order and reserve service capacity in varying amounts and sizes distributed across multiple regions. We access AWS infrastructure through standard IP connectivity protocols. AWS provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. AWS may terminate the agreement if we fail to cure a breach of the agreement within 30 days of our being notified of the breach and, in some cases, AWS may suspend the agreement immediately for cause upon notice. Although we expect that we could procure similar services from other third parties, if any of our arrangements with AWS are terminated, we could experience interruptions to our platform and encounter difficulties in our ability to make our products reliably accessible by customers, as well as delays and additional expenses in procuring, implementing, and transitioning to alternative cloud infrastructure services. Any of the above circumstances or events may harm our reputation, erode customer trust, cause customers to stop using or reduce their usage of our products, discourage customers from renewing their contracts, impair our ability to increase revenue from existing customers, impair our ability to grow our customer base, subject us to financial penalties and liabilities under our service level agreements and otherwise harm our business, results of operations and financial condition.

The use of AI technologies in our platform and our business may not produce the desired benefits, and may result in increased liability, reputational harm, or other adverse consequences.

We continue to incorporate additional AI solutions and features into our platform and our business, including CustomerAI, and these solutions and features may become more important to our operations or to our future growth over time. We expect to rely on AI solutions and features to help drive future growth in our business, but there can be no assurance that we will realize the desired or anticipated benefits from AI. Our investments in AI solutions and features have and may continue to negatively impact our cost of revenue and gross margins, particularly for our Segment business, until we are able to increase revenue enough to offset these investments. We may also fail to properly implement or market our AI solutions and features. Our competitors or other third parties may incorporate AI into their products, offerings, and solutions more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Our ability to effectively implement and market our AI solutions and features will depend, in part, on our ability to attract and retain employees with AI expertise, and we expect significant competition for professionals with the skills and technical knowledge that we will require. Additionally, our offerings based on AI may expose us to additional claims, demands and proceedings by private parties and regulatory authorities and subject us to legal liability as well as brand and reputational harm. For example, our business, financial condition and results of operations may be adversely affected if content or recommendations that AI solutions or features assist in producing are or are alleged to be deficient, inaccurate, or biased, or if such content, recommendations, solutions, or features or their development or deployment (including the collection, use, or other processing of data used to train or create such AI solutions or features) are found to have or alleged to have infringed upon or misappropriated third-party intellectual property rights or violated applicable laws, regulations, or other actual or asserted legal obligations to which we are or may become subject. The legal, regulatory, and policy environments around AI are evolving rapidly, and we may become subject to new and evolving legal and other obligations. These and other developments may require us to make significant changes to our use of AI, including by limiting or restricting our use of AI, and which may require us to make significant changes to our policies and practices, which may necessitate expenditure of significant time, expense, and other resources. AI also presents emerging ethical issues, and if our use of AI becomes controversial, we may experience brand or reputational harm.

Risks Related to Legal and Regulatory Matters

Certain of our products are subject to telecommunications-related regulations, and future legislative or regulatory actions could adversely affect our business, results of operations and financial condition.

As a provider of communications products, we are subject to existing or potential FCC regulations relating to privacy, telecommunications, consumer protection and other requirements. In addition, the extension of telecommunications regulations to our non-interconnected VoIP services could result in additional federal and state regulatory obligations and taxes. We are also in discussions with certain jurisdictions regarding potential sales and other taxes for prior periods that we may owe. In the event any of these jurisdictions disagree with management's assumptions and analysis, the assessment of our tax exposure could differ materially from management's current estimates, which may increase our costs of doing business and negatively affect the prices our customers pay for our services. If we do not comply with FCC rules and regulations, we could be subject to FCC enforcement actions, fines, loss of licenses and possibly restrictions on our ability to operate or offer certain of our products. For example, on January 25, 2023, we received a "cease-and-desist" letter from the FCC related to reported fraudulent traffic on our messaging platform. We subsequently removed the identified traffic. In response to written questions from the FCC, we sent a follow-up letter to the agency on February 10, 2023 detailing our fraud mitigation practices and various planned improvements to reduce future risks. There has been no further communication from the agency on this matter. Any enforcement action by the FCC, which may be a public process, would hurt our reputation in the industry, could erode customer trust, possibly impair our ability to sell our VoIP, other telecommunications products and/or other services to customers and could adversely affect our business, results of operations and financial condition.

Certain of our products are subject to a number of FCC regulations and laws that are administered by the FCC. Among others, we must comply (in whole or in part) with:

- the Communications Act of 1934, as amended, which regulates communications services and the provision of such services;

- the Telephone Consumer Protection Act, which limits the use of automatic dialing systems for calls and texts, artificial or prerecorded voice messages and fax machines;

- the Communications Assistance for Law Enforcement Act, which requires covered entities to assist law enforcement in undertaking electronic surveillance;

- requirements to safeguard the privacy of certain customer information;

- payment of annual FCC regulatory fees and contributions to FCC-administered funds based on our interstate and international revenues; and

- rules pertaining to access to our services by people with disabilities and contributions to the Telecommunications Relay Services fund.

In addition, Congress and the FCC are attempting to mitigate the prevalence of robocalls by requiring participation in a technical standard called Signature-based Handling of Asserted Information Using toKENs ("SHAKEN") and Secure Telephone Identity Revisited ("STIR") (together, "SHAKEN/STIR"), which allows voice carriers to authenticate caller ID, prohibiting malicious spoofing. The FCC also has open proceedings relating to robocalls and robotexts. While we do not currently expect the FCC to require more than the robocall and robotexting measures that we have started to implement, if the FCC were to implement new regulations or requirements that limited the types of customers allowed to use our platform or overly burdensome requirements for our customers, those actions could limit the customers that we are able to serve.

Similarly, in May 2021, the Biden Administration issued an Executive Order requiring federal agencies to implement additional information technology security measures, including, among other things, requiring agencies to adopt multifactor authentication and encryption for data at rest and in transit to the maximum extent consistent with Federal records laws and other applicable laws. The National Institute of Standards and Technology issued a Secure Software Development Framework (SSDF) on September 30, 2021 and Software Supply Chain Security Guidance (incorporating the SSDF), on February 4, 2022, and on March 7, 2022, the Office of Management and Budget directed federal agencies to incorporate both documents into their software lifecycle and acquisitions practices. The Executive Order also may lead to the development of additional secure software development practices and/or criteria for a consumer software labeling program, the criteria which will reflect a baseline level of secure practices, for software that is developed and sold to the U.S. federal government. Software developers will be required to provide visibility into their software and make security data publicly available. Due to this Executive Order, federal agencies may require us to modify our cybersecurity practices and policies, thereby increasing our compliance costs. If we are unable to meet the requirements of the Executive Order, our ability to work with the U.S. government may be impaired and may result in a loss of revenue.

If we do not comply with any current or future rules or regulations that apply to our business, we could be subject to substantial fines and penalties, and we may have to restructure our offerings, exit certain markets or raise the price of our products. In addition, any uncertainty regarding whether particular regulations apply to our business, and how they apply, could increase our costs or limit our ability to grow.

As we continue to expand internationally, we have become subject to telecommunications laws and regulations in the foreign countries where we offer our products. Internationally, we currently offer our products in more than 180 countries and territories.

Our international operations are subject to country-specific governmental regulation and related actions that have increased and will continue to increase our compliance costs or impact our products and platform or prevent us from offering or providing our products in certain countries. Moreover, the regulation of CPaaS companies like us is continuing to evolve internationally and many existing regulations may not fully contemplate the CPaaS business model or how they fit into the communications regulatory framework. As a result, interpretation and enforcement of regulations often involve significant uncertainties. In many countries, including those in the European Union, a number of our products or services are subject to licensing and communications regulatory requirements which increases the level of scrutiny and enforcement by regulators. Future legislative, regulatory or judicial actions impacting CPaaS services could also increase the cost and complexity of compliance and expose us to liability. For example, in some countries, some or all of the services we offer are not considered regulated telecommunications services, while in other countries they are subject to telecommunications regulations, including but not limited to payment into universal service funds, licensing fees, provision of emergency services, provision of information to support emergency services and number portability. Failure to comply with these regulations could result in our Company being issued remedial directions to undertake independent audits and implement effective systems, processes and practices to ensure compliance, significant fines or being prohibited from providing telecommunications services in a jurisdiction.

In addition, from time to time we implement Know-Your-Customer and/or Know-Your-Traffic related processes in the jurisdictions in which we operate, which may create friction for our customers, require management attention, and increase our compliance costs.

Moreover, certain of our products may be used by customers located in countries where voice and other forms of Internet Protocol ("IP") communications may be illegal or require special licensing or in countries on a U.S. embargo list. Even where our products are reportedly illegal or become illegal or where users are located in an embargoed country, users in those countries may be able to continue to use our products in those countries notwithstanding the illegality or embargo. We may be subject to penalties or governmental action if consumers continue to use our products in countries where it is illegal to do so or if we use a local partner to provide services in a country and the local partner does not comply with applicable governmental regulations. Any such penalties or governmental action may be costly and may harm our business and damage our brand and reputation. We may be required to incur additional expenses to meet applicable international regulatory requirements or be required to raise the prices of services, or restructure or discontinue those services if required by law or if we cannot or will not meet those requirements. Any of the foregoing could adversely affect our business, results of operations and financial condition.

If we are unable to obtain or retain geographical, mobile, regional, local or toll-free numbers, or to effectively process requests to port such numbers in a timely manner due to industry regulations, our business and results of operations may be adversely affected.

Our future success depends in part on our ability to obtain allocations of geographical, mobile, regional, local and toll-free direct inward dialing numbers or phone numbers as well as short codes and alphanumeric sender IDs (collectively, "Numbering Resources") in the United States and foreign countries at a reasonable cost and without overly burdensome restrictions. Our ability to obtain allocations of, assign and retain Numbering Resources depends on factors outside of our control, such as applicable regulations, the practices of authorities that administer national numbering plans or of network service providers from whom we can provision Numbering Resources, such as offering these Numbering Resources with conditional minimum volume call level requirements, the cost of these Numbering Resources and the level of overall competitive demand for new Numbering Resources.

In addition, in order to obtain allocations of, assign and retain Numbering Resources in the EU or certain other regions, we are often required to be licensed by local telecommunications regulatory authorities, some of which have been increasingly monitoring and regulating the categories of Numbering Resources that are eligible for provisioning to our customers. We have obtained licenses and are in the process of obtaining licenses in various countries in which we do business, but in some countries, the regulatory regime around provisioning of Numbering Resources is unclear, subject to change over time, and sometimes may conflict from jurisdiction to jurisdiction. Furthermore, these regulations and governments' approach to their enforcement, as well as our products and services, are still evolving and we may be unable to maintain compliance with applicable regulations, or enforce compliance by our customers, on a timely basis or without significant cost. Also, compliance with these types of regulation may require changes in products or business practices that result in reduced revenue. Due to our or our customers' assignment and/or use of Numbering Resources in certain countries in a manner that violates applicable rules and regulations, we have been subjected to government inquiries and audits, and may in the future be subject to significant penalties or further governmental action, and in extreme cases, may be precluded from doing business in that particular country. We have also been forced to reclaim Numbering Resources from our customers as a result of certain events of non-compliance. These reclamations result in loss of customers, loss of revenue, reputational harm, erosion of customer trust, and may also result in breach of contract claims, all of which could have an adverse effect on our business, results of operations and financial condition.

Due to their limited availability, there are certain popular area code prefixes that we generally cannot obtain. Our inability to acquire or retain Numbering Resources for our operations may make our voice and messaging products less attractive to potential customers in the affected local geographic areas. In addition, future growth in our customer base, together with growth in the customer bases of other providers of cloud communications, has increased, which increases our dependence on needing sufficiently large quantities of Numbering Resources. It may become increasingly difficult to source larger quantities of Numbering Resources as we scale and we may need to pay higher costs for Numbering Resources, and Numbering Resources may become subject to more stringent regulation or conditions of usage such as the registration and on-going compliance requirements discussed above.

Additionally, in some geographies, we support number portability, which allows our customers to transfer their existing phone numbers to us and thereby retain their existing phone numbers when subscribing to our voice and messaging products. Transferring existing numbers is a manual process that can take up to 15 business days or longer to complete. Any delay that we experience in transferring these numbers typically results from the fact that we depend on network service providers to transfer these numbers, a process that we do not control, and these network service providers may refuse or substantially delay the transfer of these numbers to us. Number portability is considered an important feature by many potential customers, and if we fail to reduce any related delays, then we may experience increased difficulty in acquiring new customers.

United States federal and state legislation and international laws impose certain obligations on the senders of commercial emails, which could minimize the effectiveness of our platform, and establish financial penalties for non-compliance, which could increase the costs of our business.

The Federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (the "CAN-SPAM Act") establishes certain requirements for commercial email messages and transactional email messages and specifies penalties for the transmission of email messages that are intended to deceive the recipient as to source or content. Among other things, the CAN-SPAM Act, obligates the sender of commercial emails to provide recipients with the ability to "opt-out" of receiving future commercial emails from the sender. In addition, some states have passed laws regulating commercial email practices that are significantly more restrictive and difficult to comply with than the CAN-SPAM Act. For example, Utah and Michigan prohibit the sending of email messages that advertise products or services that minors are prohibited by law from purchasing or that contain content harmful to minors to email addresses listed on specified child protection registries. Some portions of these state laws may not be preempted by the CAN-SPAM Act. In addition, certain non-U.S. jurisdictions in which we operate have enacted laws regulating the sending of email that are more restrictive than U.S. laws. For example, some foreign laws prohibit sending broad categories of email unless the recipient has provided the sender advance consent (or "opted-in") to receipt of such email. If we were found to be in violation of the CAN-SPAM Act, applicable state laws governing email not preempted by the CAN-SPAM Act or foreign laws regulating the distribution of email, whether as a result of violations by our customers or our own acts or omissions, we could be required to pay large penalties, which would adversely affect our financial condition, significantly harm our business, injure our reputation and erode customer trust. The terms of any injunctions, judgments, consent decrees or settlement agreements entered into in connection with enforcement actions or investigations against our company in connection with any of the foregoing laws may also require us to change one or more aspects of the way we operate our business, which could impair our ability to attract and retain customers or could increase our operating costs.

Our customers' and other users' violation of our policies or other misuse of our platform to transmit unauthorized, offensive or illegal messages, spam, phishing scams, and website links to harmful applications or for other fraudulent or illegal activity could damage our reputation, and we may face a risk of litigation and liability for illegal activities on our platform and unauthorized, inaccurate, or fraudulent information distributed via our platform.

The actual or perceived improper sending of text messages or voice calls may subject us to potential risks, including liabilities or claims relating to consumer protection laws and regulatory enforcement, including fines. For example, the Telephone Consumer Protection Act of 1991 ("TCPA") restricts telemarketing and the use of automatic SMS text messages without explicit customer consent. TCPA violations can result in significant financial penalties, as businesses can incur penalties or criminal fines imposed by the FCC or be fined up to $1,500 per violation through private litigation or state attorneys general or other state actor enforcement. Class action suits are the most common method for private enforcement. This has resulted in civil claims against our company and requests for information through third-party subpoenas. The scope and interpretation of the laws that are or may be applicable to the delivery of text messages or voice calls are continuously evolving and developing. If we do not comply with these laws or regulations or if we become liable under these laws or regulations due to the failure of our customers to comply with these laws by obtaining proper consent, we could face direct liability.

Moreover, certain customers may use our platform to transmit unauthorized, offensive or illegal messages, calls, spam, phishing scams, and website links to harmful applications, reproduce and distribute copyrighted material or the trademarks of others without permission, and report inaccurate or fraudulent data or information. These issues also arise with respect to a portion of those users who use our platform on a free trial basis or upon initial use. These actions are in violation of our policies, in particular, our Acceptable Use Policy. For example, on January 25, 2023, we received a cease-and-desist letter from the FCC alleging that we were transmitting illegal robocall traffic that originated from an independent software vendor customer and their end user customer. In response, we suspended the customers' accounts and sent the FCC a follow-up letter on February 10, 2023 detailing our fraud mitigation practices and various planned improvements to reduce future risks. There has been no further communication from the agency on this matter. Failure to respond appropriately to the FCC's allegations could allow domestic carriers to begin blocking all voice traffic transmitting from our network. However, our efforts to defeat spamming attacks, illegal robocalls and other fraudulent activity will not prevent all such attacks and activity. Such use of our platform could damage our reputation and we could face claims for damages, regulatory enforcement, copyright or trademark infringement, defamation, negligence, or fraud. Furthermore, enacting more stringent controls on our customers' use of our platform to combat such violations of our Acceptable Use Policy could increase friction for our legitimate customers and decrease their use of our platform.

Our customers' and other users' promotion of their products and services through our platform might not comply with federal, state, and foreign laws or of contractual requirements imposed by carriers, such as the CTIA Shortcode Agreement, The Campaign Registry, and associated policies. We rely on contractual representations made to us by our customers that their use

of our platform will comply with our policies and applicable law, including, without limitation, our email and messaging policies. Although we retain the right to verify that customers and other users are abiding by certain contractual terms, our Acceptable Use Policy and our email and messaging policies and, in certain circumstances, to review their email, messages and distribution lists, our customers and other users are ultimately responsible for compliance with our policies, and we do not systematically audit our customers or other users to confirm compliance with our policies. We cannot predict whether our role in facilitating our customers' or other users' activities will result in violations of carrier policies which could result in fines, administrative delays, or service interruptions. We also cannot predict whether our role in facilitating our customers' or other users' activities would expose us to liability under applicable state or federal law, or whether that possibility could become more likely if changes to current laws regulating content moderation, such as Section 230 of the Communications Decency Act, are enacted. If we are found liable for our customers' or other users' activities, we could be required to pay fines or penalties, redesign business methods or otherwise expend resources to remedy any damages caused by such actions and to avoid future liability.

Additionally, our products may be subject to fraudulent usage, including but not limited to revenue share fraud, domestic traffic pumping, subscription fraud, premium text message scams and other fraudulent schemes. Although our customers are required to set passwords or personal identification numbers to protect their accounts, third parties have in the past been, and may in the future be, able to access and use their accounts through fraudulent means. Furthermore, spammers attempt to use our products to send targeted and untargeted spam messages. We cannot be certain that our efforts to defeat spamming attacks will be successful in eliminating all spam messages from being sent using our platform. In addition, a cybersecurity breach of our customers' systems could result in exposure of their authentication credentials, unauthorized access to their accounts or fraudulent calls on their accounts, any of which could adversely affect our business, results of operations and financial condition.

Changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself may diminish the demand for our products, and could adversely affect our business, results of operations and financial condition.

The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communications and business applications. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Changes in these laws or regulations could require us to modify our products and platform in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of Internet-related commerce or communications generally or result in reductions in the demand for Internet-based products and services such as our products and platform.

The current legislative and regulatory landscape regarding the regulation of the Internet is subject to uncertainty. For example, in January 2018, the FCC released an order that repealed the "open Internet rules," often known as "net neutrality," which could affect the services used by us and our customers. In response to this decision California and a number of states implemented their own net neutrality rules which mirrored parts of the repealed federal regulations. In October 2023, the FCC voted to begin the process of reinstating substantially all of the net neutrality rules that had been in place prior to the 2018 repeal. We cannot predict the actions the FCC may take, whether any new FCC order or state initiatives regulating providers will be modified, overturned, or vacated by legal action, federal legislation, or the FCC itself, or the degree to which further regulatory action – or inaction – may adversely affect our business. Should the FCC not reinstate net neutrality or if state initiatives codifying similar protections are modified, overturned, or vacated, internet service providers may be able to limit our users' ability to access our platform or make our platform a less attractive alternative to our competitors' applications. On the other hand, if limits are imposed on the types of traffic that U.S. domestic carriers can carry over their broadband networks, it could adversely affect the amount of carrier-originated traffic that we carry. In a related regulatory context, while the EU requires equal access to internet content, under its Digital Single Market initiative the EU may impose additional requirements that could increase our costs. If new FCC, EU, or other rules directly or inadvertently impose costs on online providers like our business, our expenses may rise. Were any of these outcomes to occur, our ability to retain existing users or attract new users may be impaired, our costs may increase, and our business may be significantly harmed.

In addition, the use of the Internet as a business tool could be adversely affected due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. The performance of the Internet and its acceptance as a business tool has been adversely affected by "viruses," "worms," and similar malicious programs. If the use of the Internet is reduced as a result of these or other issues, then demand for our products could decline, which could adversely affect our business, results of operations and financial condition.

Our global operations subject us to potential liability under export control, economic trade sanctions, anti-corruption, and other laws and regulations, and such violations could impair our ability to compete in international markets and could subject us to liability for compliance violations.

Certain of our products and services may be subject to export control and economic sanctions laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Control as well as similar laws and regulations in other countries in which we do business. Exports of our products and the provision of our services must be made in compliance with these requirements. We take precautions to prevent our products and services from being provided in violation of such laws; however, we are aware of exports of certain of our products to a small number of persons and organizations that are the subject of U.S. sanctions or are located in countries or regions subject to U.S. sanctions. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including: the possible loss of export privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers. Any change in trade protection laws, policies, export, sanctions and other regulatory requirements affecting trade and investments, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could also result in decreased use of our products and services, or in our decreased ability to export our products or provide our services to existing or prospective customers with international operations. Any decreased use of our products and services or limitations on our ability to export our products and provide our services could adversely affect our business, results of operations and financial condition.

Further, we incorporate encryption technology into certain of our products. Various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our customers' ability to import our products into those countries. Encryption products and the underlying technology may also be subject to export control restrictions. Governmental regulation of encryption technology and regulation of exports of encryption products, or our failure to obtain required approval for our products, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our products and provision of our services, including with respect to new releases of our products and services, may create delays in the introduction of our products and services in international markets, prevent our customers with international operations from deploying our products and using our services throughout their globally-distributed systems or, in some cases, prevent the export of our products or provision of our services to some countries altogether.

We are also subject to U.S. and foreign anti-corruption and anti-bribery laws, including the FCPA, the UK Bribery Act 2010, and other anti-corruption laws and regulations in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and generally prohibit companies, their employees, agents, representatives, business partners, and third-party intermediaries from directly or indirectly authorizing, offering, or providing, improper payments or things of value to recipients in the public or private sector, and also require that we maintain accurate books and records and adequate internal controls and compliance procedures designed to prevent violations. We sometimes leverage third parties to sell our products and conduct our business abroad. We, our employees, agents, representatives, business partners and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these employees, agents, representatives, business partners or third-party intermediaries even if we do not explicitly authorize such activities. It is possible that our employees, agents, representatives, business partners or third-party intermediaries could fail to comply with our policies and applicable laws and regulations, for which we may ultimately be held responsible. Any allegations or violation of the FCPA or other applicable anti-bribery and anti-corruption laws and anti-money laundering laws could result could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, significant fines and penalties, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from government contracts, all of which may have an adverse effect on our reputation, business, results of operations, and prospects. Responding to any investigation or action would likely result in a materially significant diversion of management's attention and resources, significant defense costs and other professional fees.

The standards imposed by private entities and inbox service providers to regulate the use and delivery of email have in the past interfered with, and may continue to interfere with, the effectiveness of our platform and our ability to conduct business.

From time to time, private entities and inbox service providers impose requirements that impact our and our customers' ability to use and deliver email. For example, some of our IP addresses have become, and we expect will continue to be, listed with one or more denylisting entities due to the messaging practices of our customers and other users. We may be at an increased risk of having our IP addresses denylisted due to our scale and volume of email processed, compared to our smaller

competitors. There can be no guarantee that we will be able to successfully remove ourselves from those lists. Because we fulfill email delivery on behalf of our customers, denylisting of this type could undermine the effectiveness of our customers' transactional email, email marketing programs and other email communications, all of which could have a material negative impact on our business, financial condition and results of operations. In the first quarter of 2024, Google and Yahoo began enforcing new email sender requirements aimed at sender authentication, including Domain-based Message Authentication, Reporting and Conformance ("DMARC") record requirements. We expect that these requirements will require us to devote time and resources toward compliance efforts, and these or similar authentication requirements imposed in the future could result in reduced volumes for our email products and could adversely affect our business, financial condition and results of operations.

Additionally, inbox service providers can block emails from reaching their users or categorize certain emails as "promotional" emails and, as a result, direct them to an alternate or "tabbed" section of the recipient's inbox. The implementation of new or more restrictive policies by inbox service providers may make it more difficult to deliver our customers' emails, particularly if we are not given adequate notice of a change in policy or struggle to update our platform or services to comply with the changed policy in a reasonable amount of time. If the open rates of our customers' emails are negatively impacted by the actions of inbox service providers to block or categorize emails then customers may question the effectiveness of our platform and cancel their accounts. This, in turn, could harm our business, financial condition and results of operations.

Any legal proceedings or claims against us could be costly and time-consuming to defend and could harm our reputation regardless of the outcome.

We are and may in the future become subject to legal proceedings and claims that arise in the ordinary course of business, such as disputes or employment claims made by our current or former employees. Any litigation, whether meritorious or not, could harm our reputation, will increase our costs and may divert management's attention, time and resources, which may in turn seriously harm our business. Insurance might not cover such claims or the costs to defend such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs and could seriously harm our business. If we are required to make substantial payments or implement significant changes to our operations as a result of legal proceedings or claims, our business, results of operations and financial condition could be adversely affected.


Risks Related to Financial and Accounting Matters


We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, results of operations and financial condition.

As our international operations expand, our exposure to the effects of fluctuations in currency exchange rates grows. For example, global geopolitical events, such as the war in Ukraine and conflict in the Middle East, economic events, public health epidemics and pandemics such as the COVID-19 pandemic, trade tariff developments and other events have caused global economic uncertainty and variability in foreign currency exchange rates. While we have primarily transacted with customers and business partners in U.S. dollars, we have also conducted business in currencies other than the U.S. dollar. We expect to expand the number of transactions with customers that are denominated in foreign currencies in the future as we continue to expand our business internationally. We also incur expenses for some of our network service provider costs outside of the United States in local currencies and for employee compensation and other operating expenses at our non-U.S. locations in the respective local currency. Fluctuations in the exchange rates between the U.S. dollar and other currencies could result in an increase to the U.S. dollar equivalent of such expenses.

In addition, our international subsidiaries maintain net assets that are denominated in currencies other than the functional operating currencies of these entities. As we continue to expand our international operations, we become more exposed to the effects of fluctuations in currency exchange rates. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our results of operations due to transactional and translational remeasurements. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors and securities analysts who follow our stock, the trading price of our common stock could be adversely affected.

We have implemented a program to hedge transactional exposure against the Euro, and may do so in the future with respect to other foreign currencies. We also use derivative instruments, such as foreign currency forward and option contracts,

to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

We have incurred substantial indebtedness that may decrease our business flexibility, access to capital, and/or increase our borrowing costs, and we may still incur substantially more debt, which may adversely affect our operations and financial results.

As of December 31, 2023, we had $1.0 billion of indebtedness outstanding (excluding intercompany indebtedness). Our indebtedness may:

- limit our ability to obtain additional financing to fund future working capital, capital expenditures, business opportunities, acquisitions or other general corporate requirements;

- require a portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, business opportunities, acquisitions and other general corporate purposes;

- increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

- expose us to the risk of increased interest rates as certain of our borrowings, including borrowings under a future revolving credit facility, may be at variable rates of interest;

- place us at a competitive disadvantage compared to our less leveraged competitors; and

- increase our cost of borrowing.

In addition, the indenture which governs our 3.625% notes due 2029 (the "2029 Notes") and our 3.875% notes due 2031 (the "2031 Notes," and together with the 2029 Notes, the "Notes") contains restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could permit the trustee, or permit the holders of the Notes to cause the trustee, to declare all or part of the Notes to be immediately due and payable or to exercise any remedies provided to the trustee and/or result in the acceleration of substantially all of our indebtedness. Any such event would adversely affect our business, results of operations and financial condition.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and may be forced to reduce or delay investments and capital expenditures. We may be forced to sell assets, seek additional capital, or restructure or refinance our indebtedness, including the Notes. Our ability to restructure or refinance our debt will depend on, among other things, the condition of capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments and the indenture that governs the Notes may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness and our financial condition. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations.

We may require additional capital to support our business, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business and may require additional funds. In particular, we may seek additional funds to develop new products and enhance our platform and existing products, expand our operations, including our sales and marketing organizations and our presence outside of the United States, improve our infrastructure or acquire complementary businesses, technologies, services, products and other assets. In addition, we may use a portion of our cash to satisfy tax withholding and remittance obligations related to outstanding restricted stock units. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we may

secure in the future could involve restrictive covenants relating to our capital raising activities, our ability to repurchase stock, and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. We may not be able to obtain additional financing on terms favorable to us, if at all, particularly during times of market volatility and general economic instability. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, scale our infrastructure, develop product enhancements and to respond to business challenges could be significantly impaired, and our business, results of operations and financial condition may be adversely affected.

We rely on assumptions and estimates to calculate certain of our key metrics, and real or perceived inaccuracies in such metrics could adversely affect our reputation and our business.

We rely on assumptions and estimates to calculate certain of our key metrics, such as Active Customer Accounts and Dollar-Based Net Expansion Rate. Our key metrics are not based on any standardized industry methodology and are not necessarily calculated in the same manner or comparable to similarly titled measures presented by other companies. Similarly, our key metrics may differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology. The numbers that we use to calculate Active Customer Accounts and Dollar-Based Net Expansion Rate are based on internal data. While these numbers are based on what we believe to be reasonable judgments and estimates for the applicable period of measurement, there are inherent challenges in measuring usage. We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy. If investors or analysts do not perceive our metrics to be accurate representations of our business, or if we discover material inaccuracies in our metrics, our reputation, business, results of operations, and financial condition would be harmed.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition and business combinations. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock.

Changes in accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our results of operations.

A change in accounting standards or practices may have a significant effect on our results of operations and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, Accounting Standards Codification ("ASC") 842, "Leases" that became effective January 1, 2019, had a material impact on our consolidated financial statements as described in detail in Note 2 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2020. Adoption of these types of accounting standards and any difficulties in implementation of changes in accounting principles, including the ability to modify our accounting systems, could cause us to fail to meet our financial reporting obligations, which result in regulatory discipline and harm investors' confidence in us.

If our goodwill or intangible assets become impaired, we may be required to record a significant charge to earnings.

We review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. As of December 31, 2023, we carried a net $5.6 billion of goodwill and intangible assets. An adverse change in market conditions or significant changes in accounting conclusions, particularly if such changes have the effect of changing one of our critical assumptions or estimates, could result in a change to the estimation of fair value that could result in an impairment charge to our goodwill or intangible assets. For example, during the year ended December 31, 2023, we recorded an impairment of intangible assets related to Segment totaling

approximately $285.7 million, as described in additional detail in Note 6 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. Any such charges may adversely affect our results of operations.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") requires that we evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report on internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. In addition, if we acquire additional businesses, we may not be able to successfully integrate the acquired operations and technologies and maintain internal control over financial reporting, if applicable, in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, and could have a material and adverse effect on our business, results of operations and financial condition and could cause a decline in the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange.

Risks Related to Tax Matters

Our ability to use our net operating losses and certain other tax attributes to offset future taxable income and taxes may be subject to certain limitations.

As of December 31, 2023 we had U.S. federal, state and foreign net operating loss carryforwards ("NOLs"), of $3.4 billion, $2.6 billion and $1.0 billion, respectively. Utilization of these NOL carryforwards depends on our future taxable income, and there is risk that a portion of our existing NOLs could expire unused, and that even if we achieve profitability, the use of our unexpired NOLs would be subject to limitations, which could materially and adversely affect our operating results. U.S. federal NOLs generated in taxable years beginning before January 1, 2018, may be carried forward only 20 years to offset future taxable income, if any. Under current law, U.S. federal NOLs generated in taxable years beginning after December 31, 2017, can be carried forward indefinitely, but the deductibility of such U.S. federal NOLs in taxable years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to federal law.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), and corresponding provisions of state law, a corporation that undergoes an "ownership change" (generally defined as a greater than 50-percentage-point cumulative change (by value) in the equity ownership of certain stockholders over a rolling three-year period) is subject to limitations on its ability to utilize its pre-change NOLs and other pre-change tax attributes to offset post-change taxable income and taxes. Our existing NOLs and other tax attributes may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in the future, our ability to utilize NOLs could be further limited by Section 382 of the Code. Future changes in our stock ownership, some of which may be outside of our control, could result in an ownership change under Section 382 of the Code. In addition, at the state level, there may be periods during which the use of NOL carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

We may have additional tax liabilities, which could harm our business, results of operations and financial condition.

Significant judgments and estimates are required in determining our provision for income taxes and other tax liabilities. Our tax expense may be impacted, for example, if tax laws change or are clarified to our detriment or if tax authorities successfully challenge the tax positions that we take, such as, for example, positions relating to the arm's-length pricing standards for our intercompany transactions and our indirect tax positions. In determining the adequacy of our provision for

income taxes, we assess the likelihood of adverse outcomes that could result if our tax positions were challenged by the Internal Revenue Service ("IRS"), and other tax authorities. Should the IRS or other tax authorities assess additional taxes as a result of examinations, we may be required to record charges to operations that could adversely affect our results of operations and financial condition.

We conduct operations in many tax jurisdictions throughout the United States and internationally. In many of these jurisdictions, non-income-based taxes, such as sales, value-added tax, goods and services tax, and telecommunications taxes, are assessed on our operations or our sales to customers. We are subject to indirect taxes, and may be subject to certain other taxes, in some of these jurisdictions. We collect certain telecommunications-based taxes from our customers in certain jurisdictions, and we expect to continue expanding the number of jurisdictions in which we will collect these taxes in the future.

Many states are also pursuing legislative expansion of the scope of goods and services that are subject to sales and similar taxes as well as the circumstances in which a vendor of goods and services must collect such taxes. Following the United States Supreme Court decision in South Dakota v. Wayfair, Inc., states are now free to levy taxes on sales of goods and services based on an "economic nexus," regardless of whether the seller has a physical presence in the state. Any additional fees and taxes levied on our services by any state may adversely impact our results of operations.

Historically, we have not billed or collected taxes in certain jurisdictions and, in accordance with GAAP, we have recorded a provision for our tax exposure in these jurisdictions when it is both probable that a liability has been incurred and the amount of the exposure can be reasonably estimated. We reserved $18.0 million and $22.2 million for domestic jurisdictions and jurisdictions outside of the United States, respectively, on our December 31, 2023 balance sheet for these tax payments. These estimates include several key assumptions, including, but not limited to, the taxability of our products, the jurisdictions in which we believe we have nexus or a permanent establishment, and the sourcing of revenues to those jurisdictions. In the event these jurisdictions challenge our assumptions and analysis, our actual exposure could differ materially from our current estimates and reserves. If the actual payments we make to any jurisdiction exceed the accrual in our balance sheet, our results of operations would be harmed. In addition, some customers may question the incremental tax charges and seek to negotiate lower pricing from us, which could adversely affect our business, results of operations and financial condition.

We are in discussions with certain jurisdictions regarding potential sales and other indirect taxes for prior periods that we may owe. If any of these jurisdictions disagree with management's assumptions and analysis, the assessment of our tax exposure could differ materially from management's current estimates. For example, in 2020, San Francisco City and County assessed us for $38.8 million in taxes, including interest and penalties, which exceeded the $11.5 million we had accrued for that assessment. We paid the full amount under protest and filed a lawsuit on May 27, 2021 contesting the assessment. We entered into a settlement agreement in November 2023 pursuant to which San Francisco paid us $18.0 million in settlement of our claims.

Our global operations and structure subject us to potentially adverse tax consequences.

We generally conduct our global operations through subsidiaries and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. In particular, our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. Also, our tax expense could be affected depending on the applicability of withholding and other taxes (including withholding and indirect taxes on software licenses and related intercompany transactions) under the tax laws of certain jurisdictions in which we have business operations. The relevant revenue and taxing authorities may disagree with positions we have taken generally, or our determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations.

Changes in, or interpretations of, tax rules and regulations or our tax positions may materially and adversely affect our income taxes.

We are subject to income taxes in both the United States and numerous international jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Our effective tax rates may fluctuate significantly on a quarterly basis because of a variety of factors, including changes in the mix of earnings and losses in countries with differing statutory tax rates, changes in our business or structure, changes in tax laws that could adversely impact our income or non-income taxes or the expiration of or disputes about certain tax agreements in a particular country. We are subject to audit by various tax authorities. In accordance with U.S. GAAP, we recognize income tax benefits, net of required valuation allowances and accrual for uncertain tax positions. Although we believe our tax estimates are reasonable, the final

determination of tax audits and any related litigation could be materially different than that which is reflected in historical income tax provisions and accruals. Should additional taxes be assessed as a result of an audit or litigation, an adverse effect on our results of operations, financial condition and cash flows in the period or periods for which that determination is made could result.

Changes in tax laws or tax rulings, or changes in interpretations of existing laws, could cause us to be subject to additional income-based taxes and non-income taxes (such as payroll, sales, use, value-added, digital tax, net worth, property, and goods and services taxes), which in turn could materially affect our financial position and results of operations. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase our customers' and our compliance, operating and other costs, as well as the costs of our products. For example, on August 16, 2022, the Inflation Reduction Act of 2022 was signed into law, with tax provisions primarily focused on implementing a 15% minimum tax on global adjusted financial statement income, effective for tax years beginning after December 31, 2022, and a 1% excise tax on share repurchases occurring after December 31, 2022, which resulted in an excise tax payable calculated on our 2023 share repurchases.

As another example, beginning in 2022, the Tax Cuts and Jobs Act of 2017 (the "Tax Act") eliminates the option to deduct research and development expenditures currently and requires taxpayers to capitalize and amortize them over five or fifteen years pursuant to Section 174 of the Code, which impacts our effective tax rate and our cash tax liability in 2023. If the requirement to capitalize Section 174 expenditures is not modified by legislation, it will continue to impact our effective tax rate and our cash tax liability.

On October 8, 2021, the Organization for Economic Co-operation and Development (the "OECD") announced the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting (the "Framework") which agreed to a two-pillar solution to address tax challenges arising from digitalization of the economy. On December 20, 2021, the OECD released Pillar Two Model Rules defining the global minimum tax rules, which contemplate a minimum tax rate of 15% for large multinational companies. On December 15, 2022, the European Union (EU) Member States formally adopted the EU's Pillar Two Directive and various countries have enacted or are in the process of enacting legislation on these rules. These changes, when enacted by various countries in which we do business, may increase our taxes in these countries. Changes to these and other areas in relation to international tax reform, including future actions taken by foreign governments in response to the Tax Act, could increase uncertainty and may adversely affect our tax rate and cash flow in future years.

Risks Related to Ownership of Our Common Stock

The trading price of our common stock has been volatile and may continue to be volatile, and you could lose all or part of your investment.

The trading price of our common stock has, and may continue to, fluctuate significantly in response to numerous factors, many of which are beyond our control and may not be related to our operating performance, including:

- price and volume fluctuations in the overall stock market from time to time;

- volatility in the trading prices and trading volumes of technology stocks;

- changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

- sales of shares of our common stock by our stockholders;

- our issuance or repurchase of shares of our common stock;

- short selling of our common stock or related derivatives;

- failure of securities analysts to maintain coverage of us, changes in financial estimates or the publication of reports or statements by securities analysts or investors who follow our company, or our failure to meet these estimates or the expectations of investors;

- the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

- announcements by us or our competitors of new products or services;

- the public's reaction to our press releases, other public announcements and filings with the SEC;

- rumors and market speculation involving us or other companies in our industry;

- changes in laws, industry standards, regulations or regulatory enforcement in the United States or internationally;

- actual or anticipated changes in our results of operations or fluctuations in our results of operations or actual or anticipated changes in our strategy or the organization of our business;

- actual or anticipated developments in our business, our competitors' businesses or the competitive landscape generally;

- litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

- developments or disputes concerning our intellectual property or other proprietary rights;

- announced or completed acquisitions of businesses, products, services or technologies by us or our competitors;

- changes in accounting standards, policies, guidelines, interpretations or principles;

- any significant change in our management, including changes in the pace of hiring; and

- general political, social, economic and market conditions, in both domestic and foreign markets, including the effects of the war in Ukraine and conflict in the Middle East on the global economy, changes in the labor market, supply chain disruptions, inflation, increased interest rates, instability and volatility in the banking and financial services sector, and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

Substantial future sales of shares of our common stock could cause the market price of our common stock to decline.

The market price of our common stock could decline as a result of substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, or the perception in the market that holders of a large number of shares intend to sell their shares. Additionally, the shares of common stock subject to outstanding options and restricted stock unit awards under our equity incentive plans and the shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market upon issuance, subject to applicable insider trading policies.

We may not realize the anticipated long-term stockholder value of our share repurchase program, and any failure to repurchase our common stock after we have announced our intention to do so may negatively impact our stock price.

In February 2023, our board of directors authorized the repurchase of up to $1.0 billion of our common stock from time to time through a share repurchase program. Under our share repurchase program, we may make repurchases of stock through a variety of methods, including open share market purchases, privately negotiated purchases, entering into one or more confirmations or other contractual arrangements with a financial institution counterparty to effectuate one or more accelerated stock repurchase contracts, forward purchase contracts or similar derivative instruments, Dutch auction tender offers, or through a combination of any of the foregoing, in accordance with applicable federal securities laws. Our share repurchase program terminates at 11:59 pm Pacific Time on December 31, 2024, does not obligate us to repurchase any specific number of shares, and may be suspended at any time at our discretion and without prior notice. The timing and amount of any repurchases, if any, will be subject to liquidity, stock price, market and economic conditions, compliance with applicable legal requirements such as Delaware surplus and solvency tests and other relevant factors. Any failure to repurchase stock after we have announced our intention to do so may negatively impact our reputation and investor confidence in us and may negatively impact our stock price.

The existence of our share repurchase program could cause our stock price to be higher than it otherwise would be and could potentially reduce the market liquidity for our stock. Although our share repurchase program is intended to enhance long-term stockholder value, there is no assurance that it will do so because the market price of our common stock may decline below the levels at which we repurchase shares, and short-term stock price fluctuations could reduce the effectiveness of the program.

Repurchasing our common stock reduces the amount of cash we have available to fund working capital, capital expenditures, strategic acquisitions or business opportunities, and other general corporate purposes, and we may fail to realize the anticipated long-term stockholder value of any share repurchase program.

If securities or industry analysts change their recommendations regarding our common stock adversely, the trading price of our common stock and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If any of the analysts who cover us change their recommendation regarding our common stock adversely, or provide more favorable relative recommendations about our competitors, the trading price of our common stock would likely decline. If any analyst who covers us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price of our common stock or trading volume to decline.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation, bylaws and Delaware law contain provisions which could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors. Among other things, our certificate of incorporation and bylaws include provisions:

- authorizing "blank check" preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

- limiting the liability of, and providing indemnification to, our directors and officers;

- limiting the ability of our stockholders to call and bring business before special meetings;

- providing that our board of directors is classified into three classes of directors with staggered three-year terms;

- prohibiting stockholder action by written consent, instead requiring all stockholder actions to be taken at a meeting of our stockholders;

- requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

- controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings; and

- providing for advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a meeting of stockholders, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents certain stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of at least two-thirds of our outstanding common stock not held by such 15% or greater stockholder.

Any provision of our certificate of incorporation, bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Our bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

- any derivative action or proceeding brought on our behalf;

- any action asserting a breach of fiduciary duty owed by our directors, officers, employees or our stockholders;

- any action asserting a claim against us arising under the Delaware General Corporation Law; and

- any action asserting a claim against us that is governed by the internal-affairs doctrine (the "Delaware Forum Provision").

The Delaware Forum Provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim under the Securities Act, for which the United States District Court for the Northern District of California has sole and exclusive jurisdiction (the "Federal Forum Provision"), as we are based in the State of California. In addition, our bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or employees, which may discourage lawsuits against us and our directors, officers and employees. If a court were to find the Delaware Forum Provision and the Federal Forum Provision in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

We do not expect to declare any dividends in the foreseeable future.

We have never paid dividends and we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors may need to rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

General Risks

Our business is subject to the risks of pandemics, earthquakes, fire, floods and other natural catastrophic events, and to interruption by man-made problems such as power disruptions, computer viruses, data security breaches, terrorism or war.

Our business operations are subject to interruption by natural disasters, flooding, fire, power shortages, public health epidemics or pandemics, terrorism, political unrest, cyber-attacks, geopolitical instability, war, the effects of climate change and other events beyond our control. For example, our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. A significant natural disaster, such as an earthquake, fire or flood, occurring at our headquarters, at one of our other facilities or where a business partner is located could adversely affect our business, results of operations and financial condition. Further, if a natural disaster or man-made problem were to affect our service providers, this could adversely affect the ability of our customers to use our products and platform. Natural disasters, public health epidemics or pandemics, such as the COVID-19 pandemic, and geopolitical events, such as the war in Ukraine and conflict in the Middle East, could cause disruptions in our or our customers' businesses, national economies or the world economy as a whole.

We also rely on our network and third-party infrastructure and enterprise applications and internal technology systems for our engineering, sales and marketing, and operations activities. Although we maintain incident management and disaster

response plans, in the event of a major disruption caused by a natural disaster or man-made problem, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our development activities, lengthy interruptions in service, breaches of data security and loss of critical data, any of which could adversely affect our business, results of operations and financial condition.

In addition, computer malware, viruses and computer hacking, fraudulent use attempts and phishing attacks have become more prevalent in our industry, have occurred on our platform in the past and may occur on our platform in the future. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, integrity and availability of our products and technical infrastructure to the satisfaction of our customers may harm our reputation and our ability to retain existing customers and attract new customers. In addition, global climate change could result in certain types of natural disasters occurring more frequently or with more intense effects. Any such events may result in users being subject to service disruptions or outages, and we may not be able to recover our technical infrastructure in a timely manner to maintain or resume operations, which may adversely affect our financial results.

Our reputation and/or business could be negatively impacted by ESG matters and/or our reporting of such matters.

There is an increasing focus from regulators, certain investors, and other stakeholders concerning ESG matters, both in the United States and internationally. We communicate certain ESG-related initiatives, goals, and/or commitments regarding environmental matters, diversity, responsible sourcing and social investments, and other matters in our annual Impact and DEI Report, on our website, in our filings with the SEC, and elsewhere. These initiatives, goals, or commitments could be difficult to achieve and costly to implement. We could fail to achieve, or be perceived to fail to achieve, our ESG-related initiatives, goals, or commitments. In addition, we could be criticized for the timing, scope or nature of these initiatives, goals, or commitments, or for any revisions to them. To the extent that our required and voluntary disclosures about ESG matters increase, we could be criticized for the accuracy, adequacy, or completeness of such disclosures. Our actual or perceived failure to achieve our ESG-related initiatives, goals, or commitments could negatively impact our reputation, result in ESG-focused investors not purchasing and holding our stock, or otherwise materially harm our business.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Our board of directors recognizes the critical importance of maintaining the trust and confidence of our customers, clients, business partners and employees. Our board of directors is actively involved in oversight of our risk management program, and cybersecurity represents an important component of our overall approach to enterprise risk management ("ERM").

Risk Management and Strategy

We have policies, standards, processes and practices for assessing, identifying, and managing material risk from cybersecurity threats that are integrated into our ERM systems and processes. Our cross-functional approach to cybersecurity risk management is focused on preserving the confidentiality, integrity, and availability of our information systems by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur. As part of this approach, we have implemented controls and procedures that provide for the prompt escalation of certain cybersecurity incidents to enable timely decisions by management regarding the public disclosure and reporting of such incidents.

Our cybersecurity program is focused on the following key areas:

• *Governance.* As discussed in more detail under the heading "Governance" below, our board of directors' oversight of cybersecurity risk is supported by our audit committee, which regularly interacts with our ERM function, our Chief Digital Officer ("CDO"), our Chief Information Security Officer ("CISO"), other members of management, and relevant committees and working groups, including management's Enterprise Risk Committee ("ERC"), Cyber Incident Task Force ("CITF"), and Security Incident Response Team ("SIRT"), in its oversight of cybersecurity-related risk.

• *Risk Assessment.* We devote significant resources and designate high-level personnel, including our ERC, which includes our Chief Legal Officer ("CLO"), our CDO, our CISO, our Vice President of Internal Audit, and our Vice President of Ethics, Compliance and Risk Management, to manage the cybersecurity risk assessment and mitigation process. We conduct

security assessments both internally and with the assistance of third parties to identify cybersecurity threats periodically and to identify any potentially material changes in our business practices that may affect information systems that are vulnerable to such cybersecurity threats. These security assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential impact of such risks, and the sufficiency and effectiveness of existing policies, procedures, systems, and controls to manage such risks. Risk themes identified during our risk assessments guide annual cybersecurity planning activities and investments to improve security coverage, technology capabilities and processes.

- *Technical Safeguards.* We deploy, maintain, and regularly monitor the effectiveness of technical safeguards that are designed to protect our information systems from cybersecurity threats. We align our security program to recognized frameworks and industry standards. We make investments in core security capabilities, including awareness and training, identity and access, incident response, product security, cloud security, enterprise security, risk management, and supply chain risk, in order to enable us to better identify, protect, detect, respond to, and recover from evolving security threats. Our technical safeguards include firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through internal and external security assessments and cybersecurity threat intelligence. We regularly assess our safeguards through internal testing by our assurance teams. We also leverage external third-party testing (e.g., penetration testing, attack surface mapping, and security maturity assessments) and seek third-party certifications (e.g., SOC2, ISO, and PCI DSS). Following our risk assessments, we evaluate whether and/or how to re-design and/or enhance our safeguards to reasonably address any identified risks or gaps.

- *Incident Response and Recovery Planning.* We have established comprehensive incident response and recovery plans that address the full lifecycle of our response to a cybersecurity incident. These plans are periodically tested and evaluated.

- *Third-Party Risk Management.* We maintain a comprehensive, risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of our systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems. We perform due diligence on vendors, service providers and other third-party users of our systems at initial onboarding and periodically thereafter. We require that third-party service providers have the ability to implement and maintain reasonable and appropriate security measures, consistent with applicable laws, in connection with their work with us, and to promptly report any actual or suspected breach of their security measures that may affect our company.

- *Security Awareness and Training.* Our security awareness program requires that employees and certain contractors complete comprehensive security training upon joining the company and annually thereafter. The training covers critical security topics to ensure our workforce stays informed about top-of-mind security areas, such as phishing. The training helps ensure that our personnel have the knowledge and skills required to protect our digital assets and critical data. In addition, we conduct awareness campaigns on cybersecurity threats as a means to equip our personnel with effective tools to address such threats and to communicate our evolving information security policies, standards, processes and practices.

We engage in the periodic assessment and testing of our cybersecurity policies, standards, processes and practices, including through audits, assessments, tabletop exercises, threat modeling, vulnerability testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. To assist with such assessment and testing, we engage assessors, consultants, auditors, and other third parties to perform assessments on our cybersecurity measures, including for third-party testing and certifications (as described above under "Technical Safeguards"), information security maturity assessments, customer audits, and independent reviews of our information security control environment and operating effectiveness. The material results of such assessments, audits and reviews are reported to our audit committee, and we adjust our cybersecurity policies, standards, processes and practices as necessary based on the information provided.

To date, cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected our company, including our business strategy, results of operations, or financial condition. For additional information regarding whether any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, are reasonably likely to materially affect our company in the future, including our business strategy, results of operations, or financial condition, see Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K.

Governance

Our board of directors, in coordination with our audit committee, oversees our ERM process, including the management of cybersecurity risks, and is responsible for monitoring and assessing strategic risk exposure. Our management team and its committees, including our ERC, our CITF, our SIRT, and our core information security operational teams, in partnership with our engineering teams, are responsible for the day-to-day management and mitigation of the material cybersecurity risks we face.

Our board of directors administers its cybersecurity risk oversight function through our audit committee. Our audit committee receives regular presentations and reports on cybersecurity risks, which address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to our peers and third parties, and risks relating to cybersecurity incidents. Our board of directors receives quarterly updates from our audit committee on ERM and cybersecurity risks.

Our ERC, comprised of our CLO, our CDO, our CISO, our Vice President of Internal Audit, and our Vice President of Ethics, Compliance and Risk Management, among others, oversees our ERM activities, including cybersecurity-related risks. Our CDO and our CISO (who reports to our CDO) are primarily responsible for the assessment and management of our material risks from cybersecurity threats, working collaboratively and cross-functionally to design and implement our cybersecurity policies and processes, including those described in "Risk Management and Strategy" above, and for responding to any cybersecurity incidents. In addition, our CITF (which includes our CDO, our CISO, our CLO, and our Chief Financial Officer ("CFO")) is primarily responsible for evaluating cybersecurity incidents, gathering and assessing facts relevant to applicable regulatory reporting and disclosure obligations, making recommendations to our Chief Executive Officer and CFO regarding such disclosure, and advising our board of directors and audit committee on the effectiveness of policies and procedures related to the disclosure of cybersecurity incidents.

To facilitate our cybersecurity risk management program, multidisciplinary teams throughout our company are deployed to address cybersecurity threats and to respond to cybersecurity incidents. Through ongoing communications with these teams, our CDO, our CISO, and the SIRT monitor the detection, mitigation and remediation of cybersecurity threats and incidents in real time, and report such threats and incidents to the CITF when appropriate.

Our CDO has over 25 years of experience at technology companies and has been in the security space for over 18 years, including serving as chief security officer at a public company and leading security engineering at another public company. Our CDO also serves on the board of directors of a publicly traded cybersecurity company. Our CDO holds an undergraduate degree in electronics engineering and a graduate degree in business administration and management. Our CISO has over 18 years of experience managing cybersecurity risks in the technology industry, including serving as the acting chief security officer at a public company and holding other senior cybersecurity leadership and operational roles at other companies. Our CISO holds an undergraduate degree in computer engineering and graduate degrees in electrical engineering and business administration. Our CFO, CLO, VP of Internal Audit, and VP of Ethics, Compliance and Risk Management each hold undergraduate and/or graduate degrees in their respective fields, and have over 10 years of experience managing risks at the Company and at similar companies, including risks arising from cybersecurity threats.

Item 2. *Properties*

We lease all of our facilities and do not own any real property. Our headquarters, which serves as our principal offices for our business segments, is located in San Francisco, California, where we actively occupy 83,372 square feet of office space at 101 Spear Street. In 2022, we announced our decision to become a remote-first company allowing our employees the flexibility to work remotely on a permanent basis. As a result of this decision, we permanently closed several of our offices, including a portion of our headquarters space. The financial impact on our results of operations from closing these offices is described in Note 6 and Note 10 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

We lease additional office space in various other locations in South America, Europe and Asia. This includes our international headquarters in Dublin, Ireland, and regional offices used for business operations, sales, support, and product development for our business segments. Additional information regarding our lease commitments is available in Note 10 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

We believe that our remaining facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Item 3. *Legal Proceedings*

Refer to Note 17(b) to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for a description of our current material legal proceedings.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information for Common Stock

Our Class A common stock ("common stock") is traded on the New York Stock Exchange under the symbol "TWLO." Our Class B common stock is neither listed nor traded, and no Class B common stock is currently issued or outstanding.

Holders of Record

As of January 31, 2024, we had 251 holders of record of our Class A common stock. There are no holders of record of our Class B common stock. The actual number of stockholders is greater than this number of holders of record and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Twilio Inc. under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

We have presented below the cumulative five-year total return to our stockholders in comparison to the S&P 500 Index and S&P 500 Information Technology Index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each respective index at the market closing price on the last trading day for the fiscal year ended December 31, 2018, and its relative performance is tracked through the last trading day for the fiscal year ended December 31, 2023. The comparisons are based on historical data and are not indicative of, nor intended to forecast, the future performance of our common stock.



Sales of Unregistered Securities

During the year ended December 31, 2023, we issued 88,408 shares of our unregistered common stock to an independent donor advised fund to further our Twilio.org philanthropic goals. The shares were "restricted securities" for purposes of Rule 144 under the Securities Act, and had an aggregate fair market value on the date of donation of $5.3 million. The foregoing transaction did not involve any underwriters, any underwriting discounts or commissions, or any public offering. We believe the offer, sale and issuance of the above shares were exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act because the issuance of the shares did not involve a public offering.

Issuer Purchases of Equity Securities

The following table summarizes the share repurchase activity for the three months ended December 31, 2023:

	Total Number of Shares Purchased[1]		Average Price Paid Per Share[2]		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1]		Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[1]
	(In thousands)				(In thousands)		(In millions)
October 1 - 31, 2023	943	$	53.42		943	$	399
November 1 - 30, 2023	758	$	54.16		758	$	358
December 1 - 31, 2023	415	$	72.75		415	$	328
	2,116				2,116		

[1] In February 2023, our board of directors authorized a share repurchase program to repurchase up to $1.0 billion in aggregate value of our Class A common stock. Repurchases under the program can be made through open market transactions, privately negotiated transactions and other means in compliance with applicable federal securities laws, including through Rule 10b5-1 plans. We have discretion in determining the conditions under which shares may be repurchased from time to time. The program expires on December 31, 2024. Refer to Note 18 — Stockholders' Equity in Part II, Item 8, of this Annual Report on Form 10-K for additional information related to share repurchases.

[2] Average price paid per share includes costs associated with the repurchases.

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. In addition to historical financial information, the following discussion contains forward-looking statements that are based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K.

Overview

We enable businesses of all sizes to revolutionize how they engage with their customers by delivering seamless, trusted and personalized customer experiences at scale. Our leading customer engagement platform comprises communications APIs that enable developers to embed numerous forms of messaging, voice, and email interactions into their customer-facing applications, as well as software products that target specific engagement needs, including our customer data platform, digital engagement centers, marketing campaigns and advanced account security solutions. This combination of flexible APIs and software solutions helps businesses of all sizes and across numerous industries to benefit from smarter and more streamlined engagement at every step of the customer journey, including reduced customer acquisition costs, lasting loyalty and increased customer value. Our platform, which combines our highly customizable communications APIs with customer data management capabilities, allows businesses to break down data silos and build a comprehensive single source for their customer data that is organized into unique profiles that are easily accessible by all their business teams. Empowered with this information and the insights it enables, businesses using our platform can provide robust, personalized and effective communications to their customers at every stage of their customer relationships. The value proposition of our offerings has become stronger and our

products have become more strategic to our customers as more and more businesses have prioritized building more personalized and more differentiated customer engagement experiences through digital channels.

In February 2023, we began operating our business in two business units: Communications and Data & Applications, which has since been renamed Segment. Our Communications business consists of a variety of APIs and software solutions to optimize communications between our customers and their end users. Our key Communications offerings include Messaging, Voice, Email, Flex, Marketing Campaigns, and User Identity and Authentication. Our Segment business consists of software products that enable businesses to leverage their first-party data to create unique customer profiles and achieve more effective customer engagement. Our key Segment offerings are Segment and Engage. Together, our Communications and Segment products power our customer engagement platform. We believe that our two business units are complementary and address adjacent needs and related problems for our customers. Our goal is to create a flywheel for effective customer engagement by combining Segment's user profiles with our rich Communications data to drive more personalized and intelligent customer interactions. We believe that our business unit structure enables each business unit to execute toward its respective goals with appropriate focus and independence, best positioning us to achieve our long-term plan of creating the leading customer engagement platform.

For a comprehensive overview of our business, our platform and our products refer to Part I, Item 1, "Business," included elsewhere in this Annual Report on Form 10-K.

In the years ended December 31, 2023, 2022, and 2021, our revenue was $4.2 billion, $3.8 billion and $2.8 billion, respectively, and our net loss was $1.0 billion, $1.3 billion and $949.9 million, respectively. In the years ended December 31, 2023, 2022, and 2021, our 10 largest Active Customer Accounts generated an aggregate of 10%, 12% and 11% of our total revenue, respectively.

Recent Developments

Business Unit Reorganization. In February 2023, we began operating our business in two business units: Twilio Communications ("Communications") and Twilio Data & Applications ("Data & Applications"). We determined that as of the end of the second quarter of 2023 we had two operating and reportable segments, Communications and Data & Applications, and that our segment measure of profitability was non-GAAP gross profit.

In the fourth quarter of 2023, we further modified the organization of our business units by moving our Flex and Marketing Campaigns products from the Data & Applications reportable segment into the Communications reportable segment. We also renamed our Data & Applications segment to Segment. The fourth quarter reorganization did not change our reportable segment structure; however, it changed the reporting unit structure within our operating segments. Reporting units are the level below the operating segment level at which we allocate and test goodwill. As a result of these changes, we reallocated goodwill to the newly formed reporting units after each reorganization. We were required to test goodwill for impairment immediately before and immediately after each time our reporting unit structure changed. In the second quarter of 2023, we performed a goodwill impairment assessment immediately before and immediately after the reorganization and the change in the reporting unit structure and concluded that goodwill was not impaired.

Prior to testing goodwill in the fourth quarter of 2023, we identified a change in Segment's performance, which indicated that certain intangible assets in our Segment reportable segment may not be recoverable. We performed an impairment assessment, as required by the accounting guidance, and recorded a $285.7 million aggregate impairment loss related to Segment's developed technology and customer relationship intangible assets. We engaged an external expert to assist us with the valuation analysis. The loss is recorded in the impairment of long-lived assets line item of our consolidated financial statements for the year ended December 31, 2023, included elsewhere in this Annual Report on Form 10-K.

After the impairment loss was recorded in the fourth quarter of 2023, we performed a goodwill impairment assessment and concluded that goodwill was not impaired immediately before and immediately after the reorganization and the change in the reporting unit structure.

Further, in January 2024, our newly appointed Chief Executive Officer ("CEO"), who is also our Chief Operating Decision Maker ("CODM"), began reviewing segment operating results using non-GAAP income from operations as the segment measure of profitability. As such, we have disclosed our segment related information to reflect management's current view of the business.

Refer to Note 6, Note 8 and Note 12 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional information on the restructuring, impairment and segment reporting.

Share Repurchase Program. In February 2023, our board of directors authorized a share repurchase program pursuant to which we may repurchase up to $1.0 billion in aggregate value of our common stock until the program expires on December 31, 2024. Repurchases under this program can be made through open market, private transactions or other means in compliance with applicable federal securities laws and could include repurchases pursuant to Rule 10b5-1 trading plans. We have discretion in determining the conditions under which shares may be repurchased from time to time.

In the year ended December 31, 2023, we repurchased $672.1 million in aggregate value, or 11.3 million shares, of our common stock under this program. As of December 31, 2023, approximately $327.9 million of the originally authorized amount remained available for future repurchases.

Workforce Reduction Plans. In February 2023, we announced a workforce restructuring plan (the "February 2023 Plan") to eliminate approximately 17% of our workforce. The execution of the February 2023 Plan was substantially completed in the first quarter of 2023. In December 2023, we announced another restructuring plan (the "December 2023 Plan") to further eliminate approximately 5% of our workforce. In the year ended December 31, 2023, the cumulative restructuring expenses incurred under the February 2023 Plan and December 2023 Plan were $165.7 million and were related to employee severance, benefits, vesting of equity awards and facilitation costs. The estimated remaining expenses related to both plans are not expected to be significant. For additional details refer to Note 7 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Sabbatical Program. In February 2023, we announced that we will be sunsetting our employee sabbatical program that we introduced effective July 1, 2022. The sabbatical program was intended to provide our tenured employees with a paid leave of four consecutive weeks after every three years of service. Employees who had accumulated more than three years of service as of the program's effective date became eligible for their benefit immediately. As of December 31, 2023, the remaining liability of $5.5 million related to the accumulated benefits for employees who remain eligible under this program until its expiration. As of December 31, 2022, the accrued sabbatical liability was $30.7 million.

Remote-First Company. In 2022, we announced our decision to become a remote-first company, allowing our employees the flexibility to work remotely on a permanent basis. As part of our new operating strategy, we permanently closed several of our offices in 2022 and 2023. These office closures resulted in an impairment of several long-lived assets, including our operating lease assets, leasehold improvements and property and equipment. In the year ended December 31, 2023, we recorded a total impairment loss of $34.8 million related to our permanent office closures.

Impairment of Strategic Investment. In the first quarter of 2023, we recorded a $46.2 million impairment loss associated with one of our investments from 2021 to reduce its carrying amount to fair value.

Divestiture of IoT Assets. In the second quarter of 2023, we completed the sale of our IoT asset group for a stock consideration of $15.8 million. The loss on divestiture and related expenses recorded in the year ended December 31, 2023 were not significant.

Divestiture of ValueFirst Business. In the third quarter of 2023, we completed the sale of our ValueFirst business for a total cash sales price of $45.5 million, or $38.2 million in proceeds, net of cash divested. In the year ended December 31, 2023, we recorded a $28.8 million loss on divestiture and an additional $3.3 million in related expenses. For additional details refer to Note 5 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Factors Affecting Our Results of Operations

We are focused on profitable growth. To increase revenue and grow market share, we intend to further enhance our ISV relationships, improve our self-service capabilities, cross-sell our products, drive product innovation, expand internationally, and enhance Segment interoperability. We also intend to optimize our business and take measures to reduce costs, including simplifying our business processes, modernizing our infrastructure, focusing on self-service, leveraging AI, and implementing other initiatives targeted at improving efficiencies in our business. We are also conducting an operational review of our Segment business, which we expect to complete in March 2024.

Our revenue is primarily derived from usage-based fees, which can lead to variability in our results of operations and at times create differences between our forecasts and actual results. Our usage-based revenue is also more immediately impacted by changes in consumer spending and macroeconomic conditions than our subscription-based revenue.

Our gross margin is impacted by a number of factors, including the timing and extent of our investments in our operations; our product mix; our ability to manage our cloud infrastructure-related and network service provider fees, including

A2P SMS fees; the mix of U.S. revenue compared to international revenue; changes in foreign exchange rates; the timing of amortization of capitalized software development costs and acquired intangibles; and the extent to which we periodically choose to adjust prices of our products.

Our gross profit is impacted by our product mix. Our cost of revenue and gross profit are also impacted by changes in hosting fees and network service providers' fees and our ability to pass these costs through to our customers. We also experience seasonal trends due to increased consumer activity in the fourth quarter, which may result in lower sequential revenue in the first quarter.

We are winding down our video product and the software component of our Zipwhip business in 2024, which we expect will negatively impact revenue growth rates in 2024.

We are also migrating part of Segment's architecture to a new infrastructure provider in 2024, which we expect to allow us to recognize greater operational efficiency and scale up new AI-driven products and features. We expect this migration will take several quarters and result in overlapping expenses with our original and new vendors for much of 2024, which we expect to negatively impact Segment gross margins until we complete the migration.

We expect our recent workforce restructurings and recent office closures will reduce our operating expenses. We are also modifying our employee compensation program by introducing a new cash bonus program and reducing or eliminating our use of equity compensation for certain employees, which will primarily impact our expenses commencing in the first quarter of 2024.

Key Business Metrics

We review a number of operational and financial metrics, including Active Customer Accounts and Dollar-Based Net Expansion Rate, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

The following table summarizes our year-over-year revenue growth and Dollar-Based Net Expansion Rate for the years ended December 31, 2023, 2022 and 2021, and the number of Active Customer Accounts as of December 31, 2023, 2022 and 2021.

| | Year Ended December 31, | | |
	2023	2022	2021
Active Customer Accounts	305,000	290,000	256,000
Total Revenue (in thousands)	$ 4,153,945	$ 3,826,321	$ 2,841,839
Total Revenue Growth Rate	9 %	35 %	61 %
Dollar-Based Net Expansion Rate	103 %	121 %	131 %

Active Customer Accounts

We define an Active Customer Account at the end of any period as an individual account, as identified by a unique account identifier, for which we have recognized at least $5 of revenue in the last month of the period. A single organization may constitute multiple unique Active Customer Accounts if it has multiple account identifiers, each of which is treated as a separate Active Customer Account. Active Customer Accounts excludes customer accounts from Zipwhip, Inc. ("Zipwhip"). Communications Active Customer Accounts and Segment Active Customer Accounts are calculated using the same methodology, but using only revenue recognized from accounts in the respective segment. When presented in this Annual Report on Form 10-K, (i) the number of Active Customer Accounts is rounded down to the nearest thousand, (ii) the number of Communications Active Customer Accounts is rounded down to the nearest thousand, and (iii) the number of Segment Active Customer Accounts is rounded down to the nearest hundred.

We believe that the number of Active Customer Accounts, on an aggregate basis and at the segment level, is an important indicator of the growth of our business, the market acceptance of our platform and future revenue trends. We believe that use of our platform by customers at or above the $5 per month threshold is a stronger indicator of potential future engagement than trial usage of our platform or usage at levels below $5 per month. In the three years ended December 31, 2023, 2022 and 2021, revenue from Active Customer Accounts represented over 99% of total revenue in each period.

Dollar-Based Net Expansion Rate

Our Dollar-Based Net Expansion Rate compares the total revenue from all Active Customer Accounts and customer accounts from Zipwhip in a quarter to the same quarter in the prior year. To calculate the Dollar-Based Net Expansion Rate, we first identify the cohort of Active Customer Accounts and customer accounts from Zipwhip that were Active Customer Accounts or customer accounts from Zipwhip in the same quarter of the prior year. The Dollar-Based Net Expansion Rate is the quotient obtained by dividing the revenue generated from that cohort in a quarter, by the revenue generated from that same cohort in the corresponding quarter in the prior year. When we calculate Dollar-Based Net Expansion Rate for periods longer than one quarter, we use the average of the applicable quarterly Dollar-Based Net Expansion Rates for each of the quarters in such period. Revenue from acquisitions does not impact the Dollar-Based Net Expansion Rate calculation until the quarter following the one-year anniversary of the applicable acquisition, unless the acquisition closing date is the first day of a quarter. As a result, for the year ended December 31, 2023, our Dollar-Based Net Expansion Rate excludes the contributions from acquisitions made after October 1, 2022. Revenue from divestitures does not impact the Dollar-Based Net Expansion Rate calculation beginning in the quarter the divestiture closed, unless the divestiture closing date is the last day of a quarter. As a result, for the year ended December 31, 2023, our Dollar-Based Net Expansion Rate excludes the contributions from divestitures made after December 31, 2022. Communications Dollar-Based Net Expansion Rate and Segment Dollar-Based Net Expansion Rate are calculated using the same methodology, but using only revenue attributable to the respective segment and Active Customer Accounts and customer accounts from Zipwhip for that respective segment.

We believe that measuring Dollar-Based Net Expansion Rate, on an aggregate basis and at the segment level, provides an important indication of the performance of our efforts to increase revenue from existing customers. Our ability to drive growth and generate incremental revenue depends, in part, on our ability to maintain and grow our relationships with existing Active Customer Accounts and to increase their use of the platform. An important way in which we have historically tracked performance in this area is by measuring the Dollar-Based Net Expansion Rate for Active Customer Accounts. Our Dollar-Based Net Expansion Rate increases when such Active Customer Accounts increase their usage of a product, extend their usage of a product to new applications or adopt a new product. Our Dollar-Based Net Expansion Rate decreases when such Active Customer Accounts cease or reduce their usage of a product or when we lower usage prices on a product. As our customers grow their businesses and extend the use of our platform, they sometimes create multiple customer accounts with us for operational or other reasons. As such, when we identify a significant customer organization (defined as a single customer organization generating more than 1% of revenue in a quarterly reporting period) that has created a new Active Customer Account, this new Active Customer Account is tied to, and revenue from this new Active Customer Account is included with, the original Active Customer Account for the purposes of calculating this metric.

Key Components of Statements of Operations

Revenue

Revenue. We recognize revenue from our products on either a usage basis or a subscription basis, depending on the nature of the product and the type of customer contract. Our reportable segments contain products that may follow either revenue recognition model.

The majority of our Communications segment revenue is derived from usage-based fees. The usage-based fees are earned when customers access our cloud-based platform and start using the products. Some examples of our usage-based products are Messaging and Voice. For Messaging products, we primarily charge fees related to the number of text messages sent or received. For Voice products, we primarily charge fees for minutes of call duration. Some examples of the subscription-based Communications products are Email, Marketing Campaigns and Flex. For these products we recognize revenue evenly over the contract term.

Our Segment segment revenue is derived from Segment and Engage products that are subscription-based. For these products we recognize revenue evenly over the contract term. When our usage-based products are embedded into our subscription-based products, we charge for each product separately on a usage or subscription basis, respectively, and record the revenue in the reportable segment in which each product resides.

Most of our usage-based customers gain access to our products and solutions through our e-commerce self-service sign-up format, which requires an upfront prepayment via credit card that is drawn down as they use our products. Pricing is generally based on a publicly available, self-serve pricing matrix that generally allows customers to receive tiered discounts as their usage of our products increases. Many of our larger usage-based customers enter into contractual arrangements with us for a period of at least 12 months. These contracts may include negotiated terms and typically include minimum revenue commitments of varying durations. Usage-based customers subject to such contracts are typically invoiced monthly in arrears for products used. In the years ended December 31, 2023, 2022 and 2021, we generated 71%, 73% and 72% of our revenue, respectively, from usage-based fees.

Subscription-based fees are earned in accordance with subscription pricing terms. For our subscription-based products, customers generally enter into negotiated contracts, which are typically one to three years in duration. Subscription customers are generally invoiced in advance at the start of the contract term. In the years ended December 31, 2023, 2022 and 2021, we generated 29%, 27% and 28% of our revenue, respectively, from non-usage-based fees.

Amounts that have been charged via credit card or invoiced are recorded in revenue, deferred revenue or customer deposits, depending on whether the revenue recognition criteria have been met. Our deferred revenue and customer deposits liability balance is not a meaningful indicator of our future revenue at any point in time because the number of contracts with our invoiced customers that contain terms requiring any form of prepayment is not significant.

We define U.S. revenue as revenue from customers with IP addresses or mailing addresses at the time of registration in the United States. We define international revenue as revenue from customers with IP addresses or mailing addresses at the time of registration outside of the United States.

Cost of Revenue and Gross Profit

Cost of Revenue. Cost of revenue consists primarily of fees paid to network service providers. Cost of revenue also includes cloud infrastructure fees, direct costs of personnel, such as salaries and stock-based compensation for our customer support employees, and other non-personnel costs, such as depreciation and amortization expense related to data centers and hosting equipment, and amortization of capitalized internal-use software development costs and acquired intangible assets. Costs of revenue are generally directly attributable to each segment. Certain costs of revenue are allocated to segments based on methodologies that best reflect the patterns of consumptions of these costs.

Our arrangements with network service providers require us to pay fees based on the volume of phone calls initiated or text messages sent, as well as the number of telephone numbers acquired by us to service our customers. Our arrangements with our cloud infrastructure providers require us to pay fees based on our server capacity consumption.

Gross Profit. Gross profit represents revenue less cost of revenue.

Operating Expenses

The most significant components of operating expenses are personnel costs, which consist of salaries, benefits, sales commissions and bonuses and stock-based compensation. We also incur other non-personnel costs related to our general overhead expenses.

Research and Development. Research and development expenses consist primarily of personnel costs, outsourced engineering services, cloud infrastructure fees for staging and development of our products, depreciation, amortization of capitalized internal-use software development costs and an allocation of our general overhead expenses. We capitalize the portion of our software development costs that meets the criteria for capitalization. Research and development expenses are generally directly attributable to each segment. Certain research and development expenses are allocated to segments based on methodologies that best reflect the patterns of consumptions of these costs. A small percentage of research and development costs, such as costs related to digital architecture and information security, are not allocated to segments because they support company-wide processes and are managed on a company-wide level.

We are focusing our research and development investment in the highest impact product areas for our future. We are investing strategically in alignment with our focus on building a trusted, leading customer engagement platform.

Sales and Marketing. Sales and marketing expenses consist primarily of personnel costs, including commissions and bonuses to our sales employees. Sales and marketing expenses also include expenditures related to advertising, marketing, brand awareness activities, costs related to our SIGNAL customer and developer conferences, credit card processing fees, professional services fees, depreciation, amortization of acquired intangible assets and an allocation of our general overhead expenses. Sales and marketing expenses are generally directly attributable to each segment. Certain sales and marketing expenses are allocated to segments based on methodologies that best reflect the patterns of consumptions of these costs. A small percentage of sales and marketing costs, such as costs related to corporate communications and global brand awareness, are not allocated to segments because they support company-wide processes and are managed on a company-wide level.

We focus our sales and marketing efforts on generating awareness of our company, platform and products, creating sales leads and establishing and promoting our brand, both domestically and internationally.

General and Administrative. General and administrative expenses consist primarily of personnel costs for our accounting, finance, legal, human resources and administrative support personnel. General and administrative expenses also include costs related to business acquisitions and dispositions, legal and other professional services fees, certain taxes, depreciation and amortization, charitable contributions and an allocation of our general overhead expenses. General and administrative expenses are allocated to each segment when they are directly attributable to each segment or are allocated to segments based on methodologies that best reflect the patterns of consumptions of these costs. A significant portion of general and administrative costs, such as costs related to corporate governance, legal and certain finance and accounting functions, support company-wide processes and are managed on a company-wide level and, therefore, are considered corporate costs and are not allocated to segments.

We expect that we will incur costs associated with supporting the growth of our business. We may also incur higher than usual losses related to deterioration of quality of certain financial assets caused by macroeconomic conditions.

Restructuring Costs. Restructuring costs consist primarily of personnel costs, such as employee severance payments, benefits and certain facilitation costs, associated with our workforce reductions, which are described in Note 6 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. Restructuring costs also include stock-based compensation expense related to vesting of stock-based awards of the impacted employees.

Impairment of Long-Lived Assets. Impairment of long-lived assets consists of impairment of intangible assets and certain operating right-of-use assets and the associated leasehold improvements and property and equipment when the carrying amounts exceed their respective fair values.

Other Expenses, Net

Our other expenses, net consist primarily of our share of losses from our equity method investment; impairment charges and gains and losses related to our strategic investments and marketable securities, including interest income; and debt-related costs, including interest expense.

(Provision for) Benefit From Income Taxes

Our (provision for) benefit from income taxes consists primarily of income taxes, withholding taxes in foreign jurisdictions in which the Company conducts business and tax benefits related to the release of valuation allowance from historically completed acquisitions.

The primary difference between our effective tax rate and the federal statutory rate relates to the valuation allowance the Company established on the federal, state and certain foreign net operating losses and credits.

Non-GAAP Financial Measures

We use the following non-GAAP financial information, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations and assists in comparisons with other companies, many of which use similar non-GAAP financial information to supplement their results of operations reported in accordance with generally accepted accounting principles ("GAAP"). Non-GAAP financial information is presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP and may be different from similarly-titled non-GAAP measures used by other companies. Whenever we use a non-GAAP financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with GAAP. The users of our consolidated financial statements are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.

Non-GAAP Gross Profit and Non-GAAP Gross Margin

For the periods presented, we define non-GAAP gross profit and non-GAAP gross margin as GAAP gross profit and GAAP gross margin, respectively, adjusted to exclude, as applicable, certain expenses as presented in the table below:

	Year Ended December 31,		
	2023	**2022**	**2021**
Reconciliation:	(In thousands)		
GAAP gross profit	$ 2,043,930	$ 1,813,577	$ 1,390,713
GAAP gross margin	49 %	47 %	49 %
Non-GAAP adjustments:			
Stock-based compensation	26,343	21,136	14,074
Amortization of acquired intangibles	113,266	122,653	114,896
Payroll taxes related to stock-based compensation	699	539	—
Non-GAAP gross profit	$ 2,184,238	$ 1,957,905	$ 1,519,683
Non-GAAP gross margin	53 %	51 %	53 %

Non-GAAP Operating Expenses

For the periods presented, we define non-GAAP operating expenses (including categories of operating expenses) as GAAP operating expenses (and categories of operating expenses) adjusted to exclude, as applicable, certain expenses as presented in the table below:

	Year Ended December 31,		
	2023	**2022**	**2021**
Reconciliation:	(In thousands)		
GAAP operating expenses	$ 2,920,471	$ 3,018,885	$ 2,306,297
Non-GAAP adjustments:			
Stock-based compensation	(636,499)	(763,149)	(618,211)
Amortization of acquired intangibles	(79,041)	(83,528)	(83,888)
Acquisition and divestiture related expenses	(5,555)	(2,621)	(7,449)
Loss on net assets divested	(32,277)	—	—
Payroll taxes related to stock-based compensation	(12,286)	(23,293)	(48,417)
Charitable contributions	(17,346)	(9,541)	(31,169)
Restructuring costs	(165,733)	(76,636)	—
Impairment of long-lived assets	(320,504)	(97,722)	—
Non-GAAP operating expenses	$ 1,651,230	$ 1,962,395	$ 1,517,163

Non-GAAP Income (Loss) from Operations and Non-GAAP Operating Margin

For the periods presented, we define non-GAAP income (loss) from operations and non-GAAP operating margin as GAAP income (loss) from operations and GAAP operating margin, respectively, adjusted to exclude, as applicable, certain expenses as presented in the table below:

	Year Ended December 31,		
	2023	**2022**	**2021**
Reconciliation:	(In thousands)		
GAAP loss from operations	$ (876,541)	$ (1,205,308)	$ (915,584)
GAAP operating margin	(21)%	(32)%	(32)%
Non-GAAP adjustments:			
Stock-based compensation	662,842	784,285	632,285
Amortization of acquired intangibles	192,307	206,181	198,784
Acquisition and divestiture related expenses	5,555	2,621	7,449
Loss on net assets divested	32,277	—	—
Payroll taxes related to stock-based compensation	12,985	23,832	48,417
Charitable contributions	17,346	9,541	31,169
Restructuring costs	165,733	76,636	—
Impairment of long-lived assets	320,504	97,722	—
Non-GAAP income (loss) from operations	$ 533,008	$ (4,490)	$ 2,520
Non-GAAP operating margin	13 %	— %	— %

Results of Operations

The following table sets forth our results of operations for the periods presented. The period-to-period comparison of our historical results are not indicative of the results that may be expected in the future.

	Year Ended December 31,		
	2023	2022	2021
Consolidated Statements of Operations Data:	(In thousands, except share and per share amounts)		
Revenue	$ 4,153,945	$ 3,826,321	$ 2,841,839
Cost of revenue [(1) (2)]	2,110,015	2,012,744	1,451,126
Gross profit	2,043,930	1,813,577	1,390,713
Operating expenses:			
Research and development [(1) (2)]	942,790	1,079,081	789,219
Sales and marketing [(1) (2)]	1,022,985	1,248,032	1,044,618
General and administrative [(1) (2)]	468,459	517,414	472,460
Restructuring costs [(1)]	165,733	76,636	—
Impairment of long-lived assets	320,504	97,722	—
Total operating expenses	2,920,471	3,018,885	2,306,297
Loss from operations	(876,541)	(1,205,308)	(915,584)
Other expenses, net:			
Share of losses from equity method investment	(121,897)	(35,315)	—
Impairment of strategic investments	(46,154)	—	—
Other income (expenses), net	47,863	(3,009)	(45,345)
Total other expenses, net	(120,188)	(38,324)	(45,345)
Loss before (provision for) benefit from income taxes	(996,729)	(1,243,632)	(960,929)
(Provision for) benefit from income taxes	(18,712)	(12,513)	11,029
Net loss attributable to common stockholders	$ (1,015,441)	$ (1,256,145)	$ (949,900)
Net loss per share attributable to common stockholders, basic and diluted	$ (5.54)	$ (6.86)	$ (5.45)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	183,327,844	182,994,038	174,180,465

[(1)] Includes stock-based compensation expense as follows:

	Year Ended December 31,		
	2023	2022	2021
	(In thousands)		
Cost of revenue	$ 26,343	$ 21,136	$ 14,074
Research and development	331,526	374,846	258,672
Sales and marketing	183,389	240,109	213,351
General and administrative	121,584	148,194	146,188
Restructuring costs	13,015	14,275	—
Total	$ 675,857	$ 798,560	$ 632,285

[(2)] Includes amortization of acquired intangibles as follows:

	Year Ended December 31,		
	2023	2022	2021
	(In thousands)		
Cost of revenue	$ 113,266	$ 122,653	$ 114,896
Research and development	1,913	1,680	1,260
Sales and marketing	77,128	81,841	82,493
General and administrative	—	7	135
Total	$ 192,307	$ 206,181	$ 198,784

The following table sets forth our results of operations for each of the periods presented as a percentage of our total revenue:

| | Year Ended December 31, | | |
	2023	**2022**	**2021**
Consolidated Statements of Operations, as a percentage of revenue: **			
Revenue	100%	100%	100%
Cost of revenue	51	53	51
Gross profit	49	47	49
Operating expenses:			
Research and development	23	28	28
Sales and marketing	25	33	37
General and administrative	11	14	17
Restructuring costs	4	2	—
Impairment of long-lived assets	8	3	—
Total operating expenses	70	79	81
Loss from operations	(21)	(32)	(32)
Other expenses, net			
Share of losses from equity method investment	(3)	(1)	—
Impairment of strategic investments	(1)	—	—
Other income (expenses), net	1	*	(2)
Total other expenses, net	(3)	(1)	(2)
Loss before (provision for) benefit from income taxes	(24)	(33)	(34)
(Provision for) benefit from income taxes	*	*	*
Net loss attributable to common stockholders	(24%)	(33%)	(33%)

_____

*   Less than 0.5% of revenue.
**   Columns may not add up to 100% due to rounding.

Comparison of Fiscal Years Ended December 31, 2023, 2022 and 2021

Revenue

	Year Ended December 31,			2022 to 2023 Change		2021 to 2022 Change	
	2023	**2022**	**2021**				
	(Dollars in thousands)						
Twilio Communications	$ 3,858,693	$ 3,550,087	$ 2,640,874	$ 308,606	9 %	$ 909,213	34 %
Twilio Segment	295,252	276,234	200,965	19,018	7 %	75,269	37 %
Consolidated total revenue	$ 4,153,945	$ 3,826,321	$ 2,841,839	$ 327,624	9 %	$ 984,482	35 %

2023 compared to 2022

In 2023, Communications revenue increased by $308.6 million, or 9%, compared to the same period last year. This increase was primarily attributable to a 5% increase in the number of Communications Active Customer Accounts from over 282,000 as of December 31, 2022, to over 297,000 as of December 31, 2023, as well as the increased usage of our products by our existing customers, as reflected in our Communications Dollar-Based Net Expansion Rate of 103%. These increases were offset by a decrease of $59.8 million related to revenue from our ValueFirst and IoT businesses, which were divested during 2023.

In 2023, Segment revenue increased by $19.0 million, or 7%, compared to the same period last year. This increase was primarily attributable to a 4% increase in the number of Segment Active Customer Accounts from over 7,700 as of December 31, 2022 to over 8,000 as of December 31, 2023. Our Segment Dollar-Based Net Expansion Rate was 97% for the year ended December 31, 2023, due to higher contraction and customer churn compared to the same period last year.

In 2023, consolidated total revenue increased by $327.6 million, or 9%, compared to the same period last year. This increase was primarily attributable to a 5% increase in the number of Active Customer Accounts, from over 290,000 as of December 31, 2022 to over 305,000 as of December 31, 2023, as well as the increased usage of our products by our existing customers, as reflected in our Dollar-Based Net Expansion Rate of 103%.

In 2023, U.S. revenue and international revenue represented $2.8 billion, or 66%, and $1.4 billion, or 34%, of total revenue, respectively. In 2022, U.S. revenue and international revenue represented $2.5 billion, or 66%, and $1.3 billion, or 34%, of total revenue, respectively.

2022 compared to 2021

In 2022, Communications revenue increased by $909.2 million, or 34%, compared to the same period in the prior year. This increase was primarily attributable to a 13% increase in the number of Communications Active Customer Accounts from over 249,000 as of December 31, 2021, to over 282,000 as of December 31, 2022, as well as the increased usage of our products by our existing customers, as reflected in our Communications Dollar-Based Net Expansion Rate of 121%.

In 2022, Segment revenue increased by $75.3 million, or 37%, compared to the same period in the prior year. This increase was primarily attributable to a 4% increase in the number of Segment Active Customer Accounts from over 7,400 as of December 31, 2021 to over 7,700 as of December 31, 2022. Our Segment Dollar-Based Net Expansion Rate was 116% for the year ended December 31, 2022.

In 2022, consolidated total revenue increased by $984.5 million, or 35%, compared to the same period in the prior year. This increase was primarily attributable to a 13% increase in the number of Active Customer Accounts, from over 256,000 as of December 31, 2021, to over 290,000 as of December 31, 2022, as well as an increase in the usage of our products by our existing customers, as reflected in our Dollar-Based Net Expansion Rate of 121%.

In 2022, U.S. revenue and international revenue represented $2.5 billion, or 66%, and $1.3 billion, or 34%, of total revenue, respectively. In 2021, U.S. revenue and international revenue represented $1.9 billion, or 68%, and $914.5 million, or 32%, of total revenue, respectively.

Cost of Revenue and Gross Profit

	Year Ended December 31,			2022 to 2023 Change		2021 to 2022 Change	
	2023	2022	2021				
	(Dollars in thousands)						
Cost of revenue	$ 2,110,015	$ 2,012,744	$ 1,451,126	$ 97,271	5 %	$ 561,618	39 %
Gross profit	$ 2,043,930	$ 1,813,577	$ 1,390,713	$ 230,353	13 %	$ 422,864	30 %

2023 compared to 2022

In 2023, cost of revenue increased by $97.3 million, or 5%, compared to the same period last year. This increase was primarily attributable to a $51.4 million increase in network service providers' costs, net of the impact of the hedging instruments, and a $28.7 million increase in hosting fees, which support the growth in usage of our products by our new and existing customers. The increase was also attributable to a $20.3 million increase in amortization of capitalized internal-use software development costs due to additional internal-use software projects placed in service in the current year.

In 2023, gross profit increased by $230.4 million, or 13%, compared to the same period last year. This increase was attributable to the factors impacting our revenue and cost of revenue, as described above.

2022 compared to 2021

In 2022, cost of revenue increased by $561.6 million, or 39%, compared to the same period in the prior year. The increase was primarily attributable to a $477.0 million increase in network service providers' costs, net of the impact of hedging instruments, and a $40.8 million increase in hosting fees, which supported the growth in usage of our products by our new and existing customers.

In 2022, gross profit increased $422.9 million, or 30%, compared to the same period last year. This increase was attributable to the factors impacting our revenue and cost of revenue, as described above.

Operating Expenses

	Year Ended December 31,			2022 to 2023 Change		2021 to 2022 Change	
	2023	2022	2021				
	(Dollars in thousands)						
Research and development	$ 942,790	$ 1,079,081	$ 789,219	$ (136,291)	(13)%	$ 289,862	37 %
Sales and marketing	1,022,985	1,248,032	1,044,618	(225,047)	(18)%	203,414	19 %
General and administrative	468,459	517,414	472,460	(48,955)	(9)%	44,954	10 %
Restructuring costs	165,733	76,636	—	89,097	116 %	76,636	100 %
Impairment of long-lived assets	320,504	97,722	—	222,782	228 %	97,722	100 %
Total operating expenses	$ 2,920,471	$ 3,018,885	$ 2,306,297	$ (98,414)	(3)%	$ 712,588	31 %

2023 compared to 2022

In 2023, research and development expenses decreased by $136.3 million, or 13%, compared to the same period last year. The decrease was primarily attributable to a $140.7 million decrease in total personnel costs, which was mostly driven by the restructuring of our workforce in September 2022, February 2023 and December 2023, that contributed to an 8% decrease in average research and development headcount in 2023. For further detail on the restructuring plans refer to Note 7 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

In 2023, sales and marketing expenses decreased by $225.0 million, or 18%, compared to the same period last year. The decrease was primarily attributable to a $183.2 million decrease in total personnel costs, which was mostly driven by the restructuring of our workforce in September 2022, February 2023 and December 2023, that contributed to a 14% decrease in average sales and marketing headcount in 2023. Sales and marketing expenses also decreased due to a $21.5 million decrease in advertising expenses. For further detail on the restructuring plans refer to Note 7 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

In 2023, general and administrative expenses decreased by $49.0 million, or 9%, compared to the same period last year. The decrease was primarily attributable to a $78.1 million decrease in total personnel costs, which was mostly driven by the restructuring of our workforce in September 2022, February 2023 and December 2023, that contributed to a 21% decrease in average general and administrative headcount in 2023. These decreases were partially offset by a $32.3 million loss on divestiture related to the sale of our ValueFirst business and our IoT asset group. For further detail on the restructuring plans and divestitures, refer to Note 7 and Note 5, respectively, to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

In 2023, restructuring costs increased by $89.1 million, or 116%, compared to the same period last year. The increase was primarily attributable to our restructuring activities under the February 2023 Plan and December 2023 Plan, which collectively had a more substantial financial impact than our restructuring activities undertaken in September 2022. For further detail refer to Note 7 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

In 2023, impairment of long-lived assets increased by $222.8 million, or 228%, compared to the same period last year. The increase was primarily attributable to the impairment of Segment intangible assets of $285.7 million in 2023, as a result of the performance of our Segment segment described in detail in Note 6 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. This increase was partially offset by a $62.9 million decrease in impairments of operating right-of-use assets and property and equipment due to fewer office closures in 2023 compared to 2022.

2022 compared to 2021

In 2022, research and development expenses increased by $289.9 million, or 37%, compared to the same period in the prior year. The increase was primarily attributable to a $264.4 million increase in personnel costs, net of capitalized costs, largely as a result of a 33% increase in average research and development headcount as we continued to focus on enhancing our Segment and Flex products and strengthening our platform infrastructure.

In 2022, sales and marketing expenses increased by $203.4 million, or 19%, compared to the same period in the prior year. The increase was primarily attributable to a $175.5 million increase in personnel costs, largely as a result of a 26% increase in average sales and marketing headcount as we continued to expand our sales efforts globally. The increase was also due to a $13.4 million increase in advertising expenses.

In 2022, general and administrative expenses increased by $45.0 million, or 10%, compared to the same period in the prior year. The increase was primarily attributable to a $32.0 million increase in personnel costs, comprised of a $29.9 million, or 20%, increase in personnel costs before stock-based compensation, and a $2.0 million increase in stock-based compensation. The increase in personnel costs were largely a result of a 21% increase in average general and administrative headcount to support the growth of our business globally. The increase was also attributable to a $28.3 million increase in our bad debt expense. These increases were partially offset by a $21.6 million decrease in charitable contribution expense that we made through Twilio.org.

In 2022, we incurred $76.6 million in restructuring costs as a result of restructuring activities undertaken in September 2022, as described in Note 7 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

In 2022, we incurred $97.7 million in impairment charges related to our operating lease assets and other long-lived assets. The impairment charges were triggered by office closures in 2022 as described in Note 6 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Other Expenses, net

	Year Ended December 31,			2022 to 2023 Change		2021 to 2022 Change	
	2023	**2022**	**2021**				
	(Dollars in thousands)						
Share of losses from equity method investment	$ 121,897	$ 35,315	$ —	$ 86,582	245 %	$ 35,315	100 %
Impairment of strategic investments	46,154	—	—	46,154	100 %	—	— %
Other (income) expenses, net	(47,863)	3,009	45,345	(50,872)	(1,691)%	(42,336)	(93)%
Total other expenses, net	$ 120,188	$ 38,324	$ 45,345	$ 81,864	214 %	$ (7,021)	(15)%

2023 compared to 2022

In 2023, other expenses, net, increased by $81.9 million, or 214%, compared to the same period last year. The increase was primarily attributable to a $86.6 million increase in our share of losses from our equity method investment and a $46.2 million increase related to an impairment of a strategic investment, partially offset by a $53.8 million increase in income related to our investments. For further detail refer to Notes 3 and 11 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

2022 compared to 2021

In 2022, other expenses, net, decreased by $7.0 million, or 15%, compared to the same period in the prior year. The decrease was attributable to the $29.0 million loss from debt extinguishment in 2021 that did not recur in 2022, and a $13.3 million increase in interest income related to our investments, which was partially offset by a $35.3 million increase in our share of losses from our equity method investment. The net decrease in the remaining other expenses, net, categories were not significant either individually or in the aggregate. For further detail refer to Notes 3 and 11 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Segment Results of Operations

The following table presents the results for non-GAAP operating income (loss), as reviewed by our CODM, for each of our Communications and Segment segments for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,			2022 to 2023 Change		2021 to 2022 Change	
	2023	**2022**	**2021**				
	(Dollars in thousands)						
Twilio Communications	$ 841,990	$ 318,680	$ 276,496	$ 523,310	164 %	$ 42,184	15 %
Twilio Segment	$ (72,430)	$ (29,695)	$ (13,006)	$ (42,735)	144 %	$ (16,689)	128 %

2023 compared to 2022

In 2023, Communications non-GAAP income from operations increased by $523.3 million, or 164%, compared to the same period last year. The increase was driven by an increase in Communications revenue of $308.6 million, as described in the Revenue section above, and a decrease in Communications operating expenses, partially offset by an increase in Communications cost of revenue. The decrease in operating expenses was primarily attributable to a $254.1 million decrease in total Communications personnel costs, which was mainly due to the restructuring of our workforce in September 2022, February 2023 and December 2023, that contributed to a 16% decrease in average Communications headcount in 2023. The increase in Communications cost of revenue was primarily attributable to a $19.5 million increase in hosting fees and a $51.3 million increase in network service providers' costs, net of the impact of hedging instruments, to support the increase in revenue due to the growth in usage of our products by our new and existing customers.

In 2023, Segment non-GAAP loss from operations increased by $42.7 million, or 144%, compared to the same period last year. The increase was driven by an increase in Segment operating expenses and cost of revenue, partially offset by an increase in Segment revenue of $19.0 million, as described in the Revenue section above. The increase in operating expenses was primarily attributable to a $25.2 million increase in total Segment personnel costs, which was mainly due to a 12% increase in average Segment headcount in 2023, as we continued to focus on enhancing our Segment product and expanding our sales efforts. The increase in Segment cost of revenue was primarily attributable to a $9.2 million increase in hosting fees and a $4.9 million increase in amortization of capitalized internal-use software development costs.

2022 compared to 2021

In 2022, Communications non-GAAP income from operations increased by $42.2 million, or 15%, compared to the same period in the prior year. The increase was driven by an increase in Communications revenue of $909.2 million, as described in the Revenue section above, offset by an increase in Communications operating expenses and Communications cost of revenue. The increase in operating expenses was primarily attributable to a $259.6 million increase in Communications personnel costs, largely as a result of a 26% increase in average Communications headcount as we continued to focus on enhancing our products and expanding our sales efforts globally, a $24.9 million increase in bad debt expense, a $16.2 million increase in software subscription costs, and an $11.1 million increase in travel related expenses. The increase in Communications cost of revenue was primarily attributable to a $477.0 million increase in network service providers' costs, including the impact of hedging instruments, a $30.7 million increase in hosting fees, and a $14.7 million increase in support costs, all of which supported the growth in usage of our products by new and existing customers. The net increase in the remaining operating expenses and cost of revenue categories were not significant either individually or in the aggregate.

In 2022, Segment non-GAAP loss from operations increased by $16.7 million, or 128%, compared to the same period in the prior year. The increase was driven by an increase in Segment operating expenses and Segment cost of revenue, offset by an increase in Segment revenue of $75.3 million, as described in the Revenue section above. The increase in operating expenses was primarily attributable to a $67.9 million increase in Segment personnel costs, largely as a result of a 50% increase in average Segment headcount as we continued to focus on enhancing our products and expanding our sales efforts globally, and a $9.1 million increase in advertising costs. The increase in Segment cost of revenue was primarily attributable to a $10.2 million increase in hosting fees and a $5.8 million increase in support costs.

Liquidity and Capital Resources

As of December 31, 2023, we had cash and cash equivalents of $655.9 million and short-term marketable securities of $3.4 billion. Cash equivalents consist of money market funds. Short-term marketable securities consist primarily of U.S. treasury securities, non-U.S. government securities, high credit quality corporate debt securities and commercial paper. The cash and cash equivalents and short-term marketable securities are held for working capital purposes.

Our principal sources of liquidity have been (i) the net proceeds of $979.0 million, $1.4 billion and $1.8 billion, net of underwriting discounts and offering expenses paid by us, from our public equity offerings in June 2019, August 2020 and February 2021, respectively; (ii) the aggregate net proceeds of approximately $984.7 million, after deducting purchaser discounts and debt issuance costs paid by us, from the issuance of our 2029 Notes and 2031 Notes in March 2021 (each, as defined below); (iii) the net proceeds of $228.4 million, after deducting transaction costs paid by us, from settlement of our capped call arrangements in June 2021; and (iv) the payments received from customers using our products.

Our primary uses of cash include operating costs, such as personnel-related costs, network service provider costs, cloud infrastructure costs, facility-related spending, as well as, from time to time, acquisitions, investments and share repurchases. Our principal contractual and other commitments consist of obligations under our 2029 Notes and 2031 Notes, our operating leases for office space that we occupy, sublease or hold to sublease, and contractual commitments to our cloud infrastructure and network service providers. Refer to Note 10, Note 14 and Note 17(a) to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for discussions of our obligations and commitments related to leases, debt and other purchase obligations.

We may, from time to time, consider acquisitions of, or investments in, complementary businesses, products, services, capital infrastructure or technologies which might affect our liquidity requirements or cause us to secure additional financing or issue additional equity or debt securities. There can be no assurance that additional credit lines or financing instruments will be available in amounts or on terms acceptable to us, if at all.

We believe that our cash, cash equivalents and marketable securities balances, as well as the cash flows generated by our operations, will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditure needs, including authorized share repurchases, for the next 12 months and beyond. However, our belief may prove to be incorrect, and we could utilize our available financial resources sooner than we currently expect. We may be required to seek additional equity or debt financing in order to meet our future capital requirements. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. If we are unable to raise additional capital when desired, our business, results of operations and financial condition would be adversely affected. Our future capital requirements, the adequacy of our available funds and our cash from operations depend on many factors and are affected by various risks and uncertainties, including those set forth in Part I, Item 1A, "Risk Factors."

Share Repurchase Program

In February 2023, our board of directors authorized a share repurchase program pursuant to which we may repurchase up to $1.0 billion in aggregate value of our common stock. Repurchases under the program will be made through open market, private transactions or other means in compliance with applicable federal securities laws, and could include repurchases pursuant to Rule 10b5-1 trading plans. We have discretion in determining the conditions under which shares may be repurchased from time to time. The program expires on December 31, 2024.

In the year ended December 31, 2023, we purchased $672.1 million in aggregate value, or 11.3 million shares, of our common stock on the open market under this program. As of December 31, 2023, approximately $327.9 million of the originally authorized amount remains available for future repurchases.

2029 Notes and 2031 Notes

In March 2021, we issued and sold $1.0 billion aggregate principal amount of senior notes, consisting of $500.0 million principal amount of 3.625% notes due 2029 (the "2029 Notes") and $500.0 million principal amount of 3.875% notes due 2031 (the "2031 Notes," and together with the 2029 Notes, the "Notes"). These Notes are described in detail in Note 14 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Cash Flows

The following table summarizes our cash flows:

	Year Ended December 31,		
	2023	2022	2021
	(In thousands)		
Cash provided by (used in) operating activities	$ 414,752	$ (254,368)	$ (58,192)
Cash provided by (used in) investing activities	228,603	(616,452)	(2,489,996)
Cash (used in) provided by financing activities	(643,610)	45,007	3,096,325
Effect of exchange rate changes on cash, cash equivalents and restricted cash	108	60	(191)
Net (decrease) increase in cash, cash equivalents and restricted cash	$ (147)	$ (825,753)	$ 547,946

Cash Flows from Operating Activities

In 2023, cash provided by operating activities consisted primarily of our net loss of $1.0 billion adjusted for non-cash items, including $675.9 million of stock-based compensation expense, $284.4 million of depreciation and amortization expense, $320.5 million of impairment of intangible assets and other long-lived assets, $72.9 million amortization of deferred commissions, $27.0 million of non-cash reduction in our operating right-of-use asset, $121.9 million of share of losses from equity method investments, $51.9 million of provision for bad debt and $230.6 million of cumulative changes in operating assets and liabilities. With respect to changes in operating assets and liabilities, accounts receivable and prepaid expenses increased $141.4 million primarily due to revenue growth, timing of cash receipts and pre-payments of our cloud infrastructure fees and certain operating expenses. Accounts payable and other current liabilities decreased $39.4 million primarily driven by lower personnel-related accruals due to lower headcount, including a $25.2 million decrease in the sabbatical benefit accrual driven by lower headcount and the sunsetting of the program. The impairment of intangible assets and other long lived assets is described further in Note 6 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

In 2022, cash used in operating activities consisted primarily of our net loss of $1.3 billion adjusted for non-cash items, including $798.6 million of stock-based compensation expense reflecting the impact of the September 2022 restructuring plan, $279.1 million of depreciation and amortization expense, $97.7 million of impairment of operating lease and other long-lived assets, $57.9 million of amortization of deferred commissions, $47.2 million of non-cash reduction in our operating right-of-use asset, $35.3 million of share of losses from equity method investments, $35.0 million of provision for bad debt, $33.2 million of net amortization of investment premium and discount and $396.6 million of cumulative changes in operating assets and liabilities. With respect to changes in operating assets and liabilities, accounts receivable and prepaid expenses increased $289.0 million primarily due to revenue growth, timing of cash receipts and pre-payments of our cloud infrastructure fees and certain operating expenses. Accounts payable and other current liabilities increased $105.8 million primarily due to increases in transaction volumes, and the impact from the then new sabbatical employee benefit that we introduced effective July 1, 2022. Operating lease liabilities decreased $54.5 million due to payments made against our operating lease obligations. Other long-term assets increased $146.5 million primarily due to an increase in the sales commissions balances related to the growth of our business. The impairment of operating lease and other long lived assets is described further in Note 6 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Cash Flows from Investing Activities

In 2023, cash provided by investing activities was $228.6 million primarily consisting of $247.4 million of maturities and sales of marketable securities and other investments, net of purchases, and $38.2 million of proceeds from divestitures, net of cash divested, partially offset by $39.9 million related to capitalized software development costs and $11.3 million related to purchases of long-lived assets.

In 2022, cash used in investing activities was $616.5 million primarily consisting of $498.9 million of purchases of marketable securities and other investments, net of maturities and sales, $45.8 million related to capitalized software development costs, $37.4 million of net cash paid to acquire other businesses and $34.4 million related to purchases of long-lived assets.

Cash Flows from Financing Activities

In 2023, cash used in financing activities was $643.6 million primarily consisting of $668.8 million of cash paid to repurchase 11.3 million shares of our common stock in the open market, including related costs, offset by $43.8 million in proceeds from stock options exercised by our employees and shares issued under our employee stock purchase plan.

In 2022, cash provided by financing activities was $45.0 million primarily consisting of $59.6 million in proceeds from stock options exercised by our employees and shares issued under our employee stock purchase plan, offset by $13.4 million in principal payments on debt and finance leases.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the accounting policies, assumptions and estimates associated with revenue recognition have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

See Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for a discussion of our accounting policies.

Revenue Recognition

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for credits and any taxes collected from customers, which are subsequently remitted to governmental authorities.

Our revenue is derived from usage and non-usage based fees. Our usage-based fees are earned from certain of our Communications products when customers access our platform. Platform usage is considered a monthly series comprising one performance obligation and usage-based fees are recognized as revenue in the period in which the usage occurs.

Our subscription-based fees are derived from our software products, such as Segment, Engage, Flex, Email and Marketing Campaigns, and certain other non-usage-based contracts, such as with the sales of short codes and customer support. Non-usage-based contracts revenue is recognized on a ratable basis over the contractual term which is generally from one to three years.

Our arrangements do not contain general rights of return. However, credits may be issued on a case-by-case basis. Credits are accounted for as variable consideration, are estimated based on historical trends and are recorded against revenue. The contracts do not provide customers with the right to take possession of the software supporting the applications. Amounts that have been invoiced are recorded in accounts receivable and in revenue or deferred revenue depending on whether the revenue recognition criteria have been met.

Recent Accounting Pronouncements Not Yet Adopted

See Note 2(af) to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for a discussion of recent accounting pronouncements not yet adopted.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to certain market risks in the ordinary course of our business, including sensitivities as follows:

Interest Rate Risk

We had cash and cash equivalents of $655.9 million and marketable securities of $3.4 billion as of December 31, 2023. In any given period, cash and cash equivalents may consist of bank deposits, money market funds, reverse repurchase agreements and commercial paper. Marketable securities consist primarily of U.S. treasury securities, non-U.S. government securities and high credit quality corporate debt securities. The cash and cash equivalents and marketable securities are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in interest income have not been significant. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. In March 2021, we issued $1.0 billion aggregate principal amount of our 2029 Notes and 2031 Notes carrying fixed interest rates of 3.625% and 3.875%, respectively. Due to the short-term nature of our investments and fixed rate nature of our debt, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Currency Exchange Risks

The functional currency of most of our foreign subsidiaries is the U.S. dollar. The local currencies of our foreign subsidiaries are the Australian dollar, the Bermuda dollar, the Brazilian real, the British pound, the Canadian dollar, the Colombian peso, the Czech Republic koruna, the Euro, the Hong Kong dollar, the Indian rupee, the Japanese yen, the Mexican peso, the Polish zloty, the Serbian dinar, the Singapore dollar and the Swedish krona.

The majority of our subsidiaries remeasure monetary assets and liabilities at period-end exchange rates, while non-monetary items are remeasured at historical rates. Revenue and expense accounts are remeasured at the average exchange rate in effect during the month in which a transaction occurs. If there is a change in foreign currency exchange rates, the conversion of our foreign subsidiaries' financial statements into U.S. dollars would result in a realized gain or loss which is recorded in our consolidated statements of operations included elsewhere in this Annual Report on Form 10-K.

We enter into foreign currency derivative hedging transactions to mitigate our exposure to market risks that may result from changes in foreign currency exchange rates. For further information, refer to Note 9 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

A hypothetical 10% change in foreign exchange rates during any of the periods presented would not have had a material impact on our consolidated financial statements.

Item 8. *Financial Statements and Supplementary Data*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Twilio Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Twilio Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the sufficiency of audit evidence over revenue recognition

As discussed in Note 2(e) to the consolidated financial statements, the Company's revenue is derived from usage and non-usage-based fees earned from customers accessing the Company's cloud-based platform. As of December 31, 2023, the Company recorded $4.2 billion in revenues, a portion of which related to Programmable Messaging and Programmable Voice APIs. The Company's revenue recognition process is highly automated, and revenue is recorded within the Company's general ledger through reliance on customized and proprietary information technology (IT) systems.

We identified the evaluation of the sufficiency of audit evidence over revenue recognition related to the Company's Programmable Messaging and Programmable Voice APIs as a critical audit matter. This matter required especially subjective auditor judgment because of the large number of information technology (IT) applications involved in the revenue recognition process. Auditor judgment was required in determining the nature and extent of audit evidence obtained over these information systems that process revenue transactions. Involvement of IT professionals with specialized skills and knowledge was required to assist with the performance and evaluation of certain procedures and determination of IT applications subject to testing.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over revenue recognition. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's Programmable Messaging and Programmable Voice revenue recognition process. We involved IT professionals with specialized skills and knowledge, who assisted in testing controls related to the Company's general information technology and application controls related to the systems utilized within the Company's Programmable Messaging and Programmable Voice revenue recognition process. For a sample of customer agreements, we compared the pricing reflected in the Company's revenue IT system to the contractually agreed upon pricing with the customer. For a sample of revenue transactions, we compared the amounts recognized for consistency with underlying documentation, including contracts with customers. We assessed the recorded revenue by comparing revenue to underlying cash receipts. We evaluated credits issued after year end to assess the revenue recorded within the period. In addition, we evaluated the overall sufficiency of audit evidence obtained by assessing the results of procedures performed, including appropriateness of the nature and extent of such evidence.

/s/ KPMG LLP

We have served as the Company's auditor since 2013.

San Francisco, California
February 27, 2024

TWILIO INC.
Consolidated Balance Sheets

	As of December 31,	
	2023	**2022**
	(In thousands, except share and per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 655,931	$ 651,752
Short-term marketable securities	3,356,064	3,503,317
Accounts receivable, net	562,773	547,507
Prepaid expenses and other current assets	329,204	281,510
Total current assets	4,903,972	4,984,086
Property and equipment, net	209,639	263,979
Operating right-of-use assets	73,959	121,341
Equity method investment	593,582	699,911
Intangible assets, net	350,490	849,935
Goodwill	5,243,266	5,284,153
Other long-term assets	234,799	360,899
Total assets	$ 11,609,707	$ 12,564,304
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 119,615	$ 124,605
Accrued expenses and other current liabilities	424,311	490,221
Deferred revenue and customer deposits	144,499	139,110
Operating lease liability, current	49,872	54,222
Total current liabilities	738,297	808,158
Operating lease liability, noncurrent	120,770	164,551
Finance lease liability, noncurrent	9,191	21,290
Long-term debt, net	988,953	987,382
Other long-term liabilities	19,944	23,881
Total liabilities	1,877,155	2,005,262
Commitments and contingencies (Note 17)		
Stockholders' equity:		
Preferred stock, $0.001 par value, 100,000,000 shares authorized, none issued	—	—
Class A and Class B common stock, $0.001 par value per share		
Authorized shares 1,003,170,181 and 1,100,000,000 as of December 31, 2023 and 2022; Issued and outstanding shares 181,945,771 and 185,975,709 as of December 31, 2023 and 2022	182	186
Additional paid-in capital	14,797,723	14,055,853
Accumulated other comprehensive income (loss)	619	(121,161)
Accumulated deficit	(5,065,972)	(3,375,836)
Total stockholders' equity	9,732,552	10,559,042
Total liabilities and stockholders' equity	$ 11,609,707	$ 12,564,304

See accompanying notes to consolidated financial statements.

TWILIO INC.
Consolidated Statements of Operations

	Year Ended December 31,		
	2023	**2022**	**2021**
	(In thousands, except share and per share amounts)		
Revenue	$ 4,153,945	$ 3,826,321	$ 2,841,839
Cost of revenue	2,110,015	2,012,744	1,451,126
Gross profit	2,043,930	1,813,577	1,390,713
Operating expenses:			
Research and development	942,790	1,079,081	789,219
Sales and marketing	1,022,985	1,248,032	1,044,618
General and administrative	468,459	517,414	472,460
Restructuring costs	165,733	76,636	—
Impairment of long-lived assets	320,504	97,722	—
Total operating expenses	2,920,471	3,018,885	2,306,297
Loss from operations	(876,541)	(1,205,308)	(915,584)
Other expenses, net:			
Share of losses from equity method investment	(121,897)	(35,315)	—
Impairment of strategic investments	(46,154)	—	—
Other income (expenses), net	47,863	(3,009)	(45,345)
Total other expenses, net	(120,188)	(38,324)	(45,345)
Loss before provision for income taxes	(996,729)	(1,243,632)	(960,929)
Provision for income taxes	(18,712)	(12,513)	11,029
Net loss attributable to common stockholders	$ (1,015,441)	$ (1,256,145)	$ (949,900)
Net loss per share attributable to common stockholders, basic and diluted	$ (5.54)	$ (6.86)	$ (5.45)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	183,327,844	182,994,038	174,180,465

See accompanying notes to consolidated financial statements.

TWILIO INC.
Consolidated Statements of Comprehensive Loss

	Year Ended December 31,		
	2023	**2022**	**2021**
	(In thousands)		
Net loss	$ (1,015,441)	$ (1,256,145)	$ (949,900)
Other comprehensive income (loss):			
Unrealized gain (loss) on marketable securities	99,742	(83,049)	(27,215)
Foreign currency translation	5,587	(5,587)	(266)
Net change in market value of effective foreign currency forward exchange contracts	898	556	294
Share of other comprehensive income (loss) from equity method investment	15,553	(14,940)	—
Total other comprehensive income (loss)	121,780	(103,020)	(27,187)
Comprehensive loss attributable to common stockholders	$ (893,661)	$ (1,359,165)	$ (977,087)

See accompanying notes to consolidated financial statements.

TWILIO INC.
Consolidated Statements of Stockholders' Equity

(In thousands, except share amounts)

	Common Stock Class A		Common Stock Class B		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance as of December 31, 2022	176,358,104	$ 174	9,617,605	$ 12	$ 14,055,853	$ (121,161)	$ (3,375,836)	$ 10,559,042
Net loss	—	—	—	—	—	—	(1,015,441)	(1,015,441)
Exercises of vested stock options	238,474	—	127,982	—	7,344	—	—	7,344
Vesting of restricted stock units	5,939,641	7	—	—	(7)	—	—	—
Value of equity awards withheld for tax liability	(38,655)	—	—	—	(2,565)	—	—	(2,565)
Conversion of shares of Class B common stock into shares of Class A common stock	9,745,587	12	(9,745,587)	(12)	—	—	—	—
Shares of Class A common stock issued and donated to charity	88,408	—	—	—	5,346	—	—	5,346
Unrealized gain on marketable securities	—	—	—	—	—	99,742	—	99,742
Repurchases of shares of Class A common stock including related costs	(11,292,516)	(11)	—	—	—	—	(674,695)	(674,706)
Foreign currency translation	—	—	—	—	—	5,587	—	5,587
Shares issued under ESPP	906,728	—	—	—	36,496	—	—	36,496
Net change in market value of effective foreign currency forward exchange contracts	—	—	—	—	—	898	—	898
Share of other comprehensive loss from equity method investment	—	—	—	—	—	15,553	—	15,553
Stock-based compensation	—	—	—	—	682,241	—	—	682,241
Stock-based compensation - restructuring	—	—	—	—	13,015	—	—	13,015
Balance as of December 31, 2023	181,945,771	$ 182	—	$ —	$ 14,797,723	$ 619	$ (5,065,972)	$ 9,732,552

See accompanying notes to consolidated financial statements.

TWILIO INC.
Consolidated Statements of Stockholders' Equity

(In thousands, except share amounts)

	Common Stock Class A		Common Stock Class B		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance as of December 31, 2021	170,625,994	$ 168	9,842,105	$ 12	$ 13,169,118	$ (18,141)	$ (2,119,691)	$ 11,031,466
Net loss	—	—	—	—	—	—	(1,256,145)	(1,256,145)
Exercises of vested stock options	373,793	—	392,231	—	22,500	—	—	22,500
Vesting of restricted stock units	4,277,266	4	—	—	(4)	—	—	—
Value of equity awards withheld for tax liability	(6,250)	—	—	—	(1,098)	—	—	(1,098)
Conversion of shares of Class B common stock into shares of Class A common stock	616,731	—	(616,731)	—	—	—	—	—
Shares of Class A common stock issued and donated to charity	88,408	—	—	—	9,541	—	—	9,541
Unrealized loss on marketable securities	—	—	—	—	—	(83,049)	—	(83,049)
Foreign currency translation	—	—	—	—	—	(5,587)	—	(5,587)
Shares returned from escrow	(152,239)	—	—	—	(387)	—	—	(387)
Shares issued under ESPP	534,401	2	—	—	37,063	—	—	37,065
Net change in market value of effective foreign currency forward exchange contracts	—	—	—	—	—	556	—	556
Share of other comprehensive loss from equity method investment	—	—	—	—	—	(14,940)	—	(14,940)
Stock-based compensation	—	—	—	—	804,845	—	—	804,845
Stock-based compensation - restructuring	—	—	—	—	14,275	—	—	14,275
Balance as of December 31, 2022	176,358,104	$ 174	9,617,605	$ 12	$ 14,055,853	$ (121,161)	$ (3,375,836)	$ 10,559,042

See accompanying notes to consolidated financial statements.

TWILIO INC.
Consolidated Statements of Stockholders' Equity

(In thousands, except share amounts)

	Common Stock Class A Shares	Common Stock Class A Amount	Common Stock Class B Shares	Common Stock Class B Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
Balance as of December 31, 2020	153,496,222	$ 151	10,551,302	$ 13	$ 9,613,246	$ 9,046	$ (1,169,791)	$ 8,452,665
Net loss							(949,900)	(949,900)
Exercises of vested stock options	1,779,320	2	509,499		87,693			87,695
Vesting of restricted stock units	3,515,913	4			(4)			—
Value of equity awards withheld for tax liability	(32,002)				(10,388)			(10,388)
Conversion of shares of Class B common stock into shares of Class A common stock	1,218,696	1	(1,218,696)	(1)	—			—
Equity component from partial settlement and redemption of convertible senior notes due 2023	4,846,965	5			335,637			335,642
Settlement of capped call, net of related costs					225,233			225,233
Shares of Class A common stock issued under ESPP	198,926				48,465			48,465
Shares of Class A common stock issued and donated to charity	88,408				31,169			31,169
Issuance of shares of Class A common stock in connection with a follow-on public offering, net of underwriters' discounts and issuance costs	4,312,500	4			1,765,709			1,765,713
Shares of Class A common stock issued in acquisition	1,116,816	1			419,169			419,170
Value of equity awards assumed in acquisition					1,511			1,511
Shares of Class A common stock subject to future vesting	84,230							—
Unrealized loss on marketable securities						(27,215)		(27,215)
Foreign currency translation						(266)		(266)
Net change in market value of effective foreign currency forward exchange contracts						294		294
Stock-based compensation					651,678			651,678
Balance as of December 31, 2021	170,625,994	$ 168	9,842,105	$ 12	$ 13,169,118	$ (18,141)	$ (2,119,691)	$ 11,031,466

See accompanying notes to consolidated financial statements.

TWILIO INC.
Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2023	**2022**	**2021**
	(In thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (1,015,441)	$ (1,256,145)	$ (949,900)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	284,413	279,127	258,378
Non-cash reduction to the right-of-use asset	26,971	47,160	48,786
Net amortization of investment premium and discount	(44)	33,165	36,158
Impairment of long-lived assets	320,504	97,722	—
Stock-based compensation including restructuring	675,857	798,560	632,285
Amortization of deferred commissions	72,892	57,913	31,541
Realized and unrealized losses on equity securities	8,043	—	—
Provision for doubtful accounts	51,859	35,012	7,210
Value of shares of Class A common stock issued and donated to charity	5,346	9,541	31,169
Share of losses from equity method investment	121,897	35,315	—
Impairment of strategic investments	46,154	—	—
Loss on net assets divested	32,277	—	—
Loss on extinguishment of debt	—	—	28,965
Other adjustments	14,669	4,905	2,329
Changes in operating assets and liabilities:			
Accounts receivable	(85,093)	(194,655)	(117,943)
Prepaid expenses and other current assets	(56,283)	(94,326)	(78,012)
Other long-term assets	(2,328)	(146,458)	(121,225)
Accounts payable	12,370	30,336	10,191
Accrued expenses and other current liabilities	(51,816)	75,430	127,554
Deferred revenue and customer deposits	5,371	(2,688)	45,634
Operating lease liabilities	(56,340)	(54,450)	(49,046)
Other long-term liabilities	3,474	(9,832)	(2,266)
Net cash provided by (used in) operating activities	414,752	(254,368)	(58,192)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions, net of cash acquired and payments related to prior period acquisitions	(5,770)	(37,410)	(491,522)
Divestitures, net of cash divested	38,194	—	—
Purchases of marketable securities and other investments	(1,953,003)	(1,938,337)	(3,523,232)
Proceeds from sales and maturities of marketable securities	2,200,417	1,439,477	1,614,779
Capitalized software development costs	(39,925)	(45,761)	(43,973)
Purchases of long-lived and intangible assets	(11,310)	(34,421)	(46,048)
Net cash provided by (used in) investing activities	228,603	(616,452)	(2,489,996)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from public offerings, net of underwriters' discounts	—	—	1,766,400
Payments of costs related to public offerings	—	(35)	(687)
Proceeds from issuance of senior notes due 2029 and 2031, net of issuance costs	—	—	984,723
Proceeds from settlements of capped call, net of settlement costs	—	—	228,412
Principal payments on debt and finance leases	(16,134)	(13,423)	(8,295)
Value of equity awards withheld for tax liabilities	(2,565)	(1,098)	(10,388)
Repurchases of shares of Class A common stock and related costs	(668,751)	—	—
Proceeds from exercises of stock options and shares of Class A common stock issued under ESPP	43,840	59,563	136,160
Net cash (used in) provided by financing activities	(643,610)	45,007	3,096,325
Effect of exchange rate changes on cash, cash equivalents and restricted cash	108	60	(191)
NET (DECREASE) INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(147)	(825,753)	547,946
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—Beginning of period	656,078	1,481,831	933,885
CASH, CASH EQUIVALENTS AND RESTRICTED CASH —End of period	$ 655,931	$ 656,078	$ 1,481,831
Cash paid for income taxes, net	$ 37,818	$ 7,413	$ 6,147
Cash paid for interest	$ 38,389	$ 37,500	$ 20,637
NON-CASH FINANCING ACTIVITIES:			
Value of common stock issued and equity awards assumed in acquisition	$ —	$ —	$ 420,681
Value of common stock issued to settle convertible senior notes due 2023	$ —	$ —	$ 1,704,969
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEETS			
Cash and cash equivalents	$ 655,931	$ 651,752	$ 1,479,452
Restricted cash in other current assets	—	4,314	1,536
Restricted cash in other long-term assets	—	12	843
Total cash, cash equivalents and restricted cash	$ 655,931	$ 656,078	$ 1,481,831

See accompanying notes to consolidated financial statements

1. Organization and Description of Business

Twilio Inc. (the "Company") was incorporated in the state of Delaware on March 13, 2008. Today's leading companies trust Twilio's Customer Engagement Platform (CEP) to build direct, personalized relationships with their customers everywhere in the world. Twilio enables companies to use communications and data to add intelligence and security to every step of their customers' journey, from sales to marketing to growth, customer service and many more engagement use cases in a flexible, programmatic way.

The Company's headquarters are located in San Francisco, California, and the Company has subsidiaries across North America, South America, Europe, Asia and Australia.

2. Summary of Significant Accounting Policies

(a) *Basis of Presentation*

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

(b) *Principles of Consolidation*

The consolidated financial statements include the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

(c) *Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are used for, but not limited to, revenue allowances and sales credit reserves; recoverability of long-lived and intangible assets; capitalization and useful life of the Company's capitalized internal-use software development costs; fair values of acquired intangible assets and goodwill; accruals and contingencies. Estimates are based on historical experience and on various assumptions that the Company believes are reasonable under current circumstances. However, future events are subject to change and best estimates and judgments may require further adjustments, therefore, actual results could differ materially from those estimates. Management periodically evaluates such estimates and they are adjusted prospectively based upon such periodic evaluation.

(d) *Concentration of Credit Risk*

Financial instruments that potentially expose the Company to a concentration of credit risk consist primarily of cash, cash equivalents, restricted cash, marketable securities and accounts receivable. The Company maintains cash, restricted cash, cash equivalents and marketable securities with financial institutions. Certain balances held by such financial institutions exceed insured limits.

The Company sells its services to a wide variety of customers. If the financial condition or results of operations of any significant customer deteriorate substantially, the Company's operating results could be adversely affected. To reduce credit risk, management performs credit evaluations of the financial condition of new customers and periodic re-evaluations, as needed, of existing customers. The Company does not require collateral from its credit customers and maintains reserves for estimated credit losses on customer accounts when considered necessary. Actual credit losses may differ from the Company's estimates. During the years ended December 31, 2023, 2022 and 2021, no customer organization accounted for more than 10% of the Company's total revenue.

As of December 31, 2023 and 2022, no customer organization represented more than 10% of the Company's gross accounts receivable.

(e)   ***Revenue Recognition***

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for credits and any taxes collected from customers, which are subsequently remitted to governmental authorities.

The Company determines revenue recognition through the following steps:

• Identification of the contract, or contracts, with a customer;

• Identification of the performance obligations in the contract;

• Determination of the transaction price;

• Allocation of the transaction price to the performance obligations in the contract; and,

• Recognition of revenue when, or as, the Company satisfies a performance obligation.

Nature of Products and Services

The Company recognizes revenue from its products on either a usage basis or a subscription basis, depending on the nature of the product and the type of customer contract. The Company's reportable segments may contain products that follow either revenue recognition model.

The majority of the revenue in the Communications segment is derived from usage-based fees. These fees are earned when customers access the Company's cloud-based platform and start using the Company's products. Platform access is considered a monthly series comprised of one performance obligation and usage-based fees are recognized as revenue in the period in which the usage occurs. Some examples of the usage-based products are Messaging and Voice. For the Messaging products, the fees relate to the number of text messages sent or received. For the Voice products, the fees primarily relate to minutes of call duration. In the years ended December 31, 2023, 2022 and 2021, the revenue from usage-based fees represented 71%, 73% and 72% of total revenue, respectively.

Subscription-based fees are derived from various products in both the Communications and Segment segments. Subscription-based products include products such as Segment, Engage, Flex, Email and others. Subscription-based contracts revenue is recognized on a ratable basis over the contractual term which is generally between one to three years. In the years ended December 31, 2023, 2022 and 2021, the revenue from non-usage-based fees represented 29%, 27%, and 28% of total revenue, respectively. When usage-based products are embedded into subscription-based products, the Company charges for each product separately and records the respective revenue into the reportable segment in which each product resides.

No significant judgments are required in determining whether products and services are considered distinct performance obligations and should be accounted for separately versus together, or to determine the stand-alone selling price.

The Company's arrangements do not contain general rights of return. However, credits may be issued on a case-by-case basis. The contracts do not provide customers with the right to take possession of the software supporting the applications. Amounts that have been invoiced are recorded in accounts receivable and in revenue or deferred revenue depending on whether the revenue recognition criteria have been met.

The Company defines U.S. revenue as revenue from customers with IP addresses or mailing addresses at the time of registration in the United States. The Company defines international revenue as revenue from customers with IP addresses or mailing addresses at the time of registration outside of the United States.

Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents unearned revenue and amounts that were and will be invoiced and recognized as revenue in future periods for non-cancelable subscription arrangements with terms greater than one year. The Company applies the optional exemption of not disclosing the transaction price allocated to the remaining performance obligations for its usage-based contracts and contracts with original duration of less than one year. Revenue allocated to remaining performance obligations for contracts with durations of greater than one year was $144.0 million as of December 31, 2023, of which 67% is expected to be recognized over the next 12 months and 93% is expected to be recognized over the next 24 months.

(f)   Deferred Revenue and Customer Deposits

Deferred revenue is recorded when a non-cancellable contractual right to bill exists or when cash payments are received in advance of future usage on non-cancelable contracts. Customer refundable prepayments are recorded as customer deposits. As of December 31, 2023 and 2022, the Company recorded $144.5 million and $139.1 million as its deferred revenue and customer deposits, respectively, that are included in deferred revenue and customer deposits in the accompanying consolidated balance sheets. During the years ended December 31, 2023, 2022 and 2021, the Company recognized $120.5 million, $124.9 million and $70.1 million of revenue, respectively, that was included in the deferred revenue and customer deposits balance as of the end of the previous year.

(g)   Deferred Sales Commissions

The Company records an asset for the incremental costs of obtaining a contract with a customer, for example, sales commissions that are earned upon execution of contracts. The Company uses the portfolio of data method to determine the estimated period of benefit of capitalized commissions which is generally determined to be up to five years. Amortization expense related to these capitalized costs related to initial contracts, upsells and renewals, is recognized on a straight line basis over the estimated period of benefit of the capitalized commissions. The Company applies the optional exemption of expensing these costs as incurred with amortization periods of one year or less.

Total net capitalized commission costs as of December 31, 2023 and 2022, were $200.1 million and $239.1 million, respectively, and are included in prepaid expenses and other current assets and other long-term assets in the accompanying consolidated balance sheets. Amortization of these assets was $72.9 million, $57.9 million and $31.5 million in the years ended December 31, 2023, 2022 and 2021, respectively, and is included in sales and marketing expense in the accompanying consolidated statements of operations.

(h)   Cost of Revenue

Cost of revenue consists primarily of fees paid to network service providers. Cost of revenue also includes cloud infrastructure fees, direct costs of personnel, such as salaries and stock-based compensation for our customer support employees, and other non-personnel costs, such as depreciation and amortization expense related to data centers and hosting equipment, amortization of capitalized internal-use software development costs and acquired intangible assets. Costs of revenue are generally directly attributable to each segment. Certain costs of revenue are allocated to segments based on methodologies that best reflect the patterns of consumptions of these costs.

(i)   Research and Development Expense

Research and development expenses consist primarily of personnel costs, outsourced engineering services, cloud infrastructure fees for staging and development of the Company's products, depreciation, amortization of capitalized internal-use software development costs and an allocation of general overhead expenses. The Company capitalizes the portion of its software development costs that meets the criteria for capitalization. Research and development expenses are generally directly attributable to each segment. Certain research and development expenses are allocated to segments based on methodologies that best reflect the patterns of consumptions of these costs. Certain research and development costs are not allocated to segments because they support company-wide processes and are managed on a company-wide level.

(j)   Internal-Use Software Development Costs

Certain costs of platform and other software applications developed for internal use are capitalized. The Company capitalizes qualifying internal-use software development costs that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (i) the preliminary project stage is completed and (ii) it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Costs incurred for maintenance, minor upgrades and enhancements are expensed. Costs related to preliminary project activities and post-implementation operating activities are also expensed as incurred.

Capitalized costs of platform and other software applications are included in property and equipment. These costs are amortized over the estimated useful life of the software on a straight-line basis over three years. Management evaluates the useful life of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. The amortization of costs related to the platform applications is included in cost of revenue, while the amortization of costs related to software applications developed for internal use is included in operating expenses.

(k)   Advertising Costs

Advertising costs are expensed as incurred and were $71.1 million, $92.6 million and $78.8 million in the years ended December 31, 2023, 2022 and 2021, respectively. Advertising costs are included in sales and marketing expenses in the accompanying consolidated statements of operations.

(l)   Restructuring Costs

The Company records restructuring expenses when management commits to a restructuring plan, the restructuring plan identifies all significant actions, the period of time to complete the restructuring plan indicates that significant changes to the plan are not likely and employees who are impacted have been notified of the pending involuntary termination.

(m)   Stock-Based Compensation

All stock-based compensation to employees is measured on the grant date based on the fair value of the awards on the date of grant. These costs are recognized as an expense following straight-line attribution method over the requisite service period. The Company uses the Black-Scholes option pricing model to measure the fair value of its stock options and the purchase rights issued under the Company's 2016 Employee Stock Purchase Plan, as amended (the "ESPP"). The fair value of the restricted stock units is determined using the closing fair value of the Company's Class A common stock on the date of grant and recognized as an expense following straight-line attribution method over the requisite service period. Forfeitures are recorded in the period in which they occur.

The Black-Scholes option pricing model requires the use of complex assumptions, which determine the fair value of stock options and the purchase rights issued under the ESPP. If any of the assumptions used in the Black-Scholes model change, stock-based compensation for future options may differ materially compared to that associated with previous grants. These assumptions include:

- *Fair value of the common stock.* The Company uses the market closing price of its Class A common stock, as reported on the New York Stock Exchange, for the fair value.

- *Expected term.* The expected term represents the period that the stock option or the purchase right is expected to be outstanding. The Company uses the simplified calculation of expected term, which reflects the weighted-average time-to-vest and the contractual life of the stock option or the purchase right;

- *Expected volatility.* Prior to July 2021, the expected volatility was derived from an average of the historical volatilities of the Class A common stock of the Company and several other entities with characteristics similar to those of the Company, such as the size and operational and economic similarities to the Company's principal business operations. Beginning in July 2021, the expected volatility was derived from the average of the historical volatilities of the Class A common stock of the Company.

- *Risk-free interest rate.* The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the stock-based awards; and

- *Expected dividend.* The expected dividend is assumed to be zero as the Company has never paid dividends and has no current plans to pay any dividends on its common stock.

(n) Income Taxes

The Company accounts for income taxes in accordance with authoritative guidance which requires the use of the asset and liability approach. Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carry-forwards. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance reduces the deferred tax assets to the amount that is more likely than not to be realized.

The Company recognizes the effect of uncertain income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is more than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records interest and penalties related to uncertain tax positions in the provision for income taxes in the consolidated statements of operations.

(o) Foreign Currency

The functional currency of the Company's foreign subsidiaries is primarily the U.S. dollar. Accordingly, the subsidiaries remeasure monetary assets and liabilities at period-end exchange rates, while non-monetary items are remeasured at historical rates. Revenue and expense accounts are remeasured at the average exchange rate in effect during the month in which the transactions occur. Remeasurement adjustments are recognized in the consolidated statements of operations as other income (expense), net, in the year of occurrence. Foreign currency transaction gains and losses are included in other income (expenses), net, in the accompanying consolidated statements of operations.

For those entities where the functional currency is a foreign currency, adjustments resulting from translating the financial statements into U.S. dollars are recorded as a component of accumulated other comprehensive income (loss) as part of the total stockholders' equity. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenue and expenses are translated at the weighted average exchange rates in effect during the month in which the transactions occur. Equity transactions are translated using historical exchange rates.

(p) Comprehensive Income (Loss)

Comprehensive income (loss) refers to net loss and other revenue, expenses, gains and losses that, under U.S. GAAP, are recorded as an element of stockholders' equity but are excluded from the calculation of net loss.

(q) Net Loss Per Share Attributable to Common Stockholders

The Company calculates its basic and diluted net loss per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. The Company has 100,000,000 shares of preferred stock that was authorized but never issued or outstanding.

Class A common stock was the only outstanding class of equity securities of the Company as of December 31, 2023. Each share of Class A common stock is entitled to one vote per share.

Prior to June 28, 2023, the Company also had outstanding equity securities of Class B common stock. On June 28, 2023, each outstanding share of the Company's Class B common stock automatically converted (the "Conversion") into one share of the Company's Class A common stock pursuant to the terms of the Company's certificate of incorporation. In addition, upon the Conversion, all outstanding stock options that were exercisable for shares of Class B common stock prior to the Conversion became exercisable for shares of Class A common stock. The Company filed a Certificate of Retirement with the Secretary of State of the State of Delaware effecting the retirement of all of the shares of its Class B common stock that were issued but not outstanding following the Conversion.

The Company also has dilutive securities, such as potential or restricted common shares or common stock equivalents, that were excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect was antidilutive in all periods presented. These securities are presented in Note 20 to these consolidated financial statements.

(r) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents may consist of cash deposited into money market funds, reverse repurchase agreements and commercial paper. All credit and debit card transactions that process as of the last day of each month and settle within the first few days of the subsequent month are also classified as cash and cash equivalents as of the end of the month in which they were processed.

(s) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded net of the allowance for doubtful accounts. The allowance for doubtful accounts is estimated based on the Company's assessment of its ability to collect on customer accounts receivable. The Company regularly reviews the allowance by considering certain factors such as historical experience, credit quality, age of accounts receivable balances and other known conditions that may affect a customer's ability to pay. In cases where the Company is aware of circumstances that may impair a specific customer's ability to meet their financial obligations, a specific allowance is recorded against amounts due from the customer which reduces the net recognized receivable to the amount the Company reasonably believes will be collected. The Company writes-off accounts receivable against the allowance when a determination is made that the balance is uncollectible and collection of the receivable is no longer being actively pursued. As of December 31, 2023 and 2022, the allowance for doubtful accounts was $42.0 million and $27.0 million, respectively, and is recorded in accounts receivable, net, in the accompanying consolidated balance sheets.

(t) Costs Related to Public Offerings

Costs related to public offerings, which consist of direct incremental legal, printing and accounting fees are deferred until the offering is completed. Upon completion of the offering, these costs are offset against the offering proceeds within the consolidated statements of stockholders' equity.

(u) Property and Equipment

Property and equipment, both owned and under finance leases, is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the related asset. Maintenance and repairs are expensed as incurred.

The useful lives of property and equipment are as follows:

Capitalized internal-use software development costs	3 years
Data center equipment	2 - 4 years
Leasehold improvements	Shorter of 5 years or the remaining lease term
Office equipment	3 years
Furniture and fixtures	5 years
Software	3 years
Assets under financing lease	Shorter of 5 years or the remaining lease term

(v)   ***Leases***

The Company determines if an arrangement is or contains a lease at contract inception. The Company presents the operating leases in long-term assets and current and long-term liabilities. Finance lease assets are included in property and equipment, net, and finance lease liabilities are presented in current and long-term liabilities in the accompanying consolidated balance sheets.

Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are measured and recognized at the lease commencement date based on the present value of the remaining lease payments over the lease term. As the Company's leases do not generally provide an implicit rate, the Company uses its incremental borrowing rate based on the information available on the commencement date to determine the present value of lease payments. The Company's lease agreements may have lease and non-lease components, which the Company accounts for as a single lease component. When estimating the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain such options will be exercised. Operating lease costs are recognized in operating expenses in the accompanying consolidated statements of operations on a straight-line basis over the lease term and variable payments are recognized in the period they are incurred. The Company's lease agreements do not contain any residual value guarantees. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

Within the consolidated statements of cash flows, the Company presents the lease payments made on the operating leases as cash flows from operations and principal payments made on the finance leases as part of financing activities.

(w)   ***Equity Method Investments***

Equity investment holdings in which the Company does not have a controlling financial interest but can exercise significant influence over the investee are accounted for under the equity method. Equity method investments are originally recorded at cost and are increased or reduced in subsequent periods to reflect the Company's proportionate share of the investee's net earnings or losses and other comprehensive income or losses, as those occur. The Company records the investee losses on a three-month lag and up to the carrying amount of the investment. Investments are also increased or decreased by contributions made to and distributions received from the investee, basis difference amortization and other-than-temporary impairments, if any. All costs directly associated with the acquisition of the investment are included in the carrying amount of the investment. Profits or losses related to intra-entity sales are eliminated until realized by the Company or the investee.

The Company determines the difference between its purchase price and its proportionate share of the net assets of the investee, which results in an excess basis in the investment. This excess basis is allocated to the identifiable assets and liabilities of the investee utilizing purchase accounting principles and is used to calculate the amortization of basis differences every reporting period. Basis differences related to intangible assets with determinable economic lives and liabilities are generally amortized on a straight-line basis over the useful lives of the associated assets and the expected term for the liabilities. Basis differences related to intangible assets without determinable economic lives are not amortized.

Equity method goodwill is not amortized or tested for impairment. Instead, the Company evaluates its equity method investments for impairment whenever events or changes in circumstance indicate that the carrying amounts of such investments may be in excess of their fair value. When such indicators exist, the other-than-temporary impairment model is utilized, which considers the severity and duration of a decline in fair value below book value and the Company's ability and intent to hold the investment for a sufficient period of time to allow for recovery. If a decline in the value of an equity method investment is determined to be other than temporary, a loss is recorded in the period of such determination.

(x)   ***Segment Information***

The Company determines its operating and reportable segments in accordance with Accounting Standards Codification 280 *Segment Reporting* ("ASC 280"), which requires financial information to be reported based on how the chief operating decision maker ("CODM"), who is the Company's Chief Executive Officer ("CEO"), reviews and manages the business, and establishes criteria for aggregating operating segments into reportable segments. Prior to 2023, the Company had one operating and reportable segment. As a result of the restructuring activities in 2023, as described in Note 8, the Company operated in and reported its results in two reportable segments.

(y)   ***Business Combinations***

The Company records identifiable assets acquired and liabilities assumed at their acquisition date fair values. Goodwill is measured as the excess of the consideration transferred over the fair value of the net assets acquired on the acquisition date. While the Company uses its best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed, these estimates are inherently uncertain and subject to refinement. The authoritative guidance allows a measurement period of up to one year from the date of acquisition to make adjustments to the preliminary allocation of the purchase price. As a result, during the measurement period the Company may record adjustments to the fair values of assets acquired and liabilities assumed, with the corresponding offset to goodwill to the extent that it identifies adjustments to the preliminary purchase price allocation. Upon conclusion of the measurement period or final determination of the values of the assets acquired and liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of operations.

(z)   ***Goodwill***

Goodwill represents the excess of the aggregate purchase price over the fair value of net identifiable assets acquired in a business combination. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill is allocated within the operating segments of the Company to the reporting units. Prior to 2023, the Company had one reporting unit. During 2023, as a result of restructuring activities described in Note 8, the Company then had multiple reporting units. The Company reassigns its assets and liabilities to the reporting units based on which reporting units' operations the assets and liabilities were employed in or were related to. Goodwill is reassigned using a relative fair value allocation approach.

The Company has selected November 30 as the date to perform its annual goodwill impairment test. The goodwill impairment test is performed on a reporting unit level. In the valuation of goodwill, management must make assumptions regarding estimated future cash flows to be derived from the respective reporting unit. If these estimates or their related assumptions change in the future, the Company may be required to record an impairment of goodwill. The Company has the option to first perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. However, the Company may elect to bypass the qualitative assessment and proceed directly to the quantitative impairment tests. The impairment test involves comparing the fair value of the reporting unit to its carrying value, including goodwill. A goodwill impairment will be the amount by which a reporting unit's carrying value exceeds its fair value. The impairment is limited to the carrying amount of goodwill.

(aa)   ***Intangible Assets***

Intangible assets recorded by the Company include the fair values of identifiable intangible assets acquired in business combinations and costs directly associated with securing legal registration of patents and trademarks and acquiring domain names.

Intangible assets with determinable economic lives are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful life of each asset on a straight-line basis. The Company determines the useful lives of identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors the Company considers when determining useful lives include the contractual term of any agreement related to the asset, the historical performance of the asset, the Company's long-term strategy for using the asset, any laws or other local regulations which could impact the useful life of the asset and other economic factors, including competition and specific market conditions. Intangible assets without determinable economic lives are carried at cost, not amortized and reviewed for impairment at least annually.

The useful lives of the intangible assets are as follows:

Developed technology	3 - 7 years
Customer relationships	4 - 10 years
Supplier relationships	5 years
Trade names	5 years
Patents	20 years
Telecommunication licenses	Indefinite
Trademarks	Indefinite
Domain names	Indefinite

(ab)   *Impairment of Long-Lived Assets*

The Company evaluates its long-lived assets, including property, equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If such evaluation indicates that the carrying amount of the asset or the asset group is not recoverable, any impairment loss would be equal to the amount the carrying value exceeds the fair value. The impairment is allocated to the long-lived assets within the asset group on a pro-rata basis using the relative carrying amounts of the assets. Values of individual long-lived assets are not reduced in excess of their respective fair values.

In the valuation of an asset or an asset group, management must make assumptions regarding estimated future revenue and cash flows to be derived from the respective asset or asset group, discount rates used and other assumptions. If these estimates or their related assumptions change in the future, the Company may be required to record impairment of these assets.

(ac)   *Derivatives and Hedging*

The Company is exposed to a wide variety of risks arising from its business operations and overall economic conditions. These risks include exposure to fluctuations in various foreign currencies against its functional currency and can impact the value of cash receipts and payments. The Company minimizes its exposure to these risks through management of its core business activities, specifically, the amounts, sources and duration of its assets and liabilities, and the use of derivative financial instruments. The Company uses foreign currency derivative forward contracts, and in the future may also use foreign currency option contacts.

Foreign currency derivative forward contracts involve fixing the exchange rate for delivery of a specified amount of foreign currency on a specified date. These agreements are typically cash settled in U.S. dollars for their fair value at or close to their settlement date. Foreign currency option contracts will require the Company to pay a premium for the right to sell a specified amount of foreign currency prior to the maturity date of the option. The Company does not enter into derivative financial instruments trading for speculative purposes.

Derivative instruments are carried at fair value and recorded as either an asset or a liability until they mature. Gains and losses resulting from changes in fair value of these instruments are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. For derivative instruments designated as cash flow hedges, gains or losses are initially recorded in accumulated other comprehensive income (loss) on the balance sheet, then reclassified into the statement of operations in the period in which the derivative instruments mature. These realized gains and losses are recorded within the same financial statement line item as the hedged transaction.

The Company's foreign currency derivative contracts are classified within Level 2 of the fair value hierarchy because the valuation inputs are based on quoted prices and market observable data of similar instruments in active markets, such as currency spot and forward rates.

87

(ad)   *Share Repurchases*

The Company elected to record the excess of the repurchase price over the par value of the repurchased shares of its Class A common stock in accumulated deficit, along with the associated transaction costs and excise taxes. Immediately upon repurchase, the shares are retired and returned to the status of unauthorized and unissued.

On August 16, 2022, the Inflation Reduction Act of 2022 (the "IR Act") was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax.

(ae)   *Fair Value of Financial Instruments*

The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company applies fair value accounting for all financial instruments on a recurring basis. The Company's financial instruments, which include cash, restricted cash, cash equivalents, accounts receivable and accounts payable are recorded at their carrying amounts, which approximate their fair values due to their short-term nature. Marketable securities consist of U.S. treasury securities, non-U.S government securities, high credit quality corporate debt securities and commercial paper. All marketable securities are considered to be available-for-sale and recorded at their estimated fair values. Unrealized gains and losses for available-for-sale securities are recorded in other comprehensive loss. In valuing these items, the Company uses inputs and assumptions that market participants would use to determine their fair value, utilizing valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair values of the senior notes due 2029 and 2031 ("2029 Notes" and "2031 Notes," respectively) are determined based on their respective closing prices on the last trading day of the reporting period and are classified as Level 2 in the fair value hierarchy.

The carrying value of the strategic investments, which consist of restricted equity securities of a publicly held company and equity securities of privately held companies, is determined under the measurement alternative on a non-recurring basis adjusting for observable changes in fair value. The Company does not have a controlling interest nor it can exercise significant influence over any of these entities.

The Company regularly reviews changes to the rating of its debt securities by rating agencies and monitors the surrounding economic conditions to assess the risk of expected credit losses. As of December 31, 2023, the risk of expected credit losses was not significant.

Impairments are considered to be other than temporary if they are related to deterioration in credit risk or if it is likely that the security will be sold before the recovery of its cost basis. Realized gains and losses and declines in value deemed to be other than temporary are determined based on the specific identification method and are reported in other expenses, net.

(af)   *Recently Issued Accounting Guidance, Not yet Adopted*

In June 2022, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. ("ASU") 2022-03, *"Fair Value Measurements (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions,"* which clarifies and amends the guidance of measuring the fair value of equity securities subject to contractual restrictions that prohibit the sale of the equity securities. ASU 2022-03 is effective for interim and annual periods beginning after December 15, 2023, with early adoption permitted. The Company will adopt ASU 2022-03 in the first quarter of 2024 with no material impact to the Company's consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, "*Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,*" which is intended to improve reportable segment disclosures. The ASU expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss. It also requires disclosure of the amount and description of the composition of other segment items and interim disclosures of a reportable segment's profit or loss and assets. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024 with retrospective application required. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures,*" which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation and modifies other income tax related disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 and may be applied on a prospective basis. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance on its consolidated financial statements.

3. Fair Value Measurements

Financial Assets

The following tables provide the financial assets measured at fair value on a recurring basis:

	Amortized Cost or Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses Less Than 12 Months	Gross Unrealized Losses More Than 12 Months	Fair Value Hierarchy as of December 31, 2023			Aggregate Fair Value
					Level 1	Level 2	Level 3	
Financial Assets:				(In thousands)				
Cash and cash equivalents:								
Money market funds	$ 408,696	$ —	$ —	$ —	$ 408,696	$ —	$ —	$ 408,696
Total included in cash and cash equivalents	408,696	—	—	—	408,696	—	—	408,696
Marketable securities:								
Debt securities:								
U.S. Treasury securities	410,665	2,162	(7)	(1,665)	411,155	—	—	411,155
Non-U.S. government securities	83,576	55	(111)	(1,209)	82,311	—	—	82,311
Corporate debt securities and commercial paper	2,859,071	15,366	(10,818)	(5,922)	16,690	2,841,007	—	2,857,697
Total debt securities	3,353,312	17,583	(10,936)	(8,796)	510,156	2,841,007	—	3,351,163
Equity securities	4,901	—	—	—	4,901	—	—	4,901
Total marketable securities	3,358,213	17,583	(10,936)	(8,796)	515,057	2,841,007	—	3,356,064
Total financial assets	$ 3,766,909	$ 17,583	$ (10,936)	$ (8,796)	$ 923,753	$ 2,841,007	$ —	$ 3,764,760

	Amortized Cost or Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses Less Than 12 Months	Gross Unrealized Losses More Than 12 Months	Fair Value Hierarchy as of December 31, 2022			Aggregate Fair Value
					Level 1	Level 2	Level 3	
Financial Assets:				(In thousands)				
Cash and cash equivalents:								
Money market funds	$ 46,610	$ —	$ —	$ —	$ 46,610	$ —	$ —	$ 46,610
Reverse repurchase agreements	200,000	—	—	—	—	200,000	—	200,000
Commercial paper	2,249	—	—	—	—	2,249	—	2,249
Total included in cash and cash equivalents	248,859	—	—	—	46,610	202,249	—	248,859
Marketable securities:								
U.S. Treasury securities	481,463	—	(1,269)	(11,347)	468,847	—	—	468,847
Non-U.S. government securities	149,901	—	(33)	(6,304)	143,564	—	—	143,564
Corporate debt securities and commercial paper	2,973,844	307	(12,202)	(71,043)	5,000	2,885,906	—	2,890,906
Total marketable securities	3,605,208	307	(13,504)	(88,694)	617,411	2,885,906	—	3,503,317
Total financial assets	$ 3,854,067	$ 307	$ (13,504)	$ (88,694)	$ 664,021	$ 3,088,155	$ —	$ 3,752,176

Debt Securities

The aggregate fair value of corporate debt securities with unrealized losses is $1.5 billion as of December 31, 2023, of which $415.2 million have been in an unrealized loss position for more than 12 months and $1.1 billion have been in an unrealized loss position for less than 12 months. The aggregate fair value of corporate debt securities with unrealized losses was $2.7 billion as of December 31, 2022, of which $2.0 billion were in an unrealized loss position for more than 12 months and $620.5 million were in an unrealized loss position for less than 12 months. Unrealized losses related to other investments as of December 31, 2023 and 2022 were not significant.

The Company's primary objective when investing excess cash is preservation of capital, hence the Company's debt securities primarily consist of U.S. Treasury Securities, non-U.S government securities, high credit quality corporate debt securities and commercial paper. Because the Company views its debt securities as available to support current operations, it has classified all available for sale securities as short-term. As of December 31, 2023 and 2022, for all securities that were in

unrealized loss positions, the Company has determined that (i) it does not have the intent to sell any of these investments, and (ii) it is not more likely than not that it will be required to sell any of these investments before recovery of the entire amortized cost basis. In addition, as of December 31, 2023 and 2022, the Company anticipates that it will recover the entire amortized cost basis of such debt securities before maturity.

Interest earned on marketable securities was $77.7 million, $64.6 million and $55.7 million in the years ended December 31, 2023, 2022 and 2021, respectively. The interest is recorded as other income (expenses), net, in the accompanying consolidated statements of operations.

The following table summarizes the contractual maturities of marketable securities:

	As of December 31,			
	2023		2022	
	Amortized Cost	Aggregate Fair Value	Amortized Cost	Aggregate Fair Value
Financial Assets:	(In thousands)			
Less than one year	$ 1,448,256	$ 1,434,149	$ 1,943,836	$ 1,909,218
One to three years	1,905,056	1,917,014	1,661,372	1,594,099
Total	$ 3,353,312	$ 3,351,163	$ 3,605,208	$ 3,503,317

Equity Securities

The equity securities consist of shares of a publicly traded company that were received as consideration in a divestiture transaction described further in Note 5.

Strategic Investments

As of December 31, 2023 and 2022, the Company held strategic investments with an aggregate carrying value of $30.7 million and $76.9 million, respectively, recorded as other long-term assets in the accompanying consolidated balance sheets. The carrying value of these securities is determined under the measurement alternative on a non-recurring basis and adjusted for observable changes in fair value or impairment. In the year ended December 31, 2023, the Company remeasured to fair value one of its strategic investments acquired in 2021 due to an assessed impairment. The fair value measurement of the strategic investment is classified as Level 2 in the fair value hierarchy and the primary input used in the fair value measurement was the publicly available stock price of the issuer's unrestricted security of the same class. The impairment loss of $46.2 million is recorded in other expenses, net, in the accompanying consolidated statement of operations for the year ended December 31, 2023. There were no other impairments or adjustments recorded in the three years ended December 31, 2023, 2022 and 2021, related to these securities.

Financial Liabilities

The Company's financial liabilities that are measured at fair value on a recurring basis consist of foreign currency derivative liabilities and are classified as Level 2 financial instruments in the fair value hierarchy. As of December 31, 2023 and 2022, the aggregate fair value of these liabilities and the associated unrealized losses were not significant.

The Company's financial liabilities that are not measured at fair value on a recurring basis are its 2029 Notes and its 2031 Notes. As of December 31, 2023, the fair value of the 2029 Notes and 2031 Notes were $462.4 million and $452.3 million, respectively. As of December 31, 2022, the fair value of the 2029 Notes and 2031 Notes were $410.9 million and $399.4 million, respectively.

4. Property and Equipment

Property and equipment consist of the following:

	As of December 31,		
	2023		2022
	(In thousands)		
Capitalized internal-use software developments costs	$ 297,655	$	257,983
Data center equipment [(1)]	104,543		100,207
Leasehold improvements	92,315		91,660
Office equipment	60,905		70,815
Furniture and fixtures	14,558		14,935
Software	14,639		14,675
Total property and equipment	584,615		550,275
Less: accumulated depreciation and amortization [(1)]	(374,976)		(286,296)
Total property and equipment, net	$ 209,639	$	263,979

_____

[(1)] Data center equipment includes $72.4 million in assets held under finance leases as of December 31, 2023 and 2022. Accumulated depreciation and amortization includes $55.9 million and $41.2 million of accumulated depreciation for assets held under finance leases as of December 31, 2023 and 2022, respectively.

Depreciation and amortization expense was $89.9 million, $71.7 million and $59.6 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The Company capitalized $57.2 million, $65.4 million and $63.1 million in internal-use software development costs in the years ended December 31, 2023, 2022 and 2021, respectively.

5. Divestitures

In July 2023, the Company sold its ValueFirst business, which operated an enterprise communications platform in India, for a total cash sales price of $45.5 million, or $38.2 million in proceeds, net of cash divested. As part of the transaction, the Company divested $17.4 million of tangible net assets, $17.3 million of intangible assets and $34.6 million of goodwill. The sale resulted in a loss of $28.8 million, which is recorded within general and administrative expenses in the accompanying consolidated statement of operations for the year ended December 31, 2023. The Company also recorded an additional $3.3 million of divestiture-related expenses in the same period.

Separately, in June 2023, the Company sold its Internet of Things ("IoT") asset group for stock consideration of $15.8 million. The loss on divestiture and related expenses were not significant.

6. Impairment

Operating right-of-use assets

In 2022, the Company announced its decision to become a remote-first company whereby employees would have the flexibility to work remotely on a permanent basis. As part of the new operating strategy, the Company permanently closed several of its offices in 2023 and 2022, which required the Company to reassess its operating right-of-use ("ROU") assets and the associated leasehold improvements and property and equipment for impairment. The Company determined that the carrying amounts of these assets exceeded their respective fair values. The Company engaged a third-party expert to assist with the valuation analysis. The Company regularly assesses recoverability of all impacted ROU assets and the related long-lived asset categories for indicators of impairment. In the years ended December 31, 2023 and 2022, the Company recorded $34.8 million and $97.7 million of impairment, respectively, related to its permanently closed offices. The impairment is recorded in the impairment of long-lived assets line item in the accompanying consolidated statements of operations for the years ended December 31, 2023 and 2022.

Intangible assets

In the fourth quarter of 2023, the Company identified a change in its Segment reportable segment's performance which it deemed to be an indicator that the carrying amounts of certain long-lived assets within the segment may not be recoverable. The Company performed a recoverability assessment and a fair value measurement of the impacted asset group and concluded that the asset group was impaired. The Company engaged a third-party expert to assist with the valuation analysis. The impairment was allocated to the assets within the impacted asset group reducing the respective carrying amounts of the assets as of the December 1, 2023, measurement date, as follows:

	Total Impairment Allocation
	(In thousands)
Developed technology	$ 209,350
Customer relationships	76,361
Total impairment	$ 285,711

The impairment is recorded within the impairment of long-lived assets line item in the accompanying consolidated statement of operations for the year ended December 31, 2023.

The Company used a relief-from-royalty method to estimate the fair values of the developed technology and the trade name and a distributor method to estimate the fair value of customer relationships. The trade name intangible asset was not impaired.

No other significant impairments were recorded during the years ended 2023, 2022 or 2021.

7. Restructuring Activities

In February 2023, the Company announced a workforce reduction plan (the "February 2023 Plan") that was designed to reduce operating costs, improve operating margins and accelerate profitability. The February 2023 Plan eliminated approximately 17% of the Company's workforce. The execution of the February 2023 Plan was substantially completed in the first quarter of 2023. For the year ended December 31, 2023, restructuring charges related to the February 2023 Plan were $141.1 million, which consisted of $130.0 million related to employee severance, benefits and facilitation costs, and $11.1 million related to vesting of employee stock based compensation awards. Furthermore, the restructuring charges consisted of $108.9 million related to the Communications reportable segment, $9.4 million related to the Segment reportable segment and $22.8 million included in corporate costs. The estimated remaining expenses related to the February 2023 Plan are not expected to be significant.

The following table summarizes the Company's restructuring liability related to the February 2023 Plan that is included in accrued expenses and other current liabilities in the accompanying consolidated balance sheets:

	Workforce Reduction Costs	Facilitation Costs	Total
	(In thousands)		
Balance as of December 31, 2022	$ —	$ —	$ —
Restructuring charges	120,711	9,289	130,000
Cash payments	(111,852)	(8,895)	(120,747)
Balance as of December 31, 2023	$ 8,859	$ 394	$ 9,253

The $11.1 million expenses related to vesting of the employee stock-based compensation awards is recorded in the additional-paid-in capital in the accompanying consolidated statement of stockholders' equity.

In December 2023, the Company announced a workforce restructuring plan that was designed to streamline operations and accelerate the Company's path to profitable growth (the "December 2023 Plan"). The December 2023 Plan eliminated approximately 5% of the Company's workforce. Restructuring charges related to the December 2023 Plan were not significant.

In September 2022, the Company announced a workforce restructuring plan that was designed to reduce operating costs and improve operating margins (the "September 2022 Plan"). The September 2022 Plan eliminated approximately 11% of the Company's workforce. In the year ended December 31, 2022, related to the September 2022 Plan, the Company recorded $76.6 million of restructuring charges, including a $14.3 million expense related to vesting of the employee stock-based compensation awards, in its accompanying consolidated statement of operations. The restructuring charges consisted of $67.4 million related to the Communications reportable segment, $1.6 million related to the Segment reportable segment and $7.6 million included in corporate costs.

The following table summarizes the Company's restructuring liability related to the September 2022 Plan that is included in accrued expenses and other current liabilities in the accompanying consolidated balance sheet as of December 31, 2022:

	Workforce Reduction Costs	Facilitation Costs	Total
	(In thousands)		
Balance as of December 31, 2021	$ —	$ —	$ —
Restructuring charges	60,553	1,808	62,361
Cash payments	(60,053)	(1,242)	(61,295)
Balance as of December 31, 2022	$ 500	$ 566	$ 1,066

September 2022 Plan restructuring charges incurred in 2023 were not significant. No amounts were outstanding as of December 31, 2023 related to this plan.

8. Reorganization and Segment Reporting

In February 2023, the Company announced a reorganization of its business into two business units, Twilio Communications and Twilio Data & Applications (the "Reorganization"). With the Reorganization, the Company changed the organizational structure of its business, including the way management operated the business. In the second quarter of 2023, the Company concluded that it had two operating and reportable segments: Twilio Communications ("Communications") and Twilio Data & Applications ("Data & Applications").

In the fourth quarter of 2023, the Company further reorganized its business by shifting certain components of the business between its operating segments. This reorganization did not impact the segment structure of the business. The impact on the reporting unit structure is described in Note 12.

After the reorganization, the Company's Data & Applications segment consisted of its Segment and Engage products and, therefore, the reportable segment was renamed from Data & Applications to Twilio Segment ("Segment").

Twilio Communications: The Communications segment consists of a variety of application programming interfaces ("APIs") and software solutions to optimize communications between Twilio customers and their end users. The key products from which the segment derives its revenue are Messaging, Voice and Email.

Twilio Segment: The Segment segment consists of software products that enable businesses to achieve more effective customer engagement by providing the tools necessary for customers to build direct, personalized relationships with their end users. The key products from which the segment derives its revenue are Segment and Engage.

Discrete financial information reviewed by the CODM

In January 2024, the Company's newly appointed CEO, who is also the CODM, began reviewing segment operating results using non-GAAP income from operations as the measure of segment profitability. Presented below is the discrete financial information by reportable segment for the years ended December 31, 2023, 2022, and 2021, that reflects management's current view of the business for performance assessment and resource allocation decisions. Prior period amounts were reclassified to conform to the current period's presentation. Asset information is not presented below since it is not reviewed by the CODM on a segment by segment basis. Revenue, costs of revenue and operating expenses are generally directly attributable to each segment. Certain costs of revenue and operating expenses are allocated based on methodologies that best reflect the patterns of consumption of these costs. Corporate costs consist of costs that support company-wide processes and are managed on the company-wide level, and include costs related to corporate governance and communication, global brand awareness, information security, and certain legal, finance and accounting expenses.

	Year Ended December 31,		
	2023	2022	2021
	(In thousands)		
Revenue:			
Communications	$ 3,858,693	$ 3,550,087	$ 2,640,874
Segment	295,252	276,234	200,965
Total	$ 4,153,945	$ 3,826,321	$ 2,841,839
Non-GAAP income (loss) from operations:			
Communications	$ 841,990	$ 318,680	$ 276,496
Segment	(72,430)	(29,695)	(13,006)
Corporate costs	(236,552)	(293,475)	(260,970)
Total	$ 533,008	$ (4,490)	$ 2,520
Reconciliation of non-GAAP income (loss) from operations to loss from operations:			
Total non-GAAP income (loss) from operations	$ 533,008	$ (4,490)	$ 2,520
Stock-based compensation	(662,842)	(784,285)	(632,285)
Amortization of acquired intangibles	(192,307)	(206,181)	(198,784)
Acquisition and divestiture related expenses	(5,555)	(2,621)	(7,449)
Loss on net assets divested	(32,277)	—	—
Payroll taxes related to stock-based compensation	(12,985)	(23,832)	(48,417)
Charitable contributions	(17,346)	(9,541)	(31,169)
Restructuring costs	(165,733)	(76,636)	—
Impairment of long-lived assets	(320,504)	(97,722)	—
Loss from operations	(876,541)	(1,205,308)	(915,584)
Other expenses (income), net	(120,188)	(38,324)	(45,345)
Loss before (provision for) benefit from income taxes	$ (996,729)	$ (1,243,632)	$ (960,929)

Depreciation and amortization expenses included in non-GAAP income from operations for the Communications reportable segment was $74.1 million, $61.9 million and $53.5 million in the years ended December 31, 2023, 2022 and 2021, respectively. Amortization of deferred commissions included in non-GAAP income from operations for the Communications reportable segment was $60.0 million, $47.7 million and $27.8 million in the years ended December 31, 2023, 2022 and 2021, respectively.

Depreciation and amortization expenses included in non-GAAP loss from operations for the Segment reportable segment was $13.7 million, $6.1 million and $2.6 million in the years ended December 31, 2023, 2022 and 2021, respectively. Amortization of deferred commissions included in non-GAAP loss from operations for the Segment reportable segment was $12.9 million, $10.3 million and $3.7 million in the years ended December 31, 2023, 2022 and 2021, respectively.

9. Derivatives and Hedging

As of December 31, 2023, the Company had outstanding foreign currency forward contracts designated as cash flow hedges with a total sell notional value of $228.1 million. The notional value represents the amount that will be sold upon maturity of the forward contract. As of December 31, 2023, these contracts had maturities of up to 1.4 years.

Gains and losses associated with these foreign currency forward contracts are as follows:

	Condensed Consolidated Statement of Operations and Statement of Comprehensive Loss	Year Ended December 31,		
		2023	2022	2021
		(In thousands)		
Gains recognized in OCI	Net change in market value of effective foreign currency forward exchange contracts	$ 898	$ 556	$ 294
Gains (losses) recognized in income due to instruments maturing	Cost of revenue	$ 2,099	$ (34,862)	$ (7,545)

The Company is subject to master netting agreements with certain counterparties of the foreign exchange contracts, under which it is permitted to net settle transactions of the same currency with a single net amount payable by one party to the other. It is the Company's policy to present the derivatives at gross in its consolidated balance sheets. The Company's foreign currency forward contracts are not subject to any credit contingent features or collateral requirements. The Company manages its exposure to counterparty risk by entering into contracts with a diversified group of major financial institutions and by actively monitoring its outstanding positions. As of December 31, 2023, the Company did not have any offsetting arrangements.

10. Right-of-Use Assets and Lease Liabilities

The Company has entered into various operating lease agreements for office space and data centers and finance lease agreements for data centers, office equipment and furniture.

As of December 31, 2023, the Company had various leased properties with remaining lease terms from 0.3 years to 5.8 years, some of which include options to extend the leases for up to 4.0 years.

As a result of the office closures described in Note 6, the Company impaired several of its ROU assets related to office leases that will no longer be used to support its ongoing operations. In the years ended December 31, 2023 and 2022, the Company recorded $34.8 million and $97.7 million impairment expense, respectively, related to these office closures, of which $24.8 million and $72.8 million, respectively, related to the affected ROU assets. The remaining impairment expense related to the associated assets in the property, plant and equipment categories. For the years ended December 31, 2023, 2022 and 2021, the Company did not have significant sublease income related to any of its subleased office leases.

Operating lease costs recorded in the accompanying consolidated statements of operations were $35.7 million, $57.8 million and $61.0 million for the years ended December 31, 2023, 2022 and 2021, respectively. Lease costs associated with short-term leases, variable leases and finance leases were not significant.

Supplemental cash flow and other information related to operating leases are as follows:

	Year Ended December 31,	
	2023	2022
Operating cash flows paid for amounts included in operating lease liabilities (in thousands)	$ 65,494	$ 64,473
Weighted average remaining lease term (in years)	4.1	4.8
Weighted average discount rate	4.5 %	4.5 %

Maturities of operating lease liabilities are as follows:

	As of December 31, 2023
Year Ended December 31,	(In thousands)
2024	$ 56,181
2025	39,120
2026	35,307
2027	27,779
2028	22,732
Thereafter	5,934
Total lease payments	187,053
Less: imputed interest	(16,411)
Total operating lease obligations	170,642
Less: current obligations	(49,872)
Long-term operating lease obligations	$ 120,770

11. Equity Method Investment

In May 2022, the Company acquired 44.6% equity interests in Syniverse Corporation ("Syniverse") for $750.0 million in cash. The Company determined that it does not have a controlling financial interest in Syniverse but does exercise significant influence and therefore, the investment was accounted for under the equity method. The Company estimated that on the investment closing date there was an excess investment basis of $530.7 million related to its proportionate share of the identifiable intangible assets and $41.3 million related to the associated deferred tax liability. The equity method goodwill was estimated at $623.8 million.

The Company engaged a third-party expert to assist with the valuation analysis. The following table presents the estimated basis differences attributable to the identifiable intangible assets as of the date of investment and their respective useful lives:

	Total	Estimated life
	(In thousands)	(In years)
Developed technology	$ 62,767	6
Customer relationships	439,152	9
Trademarks	28,822	Indefinite
Total basis difference attributable to the identifiable intangible assets	$ 530,741	

As of December 31, 2023, the Company held 44.0% equity interests in Syniverse and the carrying amount of its equity method investment recorded in the accompanying consolidated balance sheet was $593.6 million. As of December 31, 2023, the Company's net excess investment basis was $451.6 million related to its proportionate share of the identifiable intangible assets of the investee, $41.2 million related to the associated deferred tax liability and $623.8 million related to the equity method goodwill.

As of December 31, 2022, the Company held 44.5% equity interests in Syniverse and the carrying amount of its equity method investment recorded in the accompanying consolidated balance sheet was $699.9 million. As of December 31, 2022, the Company's net excess investment basis was $508.9 million related to its proportionate share of the identifiable intangible assets of the investee, $41.3 million related to the associated deferred tax liability and $623.8 million related to the equity method goodwill.

In the years ended December 31, 2023 and 2022, the Company recorded its proportionate share of the investee's net operating results and the amortization of the basis difference of $121.9 million and $35.3 million, respectively, as part of other expenses, net in the accompanying consolidated statements of operations. The Company also recorded $15.6 million of its proportionate share of the investee's other comprehensive income for the year ended December 31, 2023 and $14.9 million of its proportionate share of the investee's other comprehensive loss for the year ended December 31, 2022 in the accompanying

consolidated statements of other comprehensive income (loss). Results of operations and other comprehensive income (loss) were recorded on a 90-day lag.

In conjunction with this investment, the Company and Syniverse entered into a wholesale agreement, pursuant to which Syniverse will process, route and deliver application-to-person messages originating and/or terminating between the Company's customers and mobile network operators. The values of the transactions that occurred between the Company and Syniverse were $143.7 million for the year ended December 31, 2023 and $89.6 million for the period from the investment closing date on May 13, 2022 through December 31, 2022. These transactions were recorded as cost of revenue in the accompanying consolidated statements of operations.

12. Goodwill and Intangible Assets

Goodwill

The business reorganization activities described in Note 8 impacted the Company's reporting unit structure and, as a result, in 2023 the Company had multiple reporting units. These changes required the Company to reallocate goodwill to its newly formed reporting units and test the goodwill for impairment on the reporting unit level immediately before and immediately after each reorganization. The Company engaged a third-party expert to assist in the valuation analysis. The Company concluded that its goodwill was not impaired immediately before and immediately after the reorganizations.

The Company estimates the fair value of its reporting units using a weighting of fair values derived from an income and a market approach. Estimating the fair value by these methods involves the use of various assumptions that the Company believes are reasonable under then current circumstances. Under the income approach, the Company determines the fair value of a reporting unit based on the present value of estimated future cash flows using the cash flow projections prepared by management. The market approach estimates the fair value based on market multiples of revenue or adjusted EBITDA, as applicable, derived from comparable publicly traded companies with similar operating and investment characteristics as the reporting unit. While these assumptions reflect management's best estimates of future performance at the time, these estimates are inherently complex and uncertain and the Company's actual results could differ materially from these estimates.

The following table presents the goodwill allocated to the Company's reportable segments as of December 31, 2023 and 2022, and the changes during the period:

	Twilio Communications	Twilio Segment	Total
	(In thousands)		
Balance as of December 31, 2021	$ —	$ —	$ 5,263,166
Goodwill additions related to 2021 acquisitions	—	—	25,748
Measurement period and other adjustments	—	—	(4,761)
Balance as of December 31, 2022	$ —	$ —	$ 5,284,153
Foreign currency adjustments			26
Reallocation to segments in the second quarter of 2023[1]	$ 4,321,130	$ 963,049	$ —
Foreign currency adjustments	251	—	251
Goodwill divested[2]	(41,164)	—	(41,164)
Reallocation to segments in the fourth quarter of 2023[1]	656,964	(656,964)	—
Balance as of December 31, 2023	$ 4,937,181	$ 306,085	$ 5,243,266

[1] Represents reallocation of goodwill as a result of the reorganization activities, as described in Note 8.

[2] Represents goodwill related to the divestitures of the ValueFirst business and IoT asset group, as described in Note 5.

Intangible assets

Intangible assets consist of the following:

		As of December 31, 2023		
		Cost	Accumulated Amortization	Net
Amortizable intangible assets:		(In thousands)		
Developed technology*	$	397,473	$ (259,635)	$ 137,838
Customer relationships**		349,074	(170,511)	178,563
Supplier relationships		49,756	(26,316)	23,440
Trade names		25,968	(23,600)	2,368
Order backlog		10,000	(10,000)	—
Patent		3,968	(902)	3,066
Total amortizable intangible assets		836,239	(490,964)	345,275
Non-amortizable intangible assets:				
Telecommunication licenses		4,920	—	4,920
Trademarks and other		295	—	295
Total	$	841,454	$ (490,964)	$ 350,490

_____

* As a result of the impairment described in Note 6, the developed technology cost basis and the related accumulated amortization decreased by $381.1 million and $171.8 million, respectively.

** As a result of the impairment described in Note 6, the customer relationship cost basis and the related accumulated amortization decreased by $174.0 million and $97.6 million, respectively.

		As of December 31, 2022		
		Cost	Accumulated Amortization	Net
Amortizable intangible assets:		(In thousands)		
Developed technology	$	795,753	$ (335,893)	$ 459,860
Customer relationships		538,466	(204,241)	334,225
Supplier relationships		56,922	(19,846)	37,076
Trade names		30,342	(20,106)	10,236
Order backlog		10,000	(10,000)	—
Patent		4,028	(705)	3,323
Total amortizable intangible assets		1,435,511	(590,791)	844,720
Non-amortizable intangible assets:				
Telecommunication licenses		4,920	—	4,920
Trademarks and other		295	—	295
Total	$	1,440,726	$ (590,791)	$ 849,935

Amortization expense was $192.5 million, $206.4 million and $198.8 million for the years ended December 31, 2023, 2022 and 2021, respectively.

In the year ended December 31, 2023, the Company recorded an impairment charge related to certain of its intangible assets, as described in Note 6.

Total estimated future amortization expense is as follows:

Year Ended December 31,	As of December 31, 2023
	(In thousands)
2024	$ 112,042
2025	107,862
2026	42,149
2027	25,330
2028	19,055
Thereafter	38,837
Total	$ 345,275

13. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of December 31,	
	2023	2022
	(In thousands)	
Accrued payroll and related	$ 77,593	$ 79,703
Accrued bonus and commission	17,345	35,449
Accrued cost of revenue	155,721	161,455
Sales and other taxes payable	70,913	92,319
ESPP contributions	6,130	8,499
Finance lease liability	8,489	11,871
Restructuring liability	29,086	1,066
Employee sabbatical benefit accrual[1]	5,515	30,683
Accrued other expense	53,519	69,176
Total accrued expenses and other current liabilities	$ 424,311	$ 490,221

---

[1] In February 2023, the Company announced that it will sunset its employee sabbatical program. The accrued liability as of December 31, 2023 represents the accumulated benefit balance for the employees who remain eligible under this program through its termination date.

14. Long-Term Debt

Long-term debt, net, consists of the following:

		As of December 31,		
		2023		2022
		(In thousands)		
2029 Senior Notes				
Principal	$	500,000	$	500,000
Unamortized discount		(4,274)		(5,001)
Unamortized issuance costs		(962)		(1,126)
Net carrying amount		494,764		493,873
2031 Senior Notes				
Principal		500,000		500,000
Unamortized discount		(4,744)		(5,299)
Unamortized issuance costs		(1,067)		(1,192)
Net carrying amount		494,189		493,509
Total long-term debt, net	$	988,953	$	987,382

2029 and 2031 Senior Notes

In March 2021, the Company issued $1.0 billion aggregate principal amount of senior notes, consisting of $500.0 million principal amount of 3.625% notes due 2029 (the "2029 Notes") and $500.0 million principal amount of 3.875% notes due 2031 (the "2031 Notes" and together with the 2029 Notes, the "Notes"). Initially, none of the Company's subsidiaries guaranteed the Notes. However, under certain circumstances in the future the Notes can be guaranteed by each of the Company's material domestic subsidiaries. The 2029 Notes and 2031 Notes will mature on March 15, 2029 and March 15, 2031, respectively. Interest payments are payable semi-annually in arrears on March 15 and September 15 of each year, commencing on September 15, 2021.

The aggregate net proceeds from offering of the Notes were approximately $984.7 million after deducting underwriting discounts and issuance costs paid by the Company.

The Company may voluntarily redeem the 2029 Notes, in whole or in part, under the following circumstances:

(1) at any time prior to March 15, 2024 with the net cash proceeds received by the Company from an equity offering at a redemption price equal to 103.625% of the principal amount, provided the aggregate principal amount of all such redemptions does not exceed 40% of the original aggregate principal amount of the 2029 Notes. Such redemption shall occur within 180 days after the closing of an equity offering and at least 50% of the then-outstanding aggregate principal amount of the 2029 Notes shall remain outstanding, unless all 2029 Notes are redeemed concurrently;

(2) at any time prior to March 15, 2024 at 100% of the principal amount, plus a "make-whole" premium;

(3) at any time on or after March 15, 2024 at a prepayment price equal to 101.813% of the principal amount;

(4) at any time on or after March 15, 2025 at a prepayment price equal to 100.906% of the principal amount; and

(5) at any time on or after March 15, 2026 at a prepayment price equal to 100.000% of the principal amount;

in each case, the redemption will include the accrued and unpaid interest, as applicable.

The Company may voluntarily redeem the 2031 Notes, in whole or in part, under the following circumstances:

(1)   at any time prior to March 15, 2024 with the net cash proceeds received by the Company from an equity offering at a redemption price equal to 103.875% of the principal amount, provided the aggregate principal amount of all such redemptions does not to exceed 40% of the original aggregate principal amount of the 2031 Notes. Such redemption shall occur within 180 days after the closing of an equity offering and at least 50% of the then-outstanding aggregate principal amount of the 2031 Notes shall remain outstanding, unless all 2031 Notes are redeemed concurrently;

(2)   at any time prior to March 15, 2026 at 100% of the principal amount, plus a "make-whole" premium;

(3)   at any time on or after March 15, 2026 at a prepayment price equal to 101.938% of the principal amount;

(4)   at any time on or after March 15, 2027 at a prepayment price equal to 101.292% of the principal amount;

(5)   at any time on or after March 15, 2028 at a prepayment price equal to 100.646% of the principal amount; and

(6)   at any time on or after March 15, 2029 at a prepayment price equal to 100.000% of the principal amount;

in each case, the redemption will include accrued and unpaid interest, as applicable.

The Notes are general unsecured obligations and will rank senior in right of payment to any of the Company's indebtedness that is expressly subordinated in right of payment to the Notes that the Company may incur in the future and equal in right of payment with the Company's existing and future unsecured and unsubordinated liabilities.

In certain circumstances involving a change of control event, the Company will be required to make an offer to repurchase the Notes of the applicable series at a repurchase price equal to 101% of the principal amount of the Notes of such series to be repurchased, plus accrued and unpaid interest, if any, to the applicable repurchase date.

The indenture governing the Notes (the "Indenture") contains restrictive covenants limiting the Company's ability and the ability of its subsidiaries to: (i) create liens on certain assets to secure debt; (ii) grant a subsidiary guarantee of certain debt without also providing a guarantee of the Notes; and (iii) consolidate or merge with or into, or sell or otherwise dispose of all or substantially all of its assets to another person. These covenants are subject to a number of limitations and exceptions. Certain of these covenants will not apply during any period in which the Notes are rated investment grade by either Moody's Investors Service, Inc. or Standard & Poor's Ratings Services.

As of December 31, 2023, the Company was in compliance with all of its covenants under the Indenture.

15. Supplemental Balance Sheet Information

A roll-forward of the Company's customer credit reserve is as follows:

	As of December 31,		
	2023	2022	2021
	(In thousands)		
Balance, beginning of period	$ 33,124	$ 18,577	$ 16,783
Additions	167,044	86,303	55,937
Deductions against reserve	(166,574)	(71,756)	(54,143)
Balance, end of period	$ 33,594	$ 33,124	$ 18,577

16. Revenue by Geographic Area and Groups of Similar Products

Revenue by geographic area is based on the IP address or the mailing address at the time of registration. The following table sets forth revenue by geographic area:

	Year Ended December 31,		
	2023	2022	2021[1]
Revenue by geographic area:	(In thousands)		
United States	$ 2,757,470	$ 2,510,525	$ 1,927,302
International	1,396,475	1,315,796	914,537
Total	$ 4,153,945	$ 3,826,321	$ 2,841,839
Percentage of revenue by geographic area:			
United States	66 %	66 %	68 %
International	34 %	34 %	32 %

The following table sets forth long-lived assets by geographic area:

	As of December 31,	
	2023	2022
Long-lived assets by geographic area:	(In thousands)	
United States	$ 99,368	$ 178,624
International	39,644	54,473
Total	$ 139,012	$ 233,097
Percentage of long-lived assets by geographic area:		
United States	71 %	77 %
International	29 %	23 %

The following table sets forth revenue by groups of similar products:

	Year Ended December 31,		
	2023	2022[1]	2021[1]
Revenue by groups of similar products:	(In thousands)		
Twilio Communications:			
Messaging	$ 2,184,752	$ 2,066,300	$ 1,416,265
Voice	511,728	474,790	428,484
Email and Marketing Campaigns	440,185	399,314	330,627
Other	722,028	609,683	465,498
Total Twilio Communications	3,858,693	3,550,087	2,640,874
Twilio Segment	295,252	276,234	200,965
Total	$ 4,153,945	$ 3,826,321	$ 2,841,839

---

[1] Prior year amounts were reclassified to conform to the current year presentation. The current year presentation follows the Company's reportable segment structure, as described further in Note 8.

17. Commitments and Contingencies

(a) Lease and Other Commitments

The Company entered into various non-cancelable operating lease agreements for its facilities. Refer to Note 10 for additional detail on the Company's operating lease commitments.

Additionally, the Company has contractual commitments with its cloud infrastructure providers, network service providers and other vendors that are noncancellable and expire within one to three years. In the year ended December 31, 2023, the Company entered into several such agreements with terms of up to three years for a total purchase commitment of $103.8 million. Future minimum payments under these noncancellable purchase commitments are summarized in the table below. Unrecognized tax benefits are not included in these amounts because any amounts expected to be settled in cash are not significant:

Year Ending December 31,	As of December 31, 2023
	(In thousands)
2024	$ 254,547
2025	241,056
2026	231,803
Total payments	$ 727,406

(b) Legal Matters

From time to time, the Company may be subject to legal actions, claims, and government investigations or inquiries arising in the ordinary course of business. These matters may include, but are not limited to, matters involving privacy, data protection, data security, intellectual property, competition, telecommunications, consumer protection, taxation, securities, employment, and contractual rights. While the Company currently believes that the final outcomes of these matters will not have a material adverse effect on its business, the results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

The Company accrues for contingencies when the Company believes that a loss is probable and that it can reasonably estimate the amount of any such loss. To the extent there is a reasonable possibility that a loss exceeding amounts already recognized may be incurred and the amount of such additional loss would be material, the Company will either disclose the estimated additional loss or state that such an estimate cannot be made. Significant judgment is required to determine the probability of a loss and to estimate the amount of any probable loss.

Legal fees and other costs related to litigation and other legal proceedings are expensed as incurred and are included in general and administrative expenses in the accompanying consolidated statements of operations.

In 2020, the City and County of San Francisco ("San Francisco") assessed the Company for additional Telephone Users Tax ("TUT") and Access Line Tax on certain of the Company's services for the years 2009 through 2018. The assessments totaled $38.8 million, including interest and penalties. The Company paid the assessments under protest in the third quarter of 2020.

On May 27, 2021, the Company filed a lawsuit against San Francisco in San Francisco Superior Court challenging the assessments. The parties agreed to a settlement agreement that was approved by San Francisco's Board of Supervisors and Mayor on November 7, 2023 and November 9, 2023, respectively, pursuant to which San Francisco paid the Company $18.0 million in November 2023 in settlement of the Company's claims. The related impacts to the consolidated balance sheet as of December 31, 2023 and statement of operations for the year ended December 31, 2023 were not significant.

(c) Indemnification Agreements

In the ordinary course of business and in connection with its financing and business combination transactions, the Company enters into contractual arrangements under which it agrees to provide indemnification of varying scope and terms to business partners, customers and other parties with respect to certain matters, including, but not limited to, losses arising out of the breach of such agreements, intellectual property infringement claims made by third parties and other liabilities relating to or arising from the Company's products or its acts or omissions.

The Company has also signed indemnification agreements with all of its board members and executive officers and certain employees that may require the Company to indemnify them for certain events in connection with their services to the Company or its direct or indirect subsidiaries.

As of December 31, 2023 and 2022, no amounts were accrued related to any outstanding indemnification agreements.

(d) ***Other Taxes***

The Company conducts operations in many tax jurisdictions within and outside the United States. In many of these jurisdictions, non-income-based taxes, such as sales, use, telecommunications and other local taxes are assessed on the Company's operations. The Company carries reserves for certain of its non-income-based tax exposures in certain jurisdictions when it is both probable that a liability was incurred and the amount of the exposure can be reasonably estimated. These reserves are based on estimates which include several key assumptions including, but not limited to, the taxability of the Company's services, the jurisdictions in which its management believes it had nexus and the sourcing of revenues to those jurisdictions.

The Company continues to remain in discussions with certain jurisdictions regarding its prior sales and other taxes that it may owe. In the event any of these jurisdictions disagree with management's assumptions and analysis, the assessment of the Company's tax exposure could differ materially from management's current estimates.

As of December 31, 2023, the liabilities recorded for the non-income-based taxes were $18.0 million for domestic jurisdictions and $22.2 million for jurisdictions outside of the United States. As of December 31, 2022, these liabilities were $29.1 million and $20.6 million, respectively.

18. Stockholders' Equity

Preferred Stock

As of December 31, 2023 and 2022, the Company had authorized 100,000,000 shares of preferred stock, par value $0.001, of which no shares were issued and outstanding.

Common Stock

As of December 31, 2023, the Company had authorized 1,000,000,000 shares of Class A common stock and 3,170,181 shares of Class B common stock, each par value of $0.001 per share. As of December 31, 2023, 181,945,771 shares of Class A common stock and no shares of Class B common stock were issued and outstanding.

As of December 31, 2022, the Company had authorized 1,000,000,000 shares of Class A common stock and 100,000,000 shares of Class B common stock, each par value of $0.001 per share. As of December 31, 2022, 176,358,104 shares of Class A common stock and 9,617,605 shares of Class B common stock were issued and outstanding.

The Company had reserved shares of common stock for issuance as follows:

	As of December 31,	
	2023	**2022**
Stock options issued and outstanding	1,722,861	2,277,379
Unvested restricted stock units issued and outstanding	18,755,538	15,414,997
Shares of Class A common stock reserved for Twilio.org	442,041	530,449
Stock-based awards available for grant under 2016 Plan	19,869,260	19,851,399
Shares of Class A common stock reserved for issuance pursuant to ESPP	8,541,701	7,648,429
Total	49,331,401	45,722,653

Share Repurchase Program

In February 2023, the board of directors of the Company authorized the repurchase of up to $1.0 billion in aggregate value of its outstanding Class A common stock through a share repurchase program. Repurchases under this program can be made through open market, private transactions or other means, in compliance with applicable federal securities laws, and could include repurchases pursuant to the Rule 10b5-1 trading plans. The Company has discretion in determining the conditions under which shares may be repurchased from time to time. The program expires on December 31, 2024.

During the year ended December 31, 2023, the Company repurchased 11.3 million shares of its Class A common stock for an aggregate purchase price of $672.1 million. As of December 31, 2023, approximately $327.9 million of the originally authorized amount remained available for future repurchases.

Public Equity Offerings

In February 2021, the Company completed a public equity offering in which it sold 4,312,500 shares of its Class A common stock at a public offering price of $409.60 per share. The Company received total proceeds of $1.8 billion, net of underwriting discounts and offering expenses paid by the Company.

19. Stock-Based Compensation

2008 Stock Option Plan

In connection with the Company's initial public offering on June 22, 2016, the 2008 Stock Option Plan, as amended and restated (the "2008 Plan"), was terminated and, accordingly, no shares were available for issuance after the termination. As of December 31, 2023 and 2022, all remaining outstanding stock options granted under the 2008 Plan were vested and exercisable and continue to be governed by the provisions of this plan.

2016 Stock Option Plan

The Company's 2016 Stock Option and Incentive Plan (the "2016 Plan") became effective on June 21, 2016. The 2016 Plan provides for the grant of ISOs, NSOs, restricted stock, RSUs, stock appreciation rights, unrestricted stock awards, performance share awards, dividend equivalent rights and cash-based awards to employees, directors and consultants of the Company. A total of 11,500,000 shares of the Company's Class A common stock were initially reserved for issuance under the 2016 Plan. These available shares automatically increase each January 1, beginning on January 1, 2017, by 5% of the number of shares of the Company's Class A and Class B common stock outstanding on the immediately preceding December 31, or such lesser number of shares as determined by the Company's compensation committee. On January 1, 2023 and 2022, the shares available for grant under the 2016 Plan were automatically increased by 9,298,785 shares and 9,023,405 shares, respectively.

Under the 2016 Plan, the stock options are granted at a price per share not less than 100% of the fair market value per share of the underlying common stock on the date of grant.

SendGrid 2009, 2012 and 2017 Stock Incentive Plans

In connection with its acquisition of SendGrid, the Company assumed and replaced all stock options and restricted stock units of the continuing employees issued under SendGrid's 2009, 2012 and 2017 Stock Incentive Plans that were unvested and outstanding on the date of acquisition. The assumed equity awards continue to vest and are governed by the provisions of their respective plans. Additionally, the Company assumed shares of SendGrid common stock that were reserved and available for issuance under SendGrid's 2017 Equity Incentive Plan, on an as converted basis. These shares were utilized for equity grants under the Company's 2016 Plan in the post-acquisition period, to the extent permitted by New York Stock Exchange rules.

Segment 2013 Stock Incentive Plan

In connection with its acquisition of Segment, the Company assumed and replaced all stock options and restricted stock units of the continuing employees issued under Segment's 2013 Stock Incentive Plan ("Segment Plan") that were unvested and outstanding on the acquisition date. The assumed equity awards continue to vest and are governed by the provisions of the Segment Plan.

Zipwhip 2008 Stock Plan and 2018 Equity Incentive Plan

In connection with its acquisition of Zipwhip, the Company assumed and replaced all stock options and restricted stock units of the continuing employees issued under Zipwhip's Amended and Restated 2008 Stock Plan and 2018 Equity Incentive Plan ("Zipwhip Plans") that were unvested and outstanding on the acquisition date. The assumed equity awards continue to vest and are governed by the provisions of the Zipwhip Plans.

Under all plans, stock options generally expire 10 years from the date of grant and vest over periods determined by the board of directors. The vesting period for stock options and restricted stock units is generally four years from the date of grant. For existing employees and, effective in 2022, for new-hires the stock options and restricted stock units vest in equal monthly and quarterly installments, respectively, over the service period.

2016 Employee Stock Purchase Plan

The Company's 2016 ESPP was effective on June 21, 2016. A total of 2,400,000 shares of the Company's Class A common stock were initially reserved for issuance under the 2016 ESPP. These available shares automatically increase each January 1, beginning on January 1, 2017, by the lesser of 1,800,000 shares of the Company's Class A common stock, 1% of the number of shares of the Company's Class A and Class B common stock outstanding on the immediately preceding December 31 or such lesser number of shares as determined by the Company's compensation committee. On each of January 1, 2023 and 2022, the shares available for grant under the 2016 ESPP were automatically increased by 1,800,000 shares.

The 2016 ESPP allows eligible employees to purchase shares of the Company's Class A common stock at a discount of 15% through payroll deductions of their eligible compensation, subject to any plan limitations. The 2016 ESPP provides for separate six-month offering periods beginning in May and November of each year.

On each purchase date, eligible employees purchase the Company's stock at a price per share equal to 85% of the lesser of (i) the fair market value of the Company's Class A common stock on the offering date or (ii) the fair market value of the Company's Class A common stock on the purchase date.

As of December 31, 2023, total unrecognized compensation cost related to the 2016 ESPP was not significant.

Stock-options and restricted stock units and awards activity under the Company's equity incentive plans is as follows:

Stock Options

	Number of options outstanding		Weighted-average exercise price (Per share)	Weighted-average remaining contractual term (In years)		Aggregate intrinsic value (In thousands)
Outstanding options as of December 31, 2022	2,277,379	$	75.54	5.32	$	39,167
Exercised	(366,456)	$	20.18			
Forfeited and canceled	(188,062)	$	223.76			
Outstanding options as of December 31, 2023	1,722,861	$	71.13	4.45	$	56,007
Options vested and exercisable as of December 31, 2023	1,567,840	$	63.06	4.10	$	55,831

	Year Ended December 31,					
	2023		2022		2021	
	(In thousands, except per share amounts)					
Aggregate intrinsic value of stock options exercised [1]	$	15,242	$	80,839	$	508,539
Total estimated grant date fair value of options vested	$	28,619	$	77,403	$	138,851
Weighted-average grant date fair value per share of options granted	$	—	$	50.66	$	216.29

---

[1] Aggregate intrinsic value represents the difference between the fair value of the Company's Class A common stock as reported on the New York Stock Exchange and the exercise price of outstanding "in-the-money" options.

As of December 31, 2023, total unrecognized compensation cost related to all unvested stock options was not significant.

Restricted Stock Units

	Number of awards outstanding	Weighted-average grant date fair value (Per share)	Aggregate intrinsic value (In thousands)
Unvested RSUs as of December 31, 2022	15,414,997	$ 130.97	$ 754,718
Granted	14,716,790	$ 65.73	
Vested	(5,939,641)	$ 116.30	
Forfeited and canceled	(5,436,608)	$ 120.16	
Unvested RSUs as of December 31, 2023	18,755,538	$ 87.56	$ 1,422,983

In March 2022, the Company granted 919,289 shares of performance-based restricted stock units ("PSU") to certain of its executive employees. These awards activity is included in the table above. The PSUs were granted with a grant date fair value per share of $157.44 and an aggregate grant date fair value of $144.7 million. The Company estimated the fair value of these awards based on the closing price of its Class A common stock on the date of grant. Each PSU award consisted of three tranches that vest separately over distinct service periods if its respective performance targets, as defined in the grant agreements, are achieved in the respective periods. The final vesting is determined by the Company's Compensation Committee subsequent to the completion of the vesting period. The vesting of the first tranche was based on achievement of revenue growth targets with respect to the year ended December 31, 2022. The vesting of the second and third tranches was based on both (a) revenue growth targets and (b) profitability targets achievement with respect to each of the years ended December 31, 2023 and 2024. If performance targets are not achieved, the related tranches are forfeited. Vesting of these performance-based restricted stock unit awards can range up to 100% above the target based on levels of performance and is recorded in stock-based compensation expense in the year during which each tranche vests.

As of December 31, 2023, total unrecognized compensation cost related to unvested RSUs was $1.5 billion, which will be amortized over a weighted-average period of 2.7 years.

Valuation Assumptions

The Company did not grant stock options in the year ended December 31, 2023. The Company used the following assumptions in the Black-Scholes option pricing model to estimate the fair value of the employee stock options:

	Year Ended December 31,	
Employee Stock Options:	**2022**	**2021**
Fair value of common stock	$85.17	$268.55 - $409.21
Expected term (in years)	6.02	0.30 - 6.39
Expected volatility	61.6%	42.9% - 61.5%
Risk-free interest rate	3.3%	0.1% - 1.4%
Dividend rate	—%	—%

The Company used the following assumptions in the Black-Scholes option pricing model to estimate the fair value of the purchase rights issued under the 2016 ESPP:

	Year Ended December 31,		
Employee Stock Purchase Plan:	**2023**	**2022**	**2021**
Fair value of common stock	$47.36 - $61.55	$50.81 - $99.68	$297.20 - $310.80
Expected term (in years)	0.50	0.50	0.50
Expected volatility	45.8% - 57.1%	73.2% - 97.3%	46.4% - 58.7%
Risk-free interest rate	5.3% - 5.4%	1.5% - 4.5%	—% - 0.1%
Dividend rate	—%	—%	—%

Stock-Based Compensation Expense

The Company recorded stock-based compensation expense as follows:

		Year Ended December 31,				
		2023		2022		2021
				(In thousands)		
Cost of revenue	$	26,343	$	21,136	$	14,074
Research and development		331,526		374,846		258,672
Sales and marketing		183,389		240,109		213,351
General and administrative		121,584		148,194		146,188
Restructuring costs		13,015		14,275		—
Total	$	675,857	$	798,560	$	632,285

20. Net Loss Per Share Attributable to Common Stockholders

The following table sets forth the calculation of basic and diluted net loss per share attributable to common stockholders during the periods presented:

		Year Ended December 31,				
		2023		2022		2021
Net loss attributable to common stockholders (in thousands)	$	(1,015,441)	$	(1,256,145)	$	(949,900)
Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted		183,327,844		182,994,038		174,180,465
Net loss per share attributable to common stockholders, basic and diluted	$	(5.54)	$	(6.86)	$	(5.45)

The following outstanding shares of common stock equivalents were excluded from the calculation of the diluted net loss per share attributable to common stockholders because their effect would have been anti-dilutive:

	As of December 31,		
	2023	2022	2021
Stock options issued and outstanding	1,722,861	2,277,379	3,351,313
Unvested restricted stock units issued and outstanding	18,755,538	15,414,997	6,475,700
Shares of Class A common stock reserved for Twilio.org	442,041	530,449	618,857
Shares of Class A common stock committed under ESPP	426,199	766,334	147,947
Shares of Class A common stock in escrow	31,503	31,503	75,506
Shares of Class A common stock in escrow and restricted stock awards subject to future vesting	3,771	56,237	235,054
Total	21,381,913	19,076,899	10,904,377

21. Income Taxes

The following table presents domestic and foreign components of loss before income taxes for the periods presented:

		Year Ended December 31,				
		2023		2022		2021
				(In thousands)		
United States	$	(816,089)	$	(1,021,208)	$	(737,360)
International		(180,640)		(222,424)		(223,569)
Loss before (provision for) benefit from income taxes	$	(996,729)	$	(1,243,632)	$	(960,929)

Provision for (benefit from) income taxes consists of the following:

		Year Ended December 31,				
		2023		2022		2021
Current:		(In thousands)				
Federal	$	2,567	$	3,928	$	122
State		1,533		4,100		420
Foreign		31,354		17,450		8,274
Total		35,454		25,478		8,816
Deferred:						
Federal		(1,337)		(5,155)		(13,772)
State		(208)		(818)		(4,083)
Foreign		(15,197)		(6,992)		(1,990)
Total		(16,742)		(12,965)		(19,845)
Provision for (benefit from) income taxes	$	18,712	$	12,513	$	(11,029)

The following table presents a reconciliation of the statutory federal tax rate and the Company's effective tax rate:

	Year Ended December 31,		
	2023	2022	2021
Tax at federal statutory rate	21 %	21 %	21 %
State tax, net of federal benefit	3	3	8
Stock-based compensation	(7)	(7)	16
Credits	2	1	4
Foreign rate differential	1	(2)	(1)
Change in valuation allowance	(23)	(17)	(46)
Other	1	(1)	—
Effective tax rate	(2)%	(2)%	2 %

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table presents the significant components of the Company's deferred tax assets and liabilities:

	As of December 31,	
	2023	2022
Deferred tax assets:	(In thousands)	
Net operating loss carryforwards	$ 983,652	$ 959,864
Accruals and reserves	52,750	47,986
Stock-based compensation	29,572	37,981
Research and development credits	177,109	159,604
Intangibles	135,564	135,500
Capitalized research and development expenses	231,819	219,176
Lease liability	44,682	60,795
Unrealized losses on marketable securities	—	32,108
Investments and other basis differences	51,368	11,952
Other	31,852	24,878
Gross deferred tax assets	1,738,368	1,689,844
Valuation allowance	(1,533,933)	(1,357,300)
Net deferred tax assets	204,435	332,544
Deferred tax liabilities:		
Capitalized software	(36,109)	(36,552)
Prepaid expenses	(1,073)	(1,587)
Acquired intangibles	(81,415)	(202,778)
Right-of-use asset	(19,964)	(35,734)
Deferred commissions	(50,703)	(59,675)
Net deferred tax asset (liability)	$ 15,171	$ (3,782)

The following table summarizes the Company's tax carryforwards, carryovers and credits:

	As of December 31, 2023	Expiration Date (If not utilized)
	(In thousands)	
Federal tax credits	$ 147,500	Various dates beginning in 2037
Federal net operating loss carryforwards	$ 3,444,800	Indefinite
State net operating loss carryforwards	$ 2,640,300	Various dates beginning in 2026
State tax credits	$ 120,300	Indefinite
Foreign net operating loss carryforwards	$ 1,011,800	Indefinite

A limitation may apply to the use of the net operating loss and credit carryforwards, under provisions of the Internal Revenue Code of 1986, as amended, and similar state tax provisions that are applicable if the Company experiences an "ownership change." An ownership change may occur, for example, as a result of issuance of new equity. Should these limitations apply, the carryforwards would be subject to an annual limitation, resulting in a potential reduction in the gross deferred tax assets before considering the valuation allowance.

The Company's accounting for deferred taxes involves the evaluation of a number of factors concerning the realizability of its net deferred tax assets. The Company primarily considered such factors as its history of operating losses, the nature of the Company's deferred tax assets, and the timing, likelihood and amount, if any, of future taxable income during the periods in which those temporary differences and carryforwards become deductible.

At present, the Company does not believe that it is more likely than not that the federal, state and foreign net deferred tax assets will be realized, and accordingly, a valuation allowance has been established. The valuation allowance increased by approximately $176.6 million and $220.5 million during the years ended December 31, 2023 and 2022, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Year Ended December 31,		
	2023	**2022**	**2021**
	(In thousands)		
Unrecognized tax benefit, beginning of year	$ 228,966	$ 223,380	$ 191,183
Gross increases for tax positions of prior years	3,427	3,250	3,496
Gross decreases for tax positions of prior years	(5,130)	(705)	(10,693)
Gross increases for tax positions of current year	7,754	4,081	39,394
Lapse of statute of limitations	(1,239)	(1,040)	—
Unrecognized tax benefit, end of year	$ 233,778	$ 228,966	$ 223,380

As of December 31, 2023, the Company had approximately $233.8 million of unrecognized tax benefits. If the $233.8 million is recognized, $5.1 million would affect the effective tax rate. The remaining amount would be offset by the reversal of related deferred tax assets which are subject to a full valuation allowance.

The Company recognizes interest and penalties, if any, related to uncertain tax positions in its income tax provision. As of December 31, 2023, 2022 and 2021, such amounts are not significant.

The Company does not anticipate any significant changes within 12 months of December 31, 2023, in its uncertain tax positions that would be material to its consolidated financial statements taken as a whole because nearly all of the unrecognized tax benefit has been offset by a deferred tax asset, which has been reduced by a valuation allowance.

The Company files U.S. federal income tax returns as well as income tax returns in many U.S. states and foreign jurisdictions. As of December 31, 2023, the tax years 2008 through the current period remain open to examination by the major jurisdictions in which the Company is subject to tax. Years outside the normal statute of limitation remain open to audit by tax authorities due to tax attributes generated in those early years, which have been carried forward and may be audited in subsequent years when utilized. The Company is fully reserved for all open U.S. federal, state and local, or non-U.S. income tax examinations by any tax authorities.

On June 7, 2019, a three-judge panel from the U.S. Court of Appeals for the Ninth Circuit overturned the U.S. Tax Court's decision in Altera Corp. v. Commissioner and upheld the portion of the Treasury regulations under Section 482 of the Internal Revenue Code that requires related parties in a cost-sharing arrangement to share expenses related to share-based compensation. As a result of this decision, the Company's gross unrecognized tax benefits increased to reflect the impact of including share-based compensation in cost-sharing arrangements. On July 22, 2019, Altera filed a petition for a rehearing before the full Ninth Circuit and the request was denied on November 12, 2019. On February 10, 2020, Altera filed a petition to appeal the decision to the Supreme Court and on June 22, 2020 the Supreme Court denied the petition. There is no impact on the Company's effective tax rate for years ended December 31, 2023 and 2022 due to a full valuation allowance against its deferred tax assets. We will continue to monitor future developments and their potential effects on our consolidated financial statements.

The provision for and benefit from income taxes recorded in the years ended December 31, 2023 and 2022, respectively, consist primarily of income taxes, withholding taxes in foreign jurisdictions in which the Company conducts business and the tax benefit related to the release of valuation allowance from acquisitions. The Company's U.S. operations have been in a loss position and the Company maintains a full valuation allowance against its U.S. deferred tax assets.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 10-K.

Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S generally accepted accounting principles.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer and oversight of the board of directors, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the criteria set forth in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included in Part II, Item 8, "Financial Statements and Supplementary Data," of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the three months ended December 31, 2023, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the organization have been detected. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. *Other Information*

Securities Trading Plans of Directors and Executive Officers

During the three months ended December 31, 2023, none of our directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (each as defined in Item 408 of Regulation S-K).

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item is incorporated by reference to our Proxy Statement relating to our 2024 Annual Meeting of Stockholders (the "Proxy Statement"). The Proxy Statement will be filed with the SEC within 120 days of the year ended December 31, 2023.

Our board of directors has adopted a code of conduct that applies to all officers, directors and employees, which is available on our website at (investors.twilio.com) under "Governance." We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendments to, or waiver from, a provision of our code of conduct by posting such information on the website address and location specified above.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to the Proxy Statement to be filed with the SEC within 120 days of the year ended December 31, 2023.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated by reference to the Proxy Statement to be filed with the SEC within 120 days of the year ended December 31, 2023.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference to the Proxy Statement to be filed with the SEC within 120 days of the year ended December 31, 2023.

Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference to the Proxy Statement to be filed with the SEC within 120 days of the year ended December 31, 2023.

PART IV

Item 15. *Exhibit and Financial Statement Schedules*

(a)   The following documents are filed as part of this report:

1. Financial Statements

See Index to Financial Statements at Item 8 herein.

2. Financial Statement Schedules

Schedules not listed above have been omitted because they are not required, not applicable, or the required information is otherwise included.

3. Exhibits

The exhibits listed below are filed as part of this Annual Report on Form 10-K or are incorporated herein by reference, in each case as indicated below.

Exhibit Number	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
2.1	Agreement and Plan of Merger and Reorganization, dated as of May 16, 2021, by and among Twilio Inc., Zeus Merger Sub I, Inc., Zeus Merger Sub II, LLC, Zipwhip, Inc. and Fortis Advisors LLC	10-Q	001-37806	2.1	July 30, 2021
2.2	Agreement and Plan of Reorganization, dated as of October 12, 2020, by and among Twilio Inc., Scorpio Merger Sub, Inc., Segment,io, Inc., and Shareholder Representative Services LLC	S-3	333-249889	2.1	November 5, 2020
3.1	Amended and Restated Certificate of Incorporation of Twilio Inc.	S-1/A	333-211634	3.1	June 13, 2016
3.2	Third Amended and Restated Bylaws of Twilio Inc.	8-K	001-37806	3.1	February 9, 2024
3.3	Certificate of Retirement of Class B Common Stock of Twilio Inc, dated as of June 28, 2023	8-K	001-37806	3.1	June 29, 2023
4.1	Form of Class A Common Stock Certificate of Twilio Inc.	S-1	333-211634	4.1	May 26, 2016
4.2	Indenture, dated as of March 9, 2021 by and between Twilio Inc. and U.S. Bank National Association, as Trustee	8-K	001-37806	4.1	March 9, 2021
4.3	First Supplemental Indenture, dated as of March 9, 2021, between Twilio Inc. and U.S. Bank National Association, as Trustee	8-K	001-37806	4.2	March 9, 2021
4.4	Form of 3.625% Senior Notes due 2029	8-K	001-37806	4.3	March 9, 2021
4.5	Form of 3.875% Senior Notes due 2031	8-K	001-37806	4.4	March 9, 2021
4.6	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934				Filed herewith
10.1*	Form of Indemnification Agreement	10-K	001-37806	10.1	February 26, 2021
10.2*	Twilio Inc. Amended and Restated 2008 Stock Option Plan and forms of Stock Option Agreement and form of Stock Option Grant Notice	10-K	001-37806	10.2	February 26, 2021
10.3*	Twilio Inc. Amended and Restated 2016 Stock Option and Incentive Plan, and forms of agreements thereunder	10-K	001-37806	10.3	February 26, 2021
10.4*	Twilio Inc. 2019 France Sub-Plan to the 2016 Stock Option and Incentive Plan	10-Q	001-37806	10.2	October 31, 2019
10.5*	Cash-Based Award Agreement for Company Employees under the Twilio Inc. 2016 Stock Option and Incentive Plan	8-K	001-37806	10.1	February 22, 2023
10.6*	Twilio Inc. Amended and Restated Non-Employee Director Compensation Policy	10-Q	001-37806	10.1	November 4, 2022
10.7*	Twilio Inc. Amended and Restated 2016 Employee Stock Purchase Plan	10-Q	001-37806	10.1	October 31, 2019
10.8	Twilio Inc. Amended Chief Executive Officer Severance Plan	8-K	001-37806	10.2	February 22, 2023
10.9*	Twilio Inc. Senior Executive Severance Plan	8-K	001-37806	10.3	February 22, 2023
10.10*	Twilio Inc. Non-Employee Directors' Deferred Compensation Program and forms thereunder	10-Q	001-37806	10.6	May 10, 2023
10.11*	Twilio Inc. Executive Incentive Compensation Plan	8-K	001-37806	10.1	December 1, 2023
10.12*	Offer Letter with Dana Wagner, dated as of October 7, 2021	10-K	001-37806	10.17	February 22, 2022
10.13*	Offer Letter with Elena Donio, dated as of April 28, 2022	10-Q	001-37806	10.1	August 5, 2022
10.14*	Offer Letter with Aidan Viggiano, dated February 10, 2023	10-K	001-37806	10.14	February 27, 2023
10.15*	Separation Agreement and Release with Jeff Lawson, dated as of January 7, 2024	8-K	001-37806	10.2	January 8, 2024
10.16*	Offer Letter with Khozema Shipchandler, dated as of January 7, 2024	8-K	001-37806	10.1	January 8, 2024
10.17	Sublease, dated as of August 30, 2018, by and between Salesforce.com, Inc. and Twilio Inc.	10-Q	001-37806	10.1	November 8, 2018
10.18	Consent to Sublease Agreement, dated as of September 25, 2018, by and among Hudson Rincon Center, LLC, Salesforce.com Inc. and Twilio Inc.	10-Q	001-37806	10.2	November 8, 2018
10.19†	Framework Agreement, dated as of February 26, 2021, by and among Twilio Inc., Carlyle Partners V Holdings, L.P. and Syniverse Corporation	10-Q	001-37806	10.1	May 6, 2021
10.20	Framework Agreement Letter Agreement, dated as of August 16, 2021, by and among Twilio Inc., Carlyle Partners V Holdings, L.P. and Syniverse Corporation	8-K	001-37806	2.1	August 17, 2021
10.21	Second Framework Agreement Letter Agreement, dated as of May 13, 2022, by and among Twilio Inc., Carlyle Partners V Holdings, L.P. and Syniverse Corporation	8-K	001-37806	2.1	May 16, 2022
21.1	List of Subsidiaries of Twilio Inc.				Filed herewith
23.1	Consent of KPMG, LLP, Independent Registered Public Accounting Firm				Filed herewith
24.1	Power of Attorney (included in signature page hereto)				Filed herewith

Exhibit Number	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
31.1	Certification of the Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith
31.2	Certification of the Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				Filed herewith
32.1**	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Furnished herewith
97.1	Twilio Inc. Compensation Recovery Policy				Filed herewith
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document				Filed herewith
101.SCH	Inline XBRL Taxonomy Extension Schema Document.				Filed herewith
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.				Filed herewith
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.				Filed herewith
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.				Filed herewith
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.				Filed herewith
104	Cover Page with Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101).				

---

†   Certain portions of this exhibit have been omitted because they are not material, and they are the type of information that the registrant treats as private or confidential.

*   Indicates a management contract or compensatory plan or arrangement.

**   The certifications furnished in Exhibit 32.1 hereto are deemed to accompany this Annual Report on Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that the registrant specifically incorporates it by reference.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TWILIO INC.

By: /s/ KHOZEMA Z. SHIPCHANDLER
    Khozema Z. Shipchandler
    Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Khozema Z. Shipchandler, Aidan Viggiano and Dana R. Wagner, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

February 27, 2024	/s/ KHOZEMA Z. SHIPCHANDLER
	Khozema Z. Shipchandler Director and Chief Executive Officer (Principal Executive Officer)
February 27, 2024	/s/ AIDAN VIGGIANO
	Aidan Viggiano Chief Financial Officer (Principal Accounting and Financial Officer)
February 27, 2024	/s/ CHARLIE BELL
	Charlie Bell Director
February 27, 2024	/s/ BYRON B. DEETER
	Byron B. Deeter Director
February 27, 2024	/s/ DONNA L. DUBINSKY
	Donna L. Dubinsky Director
February 27, 2024	/s/ JEFF EPSTEIN
	Jeff Epstein Director
February 27, 2024	/s/ JEFFREY R. IMMELT
	Jeffrey R. Immelt Director
February 27, 2024	/s/ DEVAL L. PATRICK
	Deval L. Patrick Director
February 27, 2024	/s/ ERIKA ROTTENBERG
	Erika Rottenberg Director
February 27, 2024	/s/ MIYUKI SUZUKI
	Miyuki Suzuki Director

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Leadership
Management



Khozema Shipchandler
Chief Executive Officer



Aidan Viggiano
Chief Financial Officer



Dana Wagner
Chief Legal Officer & Corporate Secretary



Christy Lake
Chief People Officer



Thomas Wyatt
President, Twilio Segment



Inbal Shani
Chief Product Officer, Twilio Communications



Lauren Nemeth
Chief Revenue Officer, Twilio Communications



Ivy Grant
SVP, Strategy & Operations



Leadership
Board of Directors



Jeff Epstein
Twilio Chair;
Operating Partner
at Bessemer



Charlie Bell
EVP Security,
Compliance Identity
and Management
Microsoft



Byron Deeter
Partner, Bessemer
Venture Partners



Donna Dubinsky
Former CEO and
Board Chair,
Numenta



Jeff Immelt
Venture Partner,
New Enterprise
Associates



Deval Patrick
Former Governor of
Massachusetts



Erika Rottenberg
Former VP &
General Counsel,
Chan Zuckerberg
Initiative



**Khozema
Shipchandler**
Chief Executive
Officer, Twilio



Andy Stafman
Partner, Sachem
Head Capital
Management



Miyuki Suzuki
Former President,
Asia Pacific, Japan
and China, Cisco

Auditors
KPMG LLP

Stock Listing
Twilio is listed on the NYSE
under the symbol TWLO

Investor Relations Contact
Information
IR@twilio.com



twilio.com